Sustainability Report 2007/08



"Everything we do
to achieve sustainability
enhances our success."

Move & More. OMV

house Gas Protocol (GHG Protocol), a corporate accounting and reporting standard developed by the World Business Council for Sustainable Development (WBCSD) and the World Resources Institute (WRI). We self-declare this report to the A+ Application Level of the GRI. This self-declaration was checked and approved by the GRI.

Reporting Methodology

Data generation at site level relies on a variety of business-specific methods, process systems, and tools. A central reporting tool that can be accessed from all OMV sites and offices via the OMV Intranet is used for the Group-wide collection of HSE data. Standardized definitions were developed for all indicators and made available online. The completeness and accuracy of reported data are checked at corporate level. Cross-checks (over time, between sites, and comparison with normalized industry-specific data) are performed systematically. Feedback and commenting loops with the reporting sites and departments ensure high data quality. If we identify limitations in the coverage or reliability of data, we disclose them and introduce measures to improve the reporting process. The HSE-related information in this report was reviewed by Ernst & Young. All other content not related to HSE was verified by Dietmar Kanatschnig, director of the Austrian Institute for Sustainable Development.

Corporate HSE Regulations

OMV regulations for HSE management and reporting are contained in corporate directives (HSE Policy; HSE Management System; HSE Awareness and Competency; Environmental Management; Safety Management; Investigation, Management, and Reporting of Incidents; Emergency and Crisis Management; Health and Health Management), and standards (e.g. HSE Terms and Definitions).



About This Report

Description
This OMV Sustainability Report replaces the CSR Performance Reports and HSE Reports of previous years. The print version presents key information on OMV's sustainability performance. Additional information is provided in the full-length version of the report, available on the OMV website.

The Sustainability Report covers the business years 2007 and 2008, in seamless continuation of the 2005-06 reporting period covered in the last Performance Report and HSE Report. In the future we plan to publish the Sustainability Report concurrently with the OMV Annual Report. Readers of this report are welcome to get in touch with us and let us know what they think.

Reporting Boundaries
The following data are fully taken into account:

- Data from all OMV activities with a stake of more than 50%, except Kazakhstan and Petrom Marketing (reporting systems under development)
- Joint ventures where controlling influence is exerted and in which OMV acts as an operator, including minority shareholdings.

The following data are not taken into account for this report:

- Figures from holdings of equal or less than 50% if there is no significant operational influence
- Environmental data from filling stations, due to the fact that the vast majority of filling stations are operated by partners functioning as independent companies.

We work closely with our joint venture partners, filling station licensees, contractors, and suppliers on all matters relating to sustainability. Examples of how they implement our policies are given in this report.

Content
The information contained in this report relates to the typical impacts of an oil and gas company on social and environmental sustainability issues. The report takes into account recommendations from stakeholder dialogues and industry associations, as well as disclosure demands by financial analysts and by the general public. The report was prepared with reference to the guidelines of the Global Reporting Initiative (GRI) and the Green-

Chapter Openers

4

Corporate Profile

18

In the Spotlight

26

Environment

42

Social Issues and Society

66

Outlook

72

Indicators and Assurances

Links

This symbol points to additional information on the OMV website:

www.omv.com

To help save natural resources by avoiding repetition in our periodic reporting, this OMV Sustainability Report is a combination of two previous reporting formats, the Corporate Social Responsibility Performance Report and the HSE Report. For the same reason, OMV decided to publish on its website or in its Annual Report certain subject matter and detailed data which must be included in comprehensive sustainability reporting in order to meet the criteria of the A+ Application Level of the GRI Reporting Guidelines. In the present report, reference is made to the OMV website whenever more detailed descriptions of specific subjects or chapters of the report can be found there. A text passage on the website will be indicated by a Web symbol. The OMV Annual Report, which is published concurrently with the Sustainability Report, focuses on performance data but also contains information on the OMV organizational structure, objectives and strategy, corporate governance, risk management, and the business segments.

Organizational Structure
General information on the management and ownership structure of OMV

Objectives and Strategy
Objectives and strategy of OMV as well as of the operating business segments and Petrom



Annual Report 2008
„Every business success enhances our global responsibility."
Move & More. OMV

Corporate Governance
Management structure of OMV, including the Statement of the Supervisory Board, compensation of the Executive Board members, and a description of the independence of the audit bodies

Risk Management
Description of the key risks identified and the preventive measures taken

Operating Business Segments
Description of the operating activities in the business segments Exploration and Production (E&P), Refining and Marketing (R&M), and Gas and Power (G&P)

Financial Performance
Presentation of the performance data for the 2008 reporting period in the directors' report, consolidated financial statements, and performance indicators



Contents

fF* About This Report
02 Foreword by the CEO

04 **CORPORATE PROFILE**
10 Corporate Structure
11 Products and Production
12 Strategy and Objectives
14 UN Global Compact and the OMV Code of Conduct
15 Values
16 OMV in Dialogue

18 **IN THE SPOTLIGHT**
20 Future Mobility
21 Is the World's Oil Running Out?
22 Energy Security in Europe
23 A Turbulent Oil Market
24 Biofuels
25 OMV in Socially and Politically Sensitive Regions

26 **ENVIRONMENT**
28 Our Approach
29 Energy Management
30 Climate Protection and Emission Management
35 Sustainable Resource Management
39 Environmental Impacts of Our Products

42 **SOCIAL ISSUES**
44 Employees
48 Health
50 Safety
56 Human Rights
61 Business Ethics
62 Community Relations

66 **OUTLOOK**
68 Future Energies and Innovation

72 **PERFORMANCE INDICATORS AND ASSURANCES**
74 Performance Indicators
77 GRI Content Index
80 GRI Application Level Check
81 Third-Party Statement
82 Ernst & Young Independent Assurance Report

84 Sustainability Program
bF* Abbreviations and Definitions
bF* Impressum

* fF = front Flap
bF = back Flap

Foreword by the CEO

Welcome to the Sustainability Report 2007/08.
Sustainability has become a buzzword today, yet this term is often understood in very different ways. Before I come to the report itself, I would like to begin by explaining what sustainability means to OMV.

We see corporate sustainability as supported by three pillars:

- An economic pillar, i.e. profitable growth;
- An environmental pillar, i.e. the responsible use of natural resources, and the preservation of the basis for life on earth; and
- A social pillar, i.e. equitable and peaceful co-existence, and ensuring the right to a decent life.

It is a pleasure for me to present the OMV Sustainability Report 2007/08, which represents a milestone in OMV's history for several reasons:

- This is our first-ever Sustainability Report (formerly CSR Performance Report), the result of unstinting efforts to develop and expand our activities in the sustainability area.
- The new format combines the CSR Performance Reports and HSE Reports published in previous years.
- The OMV Sustainability Report and the OMV Annual Report are being published for the first time concurrently, as twin reports.

"For OMV, sustainability is not something to which we pay lip service. It's how we manage our business. Profitable growth is inextricably linked with environmental and social responsibility. These are the elements that guarantee sustainability. Our genuine commitment to sustainability becomes all the more apparent in a challenging environment."

In the English-speaking world, these three pillars are summed up in the phrase "people, planet, profit." Together they constitute the triple bottom line and reflect a firm belief in the linkage between the three elements. As a signatory to the UN Global Compact, we can claim to be behaving in a sustainable manner only when we take all three aspects into consideration in our decisions and activities, from our corporate strategy and values to the actions of any one of our employees, whether they work in an exploration well, in natural gas logistics, at a refinery, or at a filling station. Each member of the organization is called upon to make a contribution within his or her sphere of influence, for it is those individual achievements which in toto pave the way for the long-term sustainable development of our business.

These changes are intended to underscore a key fact: Sustainability is an integral part of OMV's business. Only the simultaneous publication of both financial and non-financial indicators can give readers a fully up-to-date, complete, and accurate picture of OMV. Thus the aim of this report is to provide a transparent account of our activities since the last CSR Performance Report.

We can all take pride in what has been achieved in this period:

- Petrom made great strides in implementing its modernization program, which involved a variety of investments with positive environmental and social impacts.
- OMV established a Carbon Management function and set targets for the reduction of greenhouse gas emissions.
- New corporate directives on sustainability management, including a human rights matrix and a Business Ethics Directive, were approved.
- OMV launched a safety program aimed at preventing road accidents, and introduced the new incident reporting and management tool "Think:Ahead CARE."

All of us at OMV are distressed by the number of fatal injuries that occurred during this period, the majority of them the result of traffic accidents. My deepest sympathy goes out to the families of the victims. Accidents like these cannot be tolerated. The Executive Board has instituted measures to ensure that the causes are investigated and the necessary steps taken to prevent similar accidents from occurring in the future.

Fatal accidents, several incidents in our plants, and an oil-spill rate that remained unacceptably high – they all serve to remind us that we still have a considerable way to go on improving our performance. In light of the challenging environment, and also our understanding of sustainability as an integral aspect of our activities, it is clear, however, that the development and implementation of the elements of sustainability can only go hand in hand with business development, which indeed they should foster and support.

That is why each of the chapters in this report covering the different areas of sustainability includes goals for the further implementation and strengthening of sustainability at OMV. These are clearly summarized in the OMV Sustainability Program at the end of the report. I invite you, the reader, to let us know how you view OMV so that with your help we can look for more ways to improve and therefore together we can contribute to sustainability at OMV.

I foresee a number of challenges for sustainability in the coming year: We face a tougher market, low oil prices and weak refining margins will put pressure on results, and the battle for resources and market share is due to intensify. Our genuine commitment to sustainability becomes all the more apparent when times are hard.

Nevertheless, with its solid financial structure OMV is well placed to weather these new conditions. Cost-saving measures implemented early on now give us the flexibility required to respond quickly to new opportunities as they arise. I see the forecast slowdown in growth, accompanied by more focused investments, as offering us a chance to integrate sustainability structures even more firmly within OMV; further promote awareness of sustainability issues; and accentuate the fact that social and environmental responsibility contributes to OMV's successful performance.

Thus we want to be and to remain a profitable investment, a welcome guest in the countries in which we operate, and a good employer.



Wolfgang Ruttenstorfer





THE ECONOMY AND CORPORATE SOCIAL RESPONSIBILITY

"What can a company do to weather the economic storm?"

Michael Diglas, Telekom Austria


"Stand firm on its commitment to social responsibility."
Horacio Haag, Health, Safety, Security, and Environment, OMV


HUMAN RIGHTS
"How does a multinational corporation earn universal respect?"
Julia Hampl, university student


"By respecting the rights of the individual."
Daniel Jagsch, Avanti Brand Management, R&M, OMV


ENVIRONMENT
"Why have you made environmental protection a top priority?"
Michaela Obemeata, university student


"Since the earth's resources are finite, we have to take responsibility now, not later."
Julian Roberts, Environment, E&P, OMV

Corporate Structure

Integration of Sustainability within the Organization

OMV's Corporate Affairs & Sustainability (CA&S) Department is in charge of matters related to corporate social responsibility (CSR) and health, safety, security, and environment (HSE). When the former Corporate Affairs and HSE departments were merged to form CA&S in 2008, essential responsibilities associated with the social and environmental pillars of CSR were combined into one management function. CA&S reports directly to the CEO. Each operating business segment has a CSR manager and an HSE manager, who report to the OMV Executive Board. The Corporate Human Resources (HR) Department also deals with sustainability issues. CSR, HSE, and HR are staff functions with specific responsibilities and processes for the coordination and implementation of social and environmental activities in the operating business segments.

Organizational responsibility for sustainability through CSR, HSE, and HR:

www.omv.com


Corporate
CEO
Corporate Communications
Corporate Human Resources
Corporate Development
Corporate Affairs & Sustainability
Future Energy Fund
HSE
Legal
CSR
CSR
HSE
Alignment
HR
Petrom and Business Segments
Petrom
Exploration and Production
Refining and Marketing
Gas and Power
Global Solutions

Two management systems were set up to ensure sustainable value creation. In 2006, OMV introduced a corporate HSE management system based on international environmental standards such as ISO 14001 and health and safety standards such as OHSAS 18001. It was followed in 2008 by the adoption of the corporate directive "Management of Corporate Social Responsibility – Processes and Commitments," based on the global social accountability standard SA8000. These management systems apply to all consolidated holdings and non-consolidated holdings over which OMV exercises a controlling influence.

Our joint venture partners are expected, and our contractors are required, to implement HSE and CSR standards which are in accordance with our corporate directives. Our approach to sustainability goes far beyond legal compliance. We see sustainability as a process of ongoing improvement rather than as a project with a definable conclusion. The HSE and CSR managers support the integration of the triple bottom line approach – with an emphasis on the social and environmental aspects – into OMV's business activities. The business segments coordinate their HSE and CSR strategies and activities with CA&S. The CSR Committee, managed by CA&S, was established to provide strategic coordination across business segments and departments.

Sustainability in the Value Chain

Over the last decade, OMV has grown to become Central Europe's leading integrated energy group. We explore, discover, and extract oil and natural gas in six core regions, providing millions of people with energy, heating, mobility, and everyday products and services. OMV works hard to improve people's mobility and quality of life.

Our actions reflect our responsibility towards people, towards the environment, and towards technological progress. OMV produces far more than just fuel. Along with gasoline and diesel fuels, our product range includes bitumen, oils, lubricants, gas, and heating oil, as well as specialty products, such as petrochemical products and fertilizers, for our industrial customers.

Being a fully integrated energy group, OMV continually looks for ways to achieve synergies between the business segments and all along the value chain. For example, we produce natural gas and then transport it, store it, and either market it as gas or convert it to power or heat in our own plants.



Oil Production
Refining
Products
Product Pathway
Exploration
Appraisal
Development
Production
Abandonment
E&P oil production
Oil supply from market
Oil to energy
Oil to non-energy
Renewables
Gasoline
Gasoline mix
Aviation fuel
Diesel
Diesel mix
Fuel oil extra
Fuel oil
Others
Ethylene, propylene
Bitumen, coke, lubricants
Sulfur
ETBE, FAME, wooden pellets, others
Combustion, heat & power
Plastics
Lube oil
Chemicals
Gas Production
Marketing & Trading
Products/Services
Product Pathway
Exploration
Appraisal
Development
Production
Abandonment
E&P gas production
Gas supply from market
Gas to energy
Gas to non-energy
Renewables
Gas sales
Fertilizer
Biogas
Combustion, heat & power
Agriculture

The value chain of OMV

Strategy and Objectives

Group Management Strategies

The OMV Strategy in detail:

www.omv.com

OMV operates in a challenging business environment marked by volatile oil prices, major investments – including measures to combat climate change – and the need to diversify and secure energy supply. Against this background, OMV has positioned itself as an integrated energy group and a market leader in the European growth belt, and will continue to strengthen regional energy security.

As a pioneering professional partner, OMV ensures sustainable value growth and acts responsibly. We are committed to upholding not only economic but also environmental and social values. These include environmental protection, sustainable development, and ensuring the security of our employees, customers, and partners. In addition, we support a wide range of social development projects and sponsor numerous sports activities.

Three Pillars of Sustainability

OMV's sustainability policy is based on three pillars: economic, environmental, and social. This Sustainability Report focuses on the second and third pillars, while the economic pillar is covered in the Annual Report. At corporate level, it is primarily the HSE, CSR, and HR staff functions that hold responsibility for the environmental and social pillars.

Sustainability and social responsibility are fully enshrined in our corporate strategy and the strategies of the individual business segments. Moreover, these commitments are included in the Balanced Scorecard both at corporate level and in the business segments, through measurable objectives and measures along the value chain.



OMV has compelling ethical and economic reasons for integrating sustainability and social responsibility into its business operations. As a responsible company, we seek to improve the quality of life of our employees and the communities in which we work; promote respect for human rights; initiate and encourage dialogue with stakeholders; maintain high ethical standards in our own business and in general; and ensure secure processes to protect our employees, the local population, and the environment.

At the same time, our business faces economic and technological challenges in today's world. Competition is increasing, not only for customers but also for exploration and production licenses. OMV's activities in regions with sensitive political, cultural, and social conditions can entail risks.

OMV will continue to work towards the long-term security of energy supply; to confront the challenges of climate change and international climate change policy; to ensure it has a well-qualified and highly motivated workforce as the key to staying competitive; and to do all it can to meet stakeholders' needs as well as the expectations of the general public.

	Vision	Goals
CSR Functional Strategy	We manage our business responsibly and live a culture of integrity.	CSR is an integrated part of the new OMV management style and culture. Employees, customers, investors, and the general public perceive OMV as a company that has successfully integrated CSR. We achieve our goals by behaving ethically and with integrity. We know our stakeholders and seek to involve them.
HSE Functional Strategy	HSE is a natural and integrated part of our activities. We apply industry best practice, act responsibly, and are accountable for our actions.	We promote an HSE culture by demonstrating leadership and commitment, and by improving competencies. Health standards are fully implemented and health risks are systematically assessed, reduced, and managed to ensure that employees are fit to carry out the work assigned to them. Safety risks are minimized and a safe working environment is ensured for our employees and contractors. People, business, and assets are protected by appropriate risk management and implementation of global emergency and crisis preparedness. Environmental impacts, risks, and liabilities are minimized by reducing emissions, discharges, and pollution as well as through better and more efficient use of natural resources.
HR Functional Strategy	In all our HR-related activities we aim at positioning ourselves as an employer of choice on a truly international level.	Strategy areas of aligned activities are focused on optimizing our HR management systems, tools, and efficiency throughout international HR operations, strengthening our employer image and attractiveness, and having the right talent at the right time in the right workplace. Further major areas of strategic thrust are activating above-average performance and leadership, managing our corporate culture and organizational development across the entire OMV Group, building cross-divisional effectiveness, and thereby leveraging an integrated approach in stakeholder relations.

Petrom's CSR Strategy and Objectives

As an integral part of the sustainable development strategy, CSR must support the long-term development of Petrom. By deciding to adopt the OMV Values and Code of Conduct, Petrom management expressed its commitment to the high standards of integrity at OMV. Petrom has taken a systematic approach to developing a management system aligned with that of OMV, while ensuring compliance with international CSR standards and access to best practices. Petrom's main CSR objectives and achievements in 2007-08 were:

Consolidate the company's role model position

- Continuation of projects on the environment, community investment, and education, e.g. "Parks of the Future," "Resources for the Future," and "Habitat for Humanity"
- Continuation of partnerships, e.g. with the Red Cross, in support of the Petrom Olympics, and others
- Initiation of new projects involving community dialogue to identify and respond to needs, school rehabilitation, and school transportation.

Promote volunteering among Petrom employees

- Organization of an internal campaign to raise interest in becoming a volunteer
- Created the Volunteer of the Year Award hand in hand with the project "The Best in Us."

Build an efficient CSR network across Petrom

- Nomination of a CSR responsible for each business division
- Coordination of CSR efforts in order to capitalize on synergies.

UN Global Compact and the OMV Code of Conduct

www.unglobalcompact.org

The UN Global Compact

By joining the UN Global Compact OMV made a commitment to implementing its 10 principles on human rights, labor standards, the environment, and anti-corruption. In line with the requirement that member companies produce an annual Communication on Progress (COP), this Sustainability Report provides an accounting of what we are doing to meet our commitment. To give the reader an overview, the relevant activities described in the report are color-highlighted in the GRI Content Index (pp. 77-79).

OMV endorsed the voluntary "Caring for Climate" leadership platform for UN Global Compact participants in 2007, and continues to actively address the problem of climate change. Read more about these efforts in the "Environment" section of this report (pp. 26-41).

In 2008, OMV became a member of the Global Compact Human Rights Working Group. The chief executive of OMV helped mark the 60th anniversary of the Universal Declaration of Human Rights by signing the Global Compact's CEO Statement, which was published in the Financial Times to call attention to the business community's responsibility to support human rights. OMV also promoted the anniversary by enclosing an Amnesty International "passport for human rights" with each copy of the OMV employee magazine.

The OMV Code of Conduct

Our Code of Conduct applies to all OMV business segments. In this central document we declare that our actions and the pursuit of our goals will be in accordance with the principles of the UN Global Compact. It clearly acknowledges our corporate social and environmental responsibility within our sphere of influence. The principles and rules of behavior set out in the Code of Conduct are binding on our contractors as well as on OMV employees, all of whom are required to respect our standards in their daily work. In 2003, the Code of Conduct was published in German and English for Group-wide distribution. In 2008, it was circulated throughout Petrom in Romanian. As of 2009 it is available in Urdu for use by OMV in Pakistan.



Roll-out of the Code of Conduct at Petrom

Petrom launched an awareness campaign entitled "The Best in Us" to explain and promote the Driving Values and the Code of Conduct through consultations with key stakeholders, i.e. managers, the human resources community, and unions. Internal coaches were recruited from all Petrom divisions to conduct 44 workshops during 2008. More than 1,000 employees from all Petrom divisions had a chance to discuss how the Values and the Code of Conduct help them achieve their objectives. Participants sharing best practices included white-collar employees from Petrom headquarters and from the field. Further information about "The Best in Us" can be found on the OMV website.

Driving Values

In 2007-08, OMV redefined its corporate values to create an ongoing basis for action which is intended to serve as a source of both motivation and guidance. The results of extensive surveys and other input from internal and external stakeholders led to the adoption of a trio of driving values: Pioneers, Professionals, Partners. (The process is described on the OMV website.) The OMV Values were introduced to employees in the course of 2008, and from 2009 they will be integrated into the work environment under the motto "Living the Values."

Pioneers

OMV has played a pioneering role in promoting corporate social responsibility and sustainability in Austria and in the numerous other countries in which it is active. We were among the first Austrian companies to sign the UN Global Compact with its 10 principles regarding human rights, labor standards, the environment, and anti-corruption. We were also one of the first to regularly publish sustainability reports. In socially and politically sensitive regions we aim to set high standards for the protection of human rights.

When national laws fall short of OMV's policies on human rights, OMV will abide by its own standards provided they do not violate the laws of the country. We are well on the way to systematically integrating CSR and sustainability goals into all areas of our business, as shown by the inclusion of key sustainability issues in our corporate directives and strategy.


OMV

Professionals

As professionals we are committed to fully integrating social and environmental awareness into our decision-making processes and management systems. To achieve this, OMV adheres to international standards and examples of best business practices. We monitor and assess the potential impacts, both direct and indirect, of our business activities on the local environment and community, and look for solutions to mitigate them. In our relationship with our employees, professional management ensures high occupational health and safety standards. Supporting employee development is extremely important to OMV because we want to be an employer of choice.

With regard to its social responsibility, OMV continuously strives to increase its contribution to society.



Partners

We strive to be a partner to all the interest groups affected by our activities. We maintain an ongoing and respectful dialogue with stakeholders. We talk to individuals and civil society organizations to find out what their concerns, needs, and expectations are.

At the same time we explain our views and our performance in the area of sustainability. The goal is to create mutual understanding leading to trust and cooperation on a partnership basis, with benefits for both sides. Because OMV is active in so many different countries, the stakeholders are widely diverse. OMV routinely organizes events for stakeholders wherever it operates.



OMV in Dialogue

Stakeholder Forum

In October 2008, the OMV Stakeholder Forum, which has become a key part of OMV's dialogue with various interest groups, took place for the third time since 2006. At the event, which was held in Vienna, over 70 people participated in a lively discussion with the OMV Executive Board. The goal of the 2008 Forum was to enhance dialogue with stakeholders by giving them a better opportunity to express their views and expectations directly to the company. Christian March, head of Amnesty International Austria, spoke about human rights, and Ingmar Höbarth, head of the Austrian Climate and Energy Fund (KLIEN), described the challenges of climate change. In their talks, the speakers examined OMV's performance in the two areas. These perspectives which the important external stakeholders offered were a valuable addition, and also served as a counterpoint to the presentations by OMV representatives Simone Alaya, Dorothea Sulzbacher, and Rosa Zehner on human rights and the challenges posed by the European Union's post-Kyoto regime. The senior vice president of OMV's new Corporate Affairs & Sustainability Department (CA&S), Hilmar Kroat-Reder, began by discussing the importance of sustainability management as an integral aspect of OMV's business activities, and went on to describe its implementation in the OMV Group. As at the previous Stakeholder Forum in 2007, the participants in the 2008 event took a lively interest in the discussion and brought up a number of relevant, at times controversial issues. These issues are addressed in the "In the Spotlight" section of this report.



Claudia Saller, Network Social Responsibility

Expert Groups

OMV representatives are active members of the working groups of the International Petroleum Industry Environmental Conservation Association (IPIECA). IPIECA aims to develop and promote scientifically sound, cost-effective, practical, and socially and economically acceptable solutions to global environmental and social issues pertaining to the oil and gas industry. IPIECA is not a lobbying organization, but provides a forum for encouraging continuous improvement of industry performance in areas such as biodiversity, climate change, and social responsibility. IPIECA regularly issues guidance documents for the oil and gas industry and other publications. In 2008, it published a booklet on human rights and ethics in the oil and gas industry, which includes a description of OMV's community development program in Pakistan.

In 2009, IPIECA's Social Responsibility Working Group will issue an overview document for the oil and gas industry on issues affecting indigenous peoples. It aims to help inform and guide company interactions in situations where indigenous communities are or may become involved. The document will look at a range of complex and diverse issues across the globe, examining the international and national legal frameworks, outlining different companies' approaches in their relations with indigenous communities, and identifying possible future trends and challenges. OMV contributed a case study from OMV New Zealand.

OMV is also a member of the International Association of Oil & Gas Producers (OGP).

Selected list of OMV memberships:

www.omv.com

Local Stakeholder Dialogues

Romania

As preparation for productive stakeholder dialogue, several management training workshops to raise awareness of CSR and stakeholder engagement were organized at Petrom in 2007-08. During the implementation of social projects, Petrom representatives held over 100 meetings with different stakeholder groups. Petrom representatives took part in numerous other CSR-related events as well.

New Zealand

Recognition of and consultation over indigenous rights is a key pillar of all OMV's business activi-

ties in New Zealand. This is both a societal expectation and a legal requirement. Ongoing stakeholder communication was undertaken with Maori groups that had a significant interest in OMV's Maari oilfield development. The approach taken by Exploration and Production (E&P) was to seek professional advice on the engagement and consultation process, and to become familiar with Maori customs and history in its area of operations.

Austria

Open House for Natural Gas Station Neighbors: Every year an OMV gas compressor station opens its doors to the public so that people living in the area can see how it operates and learn about the logistics activities of Gas and Power. The 2008 open house was held at the compressor station in Kirchberg am Wagram.

New Gas Compressor Station in Weitendorf: Some members of the local community were initially opposed to the idea of having a compressor station built in Weitendorf. In addition, an environmental impact assessment (EIA) was required for the project. OMV therefore began a dialogue process with various stakeholder groups:

- Municipalities and local residents
- Mayors and town council members
- Property owners, local fire department members, hunters, etc.
- Regional and national media representatives
- Local, district, and provincial politicians
- District and provincial authorities and environmental commissions.

Due to the delayed inclusion of the local population – the EIA process had already begun – a great deal of communication and persuasion had to be accomplished in a short period of time in order to move from reaction to action. Civic participation was much more intensive than is foreseen in an EIA process, which ultimately led to constructive cooperation with all the stakeholders. OMV is confident that it can maintain a good and consensus-based dialogue in the upcoming construction stages, as well as for the follow-up project to build a waste heat recovery system in Weitendorf.


OMV Gas
OMV
OMV Gas

Visitors touring the Kirchberg am Wagram compressor station during the 2008 open house

New Gas Compressor Station in Neustift and Oberkappel: The project to build a compressor station in Neustift and Oberkappel is an exemplary case of timely stakeholder dialogue. By establishing communication with local stakeholders on a partnership basis early on in the project, OMV was able to address their concerns right from the start.

At the beginning of the planning stage, OMV made a deliberate effort to involve those local inhabitants who were recognized parties to the authority proceedings, and the other residents who would theoretically be affected by the construction project. OMV held similarly intensive discussions with the town as the authority, with the fire department, and with the tourist office. OMV presented its plans for the project and their technical implementation at a series of public discussions. The local citizens took advantage of the opportunity to raise their objections, of which there were many. At the residents' suggestion, an expert simulated the height of the facility and potential noise emission levels. As the result of these discussions, over the next few months agreement was reached on 19 subjects of dispute. For example, OMV agreed not to build gas turbines but to use new, emission-free electric motors instead.

The compressor station project is still underway, and OMV is continuing its efforts to find satisfactory solutions to resolve the three remaining issues of community concern.

More about OMV stakeholder dialogue:

www. omv. com


IN THE SPOTLIGHT
“Who will make sure that there’s enough energy for everyone by the time I grow up?”
Max Daichendt, aged 5


"That's exactly what we're working on today."
Ashiq Hussain, Exploration & Reservoir Management, E&P, OMV

Future Mobility

More about the OMV Mobility Forum:

www.omv.com

We Are All Mobile

Mobility is a sign of our times. Never before have so many people covered so many kilometers. And the forecast is for further growth. Being mobile is an essential aspect of our daily lives and a cherished value.

Indeed, highly developed societies cannot function if people, goods, and information are not mobile. Because mobility gives us flexibility, freedom, and the ability to be fully involved in business and society, it plays a vital role in our quality of life.

Mobility is inextricably linked to time, space, energy, community, communication, lifestyle, environment, economy, and society. We face far-reaching challenges in connection with the rising global demand for energy, higher transportation costs, more flexible patterns in work, time, and use of space, demographic changes and an aging society, and the pervasive use of digital technologies in traffic and communication systems.

These trends present challenges not least because traffic and mobility are the greatest sources of CO_2 emissions. In the European Union, the transport sector's share in greenhouse gas emissions has steadily grown over the past two decades to around one-quarter today. The sector also accounts for over two-thirds of EU oil consumption.

How Will We Remain Mobile?

Turbulent markets and dynamic changes in society make it difficult to predict developments in social mobility with any kind of reliability. The issue is complex and the possible scenarios range from optimistic to more pessimistic. What is certain is that radical changes in mobility are already occurring. The energy industry, for example, is undertaking substantial economic and technological efforts to switch from fossil fuels to regenerative energy.

New fuels and drive technologies, such as natural gas, hybrids, hydrogen, and fuel cells, are becoming attractive alternatives to conventional gas and diesel engines. With the advent of telematics in traffic systems, the use of smart technologies is spreading as well. Nevertheless, only a broad-based cluster of technical, economic, political, and social innovations will ultimately lead to sustainable mobility.

In Times Like These: Move & More

Mobility is a core concern for OMV. And OMV sets priorities by making fuels more eco-friendly to reduce the impacts of mobility on health and the environment. OMV will continue on the way forward by replacing classic petroleum products with sustainably produced substitution products of high technological quality.


erdgas
power with
OMV

OMV Mobility Forum

Together with the OMV Future Energy Fund, the Refining and Marketing business segment commemorated World Environment Day on June 5, 2008, by holding a discussion forum on the future of individual mobility. The focus was on a question that had been raised at the 2007 OMV Stakeholder Forum: How can mobility be designed to become as sustainable as possible? Experts in the field presented future trends and the technological developments on the horizon. The forecast is that the future of individual mobility will be determined by innovative drive system technologies. Thus technical progress will lead to more efficient and environmentally friendly mobility behavior, but there will also be changes in the mobility mix, with public transportation, cycling, and walking gaining an increasing share.

Is the World's Oil Running Out?

Petroleum has been the most important primary energy source in the world's supply for over 40 years. Oil currently meets 34% of global primary energy demand, and in the transportation sector petroleum products meet 94% of final energy demand. In its World Energy Outlook for 2007-30, the International Energy Agency (IEA) predicts that oil consumption will grow by 1% annually. If this is the case, demand will rise by 25% from 85.2 million barrels per day in 2007 to 106.4 million barrels in 2030. These growth prospects and highly volatile oil prices increasingly lead to debate over issues of availability and reserves-to-production ratios, and our dependence on them.

What is undisputed is that the crude oil deposits in the earth's crust are limited due to their formation and the geological conditions required. But opinions differ as to when the last drop of oil will be extracted or when oil production will peak.

Pessimistic scenarios have predicted the end of oil reserves and the passing of peak annual oil production many times in the past. Such projections assume peak oil in the near future, but usually only take conventional crude oil and proven reserves into consideration. In addition, they frequently compare only the new discoveries in a given year with the annual production. Optimistic predictions are based on the assumption that vast oil resources are still available and oil will be able to meet a major part of global energy demand over the coming decades.

Both pessimistic and optimistic scenarios paint an incomplete picture of the real situation. Realistic evaluations take into account the fact that the figures for reserves are not based on exact calculations. They are taken from estimates using methods that are no longer up to date and are currently being revised. As a result, a distinction should always be drawn between proven, probable, and possible reserves. All these reserve categories vary depending on the source, and are affected by anticipated prices in the future and assumptions regarding progress in exploration and production technology.

According to the BP Statistical Review, the proven oil reserves at the end of 2007 were 1,238 billion barrels, or 169 billion tonnes. Current IEA estimates assume that conventional oil reserves account for another 1,200 billion barrels. In addition, there are other sources of unconventional petroleum (oil sands, extra heavy oil, oil shales), amounting to around 2,000 billion barrels, which have hardly been developed. However, the exploration and development costs are considerably higher than for conventional deposits. On average worldwide, only around 35% of the oil in a field is currently extracted, with 65% remaining in the ground. If enhanced recovery techniques are used in mature reservoirs (injecting steam, CO_2, polymers, etc.), oil extraction can be substantially increased. In the North Sea, for example, it will reach around 50% by 2010. At a global level, an increase of 1%, based on conventional reserves, is roughly equivalent to the annual crude oil consumption figure. OMV's great efforts to significantly increase yields from mature reservoirs have proved highly successful, particularly in Romania, Austria, and Libya. Whenever we increase the oil recovery factor by 1%, our reserve base grows, for example by ~200 million barrels in Romania, and by ~20 million barrels in Austria.

Oil reserves are not likely to run out in the near future. By the middle of the 21st century, oil will no longer be the sole dominating primary source of energy in the world's supply. There will be a much broader energy mix, and renewables in particular will play a key role in supplying us with energy. If we look only at the reserves-to-production ratio, we find that it has risen from 31 to 43 years over the past four decades. The actual availability of oil cannot be reliably gauged in years. Nevertheless, we can legitimately assume that oil will be available for many decades to come and, as other technologies are developed, reserves will last for at least 100 years.

Energy Security in Europe

In the European Union today, 500 million people in 27 countries want to be able to rely on a secure, affordable, and eco-friendly energy supply. Supply security is therefore one of the cornerstones of the European energy system, together with cost efficiency and sustainability.

The greatest challenges in the global energy market are constantly rising demand, stiff competition for resources, significant price fluctuations, and temporary supply disruptions. Current trend scenarios show that energy production in the EU will drop 15-20% by 2020. Even if energy consumption grows only moderately, import demand could increase by up to one-third and import dependence could rise to up to 66%. As a result, energy policy is increasingly focusing on the issue of supply security.

EU Measures

The current goals in the EU's energy and climate change package for 2020 are aimed at securing Europe's future energy supply. The new Energy Security and Solidarity Action Plan identifies five long-term priorities:

- Investing primarily in energy infrastructure and diversification of energy supplies
- Rooting the energy issue more firmly in the EU's foreign policy
- Increasing oil and gas stocks and enhancing crisis response mechanisms
- Further improving energy efficiency



- Making the best use of the EU's indigenous energy resources.

These long-term priorities should secure Europe's energy supplies to an even greater extent.

OMV's Contribution

OMV is playing its part by planning a range of investments. With its commitment to locating and developing new hydrocarbon reserves in its core regions, as well as to the ongoing expansion and improvement of oil and gas production, OMV will help strengthen Europe's supply base for many decades to come.

Developing the transport infrastructure for oil and gas is critical both for the single European market and for cooperation with the EU's neighbors (Russia, Ukraine, Norway, the Balkan states, Turkey, and North Africa). For OMV and its partners in the Nabucco consortium, the pipeline link to the large gas reserves in the Caspian states and the Middle East is a key project for ensuring Europe's gas supply, which will be considerably strengthened by the resulting diversification of supplier countries and pipelines. Projects for supplying liquefied natural gas (LNG), storing natural gas, and generating power efficiently will further increase the flexibility and stability of pipeline energy supply.

Current and planned activities also focus on modernizing and expanding the refineries to turn them into energy centers. In the future, not only will they produce petroleum and chemical and petrochemical products, but they will also be able to generate heat and electricity at high efficiency to meet internal and external demand.

At the same time, the OMV Future Energy Fund is working to add renewable energy to OMV's portfolio, which will contribute to the expansion and integration of the value chain.

A Turbulent Oil Market

Developments in the fuel sector have attracted considerable attention in the Austrian media over the past two years. There were two main reasons: first, the fluctuations in the price of crude oil, which skyrocketed to a record level of around USD 145 per barrel for Brent on the international commodity exchanges; and second, intense price competition at Austrian filling stations.

From 2007 through the first half of 2008, international trends in crude oil and petroleum product prices reflected expectations of rising demand, especially in China and India, as well as the uncertainty surrounding future crude oil production capacities and the geopolitical situation in some of the oil-producing countries such as Russia and several OPEC member states. These assumptions underpinned decisions by financial investors that strongly influenced the markets. The relatively weak US dollar helped keep crude oil prices high.

The second half of 2008 saw a remarkable fall in crude oil and petroleum product prices to below USD 50 per barrel. Given the shortage of capital due to lack of confidence in the financial and business sector, and partial reductions in demand, the global financial crisis led to a sharp drop in oil prices on the international commodity exchanges.

Austria is also subject to these global competitive forces. Competition in the domestic fuel sector is stiff. Although now and again collusive behavior in an oligopolistic market is suspected, no statistical proof has been found. Instead, price adjustments in Austria tend to follow international trends, especially for diesel and gas. Prices at Austrian filling stations are adjusted either up or down according to the situation on the international exchanges, such as the commodities exchange in Rotterdam, and also in response to regional competition. The latter is affected by the geographical location of the filling stations, national fiscal legislation for petroleum products, and other factors.

The question of whether greater delays in adjusting prices are at the consumer's expense, as


OMV
OMV

claimed in the media, was examined in a study by the Austrian Competition Authority based on the average price in the first half of 2008 and in previous years during a period of high prices. Market prices for crude oil and oil products change so fast, however, that the results of the study can probably be seen as momentum without predictive accuracy with regard to future developments.

Finally, it is worth pointing out that the oil price turbulence in Austria should not be seen in isolation. Transparent pricing and generally high market transparency, in particular for oil product prices, are a feature of the Austrian filling station market, which means that prices can be compared and adjusted locally. Yet price comparisons can be misleading both for consumers and for filling station operators. International price fluctuations must be reckoned with in turbulent times. Fixed price reductions in regional markets are not justifiable.

By Johannes Benigni, energy expert and Managing Director, JBC Energy GmbH, Vienna

Biofuels

Read about OMV's current research on biofuels on pp. 68-71 and at:

www.omv.com

The European Union set itself an ambitious target in Directive 2003/30/EC of the European Parliament and the European Council "on the promotion of the use of biofuels or other renewable fuels for transport": 5.75% of all gas and diesel fuels placed on member states' markets should be replaced with biofuels by December 31, 2010. Some member states, such as Germany and Austria, have undertaken to meet this target even sooner. Since the term "biofuels" is used in all EU laws and directives, OMV also uses it, while acknowledging the fact that agrofuels or renewables would be more appropriate.

When raw materials are of European origin, their sustainability is regulated by the legal requirements of the EU's Common Agricultural Policy. The sustainability of imports from non-EU countries, be it raw materials or biofuels, is not governed by those guidelines. Not until the directive on energy from renewable sources comes into effect in the member states in 2010 will the sustainability requirements be extended to imports from non-EU countries. OMV has therefore set its own standards for purchasing biofuels, based in part on discussions with non-governmental organizations. In 2008, OMV implemented these standards step by step in Austria and Germany, with the ultimate aim of applying them to all OMV markets.



As of 2009, OMV will require that its suppliers comply with the following contractual requirements concerning the purchase of biofuels (ethanol and biodiesel):

- Raw materials for producing biofuels should preferably come from Europe and must not directly contribute to rainforest clearance.
- The raw materials used must be free of genetically modified organisms (GMOs).
- Residual materials, such as used cooking oil and animal fats, may and should be used, within the limits of our procurement specifications, as raw materials for OMV biodiesel.
- OMV must be notified of the raw material mix for all biofuel deliveries.
- A means of transport with the lowest environmental impact possible, such as ship or rail, should be used for transporting raw materials for biofuels in general, and for conveying biofuels to our storage facilities.
- Biofuels supplied to OMV must be superior to fossil fuels in their life cycle assessment.

In the future OMV will continue to build on these high standards for the procurement of biofuels. Moreover, we will push for the raw material base to be gradually altered to include next-generation raw materials, i.e. cellulose and residual materials. If for economic, competitive, or procurement reasons we cannot maintain or extend the standards we have set ourselves, the public will be informed accordingly.

OMV in Socially and Politically Sensitive Regions

OMV is fully aware of its social responsibility in its international activities. Our aim as a company that operates in many different countries around the world is to achieve our business objectives in line with our environmental and social responsibilities. Therefore, OMV committed itself in 2003 to upholding a code of conduct that specifically addresses these issues. The OMV Code of Conduct is based on the universal values enshrined in the UN Global Compact, and on today's international understanding of the responsibility which businesses have in regard to human rights. We want to make an impact and will thus do everything possible to afford special protection to people and their rights.

OMV is active in more than 25 countries. Some of these countries are socially and politically sensitive. OMV cannot engage in political activity either at national or international level, nor does it seek to do so. We draw a clear distinction between the general policies of a country and of its political representatives, and our responsibility for human rights as understood under current international human rights law. This means that we bear responsibility for the people in our sphere of influence. We take this social responsibility seriously and view corporate social responsibility as a management tool: For us it is the understanding of how we conduct our business. It requires us to take into account the environmental, social, and economic aspects of our business in every decision we make and in all our activities.

Based on the Human Rights Policy adopted in 2007, OMV's human rights responsibilities within its sphere of influence were defined in the OMV Human Rights Matrix in 2008: We respect, fulfill, and support the fulfillment of internationally recognized human rights, and we undertake to verify that wherever we are active, no human rights violations are occurring from which we knowingly benefit. Consequently, human rights-related issues are included in our due diligence process as well as in other decision-making processes. In the interests of systematic implementation across the Group, OMV undertook a participatory process with the operating business segments to develop an instrument that facilitates close examination of human rights-related issues whenever OMV prepares to engage in new activities. This involves taking into consideration human rights reports by internationally recognized non-governmental organizations. Moreover, we ourselves evaluate potential human rights-related risks which our activities in a new country or region, or our participation in a new joint venture, could entail. We also consult independent human rights experts as needed. The issues which demand particular attention are security provision by armed security forces in harmony with human rights, the prevention of systematic human rights abuses, and fair treatment by joint partners of their employees, and many others as well. For example, the instrument was used in connection with our planned activities in Turkey in 2008 (see "Challenges and Goals in 2009" in the chapter on "Human Rights," p. 60), and the aim is to apply it throughout OMV in 2009.


Company
Business Partners
Contractors
Community
Society

OMV's sphere of influence


ENVIRONMENT
"Why should an oil and gas company be concerned about climate change?"
Karla Sophia Zehner, high school student


"Because we want to preserve natural resources for future generations."
Rosa Zehner, Carbon Management, OMV

Our Approach

The OMV HSE Policy:

www.omv.com

Policy and Guidelines

Environmental management at OMV is based on a precautionary approach and proactive management aimed at minimizing environmental impacts. Climate protection measures at production sites, the quality of OMV products, and support for alternative energy sources all play a key role.

Group-wide requirements for environmental management processes are defined in the Environmental Management Directive. It links the high-level principals set out in the OMV Policy on Health, Safety, Security, and Environment (HSE), in other directives, and in our commitment to the UN Global Compact, with implementation at the operational level. To ensure the integration of environmental management processes in the core business, the directive is linked to other business processes such as investments, strategy development, planning, budgeting, and purchasing. Detailed environmental standards are defined at the level of business segments and sites, according to the specifics of the respective business activities.

Objectives and Performance in 2007-08

The harmonization of a Group-wide directive for environmental management at all OMV operations, including acquisitions, divestment, and investment programs, set the basis for benchmarking environmental Key Performance Indicators (KPIs). Due to the overwhelming importance of climate change, the greenhouse gas (GHG) intensity of OMV products is measured systematically and provides crucial information that contributes to the development of a strategic sustainability path and a specific carbon strategy.

Objectives in 2007-08	Implemented	Ongoing
Strengthen the HSE management system and monitor the path towards 1st quartile environmental performance in defined industry KPIs		●
Manage the GHG intensity of the portfolio and define a strategic sustainability path		●
Seek new business opportunities in the renewable energy field which can be integrated into OMV's core business		●



Organizational Responsibility

Environmental issues are managed vertically and horizontally across the whole organization. They are taken into account at specific stages in the decision-making processes at corporate level as well as in the different businesses. Line management receives advice on environmental matters from its respective HSE advisors and experts.

The Corporate Carbon Management function was created in 2007 to tackle the challenges of climate change and climate policies. This is a cross-functional team of environmental managers, strategy and business development experts, and members of technical and production departments. They come from all OMV business segments and the OMV Future Energy Fund. Their work is coordinated by the Corporate Carbon Manager from the Corporate HSE Department.

Monitoring and Further Development

On the corporate level, the monitoring of environmental KPIs is embedded in standardized reporting processes on an annual and monthly basis. Annual targets are set in the Corporate Balanced Scorecard and deployed to the business segments.

All OMV contractors and suppliers must comply with the OMV Code of Conduct and its commitment to environmental protection. This principle is in the process of being rolled out at Petrom as well.

Energy Consumption

The integration of Petrom nearly doubled the total energy consumption of OMV, which rose to 165.4 PJ in 2008 (2007: 159.5 PJ). Purchased energy such as electricity and heat accounted for only 5% of total energy consumption. As a result, indirect energy consumption is not assessed regularly.

Cogeneration is important, especially for OMV refineries. More than 50% of the demand for electricity in the refining division is produced inside the refineries. 100% of this electricity production is cogeneration.

Left: Group energy intake by primary energy sources in 2008
Right: Total energy consumption per business segment


Natural Gas
Residual Gas
Liquid Fuels
FCC Coke
Electricity and District Heating
Others


Petajoule
120
100
80
60
40
20
0
E&P
R&M
G&P
2004
2005
2006
200
2008

Energy Efficiency

Improved energy efficiency is a core interest in all business segments. The last few decades have seen substantial progress achieved at Austrian and German sites, focusing on thermal integration, heat recovery, process optimization, etc. New projects and ventures are starting at high levels of efficiency. At Petrom, the ongoing modernization projects, involving a total investment of around EUR 3 billion between 2005 and 2010, will lead to significant energy efficiency improvements.

In 2008, the Exploration and Production (E&P) business segment started on a comprehensive program aimed at improving energy efficiency across all operated ventures. It includes development of venture-specific energy efficiency plans, benchmarking against peers and against other OMV facilities, and finding engineering solutions to improve overall efficiency. E&P will work to achieve ongoing incremental improvements through a targeted process of upgrades and operational measures.

Flaring and Venting

Flaring is the burning of natural gas and venting is its release into the atmosphere. Both processes waste a valuable clean energy resource and result in emissions of greenhouse gases (GHGs). The HSE strategy of E&P foresees the minimization of GHGs and emissions throughout E&P operations. This includes the elimination of continuous and routine flaring and venting of hydrocarbons from existing facilities after 2010, unless there are no feasible alternatives. A design philosophy of zero continuous and routine flaring and venting of hydrocarbons is in place for new plants and projects. E&P developed a new global environmental standard as part of its ongoing commitment to improved environmental performance. Although not a member, E&P has adopted the principles set out by the World Bank-led Global Gas Flaring Reduction Partnership for its own management of flaring and venting activities. Some flaring of associated gas has occurred in our operations in Pakistan, Yemen, and Kazakhstan as we move from temporary production facilities to permanent ones, where all associated gas will be injected. Flaring is also used during well tests, for the safe disposal of small amounts of residual gas in sour gas treatment processes, and in emergency flares.

Further information and case studies:

www.omv.com

Climate Protection and Emission Management

Greenhouse Gas Accounting

GHG accounting methodology:

www.omv.com

Today's energy and climate policies present major challenges for the oil and gas industry. The industry has a primary responsibility to contribute to the security of energy supply as energy demand grows. Yet in order to mitigate climate change, greenhouse gas (GHG) emissions must be reduced in all economic sectors. OMV is fully committed to developing its business sustainably, balancing economic, environmental, and social considerations: We are strengthening our gas business, promoting the use of natural gas for power generation by building high efficiency gas-fired power plants, and exploring renewable energies. It is no less essential that we control and monitor our GHG emissions.

Direct Emissions (Scope 1)

Direct emissions of carbon dioxide (CO_2), methane (CH_4), and nitrous oxide (N_2O) were 12 million tonnes in 2008 (2007: 12.1 mn t). The other GHGs are of minor relevance and therefore are not included in OMV's GHG figures. GHG emissions have increased considerably with the growth of OMV, mainly due to the integration of Petrom (data included as of 2006).

GHG emissions per business segment



Million tonnes CO2 equivalent
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
E&P
R&M
G&P
OMV Group
2004
2005
2006
2007
2008

Emissions Trading

OMV is subject to the European Union Emissions Trading Scheme (EU ETS), with 23 of its installations included in the scheme. Four installations in Austria and Germany have been part of the EU ETS since it began in 2005, and 19 installations were added upon Romania's accession to the EU on January 1, 2007.

For unexpected situations (additional allowances for new projects and unplanned plant stoppages), OMV had no need for emissions trading in the reporting period. Its position is likely to be increasingly short in the current trading period 2008-12.

OMV follows a low-risk trading strategy. In addition to the trading of EU allowances, the OMV carbon portfolio is optimized by using credits from the flexible project-based mechanisms, the Clean Development Mechanism (CDM) and Joint Implementation (JI), as provided for under the Linking Directive.

A systematic screening of our own CDM or JI projects is periodically updated and the viability of identified opportunities examined. Several projects and project proposals are currently under development at different stages of the CDM or JI project cycle. For these projects an internal threshold for the GHG reduction potential has been set in order to reduce the administrative burden.

Participation in carbon funds for purchasing credits from CDM and JI projects is another instrument used to manage the OMV carbon portfolio.

Reduction of Direct Greenhouse Gas Emissions

- Energy efficiency: All measures taken to improve energy efficiency contribute directly to the reduction of GHGs.
- Flaring and venting: By applying alternative methods such as mobile flaring and smart plug, methane emissions during gas pipeline tie-in activities within our gas transport business were reduced by nearly 95%. The reduction of flaring and venting is a key element in the Exploration and Production environmental strategy.
- OMV gas pipelines are leakage-proof, but a potential source of methane emissions is the

sealing system of the compressor units. Dry gas seal systems in newer compressors reduce emissions considerably. The replacement of gas-pneumatic control valves by electrical ones also helps cut methane emissions by up to 80%.

Indirect Emissions from OMV Products (Scope 3)
OMV systematically assesses the GHG intensity of its products based on the Scope 3 approach according to the Greenhouse Gas Protocol, a corporate accounting and reporting standard launched by the World Business Council for Sustainable Development (WBCSD). The OMV methodology is also aligned to the ISO 14064 series of standards (Parts 1-3) on GHGs. The results are taken into account in the strategic business development process to enhance the sustainability of the business model.

The GHG intensity of the product portfolio is slightly decreasing due to the strengthening of the less carbon-intensive gas business, investment in renewables, and the non-energy use of oil and gas in downstream activities (oil and gas used as input for the production of polymers, fertilizers, etc.). However, growth has led to an increase in absolute indirect GHG emissions.

Other Indirect Emissions (Scope 3)
Although indirect GHG emissions from the supply chain, logistics, business travel, and other business activities are not quantified on a Group-wide basis, they are the focus of special projects and awareness programs for employees and contractors. Several articles on indirect emissions have been published in the OMV employee magazine, and presentations are given during "HSE Hour" events. In 2007, the OMV



Million tonnes CO_2 equivalent
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
3.5
3
2.5
2
1.5
1
0.5
0
Million tonnes GHG per million tonne oil equivalent
Oil to Energy
Gas to Energy
Oil for Non-Energy Use
Gas for Non-Energy Use
GHG Intensity

GHG intensity of the OMV product portfolio

Kronos Citroën World Rally Team was the first CO_2-neutral competitor in the FIA World Rally Championship. OMV offset the CO_2 emissions from the Annual General Meetings in 2007 and 2008 and other events by purchasing CO_2 reduction certificates. In 2008, a very successful compressed natural gas (CNG) rally car supported by the Gas and Power business segment ran 100% on biomethane, highlighting the potential role of biogas in GHG reduction.

External Verification
Over 60% of the direct GHG emissions of OMV (7.7 mn t) are CO_2 emissions from 23 installations within the EU Emission Trading Scheme. They are externally verified every year based on applicable EU and national regulations. The assessment method for indirect GHG emissions from products is documented in the OMV Scope 3 Inventory Manual, which was verified by an independent third party.

Assurance statement on the Scope 3 Inventory methodology:
www.omv.com

OMV Promotes Climate-Friendly Mobility
In 2007-08, 90 truck drivers from three Austrian transport companies underwent OMV-sponsored training aimed at cutting CO_2 emissions by about 150 tonnes per year and lowering fuel consumption. The pilot project resulted in a 6.5% drop in CO_2 emissions, and an average fuel consumption reduction of 12%. OMV and the companies will continue to jointly monitor fuel consumption and emission reduction.



OMV
OMV
OMV

Carbon Risks and Opportunities

Carbon risks and opportunities in detail:

www.omv.com

Risks

Regulatory Risks: Current energy and climate policies, as well as upcoming regulations at international, EU, and national level, will constitute important challenges to the oil and gas industry in the near future. OMV welcomes initiatives to promote renewables in order to frame a mix of conventional and new energies, to foster innovative technologies for reducing GHG emissions, and to apply market-based instruments in the field of energy and climate policies. Nevertheless, these policies should provide for:

- A harmonized level playing field on a global scale
- Incentives for innovation
- A clear and stable framework that allows long-term business planning in terms of economic, environmental, and social sustainability.

For OMV, regulatory risks concerning climate change include the tightening of rules in the European Union Emissions Trading Scheme (EU ETS) for the period 2013-20. This will lead to increased production costs, which in turn will significantly affect international competition. Some regulatory risks, such as the impact on the carbon market of the inclusion of aviation in the EU ETS, will materialize in the short term (two to four years), while others will evolve in the mid term (until 2020).

Physical Risks: The frequency and intensity of extreme weather events (e.g. floods in Central Europe, storms, and cyclones) might increase in the future, affecting our production and transportation infrastructure directly or indirectly via complex interactions on global energy markets. At OMV, physical risks and their consequences, such as business disruption, are evaluated twice a year within the OMV Enterprise Wide Risk Management (EWRM) system. For every facility and project, risk assessments are routinely carried out and emergency plans are in place.

General Risks: Energy and climate policies are already influencing our markets. Further risks related to climate change include the market price risk assessment for CO_2 in the form of unknown future costs. Emissions forecasts for the existing facilities already included in emissions trading schemes, as well as for new projects that will start operations in the next few years, reveal an increasing need to purchase allowances and credits in order to cover GHG emissions, and this will impact on OMV's EBIT and cash flow. Rising insurance fees due to reinsurance pools affected by hurricanes in recent years are already impacting our business.

Opportunities

The industries involved in providing energy for entire economies can make important contributions to help mitigate and adapt to climate change. OMV is working in different areas of its core business to respond to the challenges represented by climate change:

- Increased energy and environmental efficiency of both products and production sites
- Lower carbon fuels
- Support for research and projects on renewables, energy efficiency, and future technologies.

Increased Energy and Environmental Efficiency of Both Products and Production Sites

- OMV is boosting the share of gas in production and sales, and thus strategically focusing on lower carbon intensity in its portfolio.
- Improving energy efficiency is a core interest in all business segments, for both environmental and cost considerations.
- The Power Business Unit was set up in 2007. Modern, highly efficient combined cycle gas turbine plants will help meet future energy demand in Central and Eastern Europe, and replace some coal-based power generation capacities. Power generation from renewables will be explored.
- Zero-emission power plants (ZEP) and carbon capture and storage (CCS) will be important challenges and are seen as opportunities for the future development of the OMV business strategy.



Lower Carbon Fuels

- Strengthening renewables: biogas and biofuels (blending of FAME and ETBE or ethanol into conventional fuels and E85)
- Compressed natural gas (CNG) as a transport fuel: natural gas produces the lowest emissions of all fossil fuels
- In Bruck an der Leitha, Austria, purified biogas (methane) is injected into the natural gas grid and sold to the customer.

Support for Research and Projects on Renewables, Energy Efficiency, and Future Technologies

- As an energy group, OMV is committed to taking advantage of renewable energy forms and making them economically viable. To that end, in 2006 OMV established the OMV Future Energy Fund, which is investing over EUR 100 million in renewable energy projects. The goal of the Future Energy Fund is to support OMV's move from a pure oil and gas group to an energy group with renewable energy in its portfolio.

Financial Implications

We assess the current and future financial effects of climate change issues by using complementary approaches at two levels, strategic and operative. As part of our regular strategic review we monitor the development of the future macroeconomic and industry environment (market growth, regulations, technologies, etc.), and try to understand the impact of these trends on OMV. The results of this analysis are used to raise awareness within OMV, and may lead to further specific impact analysis and the development of strategic initiatives.

In addition, current and future financial risks are measured by their potential impact on OMV's EBIT and cash flow. The evaluation of climate change-related risks is an integral part of the OMV Enterprise Wide Risk Management (EWRM) system. EWRM is integrated with our business processes both horizontally and, in conjunction with strategic and mid-term planning, vertically. Climate change-related risks are assessed together with all other identified risks on a biannual basis.

Countermeasures to reduce the potential impact of all identified climate change risks have been evaluated and planned or implemented. They include the use of economic instruments such as emissions trading and carbon portfolio management; integrative consideration of GHG emissions and climate change-related issues in strategy, controlling, and other key business processes; and operational and engineering measures to protect platforms from cyclone damage, protect against floods, etc.

For the OMV Future Energy Fund and its projects, see pp. 68-71, and www.omvfutureenergyfund.com

Carbon Strategy

Targets

Carbon exposure is one of the biggest challenges for the oil and gas industry in the future. Sustainable growth and contributing to the decarbonization of European energy markets are among the key distinguishing factors of the OMV investment proposition. We have made a clear commitment to decrease the carbon intensity of activities where OMV is the operator, and to set targets for managing GHG emissions:

- Reduction of direct GHG emissions from Exploration and Production (E&P) and Refining and Marketing (R&M) by 1 million tonnes, or at least 10%, until 2015, as the result of efficiency improvements
- Contribution to the decarbonization of the energy markets in Central and Southeastern Europe by reducing the carbon intensity of the portfolio, promoting gas, and selectively including power
- Power generation portfolio at no more than 0.37 t CO_2 per MWh, applying state-of-the-art technology.

To implement the Carbon Strategy, annual targets will be integrated in the Corporate Balanced Scorecard, establishing the contribution of each business segment towards achievement of the strategic goals. Cost estimates and projections for GHG emissions form part of the Group-wide planning assumptions. The corporate directive for the controlling of investments requires analysis of GHG emissions and emission reduction for each project. Costs and potential revenues are factored into the corresponding economic analysis and become part of each investment decision.



Organizational Responsibility

The overall Group-wide responsibility for climate change issues lies with the CEO, and for each business segment with the respective member of the Executive Board.

Given the complexity of climate change-related issues and the interrelation between the three business segments, E&P, R&M, and G&P, and corporate functions (strategy, controlling, risk management, treasury, and others), a corporate Carbon Management system was introduced at the beginning of 2007 to ensure appropriate Group-wide coordination and support. The Carbon Management team is involved in Group-wide reporting processes and the handling of the OMV carbon portfolio; contributes to the development and update of the emissions trading strategy in cooperation with Corporate Risk Management; develops harmonized procedures for the integration of climate change issues into key business processes such as investment planning, risk management, and others; facilitates information and experience exchange across OMV; promotes the identification of emission reduction projects; and fosters general awareness of climate change at all levels of the corporation.

The Carbon Steering Committee, made up of corporate functions and senior managers from the business segments, meets three to four times a year to discuss the OMV emissions trading strategy and the relevant business and sociopolitical factors.

Water Management

Water is used primarily for steam generation, cooling, and processes during downstream processes. Efficient water use is ensured by closed-loop cooling systems. Total water withdrawal by OMV has decreased considerably due to OMV's divestment of its chemicals business in 2005. Surface water consumption fell from 170 million cubic meters per year in 2004 to about 46 million in 2008. Groundwater consumption is about 27 million cubic meters per year. Waste water (in total 37 million cubic meters) is discharged after appropriate treatments on site or off site in OMV-owned or communal water-treatment facilities.

Large amounts of saline waters have to be managed in Exploration and Production operations – 51 million cubic meters in 2008. In oil and gas production, the proportion of produced water can exceed 90%. OMV reinjects 100% of produced water in Austria and Pakistan, and in Romania over 95%. The remaining quantities are treated appropriately and discharged.

Left: Total water withdrawal by source
Right: Water consumption per business segment


Million cubic meters
200
150
100
50
0
2004
2005
2006
2007
2008
Ground Water
Surface Water
Water from Public Supply Systems


Million cubic meters
180
150
120
90
60
30
0
E&P
R&M
G&P
2004
2005
2006
2007
2008

Waste Management

Waste generation associated with ongoing production was almost multiplied by five from 2004 (before the acquisition of Petrom) to 2008. Waste figures from Petrom E&P, including drilling waste, are considered as of 2008 and contributed most to the increase. Production waste that is temporarily stored on site for later treatment and disposal accounted for about 35,000 tonnes in 2008

Left: Total production waste per business segment
Right: Type and disposal of production waste


Thousand tonnes
250
200
150
100
50
0
E&P
R&M
G&P
OMV Group
2004
2005
2006
2007
2008


Thousand tonnes
250
200
150
100
50
0
Hazardous Waste
Non-hazardous Waste
2006
2007
2008
2006
2007
2008
Land Fill
Recycling
Incineration
Others

and is not included in the reported figures. There was no transport, import, or export of waste deemed hazardous under the Basel Convention.

At Petrom, the large amounts of hazardous waste which were accumulated over a long period of time (sludge pits in E&P and refineries) will be subject to specific waste management programs in the next few years. Petrom E&P is constructing its own infrastructure, including eight temporary storage facilities, 15 bioremediation facilities for decontamination of contaminated soil, and eight landfills. Once these projects are achieved, Petrom is set to become the largest private owner and operator of waste infrastructure in Romania. In addition, Petrom Refining has set up specific waste management contracts with specialized companies.

Drilling Mud

"Skip and ship" strategy for synthetic-based drilling mud in New Zealand:

www.omv.com

E&P will seek to avoid the use of hazardous substances whenever less hazardous alternatives are available. In drilling operations we use water-based, chloride-free mud wherever technically feasible: 90% of the drilling mud used by E&P is water-based. If this is not possible for technical reasons, e.g. in the case of extended reach wells, we use non-aqueous drilling fluids (NADF), selecting the least toxic option. Waste amounts are minimized, e.g. through reuse of drilling mud according to waste minimization and management plans. Cuttings are treated to reduce toxicity and disposed of in accordance with applicable national regulations and best available technology (BAT).

At Petrom E&P, drilling waste management was greatly improved by changing the chemicals and drilling fluids used. This allowed Petrom to stop the discharge of fluids as cuttings become potentially recyclable.

Spills and Leakages

Pipeline operation and technical integrity undergo regular monitoring. Among other techniques used, pipeline sectors are periodically scanned with "intelligent pigs" to assess pipeline condition. While in most of the countries OMV does not have a high rate of oil spills, the rate of pipeline spills at Romanian and Austrian operations remains unacceptably high. The majority are related to aging infrastructure. However, the number of spills will decline further as older facilities are upgraded and increased focus is placed on preventive maintenance. An ongoing rationalization and replacement program has already resulted in substantial infrastructure improvements at E&P operations in Austria. These include the replacement of several small production and separation plants by new and larger produc-



The Petrom E&P Well Modernization Program
This successful program achieved both environmental improvements and upgraded site conditions. A total of 5,049 wells were renewed, generating positive effects on production cost, production volumes, and operational safety. The work at each well site included site cleanup, soil remediation, sludge treatment, and waste management and disposal. On beam units, new brakes were provided for the motors and new paint was applied on all units to protect against corrosion. Production time at well sites was optimized to reduce energy consumption. In Moinesti, for example, some wells that used to operate for 24 hours now operate for only three to four hours yet produce the same amount of oil as before. The program was the winner of the Romanian Project Management Excellence Award in 2008.

tion plants, and the replacement of about 100 km of old pipeline in 2007-08.

OMV recorded a total of 14 significant hydrocarbon spills (over 1,000 liters) and 870 minor releases in 2007, and 12 significant hydrocarbon spills and over 1,689 minor releases in 2008. The amount of hydrocarbons spilled fell from 211,000 liters in 2007 to 131,000 liters in 2008.

A spill of about 100,000 liters of gasoline at a filling station in Klagenfurt, Austria, in December 2007 was caused by a damaged flange sealing, the failure of a leak detector, and misinterpretation of fuel stock lists. After cleanup the site was reopened, and lessons learned were applied to the entire retail network.

Leakage at a filling station in Klagenfurt:

www.omv.com

Air Emissions

Emissions of sulfur dioxide (SO_2), nitrogen oxides (NOx), non-methane volatile organic carbon compounds (NM-VOCs), and particulates have increased almost in parallel with production growth. Thus the figures rose sharply with the integration of Petrom data in 2006.

Both the modernization of existing facilities and new investments help control and reduce air emissions. At the Schwechat refinery a new SNOx plant costing around EUR 150 million successfully started operations in October 2007. The reduction in air emissions amounts to minus 2,800 tonnes SO_2 per year and minus 1,800 tonnes NOx per year (> – 70% and > – 60%, respectively, compared to 2006). Flue gas emission concentrations are half the current EU limits.

The Refining and Marketing (R&M) business segment installed vapor recovery systems at all major distribution sites in order to reduce hydrocarbon emissions to a minimum. The coverage of vapor recovery systems in the filling stations network was increased during the last two years to 99% for OMV and 96% for Petrom. OMV only uses ozone-depleting substances on a laboratory scale (<1 tonne per year). Wherever possible these are replaced with other substances, or are reused or recycled.

Air emissions by type of pollutant


Tonnes
16,000
12,000
8,000
4,000
0
SO2
NOx
NM-VOC
Particulates
2004 2005 2006 2007 2008

Biodiversity

Before new projects and operations are launched, biodiversity issues are addressed through environmental impact assessments and permitting processes, in line with national legal requirements and best practice. Special restrictions in sensitive areas are implemented and compliance is closely monitored.

As part of its ongoing commitment in New Zealand offshore operations, OMV continues to fund a NZ Department of Conservation project studying whale migration patterns through New Zealand waters. A number of threatened species of whale, such as the southern right whale, are found in NZ waters at specific times of the year. The OMV-supported project helps NZ scientists better understand the whales' migration patterns and abundance throughout NZ waters. OMV NZ has also led the NZ industry in adopting voluntary guidelines for seismic operations to limit the potential impact on marine mammals.

The Komsomolskoe oil field currently being developed by Petrom Kazakhstan is located close to a series of conservation zones. It is also within the Caspian Sea water conservation and protection

zones. The area is characterized by low-lying flat plains surrounded by shallow intertidal sor areas of salt flats and mudflats. The dominant feature to the east of the Komsomolskoe is the Sor Kaidak, a roughly 15 km-wide marine inlet. The entire region is recognized as having high biodiversity value.

While the Komsomolskoe field is generally onshore, unpredictable wind-driven tides often flood the area of operations, increasing the potential for marine impacts from these predominantly land-based operations. A significant focus is therefore placed on spill prevention and response.

One of the challenges at Komsomolskoe is the amount of scrap that had been left on the site from Soviet-era operations, including two abandoned oil rigs. This waste presents a number of environmental and safety issues. Throughout 2008, Petrom Kazakhstan cleaned up much of the waste and disposed of it, but considerable work remains to be done in the coming years.

In Pakistan, we work in three sensitive areas: the Nara Desert Wildlife Sanctuary (NDWS), the Nara Game Reserve (NGR), and the Takkar Wildlife Sanctuary (TWS). To protect these areas, we rigorously comply with preventive actions enforced by the environmental management plans in environmental impact assessments. Drilling and seismic activities are conducted at a prescribed buffer distance from wildlife colonies and water bodies.

Transport

OMV looks for safe and environmentally-friendly as well as economical means of transporting its products. For environmental considerations, pipeline transport is the best alternative because energy consumption is low, and road and rail transport can be reduced. A decrease in road transport minimizes the risk of incidents and emissions to the atmosphere, including greenhouse gas emissions. The percentage of the different types of transport used will vary from refinery to refinery according to product range, the location of the customers, and the regional distribution network. Road and rail transport each accounts for 20-35% of deliveries from refineries, ship transport for up to 15%, and pipeline transport for 30-50%. Deliveries to consumers are carried out mostly by road transport (51%), but also via rail (35%) and ship (14%). OMV does not own tankers; all vessels are chartered through first-class ship brokers. The highest quality and safety standards are applied to shipping operations. No vessel will be contracted without owner confirmation of the following items:

- The vessel must be in line with the ISPS Code as certified by the competent authorities
- The owners must be aware of and the vessel must be in compliance with the Trieste Port Regulations
- The vessel must conform to all requirements under European Council Directive 95/21/EC.

In 2004, OMV lowered the age limit for all chartered ships from Trieste to 15 years. Petrom accepts vessels aged up to 20 years, but about 80% of the ships used are less than 10 years old and are double-hulled. Danube River transport is only undertaken with double-hulled ships.



Clean-up at the Petrobrazi Refinery
In 2008, considerable progress was made on a large cleanup and renewal project at Petrom's Petrobrazi refinery aimed at aligning the site with international refinery standards. Some 140 hectares, or 40% of the total surface area, have already been cleaned up. In the course of dismantling old unused installations, 49,000 tonnes of scrap and 300,000 tonnes of concrete were destroyed. Over 800 people from 16 Romanian and international companies are working on the project.

Cleaner Fuels

OMV has played a pioneering role in Europe in the promotion of cleaner fuels, launching a series of innovative products in recent years. In October 2005, we began adding a minimum of 4.4% biodiesel (FAME) to diesel sold in Austria and in Germany. In 2008, the share of biocomponents (ethanol/ETBE and FAME) in the total volume of fuels sold was 5.75% in Austria, 5.25% in Germany, and in Romania 2% for gasoline and 3% for diesel. Pure biodiesel is available at 12 OMV filling stations in Germany.

OMV supports the use of compressed natural gas (CNG) as a transport fuel due to its significant advantages: up to 15% less CO_2 emissions, 80% reduction of carbon monoxide, and practically no emissions of particulates. In Austria, CNG is currently sold at 49 OMV filling stations, and eventually will be available at 80 OMV retail outlets. CNG is available at 14 OMV retail outlets in Germany and five in Italy. The next market will be Bulgaria.

OMV opened the world's first AdBlue filling station in Germany in 2003. Today, AdBlue is available at more than 130 OMV filling stations in 12 countries. OMV thus provides the commercial vehicles industry with the required infrastructure for the new trucks equipped with AdBlue SCR technology. The results are reduced emissions from diesel engines in commercial vehicles, fuel savings, and lower CO_2 emissions in the transport sector.

OMV contributes to emission reductions in the heating sector with its low-sulfur (50 ppm) heating oil OMV econPlus and the new sulfur-free heating oil Vitatherm.

We help our customers save costs and reduce the environmental and climate impacts of our products not only by enhancing product quality but also through our support for public awareness campaigns. OMV has collaborated with EUROPIA and Austria's environment ministry on campaigns to promote energy efficiency and fuel saving. In 2008, the OMV Move & Help social program focused on environmental issues in cooperation with Caritas, SOS Children's Villages, and the UN Environment Programme (UNEP).

Energy efficiency and fuel-saving initiatives:

www.omv.com

REACH

The new EU regulation on the "Registration, Evaluation, Authorisation and Restriction of Chemicals" (REACH) has completed its first phase, in which all manufactured or imported chemical substances had to be pre-registered with the European Chemicals Agency (ECHA) in Helsinki, including their annual production amount and the envisaged deadline for registration. REACH applies to all chemical substances that are produced in or imported into the EU in quantities of one tonne or more per company. Nearly 30,000 substances, including those produced in the oil industry, are affected.

A core team was set up in the Refining and Marketing business segment to oversee implementation of REACH at OMV and Petrom. It also provides expertise and support to other business segments affected by the new regulation.

The current REACH phase will end with the final registration before December 2010 of substances produced in or imported from outside the European Economic Area in annual quantities of 1,000 tonnes or more. Lower tonnages have a later deadline of 2015 or 2018.

Three main activities are underway in the current phase:

- All registrants of the same substance are to set up a Substance Information Exchange Forum (SIEF)
- Chemical Safety Assessments (CSA) and Chemical Safety Reports (CSR) are prepared
- Manufacturers and importers submit their registration dossiers to ECHA.

Legal Compliance

Compliance with environmental regulations is monitored at site level and by business segments using several IT tools. Integration of the monitoring processes is ongoing, with specific challenges at Petrom.

Petrom faced monetary fines for non-compliance totaling EUR 0.48 million in 2007 and 0.55 million in 2008. The fines are related to environmental incidents such as spills and exceeded discharge limits; non-conformities related to waste management; and measures established in authorizations and inspection reports. No fines were imposed on OMV (excluding Petrom) in the same period, with the exception of a fine of under EUR 2,000 in 2007. Non-compliance can result in non-monetary sanctions such as warnings from the authorities or even the suspension of permits. In 2007, Petrom's Arpechim refinery had its Integrated Pollution Prevention and Control (IPPC) permit suspended from May 28 – August 7 by the regional environmental authorities due to delays in projects planned under the modernization program (revamping tanks and closing a waste lagoon). In 2008, the permit was reviewed and modified by the authorities.

Environmental Expenditures and Investments

Since 2006 OMV has followed the IFAC guidelines for Environmental Management Accounting in reporting environmental expenditures and investments. In addition, costs for measures to reduce the environmental impact of our products are assessed. Environmental protection expenditures, excluding depreciation, amounted to EUR 215 million in 2008, of which EUR 78 million were spent on integrated pollution prevention (in 2007, EUR 132 million and EUR 54 million). EUR 46 million (in 2007, EUR 30 million) were spent on direct measures to reduce the environmental impact of OMV products, such as desulfurization and the production of hydrogen for it.

Environmental investments for assets put into operation in the reporting year totaled EUR 212 million in 2008, of which EUR 143 million were allocated for integrated prevention (in 2007, EUR 286 million and EUR 62 million). The largest environment-related investments in 2007-08 were made in the refineries, with EUR 242 million invested in Schwechat, EUR 29 million in Arpechim, and EUR 53 million in Petrobrazi.

Environmental expenditures and investments


Environment-Related Investment
Environmental Operating Costs (excl. Depreciation)
Million Euro
240
210
180
150
120
90
60
30
0
2006
2007
2008
End-of-Pipe
Integrated Prevention
Product-oriented
End-of-Pipe
Integrated Prevention
Product-oriented

Petrom City, Romania's Biggest Environmental Rehabilitation Project

Petrom's future headquarters, Petrom City, will be located on a site with severe contamination dating from bomb attacks on a tank farm during World War II. The site must be rehabilitated prior to the start of construction. Under the "Verde Petrom" project, a 200,000-sq.-meter area is undergoing remediation of soil and groundwater that are highly contaminated with hydrocarbons. The three-year, EUR 10 million investment will restore the area to environmental standards in line with current regulations. At the International Conference on Managing Urban Land, held in Stuttgart, Germany, in April 2007, "Verde Petrom" was recognized as one of the most important rehabilitation projects in Europe.

Appropriate management of environmental impacts is an ongoing responsibility for OMV in all its operations and projects. It includes the consolidation and strengthening of processes related to legal compliance, especially at Petrom. Waste management and remediation of historically accumulated waste will also continue in 2009.

In 2009, a special focus will be placed on hydrocarbon spill prevention and preparedness plans, including drills as a basis for reducing spills.

The OMV Carbon Strategy expresses a clear commitment to decreasing the carbon intensity of activities where OMV is the operator. Project monitoring and portfolio analysis will contribute to the achievement of this mid-term goal. Specific actions will include the development, deployment, and fostering of energy reduction strategies in all business segments; greenhouse gas reduction projects in conventional operations; and renewable energy projects supported by the OMV Future Energy Fund.

Communication and stakeholder dialogue are essential whenever we engage with new partners, particularly in the case of the innovative projects undertaken by the OMV Future Energy Fund.

A program to raise awareness of indirect emissions from business activities will target not only technical departments but all OMV employees.





SOCIAL ISSUES

"How would you describe the people who work for OMV around the world?"

Ferhat Güldürücü, Austrian Social Insurance Authority for Business


"Each of us is different
but we all have equal access to opportunities."
Simone Alaya, Corporate Social Responsibility, OMV

Employees

Our Approach

Policy and Guidelines
OMV employs around 40,000 people worldwide. Their rights and obligations are set out in their labor contracts, and are also derived from various company agreements, collective bargaining agreements, corporate directives, and locally applicable policies.

Objectives and Performance in 2007-08
In the reporting period, the Human Resources (HR) Department systematically pursued its goals, the majority of which it achieved. To improve work-life balance, for example, a model was developed that makes it possible under company agreements for employees to take up to a year off as a sabbatical. A new collective bargaining agreement that went into effect on July 1, 2007, created uniform occupation group definitions for hourly-paid workers and salaried employees. The European Works Council, which meets twice a year, increased its members from 14 to 21 following Romania's accession to the European Union.

Objectives in 2007-08	Implemented	Ongoing
Development of internationalization		●
Development of work-life balance at OMV		●
Uniform employee definitions	●	
Expansion of the European Works Council	●	

Organizational Responsibility
HR supports employees at all stages of their careers at OMV, with local management playing the most important role. Strategic decisions that have a bearing on the entire OMV workforce are taken centrally. Similarly, where general issues could have an impact on the Group, local management is obliged to follow the guidelines set by Corporate Human Resources.

Monitoring and Further Development
In its responsibility towards its employees and society, OMV is guided by the principles of the international social accountability standard SA8000. As a signatory of the UN Global Compact, OMV is committed to upholding further principles of relevance to HR, and has included them in its corporate directives.

OMV maintains an ongoing dialogue with employees to find out what works well in their jobs and where there is room for improvement. The main means of monitoring employee satisfaction was a Group-wide staff survey on human capital management (HCM). The findings are described under "Complaints Procedure and Antidiscrimination" (p. 45).

Careers and Equal Opportunities

Apprentice Training
Providing high-quality apprenticeship training is a key concern at OMV. At the end of 2008, OMV had 130 apprentices in Austria and 30 in Germany. A variety of measures and projects are aimed at making young people aware of the apprenticeships available at OMV, and at presenting and positioning the company as an attractive employer.

As part of the Austrian government's "Research Goes to School" project, for example, OMV invited students to the OMV training center to carry out chemistry lab experiments together with our apprentices. Equally popular was a three-day open house event at the training center, at which we welcomed some 600 visitors. The training program for OMV apprentices includes in-depth English-language training as well as sports, fitness, and team-building activities.

Employee Training and Development
In recent years, OMV has developed a number of programs for professional human resources training and development, which are now largely well established and are running successfully. In addition to the existing programs, in the report-

ing period OMV launched the following new development initiatives:

Step2Excellence: The first part of this new OMV program began in 2008 and has not yet been completed. OMV developed the expert program in cooperation with IMD, a leading Swiss-based business school with a high international reputation. The program content focuses on strategy, finance, organization, broadening expert leadership skills, knowledge management, innovation, and diversity. The aim is for participants to strengthen their ability to make an impact for themselves and for the company.

Career Campaign: The OMV Job World was created in 2007-08 to offer more career prospects and development opportunities, and making them transparent. This animated Intranet world gives every employee a chance to learn about all the career paths and development programs available at OMV. It also presents employees who have had exemplary careers and explains the human resource development tools. This hands-on method provides an attractive way to find out about careers at OMV, and encourages employees to promote their own advancement.

Equal Opportunities

Under its corporate antidiscrimination directive, OMV is committed to providing equal opportunities for all employee groups in all recruitment processes, company procedures, and employment contracts. This principle applies throughout the entire employment period from hiring to termination.

Given the demographic trends at OMV, a large-scale project was started in 2006 to examine the problem of an aging workforce, above all in Europe. The main issues covered were the burden on health, knowledge transfer, alternative working hours schemes, and alternatives to early retirement. The projects result included developing the existing compensation plan and creating the above-mentioned OMV Job World.

OMV is extremely interested in achieving a high percentage of local staff in the countries where we have operations. The same applies to management positions. Because the market conditions and job requirements differ from country to country, the percentage varies but as a whole it is over 90%.

Complaints Procedure and Antidiscrimination

In the reporting period, the results of the OMV HCM questionnaire, the Group-wide employee survey, showed that there were some informal complaints. Nevertheless, the 2007 survey produced a very good overall HCM index of 76 (out of a maximum 100 points). According to the benchmarking of the consulting firm that helped us carry out the survey, OMV ranks among the best 20% in terms of employee satisfaction. The response rate rose from 79.4% in 2006 to 81.2% in 2007, which goes to show that the survey is increasingly gaining acceptance in the Group, and that actively

Overview of employee development programs:

www.omv.com

Petrom Trainees in Austria

In Romania there is no comparable system to Austria's dual education system where trainees attend a vocational school part time while working for companies. OMV therefore developed a pilot project enabling Romanian trainees to attend vocational school in Austria as external students and to take the apprenticeship examination in the dual profession of electrical engineering and mechanical engineering technician. In September 2008, three talented Romanian trainees were sent to Austria and were quickly integrated into OMV. This new project helps OMV meet its goal of increased internationalization, and has a very positive effect on the atmosphere in apprenticeship training. After completing their Austrian training, the young employees will return to their country to work at Petrom. As a result, targeted, practical know-how will be transferred to Romania.



Petrom trainee Georgel Ionut Cioropina at work on an electrical circuit exercise

shaping their work environment is important to employees.

In connection with the corporate antidiscrimination directive, OMV is committed to giving employees the support they need as far as is legally possible. Management dealt with the formal complaints made during the reporting period and took the necessary action.

Social Security

OMV pension plans are described in the Annual Report

Employee representation in Iran: www.omv.com

Employee Benefits

In addition to the company pension plans adopted some time ago in Austria and Germany, in 2008 OMV introduced retirement plans at Refining and Marketing in the Czech Republic and Slovakia as well. Also new is private health insurance for local employees of OMV in Turkey, which covers 20% of the costs payable for out-patient treatment. This insurance not only covers health care in and outside the hospital, but also medical checkups. OMV pension schemes in the different OMV countries are described in the OMV Annual Report.

Personnel Risk Review

In 2008, a working group began to determine what personal risks there are for an OMV employee and whether or how these are covered by insurance or otherwise. Over the next few years OMV plans to remedy any shortcomings in preventive measures, to the extent that this proves reasonable and economically feasible.

Employee Profit-Sharing Plan

An employee profit-sharing plan in 2007 and 2008 gave OMV employees who purchased three shares a fourth share free of charge up to a certain amount. The aim was to let employees participate in the company's success. In the reporting period, a total of 2,436 employees took part in the plan and purchased 268,695 shares (excluding the free shares).

Career and Succession Planning

In the area of career and succession planning, particular attention was paid in the reporting period to the needs of expatriate employees. This involved mandatory career development planning and a focus on planning the repatriation positions.

Freedom of Association

When OMV signed the UN Global Compact, it committed itself to upholding freedom of association and recognized the right to collective bargaining. In countries where these rights are not politically welcome or recognized by society, OMV seeks to enable the establishment of employee representation in house, or tries to find other solutions. As a result, in the reporting period

- 95% of employees were represented by local trade unions or works councils
- Minimum wages or salaries were fixed by law or agreed by collective bargaining for over 99% of the workforce
- In the event of restructuring, around 90% of employees were covered by mandatory periods of notice under employment law or collective bargaining.

Petrom Outplacement Program

In 2006, Petrom established an outplacement program to help former employees make a new start in their working lives. Under this program, Transition Centers provided support services to over 8,000 people in 2007-08. The Transition Centers will continue their activities in 2009.

Over EUR 60,000 were spent on retraining released employees to boost their chances of finding a new job. A survey showed a 96% client satisfaction rate with Transition Center services. The outplacement program has thus become a successful part of Petrom's CSR efforts.

An Innovative Workplace

Idea Management

Idea management gives our employees a platform for putting forward new suggestions and alternative solutions to problems concerning products, processes, working conditions, increasing product quality, and similar topics, thereby contributing to the company's success. It also promotes cross-departmental entrepreneurial thinking and action. Innovative ideas from its employees saved the company EUR 4,700,005 in 2007 and EUR 4,412,434 in 2008. In 2007, OMV paid out bonuses of between EUR 208 and EUR 5,475 for valuable suggestions from its employees.

Work-Life Balance

In Austria, company agreements now allow employees to take up to a year off work. A sabbatical is not restricted to any particular purpose, but can for example be used for spending a period of time abroad, for further education, or simply for rest and recreation. OMV developed the model for employees who have been with the company for at least two years. A sabbatical can be arranged by mutual agreement, taking the company's interests into consideration.

In response to the demographic trends in Germany and the resulting raising of the retirement age, during the reporting period OMV in Germany introduced long-term compensation accounts which give employees greater flexibility in planning their future and lifetime working hours. Participating employees pay time and salary components into these long-term accounts in the course of their working lives. Employees can decide for themselves if they want to take part in the scheme, and how much they wish to pay in and how often, which provides flexibility if their circumstances change.

Challenges and Goals in 2009

- **Continuing Internationalization:** OMV will push forward on creating standardized tools. A further aim is to exploit stronger synergies between employee programs, and evaluate existing differences and potential compensation for them, especially in insurance and occupational health and safety.

- **Cooperation and Synergies Between Business Segments:** The goal is to expand existing HR networks on various HR issues, and more fully exploit synergies in the Group.

- **Intelligent Cost Management:** Additional cross-functional programs and employee exchange.

- **Values:** Continued implementation of the new OMV Values (Pioneers, Professionals, and Partners).

Health

Our Approach

The OMV HSE Policy:

www.omv.com

Policy and Guidelines

The health of our employees is a primary asset and resource. OMV is committed to promoting their physical and mental well-being. OMV occupational health (OH) teams view fitness for work as a mixture of cognitive, emotional, motivational, and biological potential that is supported by positive self-esteem and a network of social contacts. The teams' mission is to promote good health by offering up-to-date medical treatment, preventive care, and psychological counseling.

Objectives and Performance in 2007-08

OMV's OH policy centers on improving employee well-being as well as health. The high-quality services provided often exceed legal requirements. In addition to standard medical care, employees have access to physiotherapy and a range of prevention measures, including a program aimed at the prevention of musculoskeletal disorders.

At the start of 2008, Petrom set up PetroMed Solutions, a network of 30 healthcare clinics for Petrom employees. In addition to curative heath care, PetroMed offers prevention programs such as flu vaccinations and voluntary health checks. A round-the-clock psychological counseling hotline is available to Petrom Refining employees and their families, and prevention programs are developed in response to the problems most frequently reported by callers.

Objectives in 2007-08	Implemented	Ongoing
2007: Roll-out and start of implementation of the OMV Health Standard in all countries in which OMV operates **2008:** Substantial progress made towards achieving OMV's Health Standard, released in 2006	●	
Implementation of a healthcare program (including flu vaccinations and health checks for metabolic syndrome) at Petrom		●
Initiation of "Health Circles" to encourage employee participation in health matters		●



Organizational Responsibility

Through regular input on health topics and practices, OH experts support line management to take the ultimate responsibility for occupational health. In order to achieve a broad and effective network of knowledge concerning OH, the corresponding organization works according to a shared service concept. The Center for Occupational Health has a strong focus on the integration of international activities according to the specific needs of the business units and countries, as well as for the Group as a whole.

In addition to the legal requirements for OMV as a company, we have to be aware that there is an individual dimension as well. The responsibility for personal lifestyle choices, such as eating, drinking, and smoking habits, remains with the individual. This is why OH teams invest much effort in motivating all employees to also play an active role in promoting their personal health.

Monitoring and Further Development

Specific health surveillance and health checks were performed according to legal requirements and OMV regulations. These serve as the basis for the development of future health promotion, such as the sleep-disorder prevention program for shift workers or individual adaptation of working boots.

Group-Wide OH Standards

Our target is 90% implementation of the new OMV Health Standard by 2010. The first stage began in 2007 and included an awareness campaign aimed at OMV employees.

In 2007, the Center for Occupational Health undertook an analysis of the medical resources currently available across the Group and the resources required by the OMV Health Standard. Tangible needs were identified as marginal compared with intangible factors and structural harmonization requirements. Petrom established a project to refurbish OH clinics at its locations by the end of 2010.



Number of Medical Interventions
100,000
80,000
60,000
40,000
20,000
0
Medical Consultations (Non-Trauma)
Paramedic Interventions
Physio-therapeutical Treatments
Legally Re-quired Med-ical Exams
Vaccinations
Petrom
OMV (excl. Petrom)

Medical Interventions

Health Initiatives

In addition to their ongoing efforts to promote good nutrition and fitness, OMV's OH experts launched a variety of activities in 2007-08. These included eye examinations, skin checks, a new stress-screening program, vaccinations against flu, tick-borne encephalitis, and hepatitis, and information campaigns.

In 2007, "Health Circles" were created as a means of encouraging active employee participation in health matters. Health Circles now exist at all major OMV sites in Austria and Germany. Pilot Health Circles are planned for nearly all the countries in which the Refining and Marketing (R&M) business segment operates, as well as for Petrom locations in Romania. The moderators were trained by the end of 2008.

Broad-based preventive programs were implemented within R&M to identify people at risk of developing vascular diseases in order to help prevent metabolic illness, strokes, and heart attacks. About 1,500 employees took part in the voluntary "Vitalcheck" screening program in Austria and Germany. The 70% participation rate was significantly higher than the average rate of participation in prevention programs.

More OMV health initiatives:

www.omv.com

Challenges and Goals in 2009

At the end of 2008, operational audit courses were organized for senior medical officers. Medical operational audits will be a valuable source for the continuous improvement of OH standards at OMV.

In addition to clinic refurbishment and the introduction of a new medical software application, the main challenge for Petrom's PetroMed Solutions will be to carry out an intensive training program to implement the harmonized OH and medical regulations.

To ensure evidence-based, legally compliant OH monitoring, the Center for Occupational Health will establish work procedures for conducting health risk assessments (HRA).

Prevention program development is based on medical examination results, input from employee Health Circles, and current epidemiological evidence. Prevention programs in 2009 will focus on:
- Cardiological prevention
- Stress-related activities
- Medical examinations for drivers.

In its operations in developing countries, OMV will further improve existing infrastructure by strengthening on-site emergency capability.

Safety

Our Approach

The OMV HSE Policy:

www.omv.com

Policy and Guidelines

OMV makes clear in its policy on health, safety, security, and the environment (HSE) that occupational and process safety is a top priority. Everyone at OMV should come home from work in good mental and physical health. All workplaces and processes must be safe and secure for OMV, its stakeholders, and the environment. This commitment means that we believe all accidents are preventable. We strive to keep risks as low as is reasonably practical.

Corporate directives define the Group-wide standards for HSE awareness and competencies; reporting, investigation, and management of incidents; and emergency and crisis management. Implementation of the directives and standards is supported by Group-wide tools, communication campaigns, and expert teams. The ultimate objective is to create a genuine safety culture with and for all OMV employees.

Objectives and Performance in 2007-08

OMV's business strategy sets out two ambitious safety targets to be achieved in the Group by 2010: less than one lost-time injury per million hours worked (LTIR), and zero incidents rated at Level 4 or above on a classification scale ranging from Level 1 (low severity level) to Level 5 (highest severity level). This means no fatalities or process safety incidents with partial plant damage. All Group targets are deployed to the business segments. Additional targets at segment or site level are defined if needed.

A Key Performance Indicator (KPI) system drives our safety performance. Safety statistics are carefully monitored. Progress was measured on a monthly and quarterly basis and reported directly to the OMV Executive Board.

Objectives in 2007-08	Implemented	Ongoing
Reduce until 2010: LTIR to <1 and incidents at Level 4 or above to zero		●
Implementation and roll-out of an incident reporting and management tool until 2008	●	
Consolidation of Petrom's safety program: contractor management, road safety, further strengthening of the safety culture		●



Organizational Responsibility

Safety is a line management responsibility that starts with the top senior management, supported by a team of experts. However, it is also each employee's responsibility to contribute to a safe work environment, whether in the operating plant or the office. Employees are encouraged to report and discuss hazardous behaviors or conditions.

We require contractors and partners to comply with OMV safety standards and integrate them into their management systems.

Monitoring and Further Development

Safety KPIs are monitored on a monthly basis. The reporting and investigation of incidents as well as the sharing of lessons learned are carried out in a standardized way. Group-wide implementation of an incident tracking tool was launched in 2006 and completed by the end of 2008.

Workplace Safety

The reporting period was overshadowed by a high number of fatalities: In 2007, three employees and eight contractors lost their lives while working for OMV, and seven employees and nine contractors died in 2008. Road accidents accounted for a large majority of these fatalities. Most occurred within the Exploration and Production (E&P) business segment. However, safety measures implemented at OMV facilities produced positive results.

To avoid future fatalities, the overall safety culture continues to be addressed. At Petrom, this cultural change process started from day one with the full commitment of the senior management. Substantial investments have been made in plants, devices, and personal protective equipment.

In 2008, the LTIR for the entire Group, including Petrom, was 0.91 injuries per million hours worked for OMV employees and 0.92 for contractors. While the LTIR for contractors continued to decrease in 2008, the further reduction of employee accidents remains a challenge, as the increase in the LTIR in 2008 compared to 2007 indicates.

During the European Week for Safety and Health at Work in October 2007, the HSEQ team from the Petromar field cluster received an award for its activities from the Romanian safety authority.

Lost-Time Injury Rate (LTIR) in 2004-08



OMV (excl. Petrom)
OMV (incl. Petrom)
4
3
2
1
0
2004
2005
2005
2006
2007
2008
Target
LTIR for Own Employees
LTIR for Contractor Employees

Contractor Safety

Under the OMV HSE management system, suppliers and contracted services must comply with OMV HSE standards. While HSE is everyone's responsibility, it ultimately rests with line management, which has statutory and moral obligations to provide for suppliers and contracted services the same safe working environment as for OMV employees. Contractors and service providers are strongly encouraged to actively support this principle.

Before entering into any contractual agreement, OMV assesses the contractor's management of HSE risks, assigning these the same priority as technical and commercial risks. In our tender process the pre-qualification, selection, and retention of contractors are assessed to ensure that a candidate's HSE values are consistent with those of OMV. We develop interfaces between OMV and contractors and manage them effectively to control HSE risks, e.g. by preparing and implementing bridging documents. Precautions for unplanned events are included in emergency and crisis control.

We set HSE performance standards for our contractors, and monitor and audit their performance against those standards. The inspection and testing of plants and equipment used by OMV and its contractors form an essential part of monitoring HSE compliance as required by regulatory authorities and contractual requirements. Contractors will have inspection and testing regimes in place to ensure compliance. The goal is for contractors to fully understand and work in accordance with HSE management system standards. In 2008, three major Refining and Marketing (R&M) contractors were audited for compliance with OMV safety standards. Recommendations will be subject to a joint follow-up in the future.

Setting HSE standards for contractors and joint ventures:

www. omv. com

Road Safety

Road accidents accounted for the majority of fatal accidents in the reporting period. Twelve fatal road accidents occurred in 2008. Drivers' lack of knowledge and risk awareness, rule breaking, and inadequate safety qualifications were the main causes of accidents. Proactive remedial strategies and corrective measures are a top priority for OMV. Improving road safety awareness is therefore key.

Training courses on defensive driving in cooperation with the Austrian Automobile Association (ÖAMTC) began back in 2006. During the reporting period courses were held in Austria and in Romania.

Petrom's Executive Board approved a road safety program focusing on five areas:

- Ensuring corporate standard compliance (driving policy and fleet management manual)
- Medical and psychological examinations
- Monitoring daily driving behavior via vehicle-monitoring systems
- Driver and pedestrian training, first aid training
- Communication (pedestrian and driver road safety campaigns).

Corporate HSE is developing a strategy to support and facilitate the business segments' efforts to implement further transportation safety initiatives.

Product Safety

Safety data sheets:

www.omv.com

OMV provides its partners and customers with detailed information about its products and the materials used in producing them. All products that are manufactured, marketed, or distributed by OMV are in compliance with the applicable legal regulations. Safety data sheets for OMV products can be downloaded from the OMV website (www.omv.com, Products > eServices > Product Information). These specifications contribute to the safe use of the products.

OMV application engineers and sales staff conduct product training on an ongoing basis for OMV employees, suppliers, and filling station partners and other customers.

Complaint management processes are already well established for corporate clients, for the refineries in Schwechat and Burghausen, and for VIVA products. Additional complaint management processes need to be implemented for all business units throughout the market in the near future.

Safety Awareness and Training

Safety is an important issue and awareness of it is high. However, the findings during safety audits, management walkarounds, and incident investigations often addressed predominantly technical issues.

In 2007-08, the next step in OMV's "Think:Ahead and Talk About It" campaign, which in 2006 had won a DuPont Safety award for Europe, the Middle East, and Africa in the "Innovation" category, involved implementing a new Group-wide IT application for incident management and reporting. The "Think:Ahead CARE" tool focuses on reactive and proactive HSE management.

By recording and investigating incidents and near misses, we can ensure that we learn from previous experiences and prevent recurrence. Proactively collecting reports about near misses, hazards and findings, and using assessments and lessons learned, will reduce the likelihood of an incident occurring in the first place. The number of near miss and hazard reports was more than doubled in the last two years to 27,700 in 2008. This sets a good basis for raising safety awareness. It is of critical importance that OMV and Petrom, as well as contractors, learn from previous experiences via data reporting and analysis.

The implementation of "Think:Ahead CARE" was supported by an internal media campaign


Seen this?
Schon gesehen?
THINK:AHEAD move safely
Slips, trips and falls are among the most common causes of workplace accidents. Therefore:
Wear the right kind of shoes.
Don't misjudge stairs, steps and ladders.
Avoid slippery surfaces and things you could trip over.
Make sure everything's clean and orderly.
Always keep your eyes open.
Stolpern, rutschen und stürzen zählen zu den häufigsten Unfallursachen in Betrieben. Daher:
Passendes Schuhwerk tragen.
Treppen, Stufen und Leitern richtig einschätzen.
Stolperfallen und rutschige Flächen vermeiden.
Auf Ordnung und Sauberkeit achten.
Augen bewusst offen halten.
Move & More. OMV

with posters, newspapers, and a motivation video. All users were trained on the tool and additionally on HSE basic knowledge, via a wide range of training formats from face-to-face training to e-learning, which was used for the first time at OMV.

In 2007, the "Think:Ahead" safety campaign won a Petroleum Economist Award in the "Health & Safety Project" category. It has also won an award from the Romanian press.

During the Safety Days held at all R&M sites, a touch of humor was used to draw attention to the risk of accidents. Slipping on a banana peel may be classic slapstick but in real life this and other hazards are far from funny. Strategically placed banana peel stickers helped raise awareness of everyday hazards and encourage discussion.

Increasing the number of safety audits and near miss reports strengthens the safety culture


30,000
25,000
20,000
15,000
10,000
5,000
0
2004
2005
2006
2007
2008
Near Miss and Hazard Reports
Safety Audits

Emergency and Crisis Management

An Emergency and Crisis Management Directive was introduced in 2006 to ensure that OMV is adequately prepared for emergencies and crisis situations. The system described in the directive enables a structured approach to such situations and supports the necessary preparatory organizational steps. To support implementation of the directive, in 2007 a Crisis and Emergency Response Plan was developed and rolled out. In 2008, the directive was audited by an independent party and a number of improvement measures were raised, with definite timelines for their completion into the year 2009.

Emergency and crisis exercises take place regularly. Response scenarios for E&P, refineries, tank farms, gas transport, commercial and retail business, and office buildings are rehearsed. More than 75 crisis and emergency exercises took place in 2007-08, involving OMV staff, contractors, authorities, and other organizations. Evaluation of these exercises leads to the identification of lessons learned, which are

considered in the regular updates of crisis and emergency response plans.

OMV operates in various parts of the world where there are social, religious, cultural, political, and economic challenges. Some of the business units operating in these regions have dealt with real emergency situations. Their preparedness in terms of planning and competences enabled a quick and effective response that prevented the emergency from escalating into a major organizational or personal crisis.

In the case of avian flu preparedness, OMV demonstrated its ability to proactively plan a response for minimizing the impact of a pandemic threat on its employees while ensuring business continuity. With the Pandemic Preparedness Plan, OMV set an example of best practice for the industry.

Process Safety

Process safety and integrity at production facilities are always key concerns in the global oil, gas, and chemical industries, but were even more of an issue in the last few years, when several major accidents occurred. In 2007-08, OMV faced large fires in the Petrobrazi, Arpechim, and Schwechat refineries. There were no injuries in the fires and no risk to neighbors. Thanks to immediate professional fire-fighting efforts, only some parts of the plants were affected and actual asset losses were limited. The incidents were thoroughly investigated with the help of external consultants to find technical and managerial root causes. Process safety measures that have been introduced include organizational changes focusing on process integrity, adapted risk evaluation processes, and revised change management procedures. All activities have senior management attention. The increasing importance of process safety was taken into account in the reorganization at the Refining and Petrochemicals Business Unit, where the Process Safety Department in the newly established Center of Excellence will take on this responsibility in the future.

A process safety workshop developed for OMV and Petrom by DNV and attended by OMV HSE senior managers took place in January 2008 in Vienna and Bucharest. The objectives were to:

- Highlight findings and root causes from recent OMV process safety accidents such as the Schwechat refinery fires, E&P accidents, and analogies with the BP Texas City investigation findings
- Share process safety management approaches and methods used in each business segment
- Define synergies and the way forward.

Based on the results of this workshop, the Executive Board approved the establishment of a process safety management working group led by Corporate Safety with participation by all business segments. The focus of this working group is to raise and align all process safety-related standards throughout OMV.

Challenges and Goals in 2009

The challenge for the future is to minimize risks and ensure a safe and secure working environment for OMV operations. Our work in 2009 will focus on:

- Implementing further transportation safety initiatives
- Using "Think:Ahead CARE" to improve safety awareness via leading indicators such as the "Action Items Response Rate" (AIRR)
- Introducing a new safety management directive
- Further developing and strengthening process safety management.



Human Rights

Our Approach

The human rights policies of OMV and Petrom:

www.omv.com

Policy and Guidelines

The OMV Human Rights Policy was adopted by the Executive Board in 2007. It served as the model for the Human Rights Policy introduced by Petrom the following year. The OMV Human Rights Policy is based on the OMV Code of Conduct, and sets out the principles of our understanding of, and our responsibility for, the protection of human rights in the business environment. In the document OMV commits itself to respect, fulfill, and support the fulfillment of human rights within its sphere of influence, and not to become complicit in human rights violations as understood under international law. The Human Rights Policy is the normative umbrella for the management of human rights issues in our operations, as developed and implemented over the last few years.

Objectives and Performance in 2007-08

OMV made substantial progress towards achieving the human rights targets defined in earlier Corporate Social Responsibility Reports. One of the implemented activities was the development of a human rights matrix and the organization of human rights workshops aimed at raising employee awareness. HSEQ and CSR training courses were revised to include human rights issues as a central element. Moreover, OMV committed itself to focusing on human rights aspects in its assessment of the impacts and risks of planned projects and investments in relation to the local environment, and to take these issues into account in the decision-making process. Such assessments have already been implemented by Exploration and Production (E&P). OMV supports community development projects in Pakistan, Yemen, Iran, and the Kurdistan Region of Iraq.

Objectives in 2007-08	Implemented	Ongoing
Raising awareness of OMV's responsibility for human rights protection		●
Promoting dialogue with local stakeholders	●	
Local application of the OMV Human Rights Matrix, needs assessments, and planning activities		●
Monitoring the supply chain to enforce the prohibition of forced labor and prohibited child labor		●
Continuation of human rights training for security forces	●	

Organizational Responsibility

We see human rights as one of the central elements of social sustainability. Any activity undertaken by OMV entails potential risks and opportunities in the area of human rights. These will vary from country to country. Collecting baseline information about the social conditions in the countries in which we operate is therefore the key first step we take when we prepare to take decisions about our business activities. This obligation is the responsibility of project managers, the general managers of the local OMV companies, and line managers. They are supported by the CSR manager of OMV and the CSR managers of the business segments. The CEO of OMV bears ultimate responsibility for CSR, including human rights.

Monitoring and Further Development

To identify the risk of human rights violations and avoid them, before it begins operations in a new country or region OMV seeks dialogue with the local stakeholders and assesses the human rights situation.

At the end of 2007, the CSR manager of OMV, working with human rights experts, tested a questionnaire based on the OMV Human Rights Matrix (see below) in a survey in Tunisia. On a consulting visit to Yemen in fall 2008, the CSR manager of E&P and human rights experts conducted a detailed survey based on the human rights indicators defined by the Danish Institute for Human Rights (DIHR), to further develop the questionnaire used in Tunisia. The findings of the pilot survey in Tunisia are available on the OMV website. The results of the survey in Yemen are currently being evaluated. Using the DIHR indicators, OMV carried out a human rights gap analysis in all E&P countries at the end of 2008. In 2009 the data are due to be analyzed by external human rights experts and appropriate improvements will be implemented as needed.

The OMV Human Rights Matrix

OMV's human rights responsibilities are contained in a comprehensive human rights matrix aligned with the matrix developed by the Business Leaders Initiative on Human Rights (BLIHR). The OMV Human Rights Matrix is derived from the OMV Human Rights Policy and constitutes the basis for our activities in the field of human rights. It includes highly sensitive areas, ranging from the rights of indigenous peoples to security measures involving armed personnel.

The OMV Human Rights Matrix was developed in cooperation with human rights experts, particularly members of the Ludwig Boltzmann Institute for Human Rights in Vienna. We placed great importance on the operative integration of the business segments into the development process. In 2008, the OMV Executive Board adopted the matrix as part of the CSR management system. Among the various tools created to strengthen awareness of human rights and promote implementation of the matrix are Q&As (e.g. What are human rights? What do they have to do with the company?), indicators for conducting gap analyses in the OMV countries, and checklists for human rights implementation. Issues that are relevant to the matrix are incorporated in the Balanced Scorecard.

More information on the OMV Human Rights Matrix:

www.omv.com

Human Rights Training

OMV organizes training courses and workshops to raise human rights awareness on the part of employees and other stakeholders, and promotes the development of specific competencies and qualifications. In the reporting period, the importance of CSR, human rights, and business ethics along the OMV value chain was the focus of a number of workshops held in the different business segments and in the OMV Communication Department. The participating department heads and team members were given information about OMV's approach to CSR and the challenges it presents. The basic principles of OMV's business ethics and a presentation on the OMV Human Rights Matrix were also on the agenda.

In a program introduced at Gas and Power (G&P), newly hired employees can attend a one-day workshop that provides general information on G&P and also covers OMV's approach to CSR, business ethics, and human rights during the reporting period.

Human rights training is provided for the personnel of security companies contracted by OMV. In 2007-08, courses were held in Yemen, Austria, and Romania.

Training for Romanian Private Security Companies

In November 2008, OMV CA&S and Petrom held a "train-the-trainers" workshop on "Security Services in Line with Human Rights" for Human Resources managers and project managers from private security companies contracted by Petrom. The workshop was a follow-up measure suggested by participants in a 2007 workshop at which Petrom had presented its approach to security and human rights to senior managers of these companies. The "train-the-trainers" workshop was conducted by external human rights trainers and CSR and security managers from OMV and Petrom. Its aims were twofold: to raise awareness of the need to align security service provision with human rights standards; and to strengthen the capacity to provide stimulating and practical training workshops on the subject and integrate them into current training programs.



Community Development Projects

Pakistan

E&P in Pakistan supports 64 government primary schools with a total enrollment of about 3,000 children. Part of the support covers regular training courses for teachers and school infrastructure development. All the schools are managed by a training resource center established by E&P in Pakistan and district education departments.

Model primary and middle schools were set up in local communities. Adult literacy classes are held for local communities and workers at the Kadanwari plant. In partnership with a non-governmental organization and district health departments, E&P in Pakistan provides medical services focusing on mother and child health.

Every day 36,000 liters of safe drinking water are distributed to communities in remote areas of the Nara Desert. E&P in Pakistan initiated forestation and green dunes projects with the district forest department, which are aimed at improving people's living conditions through sustainable energy solutions.

Another project to promote traditional craft skills is helping people increase their income potential.

Yemen

In Yemen, various community development projects were carried out in 2008 in Old Shabwah, Habiliyan Astor, and Sudara in Block S2.

Based on a 2007 social impact assessment for the OMV operation in Yemen, the recommended CSR structure was set up and actions in line with the findings of the studies were implemented. To combat the high incidence of waterborne diseases due to poor water quality, OMV distributed silver water filters to the local communities and provided training on filter usage and maintenance, as well as basic hygiene issues.

OMV provided continuous electricity for the local health unit, school, and mosque through a solar generator. OMV also installed water pipes to supply water to the health clinic, mosque, and teacher's hostel.

Thanks to these projects and to the intensive dialogue conducted with the local communities in Yemen, community relations have improved significantly. This has a positive effect on the security situation in the communities. Regular visits by security and CSR representatives assure ongoing stakeholder dialogue.


هيپاٽائٽس بي، سي
ڪيئن ڦهلجندو آهي؟

Hepatitis B Project in Pakistan

The Austrian Development Agency (ADA) and OMV funded Phase I of the hepatitis B vaccination project for Pakistan. The project was launched in 2006 and successfully completed in 2008, with over 9,000 women and children vaccinated.

The total project budget was EUR 100,000. Activities included an information campaign and hepatitis prevention training in the Sindhi language. For this project OMV won the Austrian TRIGOS corporate social responsibility award in 2007.



On a consulting visit to Yemen

Iran

To provide income-generation opportunities for families in Khuzestan province and Qeshm Island, OMV in Iran implemented community development projects involving training in local crafts and the production of season's greetings cards. The sale in 2007 of 2,150 greetings cards to OMV funded the purchase of 35 sewing machines for local women in early 2008.

The project continued in 2008. OMV refurbished and equipped village schools near operation sites, and helped fund a documentary about disadvantaged women. The documentary was supported by the non-governmental organization Omid-e-Mehr.

OMV also offers internships with the company to members of Omid-e-Mehr.

Kurdistan Region of Iraq

Prior to beginning its seismic exploration activities in the Kurdistan Region of Iraq, OMV carried out a baseline study of local community needs. A community development program was set up based on the findings.

The first phase, which consisted of three parts, has already been implemented:

- During winter 2008-09, OMV supported villages near the OMV sites with diesel because these communities will not be connected to the national electric grid until winter 2009-10
- In 2008, OMV started renovating local schools to ensure water supply, improve hygienic standards, repair or replace damaged and missing infrastructure, etc.
- "Children's packages" were delivered to 600 schoolchildren living near the OMV exploration blocks.



"Children's packages" were delivered to 600 Kurdish pupils

Works Council Projects

As part of the "Equal Opportunities" project started by the OMV Group Works Council in 2001, in fall 2008 the Works Council conducted its second employee survey since 2002 on equal opportunities at OMV in Austria. The survey was held on the initiative of OMV Group Works Council Chairman Leopold Abraham and the OMV Women's Representative, Works Council member Christine Asperger, with the support of the OMV Executive Board and the Human Resources management.

The goal of the recent survey was to evaluate changes at OMV over the past six years with regard to equal treatment of all the company's employees in Austria.

The anonymous questionnaire was distributed to 3,400 OMV employees and returned by September 2008 with a response rate of 30.6%. Respondents volunteered information that could not have been obtained in personal conversations in the daily work environment.

Not everyone may be aware that equal opportunity is not only about the equal treatment of men and women in the organization but also about diversity. The survey went beyond questions related to gender issues to also cover the issue of migration, a subject of particular importance to a company that is active in many parts of the world. The inclusion of questions on issues related to multinationalism provided important new data on how people from different cultures work together in a multinational organization.

Nearly all respondents noted improvements over the previous six years, with the exception of two areas: opportunities for further training and family-friendly policies.

The Group Works Council will propose a package of measures based on the survey findings which, it is hoped, will eventually lead to an agreement between the company and the Works Council aimed at ensuring further improvement of working conditions for all employees.

Challenges and Goals in 2009

The year 2009 will see further implementation of the Human Rights management system. The focus will be on G&P and Petrom. At E&P, the human rights analyses carried out in 2008 will be evaluated and identified gaps will be addressed. In the next reporting period the difficult global economic situation will present challenges.

- In late 2009, roll-out at OMV and Petrom of a human rights e-learning tool based on the IPIECA Toolkit
- Further human rights training courses at OMV and Petrom, organized in cooperation with the Ludwig Boltzmann Institute for Human Rights in Vienna
- Development of a human rights action plan based on the 2008 gap analysis at E&P
- For new engagements, the due diligence and tollgate process will be a basis for specific human rights goals and activities
- A tollgate process will be implemented at G&P, where baseline studies and social impact assessments will become an important means to ensure in-depth analysis of relevant social and human rights issues in each project
- Human rights training for security companies working for G&P projects
- Development and implementation of country CSR strategies
- Social and environmental impact assessments for the Nabucco gas pipeline project
- Structured dialogues with local stakeholders
- International infrastructure projects will be carried out in a socially responsible way according to international standards on social and environmental sustainability such as those of the International Finance Corporation (IFC).

Anti-Corruption Regulations
OMV issued its new corporate directive on business ethics in 2007. The directive covers conflicts of interest, gifts, facilitation payments, third-party assessment (checklists and an approval procedure), and a Group-wide compliance structure.

Preparation of the directive began in 2006 with the support of the Basel Institute on Governance, headed by Mark Pieth. An extensive questionnaire was circulated to the business segments and units. Their feedback was integral to the drafting of the directive. Employees from across OMV participated in several workshops held to discuss the proposed regulations. The directive was approved by the Executive Board in September 2007.

Petrom S.A. initiated its own Business Ethics Directive in September 2008. A train-the-trainers course took place in December 2008. More courses followed. The directive was approved and released in December 2008 and will be effective as of April 1, 2009.

The OMV Corporate Compliance Officer actively supported Petrom by providing advice and performing training courses. The electronic tools developed for OMV will be adapted for Petrom.

Implementation
All employees across OMV, excluding Petrom, have received information about OMV's Business Ethics Directive.

Before the directive became effective on May 1, 2008, intensive training courses were held in the third quarter 2007 and the first quarter 2008 to ensure that employees clearly understood the new regulations. These courses targeted executives, compliance officers, and white-collar workers. So far 85% of employees have undergone training. To increase that figure, and to train new employees, courses continue to be offered.

An anonymous, toll-free hotline was set up for employees. As of late 2008 they can also request information via a web-based form. In addition, inquiries can be directed to any OMV compliance officer. The majority of employee inquiries involve the following issues:

- How to interact with officials, including how to determine if someone qualifies as an official
- How to assess the value of received gifts, and how to decide whether to return them or to keep them, registering their receipt
- Giving lectures at third-party events
- Private contacts with officials, politicians, or business partners
- Holding positions in associations and communities
- Approval and documentation procedures
- Selection and employment of agents, consultants, and other third parties.

Under the guidance of the Corporate Compliance Officer, divisional and local compliance officers provide advice, templates, and sample contracts, especially to employees working in corruption-prone business areas or regions.

In 2008, 5,000 copies of a folder explaining OMV's business ethics principles, rules, and procedures were distributed. An e-learning tool will become available in 2009.

All business segments and units at OMV, excluding Petrom, were analyzed for risks related to corruption. The Basel Institute on Governance provided the questionnaires and evaluated the responses.

Actions Taken
OMV obliges its suppliers and contractors to abide by the OMV Code of Conduct. OMV has terminated or decided not to pursue a number of business relationships and activities due to attitudes or behavior found to be in violation of our ethical standards.

For two OMV employees, non-compliance with our anti-corruption policy led to the termination of their employment in 2008.

Information on the Extractive Industries Transparency Initiative (EITI):

www.omv.com

Community Relations

Social Sponsoring

Social sponsoring and community investment projects:

www.omv.com

OMV's international social and education program, OMV Move & Help, targets socially relevant issues and needs. The program works closely with its three partner organizations, Caritas, SOS Children's Villages, and the UN Environment Programme (UNEP). UNICEF was an additional partner in 2007, when road safety was the theme of the OMV Move & Help projects. In 2008, the program drew attention to the environment and more efficient energy use with the launch of the energy-saving campaign "OMV Move & Help Mobilizes Against Unnecessary CO_2." OMV invested about EUR 800,000 in OMV Move & Help projects in 2007-08.

Community Investment

OMV promotes development in the communities in which it operates through substantial investment in social projects. In the reporting period, numerous projects to improve infrastructure, education, health, and leisure were launched in Romania. For some of the larger projects, particularly at Petrom Exploration and Production, systematic needs assessments were carried out to guarantee the targeted use of funds.

Community Investment in Romania

"Parks of the Future": Green spaces are the lungs of a city. Petrom's "Parks of the Future" project has already turned five Romanian urban parks into places of fantasy and education, complete with alternative energy equipment, children's play areas, artesian wells, and thousands of trees and shrubs.

"Parks of the Future" project, Romania



Lunca Florilor Park in Bucharest, Central Park in Moinesti, Expo Park in Pitesti, and parks in two other cities were redesigned in 2007-08 by young architects and landscape architects who had won a national competition for creative solutions. Petrom volunteers, local communities, officials, and public figures who supported the project participated in the planting activities.

Environmental Awareness: Global warming and the depletion of the earth's natural resources are an undisputed reality. Petrom is the first private company in Romania that has understood the importance of making the public aware of the responsible use of resources. It decided to act now, before it is too late.

Switching off your computer overnight, turning the water off when it is not in use, disconnecting the audio system when leaving home, not taking plastic bags from the supermarket but using paper bags, turning the lights off when leaving a room: These are all small gestures, seemingly unimportant, but they could lead to positive changes for the environment, natural resources, and even your own life.

In an education and public awareness campaign the most important thing is setting a personal example. Therefore almost 3,000 Petrom employees took part in such campaigns in 2008. They collected around 20 tonnes of paper to be recycled, planted more than 8,700 trees, and contributed to the Romanian Ministry of the Environment and Sustainable Development's "Great House-

Cleaning" campaign with over 100 tonnes of old equipment from the Ploiesti storage.

"Andrei" TV Spot: Petrom's spot is a simple story that sends a powerful signal about the consequences of wasting resources. It was the only attitude spot from Central and Eastern Europe to receive a Responsibility Award at the World Congress of the International Advertising Association in 2008.

The "Andrei" spot had an impressive impact on the public: 51% of the targeted population knew about the spot; 82% of those who saw it understood the message; 25.6% declared that they would change their habits; 20.6% became aware of the importance of a change in attitude; and 22.4% admitted that the waste of resources is a problem that exists today.

Following the integrated "Resources for the Future" campaign, which centered on the "Andrei" spot, Petrom was designated the most responsible Romanian company by bloggers (cited by 45% of respondents).

"Building for the Future" with Habitat for Humanity Romania: Petrom was actively involved in the largest volunteer project in Europe, which aimed at helping families without a decent home build one through their own efforts. It was carried out in partnership with the non-profit organization Habitat for Humanity.

Under the project, 650 European volunteers built 27 homes in Radauti for needy families. Each house symbolically represents a European Union member state. Petrom financially supported the construction of the "Romania House," but also became involved on a personal level because employees worked together with the beneficiaries of the new houses.

Close relationships developed not only between the Petrom employees and the future owners, but also with the volunteers involved in the project. Trees and shrubs were planted in the yards of all 27 houses.

Houses for Flood Victims: Thousands of people in northern Romania were left without shelter following floods in summer 2008. Once again Petrom decided to help people in need. Together with our partners, Habitat for Humanity and the Romanian government, we built 110 homes for 500 beneficiaries in the affected families in Doljesti, Neamt County.

The award-winning "Andrei" TV spot: www.petrom.com

"Romania Takes Roots": Petrom became involved in "Romania Takes Roots," a reforestation project that will be carried out over five years in partnership with Realitatea TV, Romsilva, and the organization Mai Mult Verde.

Three million trees will be planted in Suceava, Bacau, and Neamt counties. Petrom welcomed the "Romania Takes Roots" reforestation initiative and immediately made a commitment to invest over EUR 1 million to reduce the effect of future floods, stabilize the soil, and enhance air quality. Petrom's contribution in 2008 was EUR 200,000.

Disaster Preparedness: Petrom and the Romanian Red Cross share a concern for the future and a desire to improve peoples' lives. Since 2007 we have been jointly implementing several important social projects within the National Campaign for Preparing Against Disasters.

Romanian disaster preparedness projects: www.petrom.com

Gas Fund: Petrom signed a protocol regulating its participation in a government social fund to grant subsidies to low-income families and single households that use natural gas for household heating.

Petrom contributed EUR 21.5 mn to the gas subsidy fund

Petrom contributed RON 80 million (EUR 21.5 million) in voluntary monthly installments in 2008. The Fund's supply method is sponsoring. The transparency of the distribution process is guaranteed by the Romanian Ministry of Labor, Family, and Social Protection in accordance with government ordinances No. 3 /2003 and No. 14/2008 (Art. 8).

School Renovation Project: For the 2008 Team-Building Workshop, Petrom Gas selected a social project to renovate a school in the village of Partizani in a deprived area in the Danube Delta.

During the five-day project, 34 Petrom Gas participants proved they could achieve a common goal as a team within a given timeframe, even in a field in which they were not particularly skilled or experienced.

A school renovation project in Partizani in 2008





The team replaced the floors in a classroom and the kindergarten (the concrete bed was done by a construction firm), laid the parquet floor, refurbished the rooms, and purchased essential items.

Community Investment in Bulgaria

"Business Hour" Initiative: Since summer 2008, the Bulgarian Business Leaders Forum (BBLF) and the Bulgarian Center of Training Firms have been organizing "Business Hours" as a bridge between school and business. OMV Bulgaria is one of the many large companies that participate.

Professionals from these companies share their real-world experience with students. They talk about their own golden rules and innovations, as well as business ethics, labor law, and taxes, and offer career advice. Both the companies and the students benefit from the discussion of socially responsible business practices and the exchange of ideas and information at local and at international level.

P.E.T.R.A. Sponsorship: OMV in Bulgaria has undertaken sponsorship of P.E.T.R.A. activities in the country, with the support of the Gas and Power country manager for Bulgaria.

P.E.T.R.A. (Program for Educational Trainings and Regional Assistance) is an Austrian non-profit organization that seeks to improve young people's job prospects through education, including foreign-language training for orphans and children from minorities and poor families. Plans include setting up a database from which sponsor companies can choose future trainees and employees.

Public Affairs

As an internationally active group that is committed to European values, OMV conducts public affairs activities at a European and a national level. We participate actively in the development of the framework that impacts on our company. In consideration of our stakeholders' expectations we provide input to an environment that is favorable to our business and the economy.

Crisis Communications

OMV places high value on professional crisis communications. The goal is to provide clear, in-depth information to the media and the public as well as to our employees. Communication between the crisis management team and emergency services must be managed effectively. To that end, simulation drills are held in the business segments and at corporate level several times a year.

"Brückenschlag" Program

The Austrian CSR initiative "respACT – Austrian Business Council for Sustainable Development" helped launch the "Brückenschlag" (Building Bridges) program in eastern Austria in 2005.

The program is designed to give company executives an opportunity to work for five days in a social institution of their choice. There they test their own social skills and limits in an unfamiliar environment, where they may be confronted with challenging situations. In addition to learning about the structures, values, and culture of social work by observing professionals in the field, they meet people who have been marginalized as a result of poverty, illness, disability, or social factors.



Participants hone their communication and other personal skills, such as creativity, flexibility, authenticity, tolerance, and the ability to deal with conflict. OMV encouraged its senior employees to take part in "Brückenschlag" as soon as it was set up. Thirteen OMV employees successfully completed the program in 2007-08.

Hilmar Kroat-Reder, Senior Vice President, OMV CA&S, at the "Brücken-schlag" program: www.bruecken schlag.org

Filling Station Partners

Training
OMV's filling station partners undergo general theoretical and practice training before they begin operating the filling station. HSEQ topics are an integral part of the training, which is provided at a special training filling station. During their training, the new filling station partners become familiar with the basic HSEQ documents, the Handbook and the Alert Plan.

VIVA Shops
The VIVA shops at OMV filling stations offer a clearly defined range of over 1,500 everyday items. The "VIVA Pure" line features fresh fruit and vegetables. "The Conscious Alternative" is a line of low-fat, low-sugar products. VIVA shops in Austria also carry a line of organic products, wholemeal products, and soy products, including fresh baked goods and dairy products. This line will be market-tested in Germany in 2009.

VIVA cares about the conditions under which the products it sells are produced and traded. A number of FAIRTRADE products, including milk and fruit juice, are already available at VIVA shops in Austria, with those in other countries soon to follow suit.

The chain's sense of responsibility towards its customers is reflected in a ban on gambling machines and the sale of pornographic products.


OUTLOOK
"What's the best way to prevent stagnation?"
Marie Carlier, Product Manager


"Staying curious."
Kai Siefert, Market Research, G&P, OMV

Future Energies and Innovation

Research and Development

OMV invests in research and development (R&D) for the benefit of our customers, the environment, and our business. Extensive R&D cooperation and close collaboration with the OMV Future Energy Fund enable OMV to tap into a huge potential for technology and knowledge transfer. OMV works together with universities, non-university research institutes, and numerous industrial partners, and is an active member of diverse technology networks. In expanding its knowledge base, OMV places particular emphasis on leveraging synergies with existing expertise. R&D expenditure in the Group totaled EUR 15 million in 2007 and EUR 14 million in 2008.

Targeted R&D activities support the business segments in developing their core competencies and achieving high-quality standards for OMV products and services. In addition to the traditional issues in the areas of oil and gas production, processing, and products for our customers, renewable energy is a focus of research and innovation activities for all the business segments.

OMV Future Energy Fund

More on the OMV Future Energy Fund: www.omvfutureenergyfund.com

Challenges
As an energy group OMV must respond to the challenges of rising energy demand, finite fossil fuel reserves, and climate change. OMV is therefore committed to identifying opportunities in the renewable energy field which can be integrated into its core business activities.

Mission
The OMV Future Energy Fund was established in 2006 with startup capital of EUR 100 million. Its goal is to identify and provide funding for projects in the areas of renewable energy, reducing greenhouse gas (GHG) emissions, and improving energy efficiency. With the aid of this funding, OMV aims to generate a total investment volume of EUR 500 million in the three business segments. OMV will allocate the available funds as start-up funding for research and pilot projects to help them over the feasibility threshold.

The Future Energy Fund pools and supports renewable energy projects that are directly related to our core business. In addition, it is dedicated to exploring and developing future energy forms with high-growth potential in related areas. The Fund also supports a large number of projects for foreign holdings, such as Petrom, where a working group was set up on the model of the Future Energy Fund. It searches for suitable projects, possible partners and funding sources, and supports implementation of the projects selected.

OMV **future energy** fund

The OMV Future Energy Fund has an independent Advisory Board made up of four internationally renowned scientists and a representative from each of the three business segments. The Advisory Board confers with the OMV Executive Board before deciding on the individual projects. The Advisory Board's voting procedure is by simple majority, which promotes competition between the projects submitted and ensures that scientific standards are maintained.

Projects
Since the Future Energy Fund was established, its Advisory Board has approved 24 projects in Austria and Romania. The total investment volume for these projects is EUR 31.2 million, with the Fund providing EUR 10.5 million. OMV's three business segments are investing EUR 9.9 million, with the remaining EUR 10.8 million coming from external project partners. The Fund's current projects focus on:

- Geothermal energy
- Carbon capture and storage
- Solar energy
- Second-generation alternative fuels
- Biogas
- Energy efficiency.



Franz Kafka preparing an oil sample for a viscosimeter in a refinery lab

Exploration and Production

Fossil Energy
The trend in exploration is inevitably towards complex deposits that are difficult to develop. Examples include the complicated structures in the extremely deep Vienna Basin, fractured reservoirs in the limestone alpine (e.g. in the Vienna Basin) or crystalline basement (e.g. in Yemen) of sedimentary basins, exploration areas in deep water (e.g. in Egypt and Australia) or reservoirs with very low permeability. Targeted research projects in the fields of geology, petrophysics, and geophysics helped build the necessary experience. In reservoir management, a range of technology projects is also aimed at increasing yield not only in reservoirs that are already producing but also in the complex ones mentioned above. To achieve this, researchers explored the possibilities of injecting various gases or polymers into the reservoirs in the laboratory and with mathematical modeling (assisted history matching).

Future Energies
The following projects are currently supported by the OMV Future Energy Fund:

Geothermal Power: Boreholes enable geothermal energy to be used for heating purposes and for electricity generation. The greatest obstacles in using geothermal power are the high cost of drilling wells and the risk of striking layers where the water temperature is too low.

To exploit the potential of geothermal energy, old oil and gas wells in Austria and Romania that would otherwise be abandoned are kept in continued use. A project in the Exploration and Production (E&P) business segment is evaluating the potential for using geothermal energy in the northern and central Vienna Basin to generate heat and electricity. The aim is to design specific projects. Work includes an update on the known geothermal reserves, the existing hydrocarbon wells and their suitability for future geothermal use, and additional opportunities for hydrothermal projects. At least two concrete project options to be decided on and developed are currently in preparation.

In 2008, OMV, with the support of the Future Energy Fund, launched a pilot project to convert geothermal energy into power for community use. It involves installing a heat exchanger in an old well for converting geothermal energy. The energy obtained is supplied to customers in Lower Austria for heating in winter and air conditioning in summer. The project is aimed at optimizing the energy yield from depleted wells.

Carbon Capture and Storage:
Another research focus is the capture and storage of CO_2 during the production of oil and gas. With the support of the Future Energy Fund, E&P is developing a process for separating off the carbon dioxide released during oil and gas production, and injecting it into the reservoir.

Gas and Power

Fossil Energy
In line with OMV's strategic goal of diversifying its fuel portfolio, as well as the search for opportunities to achieve a further reduction in emissions, a few years ago compressed natural gas (CNG) was introduced as an OMV fuel. Developing the network of natural gas filling stations will create the infrastructure required for distribution.

Future Energies
The following projects are currently supported by the OMV Future Energy Fund:

Biogas:
By adding biogas (biomethane), which has high potential for reducing GHG emissions, natural gas becomes an even more attractive product in environmental terms.

A zero-emission power plant


CO_2 Captured
Oil to Market
Extraction Well
Injected
Liquefied CO_2
Injected Water
1500 m
4,800 ft
CO_2
Mixes with
Oil and Water

A pilot project in the Gas and Power (G&P) business segment aims to demonstrate the economic feasibility of the production of biogas and its refinement to natural gas quality for feeding into the natural gas network. A broad-based consortium for covering the entire process chain should help this innovative technology gain acceptance. The biogas that is added mixes with the natural gas and is supplied to the customer on a cost basis, i.e. virtually.

The purpose of another biogas project is to evaluate the biogas potential in Romania. A study will examine questions concerning types of raw material and the possibilities for providing biogas in Romania. Assuming conditions are suitable, a business model for biogas in Romania can then be developed based on the findings.

Zero-Emission Power Plant:
In a zero-emission power plant (ZEP), the CO_2 produced during electricity generation is transported to a suitable reservoir and injected into strata located deep below the earth's surface. As a result, electricity can be generated almost without any CO_2 emissions (CO_2 reduced by 80-90%).

G&P submitted a project to the OMV for the Future Energy Fund which would explore possible technologies for capturing, transporting, and storing CO_2. It also examines the economic and legal aspects of a potential pilot power plant project, including the location.

Refining and Marketing

Fossil Energy
Fuels: Market-oriented development work focuses on adding biofuels to gasoline and diesel. Ethanol is already being added to gasoline and biodiesel to diesel in quantities of up to 5% v/v in many countries. Austria and Germany have been blending diesel with 7% v/v since the beginning of 2009, thereby achieving the highest substitution rates in Europe. The main work done in this area was determining and evaluating all issues relevant to quality in the European and national product standards regarding the addition of biofuels, ranging from production to the consumer.

Other work in the field centered on the standardization and market preparation of E85, the ethanol blend for flexible-fuel vehicles. Various research projects carried out with universities and partners in industry made an important contribution to product launches.

Other research projects dealt with evaluating further possible biocomponents for blending with gasoline and diesel fuels, and the fuel requirements for future engine and vehicle technologies. The range here includes high-quality biogenic components with combustion properties superior to conventional fuels, and hydrogen.

Future Energies
The following projects are currently supported by the OMV Future Energy Fund:

Second-generation Bioethanol: A project in the Refining and Marketing (R&M) business segment is aimed at developing a biotechnological process for producing ethanol from lignocellulose (e.g. straw or wood). Expectations are that between 15% and 30% of the raw material can be converted into ethanol. Suitable ways of recycling the residue are under development, such as producing biogas, animal feed, or plant nutrients. This project is being coordinated by Petrom and implemented in cooperation with universities in Romania.

Hydrogen Filling Station and Research Facility in Graz: This R&M project is intended to pave the way for the medium-term market launch of the alternative fuel green hydrogen. Its aim is distributed hydrogen generation at filling stations on the basis of green electricity. A great advantage is that electricity can be transported much more efficiently than hydrogen.

A prototype for the green hydrogen filling station of the future was built on the premises of HyCentA (Hydrogen Center Austria) in Graz, Austria, to enable testing of cogeneration (electrolysis with green electricity) and the use of green hydrogen, oxygen, and heat in practice.

The hydrogen filling station in Graz


HyCentA
OMV


INDICATORS AND ASSURANCES
"What do you consider is the key to good reporting?"
Michael Buhl, Management Board, Vienna Stock Exchange



"Transparency."

Angelika Altendorfer-Zwerenz,
Investor Relations, OMV

Performance Indicators

Indicators for the E&P, Refining, and Gas operating business segments:

www.omv.com

Environment

	Environmental figures[1]		2008	2007	2006	2005	2004
EN3	Energy consumption	PJ	165.4	159.5	154.5	83.6	81.5
EN8	Water consumption	mn m^3	77	76	89	102	184
	Thereof groundwater	mn m^3	26.9	25.3	27.5	20.5	19.5
	Emissions						
EN16	GHG (direct, Scope 1)	mn t CO_2 equivalent	12.0	12.1	14.1	7.2	7.8
EN16	GHG (indirect, Scope 3)[2]	mn t CO_2 equivalent/toe	105	102	n.r.	n.r.	n.r.
EN16	CO_2	mn t	11.1	10.8	11.6	6.2	6.7
EN16	CH_4[3]	t	27,136	39,880	95,285	37,426	44,052
EN16	N_2O	t	1,036	1,440	1,384	442	907
EN20	SO_2[3]	t	9,039	10,290	13,247	5,861	6,484
EN20	NO_x[3]	t	14,890	13,759	13,439	7,264	7,819
	NM-VOC[3]	t	10,553	9,707	6,028	1,649	2,519
	Particulate emissions	t	2,492	2,944	2,369	183	293
EN21	**Waste water discharges**						
	Chemical Oxygen Demand	t	1,890	2,741	2,939	240	630
	Hydrocarbons	t	84.0	62.2	72.8	3.3	2.4
	Total nitrogen	t	372	437	349	441	1,546
EN22	**Waste**[4]						
	Non-hazardous production waste	t	216,681	75,261	57,456	42,537	39,244
	Hazardous production waste	t	22,714	21,004	19,835	8,174	9,058
	Waste oil	t	439	322	262	296	495
	Total production waste	t	239,834	96,587	77,552	51,007	48,857
EN23	Spills	number	1,701	884	2,782	1,353	43

n.r. = not reported
[1] Environmental figures including Petrom as of 2006. Kazakhstan and Petrom Marketing not included, since HSE reporting systems are still under development.
[2] Scope 2: Indirect GHG emissions from purchased energy, such as electricity and heat, account for about 5% of total energy consumption and are therefore not assessed regularly.
[3] Increases due to adapted estimation and calculation methodologies in refineries (NM-VOC, 2007) and E&P (2008).
[4] Production waste of Petrom E&P included as of 2008.

Safety

LA7	Safety figures[1]		2008	2007	2006	2005	2004
	Own employees						
	Fatalities	number	7	3	6	3	0
	Lost workday injuries	number	61	40	73	72	38
	Fatality rate (FAR)	per 100 mn working hours	9.39	4.54	7.45	3.49	0.00
	Lost-time injury rate (LTIR)	per million working hours	0.91	0.65	0.98	0.87	3.76
	Lost-time injury severity (LTIS)	per million working hours	57.7	21.3	22.7	10.8	106
	Total recordable injury rate (TRIR)	per million working hours	2.17	n.r.	n.r.	n.r.	n.r.
	Commuting accidents	number	25	n.r.	n.r.	n.r.	n.r.
	Contractors[2]						
	Fatalities	number	9	8	8	8	2
	Lost workday injuries	number	77	100	68	124	41
	Fatality rate (FAR)	per 100 mn working hours	9.64	9.22	14.31	15.42	12.07
	Lost-time injury rate (LTIR)	per million working hours	0.92	1.24	1.36	2.54	2.59
	Lost-time injury severity (LTIS)	per million working hours	31.9	35.2	41.1	18.0	46.8
	Total recordable injury rate (TRIR)	per million working hours	1.73	n.r.	n.r.	n.r.	n.r.
	Commuting accidents	number	12	n.r.	n.r.	n.r.	n.r.

n.r. = not reported
[1] Safety figures including Petrom as of 2005.
[2] As of 2007, partners and employees of filling stations are included in the scope of safety statistics. Between 2006 and 2008, demergers and integration of contractor companies led to shifting of incident numbers between employees and contractors.

LA 1 Total workforce by employment type and region

Workforce structure 2008 (as of November 30, 2008)

Employees	Europe without Austria[1]	Middle East/ Africa	Rest of the World	Austria	Total[1]
Total	35,055	883	492	3,790	**40,220**
Status					
White-collar workers	11,983	589	306	2,819	**15,697**
Blue-collar workers	23,072	294	186	971	**24,523**
Total	35,055	883	492	3,790	**40,220**
Employment type					
Full time	34,992	881	473	3,646	**39,992**
Part time	63	2	19	144	**228**
Total	35,055	883	492	3,790	**40,220**

Workforce structure 2007

Employees	Europe without Austria[1]	Middle East/ Africa	Rest of the World	Austria	Total[1]
Total	27,835	833	432	3,691	**32,791**
Status					
White-collar workers	10,062	546	279	2,673	**13,560**
Blue-collar workers	17,773	287	153	1,018	**19,231**
Total	27,835	833	432	3,691	**32,791**
Employment type					
Full time	27,796	833	413	3,563	**32,605**
Part time	39	0	19	128	**186**
Total	27,835	833	432	3,691	**32,791**

[1] Only including Petrom S.A. (foreign company branches where Petrom is a shareholder: data n.a.).

LA 2 Net employment creation and average turnover segmented by region

2008

	Europe without Austria[3]	Middle East/ Africa	Rest of the World	Austria	Total
New recruitments[1]	10,314	159	107	616	**11,196**
Thereof new jobs created	365	40	66	183	**654**
Contract terminations[2]	3,128	90	43	341	**3,602**
Total sum of employees	**35,055**	**883**	**492**	**3,790**	**40,220**

[1] Includes 9,774 employees taken over from Petrom Service.

[2] Included are Social Plan termination and retirements.

[3] Petrom S.A.: out of 3,013 terminations 2,130 employees benefited from the Social Plan.

2007

	Europe without Austria[2]	Middle East/ Africa	Rest of the World	Austria	Total
New recruitments	597	131	134	447	**1,309**
Thereof new jobs created	365	51	92	205	**713**
Contract terminations [1]	7,005	60	105	277	**7,447**
Total sum of employees	**27,835**	**833**	**432**	**3,691**	**32,791**

[1] Included are social plan termination and retirements.

[2] Petrom S.A.: out of 6,886 terminations 5,876 employees benefited from the Social Plan.

Breakdown of workforce by region into different categories (including temporary agency workers). Some companies are not included (e.g. OMV Exploration and Production Ltd, Petrom Exploration and Production Ltd). For this reason the figures are not exactly comparable with the figures in the Annual Report 2007 and the Annual Report 2008.

LA 10 Average hours of training divided into categories

	Trainings and Education 2008				Trainings and Education 2007			
	Europe excl. Austria[1]	Middle East/ Africa	Rest of the World	Total	Europe excl. Austria[1]	Middle East/ Africa	Rest of the World	Total
Senior management								
Number of employees	101	91	6	**198**	84	61	4	**149**
Money spent on training per category	724,616	61,785	9,976	**796,377**	708,721	90,115	4,420	**803,256**
Hours per category	3,970	1,741	280	**5,991**	3,506	1,032	102	**4,640**
Middle management								
Number of employees	934	118	32	**1,084**	724	218	16	**958**
Money spent on training per category	1,597,638	150,553	80,050	**1,828,241**	1,819,736	192,152	25,253	**2,037,141**
Hours per category	108,908	2,502	1,175	**112,584**	94,417	3,440	792	**98,649**
Professional								
Number of employees	6,264	214	167	**6,645**	5,992	216	36	**6,244**
Money spent on training per category	2,596,303	300,430	184,640	**3,081,373**	2,337,752	186,244	83,445	**2,607,441**
Hours per category	221,638	7,281	21,258	**250,177**	292,385	4,464	1,202	**298,051**
Technical assistance								
Number of employees	664	222	70	**956**	2,865	399	61	**3,325**
Money spent on training per category	245,323	242,101	120,722	**608,146**	196,102	225,686	128,154	**549,942**
Hours per category	9,162	5,906	3,372	**18,440**	41,428	6,090	2,034	**49,552**
Administrative								
Number of employees	448	301	66	**815**	905	225	41	**1,171**
Money spent on training per category	193,570	39,974	63,019	**296,563**	156,612	34,594	43,402	**234,608**
Hours per category	17,833	6,247	1,383	**25,463**	24,248	3,696	1,118	**29,062**
Facility management/Maintenance								
Number of employees	294	21	13	**328**	10,167	31	7	**10,205**
Money spent on training per category	71,577	147	22,500	**94,224**	139,427	1,727	18,151	**159,305**
Hours per category	4,060	165	786	**5,011**	145,235	568	354	**146,157**
Sub-Total excluding Austria								
Number of employees				**10,026**				**22,052**
Money spent on training				**6,707,794**				**6,404,205**
Total hours of training				**417,665**				**626,111**
Austria[1]								
Number of employees				**2,598**				**2,836**
Money spent on training				**5,195,596**				**4,944,270**
Hours of training				**114,438**				**148,123**
Grand Total								
Number of employees				**12,624**				**24,888**
Money spent on training per category				**11,903,390**				**11,348,475**
Hours per category				**532,103**				**774,234**

[1] Data for Austria not available by category

Profile Disclosures

G3 Code	Description	Status	UNGC	Links
1. Strategy and Analysis				
1.1	Statement from the most senior decision-maker of the organization	●	✔	SR pp. 2-3 AR pp. 9-11
1.2	Description of key impacts, risks, and opportunities	●	✔	AR pp. 60-63; SR p. 32; /risks.html
2. Organizational Profile				
2.1	Name of the organization	●		SR back cover; AR p. 33
2.2	Primary brands, products, and/or services	●	✔	SR p. 11; AR p. 20; /regional.html
2.3	Operational structure of the organization	●	✔	SR p. 10; AR pp. 131-34
2.4	Location of organization's headquarters	●	✔	AR p. 17
2.5	Number of countries where the organization operates	●	✔	AR pp. 40, 44, 48, 138
2.6	Nature of ownership and legal form	●	✔	AR p. 32
2.7	Markets served	●	✔	AR pp. 16-17
2.8	Scale of the reporting organization	●	✔	AR pp. 52, 58, 131-37
2.9	Significant changes during the reporting period regarding size, structure, or ownership	●	✔	AR pp. 52-53
2.10	Awards received in the reporting period	●	✔	/awards.html
3. Report Parameters				
3.1	Reporting period for information provided	●		SR front flap
3.2	Date of most recent previous report	●	✔	SR front flap
3.3	Reporting cycle	●	✔	SR front flap
3.4	Contact point for questions regarding the report or its contents	●	✔	SR Impressum, back flap
3.5	Process for defining report content	●	✔	SR front flap; /about.html
3.6	Boundary of the report	●	✔	SR front flap; /about.html
3.7	Limitations on the scope or boundary of the report	●	✔	SR front flap; /about.html
3.8	Basis for reporting on joint ventures, subsidiaries, etc.	●		SR front flap; /about.html
3.9	Data measurement techniques and the bases of calculations	●	✔	SR front flap
3.10	Re-statements of information	●	✔	SR front flap
3.11	Significant changes from previous reporting periods	●	✔	SR front flap
3.12	GRI Content Index	●	✔	SR pp. 77-79
3.13	External assurance	●	✔	SR pp. 81, 82-84
4. Governance, Commitments, and Engagement				
4.1	Corporate governance/Management structure of the organization	●	✔	AR pp. 24-29
4.2	Independency of the highest governance body	●	✔	AR pp. 24-29
4.3	Structure of the governance body in organizations that have a unitary board structure	n.a.	✔	
4.4	Mechanisms for shareholders and employees to provide recommendations	●	✔	SR pp. 46-47, 60; AR p. 29
4.5	Linkage between compensation for members of the highest governance body and the organization's performance	●	✔	AR pp. 25, 28, 124, 130
4.6	Mechanisms to avoid conflicts of interest	●	✔	SR pp. 46-47, 61; AR pp. 26-27
4.7	Expertise of the members of the highest governance body for guiding the organization's strategy on economic, environmental, and social topics	●	✔	AR pp. 26-27
4.8	Mission statements, codes of conduct, sustainability principles	●	✔	SR pp. 12-15
4.9	Procedures for overseeing the organization's sustainability management	●	✔	SR p. 10 /sustainability.html
4.10	Evaluation of the highest governance body's own performance, particularly with respect to sustainability	n.a.	✔	
4.11	Precautionary approach addressed by the organization	●	✔	SR p. 68 AR pp. 30, 60, 113-14
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives	●	✔	SR p. 14 /memberships.html

Commentary

4.3 The organization has a Supervisory Board.

4.10 Responsibility for evaluating the performance of the highest governance body does not lie with the reporting organization, according to the Austrian Stock Corporation Act.

www. omv. com

Links to indicators on the OMV website begin: http://www.omv.com/sustainability2007-08_en/
The rest of each specific address appears in the table in green

Legend:

- EC1 Key Performance Indicators
- EC5 Additional Indicators
- ● Fully reported
- ● Partly reported
- ❍ Not reported
- n.a. Not applicable
- ✔ Complies with UN Global Compact
- SR Sustainability Report 2007/08
- AR Annual Report 2008

Commentary

DMA SO At OMV this is not a clearly demarcated responsibility (department or staff function). Management of these aspects falls under the responsibility of various departments.

DMA PR At OMV this is not a clearly demarcated responsibility (department or staff function). Management of these aspects falls under the responsibility of various departments.

EN1 The data refer to the amounts of oil and gas produced and sold since these products make up the company's key material flows.

EN2 0 percent

G3 Code	Description	Status	UNGC	Links
4.13	Memberships in associations and advocacy organizations	○	✔	/memberships.html
4.14	List of stakeholder groups engaged by the organization	○	✔	SR pp. 16-17; /dialogue.html
4.15	Basis for identification and selection of stakeholders with whom to engage	○	✔	SR pp. 16-17 /about.html, /dialogue.html
4.16	Approaches to stakeholder engagement	○	✔	SR pp. 16-17; /dialogue.html
4.17	Key topics and concerns of stakeholders	○	✔	SR pp. 16-17, 20-25 /dialogue.html, /pspotlight.html
Disclosure on Management Approach				
DMA EC	Disclosure on Management Approach – Economic	○	✔	/economy_approach.html
DMA EN	Disclosures on Management Approach – Environmental	○	✔	SR p. 28
DMA LA	Disclosure on Management Approach – Labor Practices and Decent Work	○	✔	SR p. 44
DMA HR	Disclosure on Management Approach – Human Rights	○	✔	SR p. 56
DMA SO	Disclosure on Management Approach – Society	○	✔	SR pp. 56, 61, 62-64
DMA PR	Disclosure on Management Approach – Product Responsibility	●	✔	SR pp. 48, 50, 52, 61; /crisis.html
Performance Indicators				
Economic				
EC1	Direct economic value generated and distributed	○		AR pp. 52-54, 57-58 /indicators_economy.html
EC2	Financial implications and other risks and opportunities due to climate change	○	✔	SR pp. 32-34
EC3	Coverage of the organization's defined benefit plan obligations	○		AR pp. 58, 81-82, 86, 101
EC4	Significant financial assistance received from the government	○		/indicators_economy.html
EC6	Policy and practices of spending on locally-based suppliers	○		/regional.html /indicators_economy.html
EC7	Procedures for local hiring	○	✔	SR p. 45; /regional.html
EC8	Services provided primarily for public benefit	○		SR pp. 58-59, 62-65
Environmental				
EN1	Materials used by weight or volume	○	✔	AR pp. 41, 43, 46
EN2	Percentage of materials used that are recycled input materials	○	✔	
EN3	Direct energy consumption by primary energy source	○	✔	SR pp. 29, 74; /energy.html
EN4	Indirect energy consumption by primary source	○	✔	SR p. 29; /energy.html
EN5	Energy saved due to conservation and efficiency improvements	●	✔	SR p. 29 /energy.html, /saving.html
EN6	Initiatives to provide energy-efficient and renewable energy-based products and services	○	✔	SR pp. 29, 68-71 /energy.html
EN8	Total water withdrawal by source	○	✔	SR pp. 35, 74 /indicators_environment.html
EN10	Percentage and total volume of water recycled and reused	○	✔	SR p. 35
EN11	Location and size of land owned, leased or managed in protected areas	○	✔	SR pp. 37-38 /biodiversity.html
EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas	○	✔	SR pp. 37-38 /biodiversity.html
EN14	Strategies and current actions for managing impacts on biodiversity	●	✔	SR pp. 37-38 /biodiversity.html
EN16	Total direct and indirect greenhouse gas emissions by weight	○	✔	SR pp. 30-31, 74 /indicators_environment.html
EN17	Other relevant indirect greenhouse gas emissions by weight	○	✔	SR p. 31 /indicators_environment.html
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	○	✔	SR pp. 30-31, 34
EN19	Emissions of ozone-depleting substances by weight	○	✔	SR p. 37
EN20	NOx, SOx, and other significant air emissions by type and weight	○	✔	SR pp. 37, 74 /indicators_environment.html
EN21	Total water discharge by quality and destination	○	✔	SR pp. 35, 74 /indicators_environment.html

www. omv. com

Links to indicators on the OMV website begin: http://www.omv.com/sustainability 2007-08_en/ The rest of each specific address appears in the table in green

G3 Code	Description	Status	UNGC	Links
EN22	Total weight of waste by type and disposal method	●	✔	SR p. 35, 74 /indicators_environment.html
EN23	Total number and volume of significant spills	●	✔	SR pp. 36-37; /spills.html
EN24	Weight of waste deemed hazardous	●	✔	SR p. 35; /waste.html
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	●	✔	SR pp. 39, 68-71 /fuels.html
EN27	Packaging materials that are reclaimed	n.a.	✔	
EN28	Fines for non-compliance with environmental regulations	●	✔	SR p. 40; /compliance.html
EN29	Significant environmental impacts of transport	⬤	✔	SR p. 38
EN30	Total environmental protection expenditures and investments by type	●	✔	SR p. 40
Labor Practices				
LA1	Total workforce by employment type, employment contract, and region	●		SR p. 75 /indicators_employees.html
LA2	Rate of employee turnover	●	✔	SR p. 75
LA4	Percentage of employees covered by collective bargaining agreements	●	✔	SR p. 46; AR p. 101
LA5	Minimum notice period(s) regarding significant operational changes	●	✔	SR pp. 59, 65
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and work-related fatalities	●	✔	SR pp. 51, 74 /indicators_safety.html
LA8	Risk-control programs in place to assist workforce members regarding serious diseases	●	✔	SR pp. 49, 53
LA10	Average hours of training per year per employee by employee category	●		SR pp. 44-46, 76
LA11	Programs for skills management and lifelong learning	●		SR pp. 44-46; /careers.html
LA13	Composition of governance bodies and breakdown of employees in terms of diversity	⬤	✔	AR p. 26 /indicators_employees.html
LA14	Ratio of basic salary of men to women by employee category	○	✔	
HR1	Investment agreements that include human rights clauses	●	✔	SR pp. 25, 56
HR2	Suppliers and contractors that have undergone screening on human rights	●	✔	SR pp. 56-57 /procurement.html
HR3	Employee training on policies and procedures concerning aspects of human rights	●	✔	SR pp. 57-58
HR4	Total number of incidents of discrimination and actions taken	●	✔	SR pp. 45, 46, 60
HR5	Right to exercise freedom of association and collective bargaining	●	✔	SR p. 47 /social_security.html
HR6	Operations identified as having significant risk for incidents of child labor	●	✔	SR pp. 56, 84 /procurement.html
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor	●	✔	SR pp. 56, 84 /procurement.html
HR8	Security personnel trained concerning aspects of human rights	●	✔	SR pp. 56, 58, 84
SO1	Effectiveness of practices that manage the impacts of operations on communities	●		SR pp. 58-59, 62-64 /procurement.html /social_sponsoring.html
SO2	Business units analyzed for risks related to corruption	●	✔	SR p. 61; /eiti.html
SO3	Employees trained in organization's anti-corruption procedures	●	✔	SR p. 61
SO4	Actions taken in response to incidents of corruption	●	✔	SR p. 61
SO5	Public policy positions and participation in public policy development and lobbying	●	✔	SR p. 64
SO8	Fines and sanctions for non-compliance with regulations	●		SR p. 40; /regional.html
PR1	Life cycle stages in which health and safety impacts of products and services are assessed	●	✔	SR pp. 52, 54
PR3	Type of product and service information required by procedures	●	✔	SR p. 52
PR6	Programs for adherence to laws related to advertising	●		/crisis.html
PR9	Fines for non-compliance with regulations concerning the provision and use of products and services	●		AR p. 76

Commentary

EN27 The company's main products, oil, gas, and electricity, are delivered without packaging materials.

LA13 Distribution by gender and age is fully reported for the Executive Board and the Supervisory Board, and for OMV employees in Austria and at Petrom. For technical reasons more detailed information cannot be supplied at this time. OMV will seek to provide medium-term reporting on gender and age distribution in all countries where it has operations. In accordance with the law, no data have been or will be collected on minority groups.

LA14 This information cannot be reported for reasons of confidentiality.

Legend:

- EC1 Key Performance Indicators
- EC5 Additional Indicators
- ● Fully reported
- ⬤ Partly reported
- ○ Not reported
- n.a. Not applicable
- ✔ Complies with UN Global Compact
- SR Sustainability Report 2007/08
- AR Annual Report 2008

Application Level Check

GRI Sustainability Reporting Guidelines

The Global Reporting Initiative (GRI) develops globally applicable quality criteria for sustainability reporting in consultation with a wide range of stakeholders drawn from business, employer and employee representation, civil society, academic institutions, and other areas. The GRI Sustainability Reporting Guidelines are designed to serve as a universally valid framework which an organization can use to report on its economic, environmental, and social performance. The voluntary adoption of the criteria set out in the Guidelines increases transparency, credibility, and comparability in sustainability reporting.

3rd Generation
The latest revised version of the GRI Sustainability Reporting Guidelines was published in October 2006 in Amsterdam. This third-generation version (G3) was developed in a process involving thousands of stakeholders, and follows the first revised version (G2) of the original Guidelines which appeared in 1999 (G1).

Application Levels
Organizations that use GRI G3 for their reporting are obliged to declare the extent to which the GRI Guidelines have been utilized. The requirements for reporting on each of the three Application Levels, A, B, and C, are shown in the table below. A+ indicates that the maximum criteria for completeness were met.

	Report Application Level	C	C+	B	B+	A	A+
Standard Disclosures	G3 Profile Disclosures (OUTPUT)	Report on: 1.1 2.1 – 2.10 3.1 – 3.8, 3.10 – 3.12 3.1 – 3.8, 3.10 – 3.12	Report Externally Assured	Report on all criteria listed for Level C plus: 1.2 3.9, 3.13 4.5 – 4.13, 4.16 – 4.17	Report Externally Assured	Same as required for Level B	Report Externally Assured
	G3 Management Approach Disclosures (OUTPUT)	Not Required		Management Approach Disclosures for each Indicator Category		Management Approach Disclosures for each Indicator Category	
	G3 Performance Indicators & Sector Supplement Performance Indicators (OUTPUT)	Report on a minimum of 10 Performance Indicators, including at least one from each of: Economic, Social and Environmental.		Report on a minimum of 20 Performance Indicators, at least one from each of: Economic, Environmental, Human Rights, Labor, Society, Product Responsibility.		Report on each core G3 and Sector Supplement* Indicator with due regard to the Materiality Principle by either: a) reporting on the Indicator or b) explaining the reason for its omission.	

* Sector Supplement in final version

GRI REPORT GRI CHECKED

GRI Confirmation of Application Level A+

The present report, the OMV Sustainability Report 2007/08, meets the requirements of the A+ Application Level of the GRI G3 Sustainability Reporting Guidelines. Compliance with the reporting criteria for this level has been thoroughly checked by the Global Reporting Initiative and is herewith officially confirmed.

Third-Party Statement

Independent Verification
As director of the Austrian Institute for Sustainable Development, I was commissioned by OMV to prepare a third-party statement concerning the OMV Sustainability Report 2007/08. This statement is based on my verification of the content of the report according to the international Global Reporting Initiative (GRI) guidelines, as well as on the in-depth senior management interview which I conducted with Dr. Hilmar Kroat-Reder and Mag. Simone Alaya. The verification covers the full version of the report on the OMV website and comprises two areas: all content that is relevant to CSR, with the exception of the separately certified HSE content, and the interrelation between the CSR and the HSE content.

The present report is the first to be prepared by OMV since the company reorganized its reporting approach. It was a highly commendable decision to combine the previously separate CSR and HSE Reports into one report, which in the future will be presented to an interested public concurrently with the Annual Report. This step underscores the intention of the company to take into account all three pillars of sustainability, from the corporate strategy to the actions of each individual employee.

As the first in the new format, this report still has a certain amount of optimization potential in terms of completeness and balance. Through the presentation of information from three sources – the print version, the full online version, and the Annual Report – OMV offers a detailed and complete picture of its sustainability performance. Even so, in the future completeness should be found in one single source. This would require including the economic pillar of sustainability in the Sustainability Report where, for the sake of balance, it would be given an equal amount of attention as the social and environmental pillars.

The content of the report focuses on the operative implementation of sustainability. That is positive because the report demonstrates that sustainability plays an important role at the implementation level. Yet not enough attention is paid to those aspects of sustainability which make up the strategic superstructure for the operative implementation. Moreover, the three key information areas of the social and environmental sustainability pillars of OMV, namely HR, HSE, and CSR, remain insufficiently linked. In future reporting it would be preferable to see stronger linkage between them, with the reported information categorized more in terms of the three pillars of sustainability than of organizational responsibilities.

The parts of the report which I verified (i.e. not including the separately certified HSE content and the economic content covered in the Annual Report) make clear, and it was confirmed by the senior management interview, that the operative implementation of sustainability at OMV is producing exemplary achievements. This applies above all to the CSR area. Here there is an impressive demonstration of what an international corporation can achieve in concrete terms when it comes to the protection and promotion of human rights. However, a similarly pioneering approach towards integrating the supply chain into these efforts receives too little attention in the report.

The OMV Sustainability Report, with all its constituent parts, meets the criteria of the A+ Application Level of the international GRI, which means that the reporting covers all the GRI indicators. This focus on the indicators is also reflected in the language used in the report. What is often missing is the "warmth" with which a company lives its sustainability values, and which can also come through in a report.

Reports are an important element in the sustainable development of a company. But the internal sustainability process is what holds the key to making progress towards sustainable performance. Even greater stakeholder engagement and committed innovation management could further advance this process. I look forward to seeing OMV continue to "Move & More" on its path to sustainability.

Univ.-Doz. Mag. Dr. Dietmar Kanatschnig,
Director of the Austrian Institute for Sustainable Development

Ernst & Young Independent Assurance Report

Independent Review of the HSE information included in the Sustainability Report 2007/08

Engagement
We have performed a limited review of the HSE (Health, Safety, and Environment) information included in OMV's Sustainability Report 2007/08 (hereafter **"Report"**). Our review covered the Chapter "About This Report" on the inner flying pages, HSE related information in the Chapters "Corporate Structure" and "Strategy and Objectives" on pages 10 and 12-13, respectively, "Environment" on pages 26-41, "Health" on pages 48-49, "Safety" on pages 50-54, "Performance Indicators" on page 74 and HSE related parts in the "Sustainability Program" on pages 84-85. In the web content (hereafter as above **"Report"**) our review covers all pages with the statement "View Ernst & Young's assurance statement"; in case that the reviewed pages contain *links* to other pages, we point out that we did not review the other pages' content.

We performed the review in order to obtain limited assurance that the HSE information as stated above provides, in all material respects, a reliable and sufficient representation of the policy, business operations, events and performance with respect to HSE during the reporting years 2007 and 2008.

Our procedures have been designed to obtain a *limited level of assurance* on which to base our conclusions. The extent of evidence gathering procedures performed is less than for that of a *reasonable assurance engagement* (such as a financial audit) and therefore a lower level of assurance is provided.

"General Conditions of Contract for the Public Acconting Professions" see: http://www.kwt.or.at/de/desktop default.aspx/tabid-85/

The "General Conditions of Contract for the Public Accounting Professions" in the version of February 26th 2008 (AAB 2008), issued by the Chamber of Public Accountants and Tax Advisors are binding for this engagement. Our liability is limited with regards to section 8, according to which an accountant is only liable for violating intentionally or by gross negligence the contractual duties and obligations entered into. In cases of gross negligence the maximum liability towards OMV and any third party together is EUR 726,730 in the aggregate.

Limitations to our Review
- Our assurance engagement is limited to the HSE information included in the Report as mentioned in the Engagement Section. We did not perform any assurance procedures on other information presented in the Report;
- We have not tested comparative data, derived from the Sustainability Report from 2005-2006;
- The scope of our review procedures at site level was limited to a sample of 3 site visits of OMV Group of a total of 22 reporting sites.

Criteria
The HSE information included in the Report was prepared under the responsibility of OMV's HSE Department, based on the criteria applicable in the years 2007 and 2008 (**"The Criteria"**), consisting of:
- External guidelines elaborated by the Global Reporting Initiative (GRI) and available on the GRI website[1];
- *OMV's Corporate HSE Regulations* (directives, standards and procedures) related to HSE reporting, of which a summary is provided in the Chapter "About This Report" on the inner flying pages.

We assessed the HSE information in the Report against these criteria. We believe that these criteria are suitable for our assurance engagement.

Management responsibilities
OMV's management is responsible for the preparation of the Report and the information therein in accordance with the criteria mentioned above. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation of the Report that is free of material misstatements, selecting and applying appropriate reporting policies and using measurement methods and estimates that are reasonable in the circumstances. The choices made by management, the scope of this report and the reporting policy, including any inherent limitations that could affect the reliability of information, are set out particularly in the Chapter "About This Report" on the inner flying pages of the Report and on page 74.

What we did to form our conclusion
It is our responsibility to express a conclusion on the HSE information included in the Report on the basis of the limited review.

Our assurance engagement has been planned and performed in accordance with the International Federation of Accountants' ISAE3000[2] and the Code of Ethics for Professional Accountants, issued by the International Federation of Accountants (IFAC), which includes requirements in relation to our independence.

We have performed all the procedures deemed necessary to obtain the evidence that is sufficient and appropriate to provide a basis for our conclusions. Our main procedures were:

At headquarters level
- Assessing the suitability of the Reporting Criteria for the purpose of this engagement;
- Obtaining insight into the industry, the characteristics of the organisation, and relevant HSE issues;

[1] http://www.globalreporting.org/ReportingFramework/G3Online/
[2] International Federation of Accountants' International Standard for Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE3000).

- Reviewing the HSE management including reporting systems and processes underlying the preparation of the information in the Report;
- Reviewing the application of the Reporting Criteria on HSE information on a sample basis;
- Reviewing the reporting principles and significant estimates and calculations used in the preparation of the Report;
- Assessing the reliability of the consolidation process for the key performance indicators and the plausibility of the HSE information in the Report by:
  - Identifying inherent risks that might affect the reliability of the information and investigating the extent to which such risks are covered by internal controls;
  - Testing, on a sample basis and insofar as relevant for our engagement, the design and existence of the internal controls aimed at the reliability of the consolidation process;
  - Performing analytical procedures at Group level;
  - Conducting interviews with responsible company officials in order to verify the existence of the HSE policies and measures described in the Report.
- Evaluating the overall view of HSE information provided in the Report.

At site level

We have selected a sample of three sites on the basis of their activity, their contribution to the Group's consolidated data, their location, and the results of the review performed during prior years. During our site visits in: Burghausen (refinery, Germany), Arpechim (refinery, Romania) and E&P Petrom (Headquarters and two *Field Clusters* in Romania, namely Moinesti and Zemes) we were,

- Assessing whether the HSE management including HSE reporting systems and process is effective by performing procedures on the existence of the relevant parts of HSE management;
- Conducting interviews with the people responsible for HSE reporting at site level;
- Verifying the understanding and application of the Reporting Criteria on HSE reporting systems and processes;
- Performing analytical procedures at site levels;
- Performing a limited number of sample tests to verify the substantiation of the HSE information contained in the Report.

Our Conclusions

Based on our procedures performed to obtain a limited assurance, nothing came to our attention that causes us not to believe that the HSE information in the Report provides, in all material respects, a reliable and sufficient representation of the policy, business operations, events and performance with respect to HSE during the reporting years 2007 and 2008, in accordance with the Global Reporting Initiative Guidelines and OMV's *Corporate Regulations* of which a summary is provided in the Chapter "About This Report" on the inner flying pages.

Emphasis of matter

Without qualifying our conclusion, we would draw your attention to the footnotes in the performance indicators section of the Report on page 74, which explain that certain HSE data are subject to inherent limitations due to the way these data are measured and obtained. The company intends to work towards appropriate improvements.

Commentary

Our observations and recommendations for improvement will be raised in a report to OMV's management. Selected observations are provided below. These observations do not affect our conclusions as set out above.

- *OMV's Corporate HSE Regulations* (directives, standards and procedures) as well as terms and definitions of HSE-KPIs are in place. Further specific guidance at business segment level for collecting, calculating and keeping records for defined environmental data at site level is under development and will lead to more harmonized and standardized reporting of the environmental indicators.
- *Internal HSE Management System Audits* and other *audits* are partly in place. Nevertheless we recognized that up to now only a limited number of specific audits of reported HSE data were performed. Strengthening the audit function would contribute to the improvement of the reporting of HSE data.

Vienna, March 27th, 2009

ERNST & YOUNG
Wirtschaftsprüfungsgesellschaft m.b.H

Brigitte Frey Georg Rogl

Ernst & Young
Quality In Everything We Do

What We Did

Environment

Strengthening of the HSE management system and monitoring the path towards 1st quartile environmental performance in defined industry KPIs
- Implementation of the Environmental Management Directive
- Further integration of carbon management and other HSE issues into core business processes such as investment control and risk management
- Evaluation of environmental KPIs against defined peer groups

Management of the GHG intensity of the portfolio and definition of a strategic sustainability path
- Creation of Carbon Management as a Group-wide coordinating and support function
- Development of the OMV Carbon Strategy and incorporation of annual targets in the Corporate Balanced Scorecard

Identification of new business opportunities in the renewable energy field which OMV can integrate into its core business
- Approval in 2007-08 of 18 projects for cofunding by the OMF Future Energy Fund

Employees

Development of internationalization
- Evaluation and development of standardized tools for agreement on targets in the Group
- Unification of different staff development systems, such as PDS

Promotion of work-life balance at OMV
- Development of a sabbatical model in Austria
- Introduction of long-term compensation accounts in Germany

Development of uniform employee definitions
- Uniform occupation group definitions for hourly-paid workers and salaried employees in Austria

Expansion of the European Works Council
- Increase in membership from 14 to 21

Health

Roll-out and start of implementation of the OMV Health Standard in all OMV countries
- Stakeholder communication and information
- Raising awareness among local management
- Development of work procedures for core processes defined in the Health Standard
- Development of a standardized medical operational audit system

Active employee involvement in health matters through "Health Circles"
- Development of a guideline on the Health Circles
- Training of Health Circle moderators
- Introduction of Health Circles at main sites in Austria and Germany
- Promotion of the idea at Petrom, including pilot moderator training in Romania

Start of implementation of a healthcare project at Petrom
- Setup of the PetroMed healthcare clinic network
- Planning of new clinics and setup of managerial infrastructure
- Development of harmonized OH regulations

Safety

Reduction until 2010 of the Lost-Time Injury Rate (LTIR) to <1 and no incidents at Level 4 or higher
- LTIR total 2007: 0.99
- LTIR total 2008: 0.92

Implementation and roll-out of an incident reporting and management tool
- Level 4 and 5 incidents: positive results shown by the implemented measures, with the exception of an increase in road incidents
- Group-wide roll-out of the new incident reporting and management tool "Think:Ahead CARE"

Consolidation of the Petrom safety program
- Senior management involvement in incident management and measures
- Contractor management, road safety programs, continued strengthening of the safety culture

Human Rights

Promotion of awareness of OMV's responsibility for human rights protection
- Development of a human rights management system, incl. the OMV Human Rights Matrix
- Human rights workshops for OMV managers
- Human Resources corporate directives checked for human rights aspects

Local application of the Human Rights Matrix, needs assessments, and planning activities
- On-site gap analyses in Tunisia and Yemen
- Community development and investment projects in Pakistan, Romania, Yemen, and Iran

Promotion of local stakeholder dialogue
- Stakeholder Fora in 2007 and 2008
- Dialogues with local stakeholders, such as Maori communities in New Zealand

Monitoring of the supply chain to enforce the ban on forced labor and prohibited child labor
- Self-assessment questionnaires for suppliers and the pre-qualification process

Continuation of human rights training for security forces
- Human rights training for security personnel in Austria, Romania, and Yemen


erdgas
M 237-404

Impressum
Owner and publisher:
OMV Aktiengesellschaft
info.corporate-responsibility@omv.com

Concept and design: FABIAN Design
Photos: OMV and Suzy Stöckl

Coordination: plenum gmbh
Art direction: Starnegg Art & Design

Paper
This report was printed on Arctic Volume White, a paper manufactured in Sweden. The paper contains a minimum of 10% FSC-certified fiber and was bleached in an elemental chlorine-free process. It therefore meets Forest Stewardship Council (FSC) standards for papers from sustainably managed forests.

FSC Mixed Sources
Product group from well-managed forests and other controlled sources
Cert no. GFA-COC-001087
www.fsc.org
© 1996 Forest Stewardship Council

Print
gugler* cross media, Melk/Donau, Austria
This report was produced with the use of green electricity and in full compliance with Austrian ecolabel requirements and the stringent environmental guidelines of greenprint* carbon neutral printed

To ensure climate-neutral printing, all emissions generated during the production process were neutralized. The entire amount will be donated to a WWF-selected climate protection project in Karnataka, India:
http://www.greenprint.at/uploads/myclimate_portfolio.pdf

Produced and published in:
Vienna, Austria, April 2009

In the interests of simplicity and readability, the language used in this report is as far as possible gender-neutral; the masculine gender includes the feminine wherever applicable.

Abbreviations and Definitions

A	AdBlue, SCR	Technology for reducing diesel engine emissions via selective catalytic reduction
B	Barrel	1 barrel equals approx. 159 liters
	BIM	Ludwig Boltzmann Institute for Human Rights, Vienna, Austria
C	CNG	Compressed natural gas
	CSR	Corporate Social Responsibility
E	E85	Fuel mix containing 85% ethanol and 15% gasoline
	EBIT	Earnings before interest and tax; measures a company's profitability
	E&P	Exploration and Production
	ETBE	Ethyl tert-butyl ether; additive to increase octane rating of petrol mixed with ethanol
F	FAME	Fatty acid methyl ester obtained from animal fat or vegetable oils; used in biodiesel
G	GHG	Greenhouse gas
	GRI	Global Reporting Initiative
	G&P	Gas and Power
H	HR	Human Resources
	HSE	Health, Safety, Security, and Environment
	HSEQ	HSE and Quality
I	IFAC	International Federation of Accountants
	IFC	International Finance Corporation; a member of the World Bank group
	Intelligent pig	Robotic tool used for inspection or measurement purposes in difficult-to-access pipelines
	IPIECA	International Petroleum Industry Environmental Conservation Association
	IPPC	Integrated Pollution Prevention and Control; EU directive on environmentally relevant industrial installations
	ISPS	International Ship and Port Facility Security to ensure supply chain security
K	KPI	Key Performance Indicator
L	LTIR	Lost-Time Injury Rate; number of injuries per one million working hours
M	mn	Million
	MWh	Megawatt hour; unit of energy
N	Nabucco	Natural gas pipeline project to connect the Caspian region with Austria via Turkey and the Balkans
	NOx	Nitrogen oxides
P	Peak Oil	Maximum global oil extraction
	PDS	Performance & Development System
	PJ	Petajoule; 10^{15} joule
	ppm	Parts per million
R	REACH	Registration, Evaluation, Authorisation and Restriction of Chemical Substances; EU regulation
	R&M	Refining and Marketing
	RON	Romanian currency
S	Scope 1	Category of CO_2 accounting as defined by the Greenhouse Gas Protocol; Scope 1: direct emissions
	Scope 3	Indirect emissions
	SOx	Sulphur oxide
T	t	Metric tonne equal to 1,000 kilograms
	toe	Tonne of oil equivalent
	Tollgate Process	A project management tool; a project progresses by passing through defined milestones
	Triple Bottom Line	Standard for reporting economic, social, and environmental company performance
U	UN GC	United Nations Global Compact; UN initiative to encourage companies to adopt and report on sustainable and social policies
	UNICEF	United Nations Children's Fund
V	V/V %	Volume-volume percentage

What We Will Do

Strengthening of HSE leadership and commitment
- Achievement of a common understanding of demonstration and measurement of HSE leadership and commitment

Spill prevention and preparedness plans
- Focus on spill prevention and preparedness plans and drills in order to reduce hydrocarbon spills

Implementation of the OMV Future Energy Strategy
- Monitoring and implementation of Future Energy Strategy milestones, and progress on developing renewable energy projects

Implementation of the OMV Carbon Strategy
- Management and monitoring for reduction of direct GHG emissions from OMV operations
- Management and monitoring for reduction of indirect GHG emissions from OMV products

Further development of OMV stakeholder management
- Management of stakeholder expectations through internal and external communication, public events, and other activities

Continuing internationalization
- Further development of standardized tools in the Group, and greater use of synergies between employee programs
- Evaluation of current differences in the areas of insurance and occupational health and safety, and potential compensation for them

Cooperation and synergies between the business segments
- Greater use of synergies in the Group
- Expansion of existing Human Resources networks on various HR issues

Intelligent cost management
- Additional cross-functional programs and employee exchange

Implementation of the OMV Values
- Continued implementation of the new Values (Partners, Pioneers, Professionals)

Further implementation and monitoring of the OMV Health Standard
- Ongoing implementation in all OMV countries
- Monitoring of Health Standard implementation

Ongoing health risk assessment
- Systematic health risk assessment of workplaces

Ongoing promotion of health activities
- Health promotion activities for employees according to local needs and priorities
- Active support of Health Circles at OMV and Petrom sites

Intensified training of medical staff
- Training in emergency medicine and other areas

Harmonization and improvement of medical infrastructure
- Harmonization of occupational health and medical regulations
- Ongoing clinic refurbishment
- Recruitment of medical staff

Roll-out of the new Safety Management Directive
- Development of training material
- Start of training activities and the promotion of safety awareness

Implementation of further transportation safety initiatives
- General safety awareness promotion measures
- Specific transportation safety program at Petrom

Improvement of safety performance
- Through prevention: number of reported hazards and findings
- Through actions: Action Items Response Rate (AIRR)
- Promotion of best use of the "Think:Ahead CARE" tool

Strengthening of contractor management
- Follow-up on the Corporate Contractor Management Regulations at OMV and at Petrom

Human rights awareness training
- Roll-out of a human rights e-learning tool based on the IPIECA Toolkit
- Training courses at OMV and Petrom with the BIM

Continuation of local stakeholder dialogue
- Ongoing stakeholder dialogues and involvement

Human rights training
- Continuation of training courses for security forces

Start of a due diligence and tollgate process
- Implementation of a tollgate process at G&P
- Making the due diligence and tollgate process the basis for future human rights goals and activities

Development of a human rights action plan
- Development of an action plan for OMV based on the gap analysis conducted at E&P in 2008

Development of CSR strategies
- Development and implementation of country CSR strategies based on gap analyses

Social and environmental impact assessment (SEIA)
- Nabucco project in line with international standards

Application of international standards on social and environmental sustainability
- Implementation of infrastructure projects in line with international standards (IFC guidelines)

OMV Aktiengesellschaft
Trabrennstrasse 6-8
1020 Vienna, Austria
www.omv.com

Annual Report 2008


"Every business
success enhances
our global
responsibility."

Move & More. OMV

Exploration and Production



Production in 1,000 boe/d (Target: 350,000-360,000 boe/d)
500
450
400
350
300
250
200
150
100
50
0
125
338
324
321
317
2004
2005
2006
2007
2008
Oil and NGL
Gas



Proved reserves in mn boe
1,500
1,250
1,000
750
500
250
0
1,409
1,365
1,289
1,216
1,206
2004
2005
2006
2007
2008
Oil and NGL
Gas

Refining and Marketing



Marketing market share in % (Target: 20%)
20
18
15
13
10
8
5
3
0
14
18
20
20
20
2004
2005
2006
2007
2008



Refining sales volumes in mn t
25
20
15
10
5
0
16.2
22.0
23.0
21.4
22.6
2004
2005
2006
2007
2008
thereof Petrom

Gas and Power



Gas sales in bcm (Target: 18 bcm)
20
18
16
14
12
10
8
6
4
2
0
8.4
8.9
14.1
13.1
12.8
2004
2005
2006
2007
2008
thereof Petrom



Contracted gas storage volume for third parties in bcm
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
1.75
1.45
1.53
2.01
2.19
2004
2005
2006
2007
2008

At a glance

EUR mn	**2008**	2007	Δ
Sales	25,543	20,042	27%
EBIT	2,340	2,184	7%
Net income after minorities	1,374	1,579	(13)%
Clean EBIT	3,105	2,377	31%
Clean net income after minorities	1,738	1,649	5%
Cash flow from operating activities	3,214	2,066	56%
Capital expenditure	3,547	4,118	(14)%
EUR			
Earnings per share	4.60	5.29	(13)%
Clean earnings per share	5.82	5.52	5%
Cash flow per share	10.76	6.92	56%
Dividend per share	1.00	1.25	(20)%
%			
Return on average capital employed (ROACE)	12	16	(24)%
Return on equity (ROE)	16	19	(18)%

Net income after minorities in EUR mn



1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
689
1,256
1,383
1,579
1,374
2004
2005
2006
2007
2008

Capital expenditure in EUR mn



4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,297
1,439
2,518
4,118
3,547
2004
2005
2006
2007
2008

ROACE in % (Target: 13%)



25
20
15
10
5
0
15
20
18
16
12
2004
2005
2006
2007
2008

Payout ratio in % (Target: 30%)



35
30
25
20
15
10
5
0
19
21
23
24
22
2004
2005
2006
2007
2008

Contents

At a glance

01 Move & More
08 Executive Board
09 Statement of the Chairman of the Executive Board
12 Highlights 2008

Company
16 Objectives and strategy
22 Sustainability
23 Statement by the Chairman of the Supervisory Board
24 Corporate Governance Report
30 Value management
31 OMV shares and bonds
34 Business environment

Business segments
38 Exploration and Production
42 Refining and Marketing including petrochemicals
46 Gas and Power

52 **Directors' report**

Consolidated financial statements
68 Auditors' report
69 Consolidated income statement
70 Consolidated balance sheet
72 Changes in stockholders' equity
74 Consolidated cash flow statement

Notes
75 Accounting principles and policies
86 Notes to the income statement
90 Notes to the balance sheet
112 Supplementary information on the financial position
126 Segment reporting
129 Other information
138 Supplementary oil an gas disclosures
147 Abbreviations and definitions
148 Five-year summary

Contacts
OMV Group in figures



"OMV aims to strengthen its position as the leading energy group in the European growth belt. As a result of the successful implementation of OMV's growth strategy over the past few years, we have already an integrated and profitable oil and gas business in and around this region. We are prepared to face a significantly more difficult environment and to make a sustainable contribution to energy security in Europe. With the ongoing efficiency and cost control program we will continue to ensure the Company remains competitive in a challenging economic climate. Our solid financial structure and our conservative financial policy position us well to cope with challenges and to take advantage of the opportunities in the weakening market environment."

Wolfgang Ruttenstorfer, CEO of OMV


CAPITAL MARKETS
"What is your position on the future?"
Gudrun Egger, Fixed Income Research, Erste Bank


"Bring it on! We're ready."
Klaus Orlovits, Treasury, OMV


CORPORATE SOCIAL RESPONSIBILITY
"What can a company do to weather the economic storm?"
Michael Diglas, Telekom Austria


"Stand firm on its commitment to social responsibility."
Horacio Haag, Health, Safety, Security, and Environment , OMV


GLOBAL ECONOMY
"Can oil price fluctuations destabilize the company?"
Julia Wagner, Student



"Being solidly integrated helps us withstand them."

Jeffrey Rinker,
R&M Strategic Projects, OMV

Executive Board



From left to right: Helmut Langanger, Gerhard Roiss, Wolfgang Ruttenstorfer, David C. Davies, Werner Auli

Wolfgang Ruttenstorfer (*1950)
Chairman and Chief Executive Officer since January 1, 2002. Responsible for the overall management and coordination of the Group. A graduate of the Vienna University of Economics and Business Administration, he began his career with OMV in 1976. He was a member of the Executive Board from 1992 to 1997. After serving as Austrian Secretary of State for Finance between 1997 and 1999, he returned to the OMV Group as Deputy Chief Executive Officer with responsibility for Finance and the Gas segment at the beginning of 2000.

Gerhard Roiss (*1952)
Deputy Chairman responsible for Refining and Marketing including petrochemicals and chemicals since January 1, 2002. Gerhard Roiss received his business education at Vienna, Linz and Stanford Universities and subsequently had senior appointments at various companies in the consumer goods industry. In 1990, he was appointed to the board of PCD Polymere GmbH. In 1997 he joined the OMV Group Executive Board, heading up Exploration and Production and Plastics until the end of 2001.

Werner Auli (*1960)
Member of the Executive Board responsible for Gas and Power since January 1, 2007. Werner Auli joined OMV in 1987 after graduating from the Vienna University of Technology. From 2002 to 2004, he was managing director of EconGas GmbH, from 2004 on he was managing director of OMV Gas GmbH and since 2006 he has been managing director of OMV Gas & Power GmbH.

David C. Davies (*1955)
Chief Financial Officer since April 1, 2002. David Davies graduated from the University of Liverpool, UK with a degree in Economics in 1978, and began his working life as a chartered accountant. He subsequently held positions with international corporations in the beverage, food and health industries. Before joining OMV he was finance director at a number of British companies.

Helmut Langanger (*1950)
Executive Board member responsible for Exploration and Production since January 1, 2002. Helmut Langanger studied Economics in Vienna after graduating from the Leoben University of Mining and Metallurgy. He joined OMV in 1974. In 1992, he was appointed Senior Vice President for Exploration and Production, and in this position he played a key role in building up the Group's international E&P portfolio.

Statement of the Chairman of the Executive Board

Dear shareholders,
My colleagues on the Executive Board and I are very pleased and proud to be able to report to you that your Company has once again delivered an excellent performance in 2008, despite an increasingly testing business environment.
I am pleased to inform you that:

- OMV has had another successful year, and has posted what are in many aspects record results, for the sixth year in succession.
- You will profit from this strong performance; your dividend will represent a payout ratio of 22%.
- Thanks in no small measure to our conservative financial policy, as shown by a gearing ratio of 37%, we are well placed to confront the challenges of the current operating environment.

Before turning to our strategy, I would first like to look at our results for 2008 in more detail and discuss the highlights of the past year.

Results for 2008
2008 was unquestionably a year of extreme events. By mid-year, oil prices had spiraled to well over USD 140 per barrel, but during H2/08 both oil and share prices plummeted due to the global financial crisis. The continued high level of steel and oil field service prices, and the weak USD also weighed on results. Nevertheless, OMV recorded 31% year-on-year growth in clean EBIT to some EUR 3.1 bn, driven by a 34% increase in the average oil price over that for 2007, as well as strong margins in Refining and Marketing, among other factors. Clean net income after minorities was 5% up year-on-year at about EUR 1.7 bn. This renewed record profit, accompanied by strong cash flow from operating activities of around EUR 3.2 bn, was a product of the consistent execution of our expansion strategy. Despite the heavy investment spending of recent years our gearing ratio is only 37%. In the current economic situation, it is particularly vital to maintain this conservative stance.
This will call for careful handling of financial resources to ensure that we have the means to proceed with major investment projects that promise sustainable value growth. At the same time, however, OMV has always sought to give you a stake in its good performance. I am therefore glad to be able to propose a dividend of EUR 1 per share for 2008, which still corresponds to a payout ratio of 22%. This reduced dividend reflects our resolve to remain a financially sound business, even in today's stormy economic climate.

Continuing our conservative financial strategy

In 2008, we systematically pursued our goal of consolidating and extending OMV's position as one of the leading energy companies in the European "growth belt".

Extention of the production portfolio

In Exploration and Production (E&P), work progressed on the field developments in Kazakhstan and New Zealand, while in Austria the Strasshof and Ebenthal gas fields were put on stream. The extension of our licenses in Libya contributes substantially to our reserves base and future production. In addition, OMV was awarded exploration licenses in Norway, Pakistan, Slovakia and Tunisia. The proved and probable reserves of approx. 2 bn boe will lead to an adequate long-term production level.

Modernization of western refineries completed

The Refining and Marketing (R&M) segment completed the modernization of all three western refineries (Bayernoil, Burghausen and Schwechat). Meanwhile, underperforming filling stations were identified, and the disposal process initiated and in some cases concluded.

On track to a fully integrated energy company with power generation

The internationalization of the Gas and Power (G&P) segment is proceeding quickly. The Central European Gas Hub is being transformed into one of the key trading hubs in continental Europe and, with Gazprom and the Vienna Stock Exchange on board as shareholders, its attractiveness will increase further. As announced last year, G&P has begun building a gas-fired power plant in Romania, taking OMV another step closer to its goal of becoming a fully-integrated energy group with electricity generation in its portfolio of activities. Another positive is the fact that commissioning a clean, new gas power plant will enable dirty, old coal-fired stations to be taken off the grid. The modernization process at Petrom has been driven further ahead and its success is already

Successful modernization of Petrom

becoming visible. For instance, oil production in Romania has been stabilized and the modernization of wellhead equipment at over 5,000 wells has been completed. Exploration activities in the country are also starting to bear fruit and the first discoveries are already producing. Petromservice's oil field service operations were acquired in order to improve E&P's cost base in Romania. The main focus was on leveraging potential synergies by coordinating the Exploration & Production Services (EPS) with the E&P organization. Petrom achieved an impressive 71% reserve replacement rate two years ahead of schedule – an achievement we are particularly proud of. The restructuring of Petrom's marketing business was completed and the filling stations changed over to new contracts. The outlets operated under the new PetromV premium brand meet OMV standards and have VIVA shops. The non-oil retail business at VIVA stores made a significant contribution to marketing's sales. The modernization program at the Petrom refineries brought substantial increases in efficiency. These positive developments at Petrom were, unfortunately, accompanied by a setback in terms of a number of lawsuits filed by current and former employees. We are taking these actions very seriously and have done everything necessary to defend them. Nevertheless, this situation has prompted Petrom to make appropriate litigation provisions.

During the year we extended our presence in Turkey by progressively increasing our interest in Petrol Ofisi, which now stands at about 42%, giving us a strong platform for possible further expansion initiatives in this promising market.

Sustainability actions planned

Sustainability

As regards the execution of our strategy, we are not only concerned with meeting our targets but also with the way we do so. We want to do business sustainably, as well as being commercially successful. This means minimizing the potential social and environmental impact of our activities. For some years now, OMV has been an active member of the UN Global Compact. In order to fulfill its obligations and give due weight to sustainability, during the year under review we adopted a corporate directive on sustainability management, which sets out our integrated approach to sustainability and the related organizational framework. Going forward, we will now be focusing on implementing sustainability actions aligned with this policy.

Strategy

The execution of our expansion strategy over the past few years through acquisitions such as Bayernoil, Preussag, Petrom, Petrol Ofisi and Borealis has demonstrated that we are capable of creating and growing sustainable value. OMV is working to position itself as the leading energy group in the European "growth belt". To the end we are pursuing three strategic thrusts:

- Regional focus: Expanding downstream in CEE, SEE and Turkey, through R&M and G&P, and establishing secure supply links with the producing regions in the Middle East and Caspian Region.
- Adjusting our asset portfolio: Strengthening our E&P and G&P businesses with – among others – selective power generation investments; reduction of the carbon intensity of our activities.
- Costs and synergies: Strict cost and capital discipline, coupled with integration of our businesses so as to realize cost and revenue synergies.

Outlook for 2009

I expect key market indicators that are critical to our operations to remain highly volatile in 2009. The forecast economic slowdown will lead to low growth rates in the Central and Southeast European markets served by OMV. Above all, though, it is low oil prices and shrinking refining margins that are likely to make this an exceptionally demanding year.

This situation has not caught us unprepared. OMV has already surmounted plenty of challenges in its time. As an integrated energy group with comparatively low gearing and strong cash flow, we have the financial strength to weather economic storms.

We began drawing up cost reduction programs and resolutely implementing them when oil prices were still high. We are now reaping the rewards and have the necessary flexibility to respond quickly to new challenges. Our investment plans are being prioritized and scaled back, so as to keep them to a level appropriate to the current harsh environment.

Particularly in an environment like this, it is important to demonstrate that we look after our financial resources carefully, in order to show you that your money is safe and bolster your confidence in OMV. OMV has therefore entered hedging contracts with regard to fluctuations in the oil price and EUR-USD exchange rate.

Apart from these financial measures, steady earnings contributions from all business segments and our efforts to leverage integration synergies should play a major part in maintaining OMV's success. In E&P, I expect the newly developed fields in New Zealand and Kazakhstan to bring an increase in oil and gas production. In R&M, the thermal cracker at Schwechat refinery, which will result in an improved product yield, is due to come on stream this year. G&P will focus on diversifying the long-term supply contracts (for imports via pipeline or LNG). A key project to increase the security of supply is the Nabucco gas pipeline which the EU has made a priority. Meanwhile, we are pressing ahead with forward integration into the electrical power business and construction of the gas-fired power plant at Brazi, Romania. We plan to build an additional hub, alongside Austria and Romania, in the fast growing Turkish market, so as to link R&M and G&P more strongly with the surrounding producing regions.

In a worsening operating environment, clear values have a particularly important role to play in guiding business behavior and shaping a company's identity. We therefore made 2008 a year of implementing our values ("Professionals, Pioneers and Partners"), and used many examples and actions to communicate the "3Ps" and bring them to life for our people.

Profitable, sustainable growth

We believe that our strategic focus on becoming an integrated energy group, coupled with our financial strength, selective investment policy and cost reduction programs, will underpin sustainable growth, even at a time of rapidly deteriorating business conditions. This approach will set us apart from our competitors and enable us to remain an attractive company for investors and employees.

Finally, I wish to thank you, our shareholders, for your confidence in OMV, and our employees for the daily efforts that have made our success to date possible. I look forward to another year of good partnership with our stakeholders.

Wolfgang Ruttenstorfer

Highlights 2008

January

- OMV and Gazprom sign agreement to jointly develop the Central European Gas Hub and further storage projects.

February

- Submission of formal merger notification with regards to the intended combination of OMV and MOL to the European Commission.
- RWE joins the Nabucco consortium as a sixth partner.

March



April

- OMV questions the validity of several AGM resolutions of MOL, due to the refusal of the MOL board to provide sufficient transparency on shareholder structure.
- OMV acquires an 80% interest as operator in a Tunisian offshore exploration license.

May

- The OMV AGM approves a dividend of EUR 1.25 per share for 2007, representing a 24% payout ratio.
- OMV signs a 3-year syndicated revolving credit facility with a credit volume at EUR 1.5 bn.

June

- OMV is awarded its sixth offshore exploration license in Norway.

July

- New exploration success in Tunisia, further drillings and 3D acquisitions planned.
- OMV signs agreement with NOC in Libya to renew contracts for major oil fields, thus transforming the existing contracts to the standard EPSA IV.

August

- OMV revokes its declaration of intent to combine OMV and MOL after indicated refusal of OMV's proposed commitments by the European Commission.
- Acquisition of two exploration licenses in Pakistan.
- Start of production of the Austrian gas fields Strasshof and Ebenthal.
- OMV announces its plans to further strengthen its power generation activities by setting up a gas-fired power plant in Turkey.

September

- OMV obtains credit ratings: Moody's Investors Service assigned an "A3 (stable)" rating and FitchRatings an "A- (stable)" rating.
- Two successful offshore drillings in the UK support growth of future offshore oil and gas reserves.
- Inauguration of the expanded capacities of the Burghausen site, enhancing its position at the petrochemical industry.

October

- IPIC, one of OMV's core shareholders increases its stake to 19.2%, thus share of ÖIAG/IPIC consortium up to 50.7%.
- Petrom signs a credit facility of EUR 375 mn with a three-year term.
- Successful exploration well in Tunisia, drilling of further wells planned.
- Krk confirmed as location for Adria LNG terminal.

November

- OMV together with Gazprom and Vienna Stock Exchange intend to jointly develop the Central European Gas Hub and establish a gas exchange.



December

- The restructuring activities of the refinery network Bayernoil were completed with the installation of a new hydrocracker in Neustadt. Closure of the Ingolstadt refinery led to a reduction of the annual refining capacity from 12 to 10.3 mn t.


STRATEGY
"Which is for you the most successful strategy of all?"
Wladimir Zalozieckyj Sas, Organizational Consultant


"Doing what one does best."
Martina Kletzmaier, R&M Strategy, OMV

OMV Group objectives and strategy

Where we are in 2008

Core business segments E&P, R&M and G&P

OMV is the leading energy group in Central and Southeastern Europe. Our core business segments are Exploration and Production, Refining and Marketing including petrochemicals, and Gas and Power. Our oil and gas production currently runs at a rate of 317,000 boe/d and our proved reserves are approximately 1.2 bn boe. Our annual refining capacity is 25.8 mn t and we operate a network of more than 2,500 filling stations in 13 Central and Southeast European countries. OMV currently ships some 66 bcm per year of natural gas to Western Europe and operates gas storage facilities with a capacity of around 2.3 bcm. Our gas sales are an annual 13 bcm.

Apart from our wholly owned subsidiaries, OMV Exploration & Production, OMV Refining & Marketing, OMV Gas & Power and OMV Future Energy Fund, we own interests of 51% in the Romanian oil and gas company Petrom, 59% (held directly and indirectly) in gas marketing company EconGas, 45% in the Bayernoil refinery network and 42% in the leading oil marketing company in Turkey, Petrol Ofisi. OMV also has a 21% stake in the Hungarian oil and gas company MOL.

The Group's chemical operations are concentrated in Borealis, in which OMV has a 36% interest. One of our two core shareholders, Abu Dhabi based International Petroleum Investment Company (IPIC) holds the other 64%. Borealis is among the world's leading producers of polyolefins and melamine.

Balanced integration across businesses and markets


North Sea
Russia
Caspian Region
Nabucco
LNG
North Africa
Middle East
E&P
Downstream activities (R&M and G&P)
Downstream activities as well as E&P
Gas supply
Oil supply

As a financially strong, integrated energy business, and the market leader in Central and Southeastern Europe, we are well placed to address the challenges now facing the industry – namely, volatile oil prices, and heavy investment needs, partly because of climate change, as well as the need to diversify energy supplies and increase supply security.

Prepared to cope with challenges of the industry

Our strategy

OMV is the leading energy group in the European "growth belt"
OMV has the vision to continue shaping the future of the energy industries of the countries along the European "growth belt". We plan to extend our leadership in downstream operations in these emerging markets and secure our supply lines to the producing regions. We will be adjusting our asset portfolio accordingly, by strengthening our Exploration and Production (E&P) and Gas and Power (G&P) businesses, and investing selectively in power generation and renewable energy sources. Our integrated business model leverages cost and earnings synergies and imposes tight cost and capital discipline.

Strengthening of the integrated business model

Continue market penetration in existing markets and develop towards Middle East and Caspian supply regions



Vienna
Bucharest
Istanbul
Abu Dhabi
Important sources of supply for OMV markets
Current OMV markets
Market screening
Existing hubs
Potential hubs
Potential moves to new supply regions
Current core market

Security of supply through expansion of the upstream position

Extending our lead in emerging markets and securing our supply lines

Our core market is the European "growth belt". Our goal is to extend our leadership in the oil and gas markets of these regions. Petrom has developed into our regional hub for Southeastern Europe. We hope to include Turkey in our core market and are exploring the possibility of turning it into another hub. At the same time, OMV is looking to increase its footprint in the Middle East, so as to grow its upstream operations, and obtain secure oil and gas supplies for its markets in Central and Southeastern Europe.

Main investment focus on E&P and G&P

Extending our asset portfolio by strengthening the E&P and G&P segments, and investing selectively in power generation and renewable energy sources

OMV is rebalancing its investment portfolio towards E&P and G&P. We are also selectively investing in electricity generation in order to maximize the added value by integrating our natural gas operations with our power business. And we are examining the prospects for increased use of renewables so as to reduce the carbon intensity of power generation.

Realizing synergies through an integrated business model

We pay close attention to tight cost and capital discipline. As an integrated energy supplier OMV looks for opportunities to cut costs and boost earnings by exploiting synergies within its business segments. An example of this is our Global Solutions subsidiary, established to provide IT support services across the OMV Group. We also capitalize on synergies along the supply chain, and gain competitive advantage from our integrated structure. The best example of this is the production of natural gas by E&P, which transports and stores the gas before either marketing it or using it to generate electricity at our own power plants. Transforming our refineries into conversion hubs with a broader range of energy products creates further synergies.

Our objectives for 2010

Continued focus on growth

- E&P: Increase our oil and gas production to 350,000-360,000 boe/d by developing new fields and increasing recovery from mature fields, realizing Petrom's full potential and expanding our exploration portfolio.
- R&M: Further strengthening of our market leading position (20% market share in CEE) and increase of our profitability with a focus on the restructuring of the Petrom refineries. In Turkey we want to expand our position in an integrated manner.
- G&P: Grow our gas marketing operations to achieve annual sales of 18 bcm, and develop the Central European Gas Hub. Improve the security of Europe's gas supplies by pushing the Nabucco gas pipeline project ahead. Develop a profitable electrical power business by commissioning our first gas-fired power plant in 2011.
- Attain a ROACE of 13% under average market conditions, and stand out clearly from regional competitors in terms of market capitalization.

Exploration and Production

Our well balanced international E&P portfolio, spread across 19 countries, comprises six core regions: Central and Southeastern Europe; North Africa; North-West Europe; Middle East; Australia and New Zealand; and Russia and the Caspian Region. Due to our majority stake in the Romanian oil and gas company Petrom, Romania and Austria are the main sources of our oil and gas supplies. Together, they account for some 70% of output. Output is currently about 317,000 boe/d and proved oil and gas reserves are 1.2 bn boe.

Our achievements in 2008

- Continued modernization of Petrom's E&P activities: Stabilization of Romanian crude production; completion of the oil well modernization program; acquisition of Petromservice's field service operations; and increase in the reserve replacement rate in Romania to 71%.
- Major oil and gas field developments: Production start-up at the Strasshof and Ebenthal fields (Austria); preparations for start-up at the Maari oil field (New Zealand, came on stream in Q1/09); and completion of most of the surface equipment at the Komsomolskoe oil field (Kazakhstan), with a view to bringing it on stream in H1/09.
- Extension of the contracts for producing fields in Libya to 2032 and signature of a contract for the redevelopment of the giant Nafoora-Augila oil field.
- License awards in Norway, Pakistan, Slovakia and Tunisia.

Our initiatives

- Increase oil and gas output by undertaking major field developments.
- Unlock the full potential of the Romanian assets by mounting intensive drilling and production optimization campaigns, and integrating Petromservice's activities.
- Focus our portfolio on six core regions.
- Expand our exploration portfolio in order to lay the foundations for future growth.
- Deploy state-of-the-art exploration technologies.
- Add to, and effectively apply our outstanding operational expertise to increase recovery from mature oil fields.
- Investigate methods for producing unconventional oil and gas reserves at fields operated by OMV or Petrom.
- Further develop our offshore expertise.
- Act as the operator on most of our assets.
- Strengthen our partnerships with selected national and international oil companies.
- Achieve top quartile in HSE and CSR benchmark performance.

Our competitive advantages

Balanced asset portfolio

- Strong focus on Central and Southeast European EU member states through Petrom's operations.
- Strong track record in optimizing recovery from complex onshore structures.
- Use of state-of-the-art seismic technologies and exploration techniques.
- Outstanding expertise in building and operating sour gas production systems.
- Experience in developing and operating fields in politically and environmentally sensitive areas.
- Balanced risk profile thanks to a global asset portfolio spread across six core regions.
- The synergies open to an integrated oil and gas company.

Our objectives for 2010

Focus on organic growth

We are targeting an increase in production to 350,000-360,000 boe/d by 2010 through new field developments and re-developments in Kazakhstan, Libya, New Zealand, Romania, Tunisia and Yemen. We aim to keep up the drive to modernize Petrom in order to make the most of the company's considerable potential. We plan to continue to expand our promising exploration portfolio in order to underpin sustainable, long-term growth.

Refining and Marketing including petrochemicals

We operate refineries in Schwechat, Austria and Burghausen, Southern Germany, both with integrated petrochemical complexes. Together with the Petrobrazi and Arpechim plants in Romania and our 45% stake in Bayernoil, Southern Germany, these give us a total annual capacity of 25.8 mn t (530,000 bbl/d). Our network of filling stations (2,528 stations spanning 13 Central and Southeast European countries) and an efficient commercial business underpin our market leadership and give us a strong platform for profitable growth.

Progress in numerous projects

Our achievements in 2008

- Completion of the restructuring program at Bayernoil: Closure of one of the three plants (Ingolstadt) and improvement in the product slate through the construction of a new hydrocracker.
- Ongoing construction of a thermal cracker at Schwechat refinery in order to enable it to run more heavy crude.
- Start of construction of a new ethylene pipeline in Southern Germany.
- Completion of the restructuring program and achievement of turnaround in Petrom's marketing business.
- Strengthening of our non-oil marketing business thanks to the successful repositioning of the VIVA brand.

Further development projects planned

Our initiatives

- Restructure Petrobrazi refinery in Romania with integrated capacity expansion.
- Enhance our profitability by consolidating and optimizing our retail networks in our core markets.
- Increase the competitiveness of our petrochemical activities by pushing forward with growth and integration
- Transform the refineries into energy/conversion hubs with a broader range of energy products.
- Develop a backward integrated downstream position in the Mediterranean/Black Sea region.

Strong market positioning in CEE

Our competitive advantages

- An eastern refinery hub (Petrobrazi and Arpechim) in addition to our western hub (Schwechat, Burghausen and Bayernoil), as well as improved access to crude supplies thanks to the Petrom acquisition – a major advance towards profitable growth.
- An efficient filling station network with extensive market coverage and strong brands (OMV, Avanti and Petrom).
- An innovative approach to non-oil retailing.
- High product quality and environmental standards.

Our objectives for 2010

We aim to extend our market leadership in the Danube and Black Sea regions. We have already hit our target of a 20% market share for our marketing business, ahead of time. Over the past five years we have invested heavily in restructuring the refineries west to adapt them to changed demand patterns. The petrochemical capacity at the Schwechat and Burghausen plants has been expanded in cooperation with Borealis. The main priority going forward will be restructuring Petrom's Romanian refineries. Another strategic objective is transforming our refineries into energy/conversion hubs. In marketing, the focus will be on further restructuring of the retail network and enhancing service offerings at our filling stations in order to differentiate ourselves from the competition and increase efficiency.

Gas and Power

The Gas and Power segment has significant growth potential as natural gas is a key primary energy source of the future. We operate across the entire gas value chain. We import large amounts of natural gas to Austria – largely from Russia and Norway – and also produce gas at our own fields. We play a key role in gas transit, with about one-third of all Russian gas exports to Western Europe traveling via the Baumgarten gas turntable. Our 2,000 km pipeline network and our gas storage facilities make a major contribution to security of supply in Austria and beyond. The Central European Gas Hub has grown into one of the top three gas hubs in continental Europe. We plan to extend the value chain by developing an electrical power business, thereby exploiting synergies with the gas business.

Our achievements in 2008

- Implementation of the Nabucco gas pipeline project on schedule.
- Decision on the site of the new Adria LNG terminal on the island of Krk in Croatia.
- Commissioning of the WAG loop and the Eggendorf compressor station on the TAG pipeline.
- Commencement of work on the 860 MW gas-fired power plant in Brazi in Romania.
- Go-ahead for construction of an 890 MW gas-fired power station in Samsun, opening the way for entry to the fast growing Turkish electricity market.
- EconGas membership of the main markets in continental Europe.
- Agreement between OMV, Gazprom, Centrex and the Vienna Stock Exchange to cooperate on developing the Central European Gas Hub into the largest gas hub in continental Europe.

Our initiatives

- Achieve still closer physical integration of the upstream and gas businesses.
- Develop new supply routes from the gas rich Caspian Region and the Middle East to Central Europe (Nabucco gas pipeline and LNG).
- Expand Austrian gas transportation infrastructure.
- Develop an international storage business, using the Baumgarten trading platform and the Nabucco gas pipeline.
- Turn the Central European Gas Hub into the number one gas hub in continental Europe, and subsequently into a gas exchange.
- Establish EconGas as a major Central European gas supplier.
- Continue to develop Petrom's market leading gas business.
- Develop a profitable electrical power business by building power plants, and integrating the gas and power businesses.
- Reduce the carbon footprint of our production operations and products.

Further growth planned

Our competitive advantages

- Operation of the largest gas logistics center in Central Europe.
- Transportation and marketing of natural gas produced by ourselves.
- Long-term relationships and contracts with major gas suppliers.
- Highly competitive storage and transport costs.
- Key turntable in the international gas transit system.
- Strong gas marketing subsidiaries.

All segments of the value chain covered

Our objectives for 2010

We aim to strengthen our position in Central and Southeastern Europe and plan to boost annual gas sales to 18 bcm by 2010. One-third of the gas sold is to be sourced from our own production, resulting in the consolidation of what is already a stable and sustainable gas business in the heart of Europe. In addition, we intend to turn the Central European Gas Hub into a major gas exchange, and extend OMV's business activities along the gas supply chain, through to electrical power business.

Increase of sales volume planned

Sustainability

New publication: OMV Sustainability Report

Changes in sustainability reporting
Changes have been made to our sustainability reporting in order to provide timely information on OMV Group corporate social responsibility (CSR), and health, safety, security and environment (HSE) activities.

The former HSE Report and biannual CSR Performance Report have been combined in a new publication – the OMV Sustainability Report. This is being published for the first time simultaneously with the Annual Report and offers detailed information on CSR, the OMV Future Energy Fund, research and development, human resources, and health, safety, security and environment, among other subjects.

Topics related to the economic section of the sustainability reporting framework advocated by the Global Reporting Initiative (GRI) and to our corporate profile have mainly been included in the Annual Report. The elements that previously formed part of the Annual Report and are now incorporated in the Sustainability Report are briefly outlined below.

Corporate Social Responsibility:
Management CSR approach, objectives and activities, focusing on human rights


Sustainability Report 2007/08
"Everything we do to achieve sustainability enhances our success."
Move & More. OMV

OMV Future Energy Fund:
Support for projects related to future sources of energy

Research and development:
New developments and the practical implementation of ideas aimed at benefiting our customers, the environment and the Group

Human resources:
Human resources approach, objectives and activities

Health, safety, security and environment:
Information on occupational medical programs, safety management across all operations worldwide and environmental and climate change initiatives and performance

Statement by the Chairman of the Supervisory Board

Dear shareholders,

OMV is continuing to play a pacesetting role in corporate governance in Austria, and is making its detailed report on the subject already this year. It goes without saying that the Supervisory Board has considered the new legal requirements that came into force at the start of the current financial year, and especially the duties of the Audit Committee.

The challenges presented by the current financial and economic crisis, and the potential implications for future business developments were thoroughly discussed at the meetings of the Supervisory Board. The Board also devoted particularly close attention to the promising gas power station projects and OMV's corporate strategy.

The Board's committees addressed key issues relating to the Group's accounting processes, risk management and internal controls. We were also able to satisfy ourselves that a comprehensive group-wide personnel development program, a well designed succession planning system and a functioning issuer compliance system are in place.

The Company posts details of dealings by members of the Executive and Supervisory Boards, and their current holdings of OMV shares on its website (www.omv.com).

In 2007, the Supervisory Board performed a self-evaluation in accordance with international standards. This was aimed at continuously improving our working methods so as to ensure that we are capable of fulfilling our responsibilities to shareholders and other stakeholders. Another evaluation was conducted in 2008, and these reviews have now become a permanent part of the process of critical reflection on the Board's activities.

The Corporate Governance Report on the following pages contains additional information on the Supervisory Board and its committees.

Annual financial statements and dividend
Following thorough examination and discussions with the auditors at Audit Committee and plenary meetings, the Supervisory Board approved the directors' report, prepared in accordance with section 127 Stock Corporation Act, and the parent entity financial statements for 2008, which were thereby adopted under section 125 (2) of the Act, as well as the consolidated financial statements for 2008. The Board also approved the Corporate Governance Report.

Support of the dividend proposal

The Supervisory Board has accepted the Executive Board's proposal to the Annual General Meeting to pay a dividend of EUR 1.00 per share and to carry forward the remaining EUR 75,402,437 to new account.

Finally, I should like to congratulate the Executive Board and the entire workforce on these results, and thank them for their far-sighted approach to their work.

Vienna, March 25, 2009

Rainer Wieltsch

Corporate Governance Report

Maximum transparency in our management and internal control structures helps create and consolidate market and stakeholder confidence. OMV has therefore always sought to meet the expectations placed in it in terms of good corporate governance, and has complied with the Austrian Code of Corporate Governance (ACCG) since its publication. The following description of our corporate governance practices anticipates the future legal requirements and conforms to the recommendations of the ACCG. OMV is a signatory of the UN Global Compact, and has adopted a comprehensive, Group-wide code of conduct, as well as a related business ethics directive, drawn up with the assistance of international expert consultants.

Commitment to Austrian Code of Corporate Governance

The Company complies with the ACCG issued by the Austrian Working Group for Corporate Governance and publicly accessible at: www.corporate-governance.at. There were no deviations from the code during the year under review; the external evaluation of compliance with the code is publicly accessible at: www.omv.com.

Executive Board

Wolfgang Ruttenstorfer, *1950
Terms of office July 3, 1992 to January 27, 1997 and January 1, 2000 to March 31, 2011.

Chairman of the Executive Board. Responsible for the overall management and coordination of the Group as well as the corporate functions Corporate Affairs & Sustainability, Corporate Communications, Corporate Development and Corporate Human Resources. Furthermore, he is responsible for the OMV Future Energy Fund.

Member of the Supervisory Boards of Wiener Börse AG, Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung Versicherungsverein auf Gegenseitigkeit (chairman) and F. Hoffmann-La Roche AG.

Gerhard Roiss, *1952
Term of office September 17, 1997 to March 31, 2014.

Deputy Chairman of the Executive Board: Responsible for Refining and Marketing including petrochemicals as well as chemicals and the corporate function Corporate Purchasing.

Member of the Supervisory Boards of Österreichische Post AG and AABAR Investments PJSC.

After retirement of Mr. Ruttenstorfer, Mr. Roiss shall succeed as Chairman of the Executive Board.

Werner Auli, *1960
Term of office January 1, 2007 to March 31, 2014.

Responsible for Gas and Power.

David C. Davies, *1955
Term of office April 1, 2002 to March 31, 2010.

Chief Financial Officer. Responsible for the corporate functions Investor Relations, Corporate Controlling & Accounting, Corporate Internal Audit, Group Treasury, Tax, IT, service network (OMV Global Solutions) and OMV Insurance Broker.

Helmut Langanger, *1950
Term of office January 1, 2002 to September 30, 2010.

Responsible for Exploration and Production.

Member of the Supervisory Board of Schoeller-Bleckmann Oilfield Equipment AG.

At its meeting on March 25, 2009, the Supervisory Board of OMV reconfirmed the management team consisting of Wolfgang Ruttenstorfer, Gerhard Roiss, Werner Auli, David C. Davies and Helmut Langanger, effective from April 1, 2009. Regarding the concrete terms of office the fact was taken into consideration that Wolfgang Ruttenstorfer as well as Helmut Langanger have decided to quit the service after having reached

the age of 60. The contract of Mr. Davies was confirmed to be effective from April 1, 2009 until March 31, 2010. This will correspond to the original contract period for the time being while Mr. Davies and his family consider their situation.

Working methods of the Executive Board
The approval requirements, responsibilities of individual Executive Board members, procedures and the approach to conflicts of interest are governed by the Internal Rules of the Executive Board. The Board holds weekly meetings in order to exchange information and take decisions on all matters requiring its approval.

Remuneration system
The remuneration of the OMV Executive Board is at competitive market levels for the relevant employment market, and has a strong performance related component. Conformity with market rates is maintained by regular external benchmarking against relevant Austrian industrial companies and the European peer group. The short- and long-term elements of the performance related components are taken into account. The short-term incentives are bonus agreements based on the Company's earnings, profitability and growth targets; objectives are agreed for specific projects related to the implementation of OMV's growth strategy. The long-term incentives are provided by stock option plans, which are on a par with those of companies of comparable size.

The payment of an occupational pension is conditional on the attainment of a given age which is normally the statutory retirement age, though there is also the option of early retirement on a reduced pension. The principles governing retirement benefits are on similar terms to those for other employees. The rules for severance payments due upon termination of Board members' employment contracts are based on length of service; there are no other termination entitlements.

Additional information is presented in Notes 27 and 32 to the financial statements, in particular about the remuneration of the Executive Board split into fixed and variable salary, pension fund contributions and benefits in kind (company car, accident insurance and reimbursed expenses).

Executive Board members are covered by directors and officers liability, and legal expenses insurance. The entire Supervisory Board and many other OMV employees also have such coverage, and as joint insurance premiums are paid it is not possible to attribute these costs to individual Executive Board members.

MbO program for executives and experts

Some persons at other management levels are also members of stock option plans. In 2008, a total of 2,554 managers and experts participated in a graduated management by objectives (MbO) program entitling them to bonuses for attaining objectives.

Members of the Supervisory Board

Supervisory Board
The membership of the OMV Supervisory Board and seats held by members on other Supervisory Boards are disclosed below in compliance with Rule C 58 ACCG.

Rainer Wieltsch
Chairman, seats: Austrian AG, Österreichische Post AG and Telekom Austria AG.

Mohamed Nassar Al Khaily
Deputy Chairman, seats: Compañía Española Petroleos S.A. (until May 14, 2008).

Alyazia Ali Saleh Al Kuwaiti
(Assistant Manager/Evaluation & Execution, IPIC) Deputy Chairwoman (since May 14, 2008).

Peter Michaelis
(Managing Director of ÖIAG), Deputy Chairman Seats: Austrian Airlines AG (chairman), Österreichische Post AG (chairman) and Telekom Austria AG (chairman).

Murtadha M. Al Hashemi
(Division Manager/Finance, IPIC), seats: Compañía Española Petroleos S.A. (until May 14, 2008).

Helmut Draxler
Seats: RHI AG.

Mohamed Al Khaja
(Division Manager/Research & Business Development, IPIC), (since May 14, 2008).

Wolfram Littich
(Chairman of the management board of Allianz Elementar Versicherungs-AG).

Gerhard Mayr
Seats: Lonza Group Ltd, UCB S.A. and Alcon Inc.

Herbert Stepic
(Deputy chairman of Raiffeisen Zentralbank Österreich AG).

Herbert Werner
Seats: Innstadt Brauerei AG (chairman) and Ottakringer Brauerei AG.

Norbert Zimmermann
(Chairman of the management board of Berndorf Industrieholding AG) Seats: Schoeller-Bleckmann Oilfield Equipment AG (chairman), Bene AG and Oberbank AG.

Delegated by the Group works council (employee representatives)
Leopold Abraham, Wolfgang Baumann, Franz Kaba, Ferdinand Nemesch and Markus Simonovsky.

Diversity
The 15 members of the Supervisory Board include one woman, four members aged under 50 and two non-Austrian citizens.

Independence
The Supervisory Board has adopted the guidelines set out in Annex 1 ACCG, and the other guidelines set out below, with regard to members elected by the Annual General Meeting: No member of the Supervisory Board may serve on the Executive Board of an OMV Group company. No member of the Supervisory Board may hold stock options issued by the Company or any affiliated company, or receive any other performance related remuneration from an OMV Group company. No board member may be a shareholder with a controlling interest in the meaning of EU Directive 83/349/EEC or represent such an interest.

All of the members elected by the Annual General Meeting except for Mr. Draxler regarding the criterion on the duration of membership have declared their independence from the Company and its Executive Board for the duration of their membership. All have declared their independence during the 2008 financial year, and have stated that they were independent up to the time of making such declarations (Rule C 53 ACCG). Under Rule C 54 ACCG, Draxler, Littich, Mayr, Stepic, Werner and Zimmermann have made declarations stating that they had no connections with any major shareholders during

the 2008 financial year and up to the time of making such declarations.

Working methods of the Supervisory Board
The Supervisory Board fulfills of its duties – in particular, supervising the Executive Board and advising it on strategy – by discussing the Company's situation and objectives at meetings. Except in cases of urgency, decisions are taken at meetings. During the year under review the Supervisory Board held five meetings, one of which was devoted to strategy. The appointment of four committees enables optimum use to be made of Supervisory Board members' expertise. Brief descriptions of these committees are given below (see also the Report of the Supervisory Board).

Presidential and Nomination Committee
Empowered to take decisions on matters of urgency. The Supervisory Board may transfer other duties and powers of approval to the Presidential and Nomination Committee on an ad hoc or permanent basis. In its capacity as the Nomination Committee, this body makes proposals to the Supervisory Board for the appointment or replacement of Executive Board members and deals with succession planning. It also makes recommendations to the General Meeting for appointments to the Supervisory Board. One meeting of the Presidential and Nomination Committee took place during the year; this was largely devoted to succession planning.

Audit Committee
Performs the duties established by section 92 (4a) Stock Corporation Act. Three meetings of the Audit Committee were held during the year. These were chiefly concerned with preparations for the audit of the annual financial statements, legal changes and compliance therewith, the auditors' activities, and internal audit and risk management, as well as proposals for the selection of the auditors, and the presentation of the annual financial statements.

Auditors
When making proposals for the selection of the auditors by the General Meeting, which is the responsibility of the Audit Committee and the Supervisory Board as a whole, attention must be paid to auditor independence; this involves comparing the auditing fees and other fee income. In 2008, the auditors, Deloitte Wirtschaftsprüfungs GmbH (including their network in the meaning of section 271b ACC) received EUR 1.32 mn in fees for other engagements. This represented approx. 44% of the amount paid for auditing the consolidated financial statements.

Project Committee
Helps the Executive Board to prepare for complex decisions on key issues where necessary, and reports on these decisions and any proposals to the Supervisory Board. The Project Committee met once during the year under review, mainly focusing on the merger with MOL and progress with restructuring at Petrom.

Remuneration Committee
Deals with all aspects of the remuneration of Executive Board members and with their employment contracts. The committee is empowered to conclude, amend and terminate the employment contracts with Board members, and to take decisions on the award of bonuses (variable compensation components) and other such benefits to the latter. Two meetings of the Remuneration Committee took place during the year. These determined the objectives used as performance measures, and the bonuses to be granted.

There were no transactions requiring approval in the meaning of section 95 (5) no. 12 Stock Corporation Act; however, attention is drawn to transactions totaling approx. EUR 1.5 bn with RZB (Mr. Stepic is a member of the bank's managing board; the transactions in question represent less than 1% of the Raiffeisen Group's total assets).

The Internal Rules of the Supervisory Board contain detailed procedures for the treatment of conflicts of interest on the part of board members.

Committees optimize application of competences

Remuneration of Supervisory Board members

Remuneration

In accordance with the articles of incorporation, the Annual General Meeting resolves the compensation of the elected members of the Supervisory Board for the previous financial year. The 2008 Annual General Meeting adopted the following compensation scale:

Annual compensation for Supervisory Board members	EUR
for the Chairman	29,200
for the Deputy Chairmen	21,900
for the ordinary members	14,600
for the committee chairmen	12,000
for the committee deputy chairmen	10,000
for ordinary committee members	8,000

The above amounts, for the 2007 financial year, were disbursed to the board members concerned in 2008; these were exclusive of expenses (travel and attendance expenses).

Name (year of birth)	Position/committee membership [1]	Remuneration (in EUR)	Term of office
Rainer Wieltsch (1944)	Chairman; also of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	77,200	May 24, 2002 to May 13, 2009
Mohamed Nasser Al Khaily (1966)	Deputy Chairman; also of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	59,900	June 7, 1995 to May 14, 2008
Alyazia Ali Saleh Al Kuwaiti (1975)	Deputy Chairwoman; also of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	—	May 14, 2008 to May 13, 2009
Peter Michaelis (1946)	Deputy Chairman; also of the Pres. Com., Proj. Com., Audit Com. and Remun. Com.	59,900	May 23, 2001 to May 13, 2009
Murtadha M. Al Hashemi (1966)	Pres. Com., Proj. Com.	30,600	May 18, 1999 to May 14, 2008
Helmut Draxler (1950)	Audit Com.	22,600	Oct. 16, 1990 to May 13, 2009
Mohamed Al Khaja (1980)	Pres. Com., Proj. Com.	—	May 14, 2008 to May 13, 2009
Wolfram Littich (1959)	Proj. Com. and Audit Com.	30,600	May 23, 2001 to May 13, 2009
Gerhard Mayr (1946)		14,600	May 24, 2002 to May 13, 2009
Herbert Stepic (1946)		14,600	May 18, 2004 to May 13, 2009
Herbert Werner (1948)	Audit Com.	22,600	June 4, 1996 to May 13, 2009
Norbert Zimmermann (1947)	Proj. Com. and Remun. Com. (from May 14, 2008)	22,600	May 23, 2001 to May 13, 2009
Leopold Abraham (1947)	Pres. Com., Proj. Com. and Audit Com.	—	Delegation by the Group works council is for an indefinite period; however, the employee representatives may be recalled at any time.
Wolfgang Baumann (1958)	Pres. Com. and Audit Com.	—	
Franz Kaba (1953)	Proj. Com.	—	
Ferdinand Nemesch (1951)	Proj. Com. and Audit Com.	—	
Markus Simonovsky (1973)		—	

[1] Abbreviations: Pres. Com. = Presidential and Nomination Committee; Proj. Com. = Project Committee; Audit Com. = Audit Committee; Remun. Com. = Remuneration Committee.

Mr. Al Khaily attended less than half of the meetings.
According to his employment contract with ÖIAG, Mr. Michaelis has transferred his remuneration resulting from his Supervisory Board function in OMV Aktiengesellschaft to ÖIAG.

The Group works council holds regular meetings with the Executive Board in order to exchange information on developments affecting employees.

Rights of minority shareholders

- General Meeting:
  An extraordinary general meeting must be convened at the request of shareholders holding at least 5% of the shares. All duly registered shareholders are entitled to attend general meetings, ask questions and vote.
- Election of the Supervisory Board:
  Shareholders holding one-third of the capital stock represented at the general meeting may demand the separate election of each member. If a person stands for election to every position on the board and obtains at least one-third of the votes cast in the elections for each position, then this person is elected to the last position and no vote is required thereon.

Vienna, March 25, 2009

The Executive Board

Wolfgang Ruttenstorfer

Gerhard Roiss

Werner Auli

David C. Davies

Helmut Langanger

Value management

In order to sustainably maximize the long-term enterprise value, it is crucial to run the Company on a strict cost, project and risk management system and to assess investment decisions on the basis of profitability benchmarks. Value management is therefore an integral feature of the OMV Group's management system, to which great importance is attached at the highest levels.

Value management crucial for planning and decision making

The high priority given to value management is reflected in our planning and decision-making processes, as well as in the metrics and control measures configured into our management information system. The main targets of the OMV Group are to steer the strategic and operational management of its businesses towards:

- Growth in the stock market and enterprise value of the Group
- Competitive returns for shareholders
- "Best-in-class" risk management

Tight cost management

Consistent adherence to this approach results in different target systems depending on the perspective taken. While some short-term discrepancies between these target systems might occur, it is crucial that, over the long term, all three above mentioned targets are fulfilled. In all investment decisions, achieving a given hurdle rate (minimum rate of return) is an essential requirement. The hurdle rate is derived from the cost of capital, which is impacted by the level of risk. Together with our high focus on a strict cost and project management system, this is crucial for meeting our target of a 13% ROACE over the course of the business cycle, based on our mid-cycle assumptions.

During the annual strategic planning process a corporate value analysis is performed. This involves a critical examination of the success of the current strategy in achieving the Group's value enhancement targets.

A part of the management tools is the Balanced Scorecard (BSC), which exists for the Group as a whole and separately for all of its business segments. An essential part of our BSC is the definition of strategic cost targets; furthermore, the BSC is enabling us to increase the focus on non-financial metrics – such as internal business processes, customers, market, learning and growth targets – that make the achievement of strategic objectives measurable.

While implementing the strategy for 2010, the changes in the Group's structure and further improvements in operational performance should create an attractive value growth potential for investors.

Ratios

%

	Targets 2010 [1]	**2008**	2007	2006	2005	2004
Return on average capital employed (ROACE)	13	12	16	18	20	15 [2]
Return on equity (ROE)	16–18	16	19	20	22	19 [2]
Gearing ratio	≤ 30	37	24	7	(2)	12
Payout ratio	30	22	24	23	21	19

[1] Targets based on mid-cycle assumptions.
[2] Adjusted for Petrom acquisition.

OMV shares and bonds

2008 was another outstanding year for OMV in business terms. However, our share price was affected by the stock market crash, declining 66% over the year thereby underperforming the Vienna Stock Exchange, given that the Austrian Traded Index (ATX) blue chip index shed 61% in 2008.

Extreme market volatility
2008 was one of the toughest and most volatile years on record for world stock markets, with the US subprime crisis signaling the start of a downward spiral. Oil and gas stocks were hit particularly hard by the oil price downturn that began in the summer. The FTSE Global Energy Index (comprising the world's largest oil and gas companies) tumbled by 38% in 2008. All of the main stock indices suffered heavy losses on the year (DAX (40)%; FTSEurofirst 100 (43)%; Dow Jones (34)%; Nikkei (44)%). The Vienna stock market took a particularly severe pounding due to the financial crisis and Austrian companies' significant exposure to emerging Europe, with the ATX plunging by 61% in 2008.

OMV share price performance and volume
After a strong showing in 2007, OMV's share price performance was heavily negative in 2008, in line with domestic and emerging market trends, recording a 66% fall on the year. Taking the EUR 1.25 per share dividend paid on May 20 into account, stockholders suffered a 64% decrease in value in 2008. Our market capitalization was EUR 6 bn at year end. The total capitalization of all Austrian shares listed on the Vienna Stock Exchange shrank by 66% to EUR 52 bn. Negative sentiment, coupled with a dearth of significant new listings and secondary offerings resulted in a share turnover decline of 24% on the Vienna Stock Exchange, to EUR 143 bn. The volume of OMV stock traded dropped by over 20%, to EUR 15.5 bn. Our stock accounted for 11% of overall volume traded at the Vienna Stock Exchange.

Tough year for OMV shares

Share price development (rebased to 100)


200
180
160
140
120
100
80
60
40
20
0
4,500
3,000
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OMV
ATX
FTSEurofirst 100
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Monthly trading volume OMV shares in EUR mn (right scale)

OMV share	ISIN: AT0000743059
Listings	Vienna, USA (ADR Level I)
Symbols	Vienna Stock Exchange: OMV Reuters: OMV.VI Bloomberg: OMV AV
ADR information	Sponsored Level I and Rule 144A, 1 ADR represents 1 share
Depositary	JPMorgan ADR Group 4 New York Plaza, 13th Floor New York, NY 10004, USA
Custodian	Bank Austria AG, Julius Tandler-Platz 3, 1090 Wien
Level I	OMVKY, CUSIP: 670875509 ISIN: US6708755094
Rule 144A	OMVZY, CUSIP: 670875301 ISIN: US6708753016
OMV bond	ISIN: AT0000341623
Duration, coupon	2003 to June 30, 2010; 3.75%

Approval by the Annual General Meeting

Decisions taken at the Annual General Meeting
The main items dealt with at the Annual General Meeting on May 14, 2008 were the approval of a dividend of EUR 1.25 per share for 2007 and of a new share buy-back program authorizing the repurchase of up to 10% of the shares in issue. The reason for the buy-back program is the intention to continue with the stock option program for management remuneration. The latter is designed to align management's interests with those of stockholders by giving it a substantial long-term stake in the success of the Company.

Employee bonus scheme and stock option plans

Under a further employee stock ownership plan, implemented in the fall of 2008, employees received one free share for every three purchased, subject to a two-year holding period. During the year 31,266 own shares were again resold to satisfy options exercised under existing plans (for details of the stock option plan see Note 27 or visit www.omv.com). At year end 2008, OMV held a total of 1,252,899 own shares, or 0.42% of the capital stock as a result of the latest buy-back programs. The number of shares in circulation was thus 298,747,101. The capital stock of OMV Aktiengesellschaft is exactly EUR 300 mn, divided into 300 mn bearer shares.

The Executive Board will be proposing a dividend of EUR 1.00 per share at the next Annual General Meeting, due to take place on May 13, 2009. This represents a reduction of 20% as compared to 2007, and reflects our conservative financial stance in today's highly challenging environment. The recommended dividend represents a payout ratio of 22%, and a dividend yield, based on the closing price on the last trading day of 2008, of about 5.3%.

Credit ratings
OMV received its first credit ratings by international rating agencies in September 2008. Moody's Investors Service assigned OMV an A3 senior unsecured issuer rating, and Fitch an A- issuer default rating, underlining our Group's strong credit profile. Both agencies gave their ratings "stable" outlooks.

Shareholder structure
Following an increase in the interest owned by International Petroleum Investment Company (IPIC), Abu Dhabi in October 2008, OMV's shareholder structure at year end 2008 was: 49.3% free float; 31.5% ÖIAG (representing the Austrian State); and 19.2% IPIC. Our capital stock consists entirely of common shares, and due to the application of the one-share one-vote principle there are no classes of shares that bear special rights. A consortium agreement between the two major stockholders, IPIC and ÖIAG provides for their coordinated behavior and restrictions on the transfer of shareholdings.


ÖIAG
31.5%
Free float
49.3%
IPIC
19.2%

Petrom site visit and OMV Capital Markets Day
We held two major events for analysts and institutional investors in 2008. Petrom and OMV issued joint invitations to a two-day site visit in Romania at the start of June. The entire Petrom Executive Board gave presentations, and the 60

or so invitees were able to witness the progress made with restructuring during tours of oil fields and the Petrobrazi refinery. In November, the OMV Executive Board gave presentations on operational and strategic issues, and answered questions at a one-day event in London. Adjustments to the investment program in response to the current economic and financial situation were also outlined during this Capital Markets Day. For further details and the presentations given during the site visit and Capital Markets Day, please visit our website at www.omv.com > Investor Relations.

Investor relations activities

During the year the Executive Board and the Investor Relations team staged numerous roadshows in Europe and the US in order to maintain and deepen relationships with analysts and investors. A total of over 290 one-on-one meetings and presentations were held, attracting some 900 people. Executive Board members devoted around 300 hours to face-to-face conversations with investors and analysts. In the interests of transparency and timeliness, all important information and news for stockholders, analysts and bond investors is posted on our corporate website at www.omv.com.

Financial calendar	Date [1]
Q4 2008 trading statement	January 27, 2009
Results for 2008	February 25, 2009
Q1 2009 trading statement	April 17, 2009
Results for January–March 2009	May 8, 2009
Record date [2]	May 7, 2009
Annual General Meeting [3]	May 13, 2009
Ex dividend date	May 18, 2009
Dividend payment date	May 19, 2009
Q2 2009 trading statement	July 17, 2009
Results for January–June 2009	August 5, 2009
Q3 2009 trading statement	October 20, 2009
Results for January–September 2009	November 10, 2009
Results for 2009	February 2010

[1] Subject to final confirmation.
[2] Attendance of the AGM is conditional on the deposit of shares.
[3] Commencing at 2.00 p.m. at the Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna, Austria.

Contact at Investor Relations

Angelika Altendorfer-Zwerenz
OMV Aktiengesellschaft
Trabrennstrasse 6-8, 1020 Vienna
Tel: +43 1 40440-21600
Fax: +43 1 40440-29496
E-mail: investor.relations@omv.com
To request quarterly and annual reports, please contact us or use the ordering service under www.omv.com.

At a glance (in EUR)

	2008	2007	2006	2005	2004 [1]
Number of outstanding shares in mn [2]	298.75	298.73	298.71	298.68	298.65
Market capitalization in EUR bn [2]	5.59	16.56	12.84	14.78	6.62
Volume traded on the Vienna Stock Exchange in EUR bn	15.68	19.84	22.59	11.49	4.29
Year's high	57.80	55.42	59.86	52.89	22.45
Year's low	16.70	39.10	37.20	20.93	11.93
Year end [2]	18.72	55.42	42.99	49.50	22.17
Earnings per share	4.60	5.29	4.64	4.21	2.55
Book value per share	24.77	27.24	23.36	19.73	14.29
Cash flow [3] per share	10.76	6.92	6.80	7.06	3.86
Dividend per share	1.00 [4]	1.25	1.05	0.90	0.44
Payout ratio in %	22	24	23	21	19
Dividend yield in % [2]	5.34	2.26	2.44	1.82	1.96
Total shareholder return in % [5]	(64)	31	(11)	125	91

[1] Adjusted for the ten-for-one stock split. [2] As of December 31. [3] Net cash provided by operating activities. [4] Proposed dividend.
[5] Assuming no reinvestment of dividends.

Business environment

Serious deterioration of the world economy

The global financial crisis spread extensively in 2008, unleashing a dramatic wave of wealth destruction. The second half of 2008 witnessed a massive deterioration in the real **world economy**. Governments and central banks attempted to quell the crisis by stepping in with injections of liquidity and coordinated cuts in benchmark interest rates. The sharp setback to economic activity struck the OECD countries first, halving their average growth rate to 1.2%, and then spilled over to every other region in the world. Real global economic growth decreased to about 3%. Although the long commodity price bull market abruptly went into reverse, world trade volume expanded by 4%.

Economic crisis weakens growth of entire EU

Most **European Union** member states felt the full force of the recession, and GDP growth across the region slipped below 1%. The credit shortage impacted the real economy especially corporate investment and private consumption. In **Germany** GDP growth dropped to 1.3%. Export industries were hit by faltering foreign demand, and private consumption stagnated. The downturn was somewhat milder in **Austria**, where real GDP grew by 1.7%, but the export and investment sectors – particularly buoyant in 2007 – rapidly lost momentum. The 12 **new EU member states** maintained their growth lead, recording an average 4.4% increase in GDP, but some countries were already sliding deep into recession. Shrinking foreign investment, tighter credit and currency depreciations exacerbated the fall in growth rates.

Romania achieved highest growth

Romania posted the fastest rate of economic growth in the enlarged European Union at 7.8%. Domestic demand and exports were again the main contributors to growth, rising by 10% and 14%, respectively. However, there was a severe slowdown in H2/08, accompanied by a high fiscal deficit and worsening financial market conditions.

The International Energy Agency puts **global oil demand** for the year at 85.8 mn bbl/d down by 0.2%. The main factor driving this trend was a 3.4% drop in industrial countries' demand. By contrast non-OECD consumption continued to expand, climbing by 3.7%. Global **oil output** rose by 0.9 mn bbl/d to 86.6 mn bbl/d. OPEC boosted its market share to 42.8%, producing 32.1 mn bbl/d of crude oil and 5.0 mn bbl/d of NGL. OECD oil production contracted by 2.6% and Russian output declined for the first time since 1996. Saudi Arabia, Iraq and Angola accounted for most of the overall increase in supply.

Crude price (Brent) and EUR-USD exchange rate


EUR-USD
USD/bbl
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
160
140
120
100
80
60
40
20
0
J F M A M J J A S O N D
Brent price 2007
Brent price 2008
EUR-USD 2007
EUR-USD 2008

Crude oil prices set new records in quick succession up to the start of July 2008. Starting the year on USD 96/bbl, Brent blend broke through USD 100/bbl for the first time on March 1, 2008 and hit an all-time high of USD 144.22/bbl on July 3, 2008. Prices plummeted from mid-July onwards and by year end Brent had reached USD 36.55/bbl – a level last seen in July 2004. The average price for the year was 34% up on 2007 at USD 97.26/bbl. During H1/08 the expectation of unfettered demand growth in emerging countries with regulated energy prices and the dispute over Iran's nuclear program fed bullish market psychology. However, a fundamental shift in sentiment occurred during the summer, and from then on the massive deterioration in the economic outlook and the pessimistic oil demand forecasts were reflected in oil prices. OPEC production cutbacks failed to halt the slide.

Rotterdam product prices largely tracked crudes, but trends varied depending on product. The year-on-year increases in annual average prices of the main products on a euro basis ranged between 10–42%. The EUR-USD exchange rate averaged 1.47 over the year.

Preliminary estimates of **energy consumption in Austria** show a moderate gain of 1% to some 1,430 petajoules. Domestic gas demand climbed by 7% year on year to stand at 9 bcm. Domestic natural gas production was 1.5 bcm and met around one-sixth of demand. Net imports rose by 14%; part of the increase was attributable to rising inventories. At year end the underground storage facilities contained 3.3 bcm and were 80% full. This was sufficient to cope with the fortnight-long halt to Russian gas imports at the start of 2009 without imposing supply restrictions.

Petroleum product sales on markets served by OMV were up by some 3.2 mn t to 85 mn t. This marked gain was driven by a 2.1 mn t or 26% jump in demand for heating oil, a rise of 1.3 mn t or 4% in automotive diesel use and a rise of 7% in aviation kerosene sales. Gasoline sales dropped by 3%, extending the downward trend witnessed in recent years. The 6% fall in sales of heavy fuel oil was caused by lower power station use and industrial demand.

The Danube East sales region (Bulgaria, Moldova, Romania and Serbia) recorded overall demand growth of 5%. In Romania – the largest market in this region – robust demand for diesel (+15%) and aviation kerosene (+20%) was offset by declines of 5% in gasoline and 24% in heavy fuel oil demand.

The 4% upturn in total sales in the Danube West region (Austria, Czech Republic, Germany, Hungary and Slovakia) was mainly propelled by gains of 36% and 27% in extra light heating oil sales in Germany and Austria respectively. In Austria, overall petroleum product sales volume was almost 1% down on 2007 at 11.9 mn t. Automotive fuel sales slipped – gasoline by 6% and diesel by 3%. Heavy fuel oil sales slumped by 20%.

Oil product demand in the Adriatic sales region (Bosnia and Herzegovina, Croatia, Italy and Slovenia) was up by 2%. The outstanding feature of the year was a 14% increase in diesel sales in Slovenia.

For the **polyolefin** market, 2008 was a year of price volatility and a sharp decline in sales during H2/08. Total European polyolefin sales volume was down by 7% year-on-year.

Declining sales of polyolefins

Consumption of oil products in mn t



Moldova
Bosnia and Herzegovina
Slovakia
Slovenia
Serbia
Croatia
Bulgaria
Hungary
Triveneto (Italy)
Czech Republic
Romania
Austria
Southern Germany
0
5
10
15
20
25
2008
2007


ENERGY SUPPLY
“Who will make sure that there’s enough energy for everyone by the time I grow up?”
Max Daichendt, aged 5


"That's exactly what
we're working on today."
Ashiq Hussain, Exploration & Reservoir
Management, E&P, OMV

Exploration and Production

The Exploration and Production (E&P) segment benefited from the favorable oil and gas price environment during 9m/08. This more than compensated for the negative effect of the slightly diminished production volumes in Romania, mainly attributable to reduced gas demand caused by shutdowns at important customers in the fertilizer industry, and in the UK, due to operational issues at Schiehallion as well as the sale of Dunlin.

Record result due to high prices

Strong results due to high price levels
EBIT increased by 20% to EUR 2,311 mn (thereof Petrom: EUR 821 mn) with higher oil and gas prices compensating for rising costs and slightly lower production levels. The Group's average realized oil price in USD increased by 35% and average realized gas price in EUR by 10%. Special items were mainly related to write-offs, personnel restructuring and litigation provisions. Excluding special items, clean EBIT increased by 32% to EUR 2,618 mn (thereof Petrom: EUR 1,119 mn).

Production slightly below previous year

Production of hydrocarbons was 115.9 mn boe (thereof Petrom: 71.1 mn boe), a 1% decrease compared to 2007. This equates to a production rate of 317,000 boe/d (thereof Petrom: 194,000 boe/d). Lower production volumes in Romania and the UK were largely offset by oil production increases at the fields in Yemen and Kazakhstan as well as higher production in Libya.

Industry-wide cost inflation

Production costs excluding royalties (OPEX) increased by 8% to USD 14.3/boe (2007: USD 13.2/boe). Three-year average finding costs rose to USD 6.0/boe (2007: USD 4.7/boe) due to industry-wide cost inflation and adverse exchange rate movements.

Exploration portfolio expanded
OMV recorded another year of exploration successes in Romania, Austria, Libya, Tunisia and the UK. Of 70 wells drilled (44 exploration wells and 26 appraisal wells), 29 resulted in discoveries, equating to a success rate of 41%. Extensive seismic data acquisition was carried out in Australia, Egypt, the UK, the Kurdistan Region of Iraq, Pakistan, Tunisia, New Zealand and Norway, significantly strengthening our exploration drilling portfolio for the next few years.

Proved hydrocarbon reserves as of December 31, 2008 were 1,206 mn boe (thereof Petrom: 872 mn boe) and proved and probable oil and gas reserves amounted to 2,032 mn boe (thereof Petrom: 1,399 mn boe). This resulted in a three-year average reserve replacement rate of 55% (three-year average in 2007: 46%). The reserve replacement rate for the Group for 2008 reached 91% (2007: 38%). In Romania, the reserve replacement rate increased to 71% in 2008 (2007: 38%), thereby already exceeding the target of 70% set for 2010.

In **Austria**, production decreased to 37,600 boe/d (2007: 39,200 boe/d) mainly due to the revamp of the Aderklaa sour gas processing plant which aims to increase its throughput in future. The Strasshof and Ebenthal gas fields were put on stream in Q3/08 and, since production commenced, has contributed an additional 3,000 boe/d to production volumes in H2/08.

In **Bavaria**, the Seeg-1 exploration well recorded hydrocarbon shows, albeit not commercially viable.

OMV and NAFTA a.s. started joint geological studies in the **Slovak** part of the Vienna Basin, where OMV acquired significant exploration acreage at the beginning of 2008.

At a glance

	2008	2007	Δ
Segment sales in EUR mn	5,089	4,247	20%
Earnings before interest and taxes (EBIT) in EUR mn	2,311	1,933	20%
Capital expenditure in EUR mn	2,328	1,364	71%
Production in mn boe	115.9	117.2	(1)%
Proved reserves as of December 31 in mn boe	1,206	1,216	(1)%

In the **United Kingdom**, production decreased to 7,800 boe/d (2007: 10,500 boe/d) mainly due to operational issues at Schiehallion and the sale of OMV's interest in the Dunlin field (divested in April 2008), but also due to natural decline. The Amos exploration well was completed with an oil discovery in April 2008. The Jackdaw appraisal well and a sidetrack confirmed the significant potential of the structure.

OMV strengthened its exploration portfolio in **Norway** by successfully bidding for one block as operator and acquiring an interest in a non-operated block, both located in the Norwegian Sea. Four out of OMV's six exploration licenses in Norway are OMV operated.

In **Libya**, production increased to 33,900 bbl/d (2007: 32,000 bbl/d). Development of NC186 and NC115 I and R fields led to first oil in June. In the same month, OMV signed an agreement with the Libyan National Oil Corporation (NOC) and Occidental Petroleum for the re-development of the giant Nafoora Augila field and for enhanced oil recovery measures in the Intisar fields. The contract for these assets in the prolific Sirte Basin was extended by 25 years to end in 2032 and includes a five-year exploration period. In July, NOC, OMV, Repsol, Total and StatoilHydro, renewed the agreements for blocks NC186 and NC115 in the Murzuq Basin. The terms were amended to conform to EPSA IV standard and contract duration was also extended to 2032, including a five-year exploration period. In December, NOC approved the development plans for the NC186 J and K fields and the re-development plan for the OMV operated Shatirah field in NC163.

In **Tunisia**, production increased to 9,000 bbl/d (2007: 8,100 bbl/d). OMV continued successful drilling in its operated Jenein Sud block, resulting in two further oil and gas condensate discoveries, Ahlem-1 and Sourour-1. To strengthen the exploration portfolio, an 80% operated interest was acquired from Thani Tunisia Sidi Mansour B.V. in the Sidi Mansour block in the Gulf of Gabes.

In **Egypt**, 1,500 km² 3D seismic in the offshore Block 11 (Obaiyed) was acquired.

Divestment of the interest in the Boquerón field joint venture in **Venezuela** was initiated and closing is expected in 2009.

In **Pakistan**, production decreased to 17,000 boe/d (2007: 18,300 boe/d). Appraisal of the two OMV operated gas discoveries in the Latif and Gambat blocks commenced in early 2008. OMV was successful in acquiring interests in four new non-operated exploration blocks.

In the **Kurdistan Region** of Iraq, 2D seismic was acquired in the two OMV operated exploration blocks Mala Omar and Shorish.

Stronger production in Yemen

In **Yemen**, drilling of new development wells and expansion of offloading facilities resulted in a further increase in gross production from the Habban oil field to 7,900 bbl/d, thereof 3,300 bbl/d net to OMV (2007: 1,700 bbl/d net to OMV).

OMV acquired 7,800 km of 2D seismic in four large deepwater blocks in **Australia**, located in the prospective Carnarvon Basin.

Start of production from Maari oil field in Q1/09

In **New Zealand**, production reached 13,100 boe/d (2007: 13,400 boe/d). Due to the overheated markets for equipment and services as well as bad weather conditions, start of production from Maari oil field was delayed to Q1/09. In addition, processing of 20,000 km of 2D seismic in three OMV operated deep water exploration licenses in the Great South Basin was completed.

Significant increase of reserve replacement rate in Romania

Petrom holds exploration licenses for 15 onshore and 2 offshore blocks in **Romania**, with a total area of approx. 55,000 km². Petrom operates 270 commercial oil and gas fields, which produced a combined volume of 188,500 boe/d (2007: 192,500 boe/d). Stabilization of oil production was achieved through improved drilling performance, well modernization and the application of new technologies to augment well productivity. Gas production was negatively affected by limitations in the gas transportation network and unplanned shutdowns by major customers in the fertilizer industry. Application of modern reservoir management and production technologies in addition to exploration discoveries yielded a reserve replacement rate of 71% in

Romania (38% in 2007), achieving the 2010 target two years ahead of schedule. The well modernization program was also completed. 5,049 wells were renewed, generating positive effects on production cost, production volumes and operational safety. The program was rewarded with the Excellence Award by the International Project Management Association (IPMA) as the best project in Romania in 2008. Petrom has signed an important agreement with ExxonMobil to initiate a common exploration campaign for a deep offshore area in the Black Sea. Petromservice, acquired in February 2008, is being integrated into Petrom E&P to increase quality and operational efficiency as well as to reduce production costs. In-depth analyses of operations were conducted and 'quick wins' were realized.

In **Bulgaria**, OMV relinquished the Varna Deep Sea exploration block and closed its branch office.

In **Kazakhstan**, production increased to 5,700 boe/d (2007: 4,600 boe/d) due to infill drilling and successful well stimulations in the Tasbulat Oil Company fields (Tasbulat, Turkmenoi, Aktas). First oil from the Komsomolskoe onshore oil field is expected during H1/09. The first horizontal producer and vertical gas injector wells were finalized and drilling is ongoing for four additional horizontal producers. Infrastructure and pipeline construction were finalized and the central processing facility was at the stage of mechanical completion by the end of 2008.

Exploration work in the Saratov region in **Russia** continued in 2008 and approximately 1,500 km 2D seismic was acquired.

Worldwide exploration and production portfolio


Exploration:
Egypt
Faroe Islands
Germany
Iran
Ireland
Norway
Slovakia
Kurdistan Region of Iraq
Russia Province Komi
Russia Province Saratov
Exploration and Production:
Australia
Austria
Kazakhstan
Libya
New Zealand
Pakistan
Romania
Tunisia
United Kingdom
Yemen

Exploration | Exploration and Production

Focus on cost control

Outlook for 2009

E&P production will increase as the Maari oil field (New Zealand) started with production in Q1/09 and Komsomolskoe oil field (Kazakhstan) will come on stream during H1/09. In addition, the Austrian gas fields Strasshof and Ebenthal, the Habban oil field in Yemen and the Mamu gas field and Delta oil field, both in Romania, will make positive contributions to production volumes. However, OPEC quotas will result in a lower production contribution from Libya. The first OMV operated exploration well in the Kurdistan Region of Iraq will be drilled in H2/09.

In total, OMV plans to drill about 40 exploration and appraisal wells. In Romania, the successful integration of the oil service business of Petromservice and the continuation of the Petrom turnaround program will be of major importance. The successfully completed well modernization program, the increase in operational efficiency coupled with streamlining of the organization will have a positive impact on operating costs for Petrom. The business focus will continue to be on strict cost control and project prioritization within E&P worldwide, with a view to tackling the volatile environment.

Production in 2008

	Oil and NGL		Natural gas		Total
	mn t	mn bbl	bcf	mn boe	mn boe
Austria	0.8	6.1	46.1	7.7	13.8
Petrom	4.8	34.4	198.3	36.7	71.1
Northwestern Europe	0.2	1.8	6.2	1.0	2.9
North Africa	2.1	15.7	0.0	0.0	15.7
Middle East	0.2	1.2	37.2	6.2	7.4
Australia/New Zealand	0.2	1.7	20.1	3.4	5.0
Total	**8.3**	**60.9**	**308.0**	**55.0**	**115.9**

Proved reserves as of Dec. 31, 2008

	Oil and NGL		Natural gas		Total
	mn t	mn bbl	bcf	mn boe	mn boe
Austria	7.3	51.4	494.0	82.3	133.7
Petrom	66.8	481.4	2,113.9	390.9	872.3
Northwestern Europe	1.8	13.8	28.5	4.8	18.6
North Africa	15.3	116.3	0.0	0.0	116.3
Middle East	1.8	13.3	105.1	17.5	30.8
Australia/New Zealand	2.7	20.1	83.6	13.9	34.0
Total	**95.7**	**696.4**	**2,825.2**	**509.4**	**1,205.8**

Refining and Marketing including petrochemicals

The results of the Refining and Marketing including petrochemicals (R&M) segment were impacted by substantial adverse inventory effects caused by declining crude prices in H2/08. However, the operating performance improved: Energy efficiency in the Petrom refineries further increased and margins on fuels as well as petrochemicals in refining west developed favorably. The extended petrochemical capacity of Burghausen added further benefit and the restructuring at the Bayernoil refineries was completed in 2008. The marketing business increased its contribution to the segment result in spite of fierce competition. A restructuring program for the OMV and Petrom filling station networks and rigorous cost-control programs increased efficiency and profitability.

Strong margins for fuels and petrochemicals

Earnings impacted by negative inventory effects and one-off charges
2008 was marked by contrasting fortunes for the crude oil price, with the latter reaching an all-time high in July followed by a four-year low in December, causing negative inventory effects of around EUR 300 mn, while margins on fuels and petrochemicals were favorable in 2008. The R&M segment was burdened by substantial one-off items, resulting in a negative EBIT of EUR (105) mn, which is well below the EUR 84 mn of 2007. At EUR 302 mn, clean EBIT is EUR 78 mn higher than in 2007. This figure excludes net one-off charges arising mainly from the impairment of the Arpechim refinery in Romania and restructuring costs relating to filling station networks as well as provisions for litigation in Petrom.

Negative impact of inventory effects

Despite overall increases in refining margins, caused by strong middle distillate prices, and slightly higher refinery utilization (up by 1% to 86%), earnings in refining decreased mainly caused by significant negative inventory effects as a result of the falling crude price, which declined by more than 60% during the year 2008. The refining EBIT of Petrom was additionally burdened by weak gasoline margins, which could not be offset by further improvement in own crude consumption rates (down from 12.5% in 2007 to 11.5%). The EBIT of the petrochemicals business in Austria and Germany more than doubled compared to 2007, as a result of higher capacity in the Burghausen refinery after integration of a metathesis unit was completed at the end of 2007, and higher olefin margins were realized as a consequence of declining naphtha prices in combination with quarterly in-advance fixed sales prices.

Marketing again posted a year-on-year increase in clean EBIT. By the end of 2008, the Petrom retail network comprised 819 sites and witnessed a further increased average annual throughput of more than 4 mn liters. While total retail margins slightly exceeded the 2007 level, commercial sales volumes and margins recovered from the low levels seen in 2007. Total marketing sales volumes increased by 8% compared to 2007.

Petrom benefiting from restructuring progress
The main focus of activities continued to be the integration and restructuring of Petrom. The turnaround in the marketing business was completed, with 2008 being the first year in which a positive EBIT contribution was made. In retail, the modernization of the filling station network in Romania was completed.

At a glance

	2008	2007	Δ
Segment sales in EUR mn	20,883	16,312	28%
Earnings before interest and taxes (EBIT) in EUR mn	(105)	84	n.m.
Capital expenditure in EUR mn	894	1,284	(30)%
Product sales by refining business in mn t	22.64	21.42	6%
Marketing sales volumes in mn t	18.45	17.09	8%

In Moldova, the remaining 35% of Petrom Moldova was acquired ensuring full control of the company. That business is now also being restructured.

In the commercial business, the main activities were the acquisition of an additional stake in Petrom Aviation (share increased from 48.5% to 69.4%) and the merger of the Petrom LPG activities into the LPG business, acquired from Shell Gas in 2007. The storage tank rationalization program is proceeding. By the end of 2008, two modern tank farms conforming to western standards are under construction and will be opened in 2010. Old terminals that have been shut down are being removed and the locations decommissioned.

Old equipment is also being removed at a site renewal project in the Petrobrazi refinery with soil decontamination and land recultivation schemes implemented, thus contributing to improved environmental and security standards. The FCC (fluid catalytic cracking) gasoline post-treater unit was completed in 2008 and will significantly enhance Petrom's capabilities for production of EU specification fuels. Progress was made on the Front-End Engineering and Design (FEED) phase for the major Petrobrazi repositioning investment during the year and the first long-lead items were ordered.

The strategic initiative to divest the Arpechim petrochemicals business was not completed due to the worsening economic environment in 2008. Due to the critical condition of the petrochemicals market, the operation of the steam cracker unit was halted in mid-November.

Restructuring investments in western refineries completed

In December, the restructuring of the refinery network Bayernoil was completed and on-specification production commenced. The restructuring activities included the closure of the Ingolstadt refinery, leading to a reduction in annual refining capacity from 12 mn t to 10.3 mn t (of which OMV share is 45%). A new hydrocracker in Neustadt was also installed. These modernization measures contribute to the growing demand for middle distillates and will have a positive impact on efficiency.

New thermal cracker in Schwechat

In Schwechat, the construction of a thermal cracker was completed and will start operations early in 2009. This investment allows OMV to increase residue conversion by enabling use of heavier crudes while increasing the proportion of higher quality products in the output mix. Additionally, one desulfurization unit was upgraded supporting the production of sulfur free products.

Annual refining capacities

	mn t
Refineries west	
Schwechat	9.6
Burghausen	3.6
Bayernoil	4.6
Refineries east	
Petrobrazi	4.5
Arpechim	3.5
Total	**25.8**

Number of filling stations and VIVA shops


3,000
2,500
2,000
1,500
1,000
500
0
635
1,826
804
1,736
807
1,731
819
1,709
2005
2006
2007
2008
OMV filling stations
Petrom filling stations
VIVA shops

Optimization of filling station network

Efficiency of marketing business increasing

Optimization and efficiency-enhancing projects in marketing again yielded in substantially increased contribution to EBIT. Network segmentation in retail resulted in divestment of inefficient filling stations in Austria and the withdrawal from non-core regions in Germany. The number of filling stations was therefore slightly reduced to 2,528 while the average throughput increased to 3.4 mn liters (compared to 3.1 mn liters in 2007). The roll-out of the VIVA convenience store concept was continued as planned. Shop sales again increased by more

then 14% compared to 2007. In the commercial business, the sale of the heating oil end-customer unit in Germany and further streamlining of the customer base will lead to increased efficiency. In partnership with BP, a sulfur-free heating oil branded "Vitatherm" was successfully launched in autumn in Austria and Germany.

Petrol Ofisi operationally strong but negative FX effects

Extremely volatile year for Borealis
While the petrochemical industry witnessed a further rise in sales prices in the beginning of 2008, continuing the upward trend of previous years, in H2/08 the entire industry faced a dramatic and unprecedented drop in prices and volumes as a result of the financial crisis and its impacts on the global economy.

Cracker margins were very low in the first six months of the year, when crude and naphtha prices increased, while olefin prices – fixed at the beginning of a quarter – lagged behind. Cracker margins recovered by the second half of the year as a consequence of declining naphtha prices in combination with quarterly-in-advance fixed olefin prices, whereas the development of polyolefin margins worsened in the second half

Markets served by Refining and Marketing


Germany
Bayern-oil
Czech Republic
Burghausen
Schwechat
Slovakia
Austria
Hungary
Moldova
Romania
Slovenia
Italy
Croatia
Arpechim
Petrobrazi
Bosnia and Herzegovina
Serbia
Black Sea
Bulgaria
Adriatic Sea
Mediterranean Sea
Turkey

OMV refineries

of the year. At the end of 2008, polyolefin sales prices and volumes dropped sharply which led to further deteriorating margins for this product.

Borealis' melamine and fertilizer production achieved an all-time high level of profitability in 2008 despite some volatility particularly during Q4/08.

Borouge – a 40:60 joint venture between Borealis and the Abu Dhabi National Oil Company (ADNOC) – continued to perform extremely well during the year. In addition to the Borouge 2 project, a feasibility study was initiated for Borouge 3 to add an additional 2.5 mn t of capacity by 2014.

Highlights of Borealis' asset investment program in Europe were the inauguration of a 330,000 t polypropylene plant in Burghausen (Germany), the beginning of construction at a new polyethylene plant in Stenungsund (Sweden) and the groundbreaking for the expansion of Borealis' international innovation headquarters in Linz (Austria).

Record operating results for Petrol Ofisi mitigated by FX losses

During 2008, OMV raised its stake in Petrol Ofisi – the Turkish filling station and commercial market leader – to 42%. Thanks to above-average margins in its retail and commercial businesses as well as increased sales volumes over the previous year, Petrol Ofisi achieved its highest operating result ever. However, due to the sharp depreciation of the Turkish lira against the USD in 2008, Petrol Ofisi's contribution to OMV Group's financial income declined from EUR 104 mn in 2007 to EUR 10 mn.

Outlook for 2009

Refinery fuels margins are expected to weaken from 2008 levels and the petrochemical business is expected to suffer from reduced market demand and lower margins caused by the economic downturn. In Schwechat, the thermal gasoil unit will come on stream at the beginning of 2009, which will enable an increase in the share of heavy crude oil input and should also result in improvement of the product yield. No major shutdowns are planned in 2009. The construction of the Ethylene Pipeline Süd (EPS) C_2 pipeline will continue and should be completed in 2010. The EPS will strengthen the petrochemical industry in Bavaria (Germany). In Petrom, the restructuring of the refining business will proceed according to the plans earlier announced. Investments in the marketing business are focused on optimization and efficiency increase. Marketing sales are expected to fall slightly, with a decline in marketing margins.

Focus 2009 on further optimization and efficiency increase

Gas and Power

In 2008, the Gas segment was renamed Gas and Power (G&P) in recognition of our decision to enter the electricity generation business. Entry to the power generation market, thereby extending the gas supply chain, will be one of the main factors driving the development of G&P over the next few years, and will also play an important role in OMV's transformation into an integrated energy group.

Good financial year 2008

Segment EBIT was stable at EUR 245 mn (thereof Petrom EUR 30 mn). The contribution from the logistics business unit grew by about 38% as a result of the consolidation of the pipeline operation company Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H (from Q4/07 onwards), as well as increased total gas transportation sold and full storage capacity utilization. The supply, marketing and trading business unit was impacted by the severe oil price decline in H2/08 and the difficult trading conditions on international spot markets in 2008. Notwithstanding these adverse conditions, the supply, marketing and trading business delivered a solid contribution to G&P results. Total sales volume edged down due to declining demand in Romania, although EconGas posted higher sales volumes. Since the start of 2008, Petrom's Doljchim fertilizer plant has been included in G&P's segmental reporting; it made a negative contribution to EBIT of EUR 21 mn.

Further international projects

Extending G&P's footprint
After establishing a presence in Turkey and Azerbaijan in 2007, OMV also opened an office in Turkmenistan to represent the Group's interests in the Caspian Region in autumn 2008. Near the end of 2008, OMV joined forces with RWE Supply & Trading GmbH to form Caspian Energy Company Ltd. that will promote infrastructure solutions related to the Nabucco gas pipeline.

Supply, marketing and trading
Greater advantage is taken of synergies between the operating subsidiaries in the supply, marketing and trading business unit. Sales volume was only marginally lower at about 13 bcm despite increasingly difficult market conditions. In April 2008, OMV and Gazprom marked the 40th anniversary of the first Russian gas deliveries. The celebrations underlined the close cooperation that has been a feature of this long partnership.

EconGas
In 2008, EconGas positioned itself favorably in the main gas markets in continental Europe. Stepping up its trading activities is a key element in the company's expansion strategy and an important step towards further internationalizing its operations. However, it is not being distracted from the Austrian market, which gives it a strong base to build on. The success of the international expansion of EconGas policy is shown by the fact that exports now account for over one-quarter of its 7.5 bcm in sales. In 2008, trading via the Hungarian subsidiary occurred for the first time. During the year under review, EconGas also continued to invest in import diversification in the interests of supply security, so as to capitalize on demand growth and be more capable of riding out any supply disruptions. In 2008, preparations were also made to receive the first LNG delivery, destined for the Italian market, for the beginning of 2009.

At a glance

	2008	2007	Δ
Segment sales in EUR mn	3,798	3,096	23%
Earnings before interest and taxes (EBIT) in EUR mn	245	244	0%
Capital expenditure in EUR mn	243	155	57%
Natural gas sold in bcm	12.8	13.1	(2)%
Transportation capacity sold in bcm	66.3	64.3	3%
Storage volume sold in mn cbm	2,187	2,006	9%

Petrom
Despite the adverse conditions in the Romanian gas market created by plunging demand from the fertilizer industry, political and regulatory issues, rising import prices and the global financial crisis, Petrom succeeded in defending its strong position in 2008. Although total Romanian gas demand contracted by 5.4% year-on-year, totaling 14.6 bcm in 2008, Petrom's sales only declined by 4.5% to 5.02 bcm, and its marketing arm, Petrom Gas s.r.l., recorded increases in sales volume and market share. Producer gas prices, which are still regulated, were raised from RON 470 to RON 495/1,000 cbm in February 2008. However, the price fell by 14% in USD terms due to exchange rate movements. In spite of these challenges, well designed optimization programs and strict cost management delivered excellent results for the year.

International infrastructure projects aimed at safeguarding Europe's security of supply
The Austrian transport and storage activities are grouped in the logistics business unit. This is also responsible for three projects that are crucial to European gas supply security – the Nabucco gas pipeline and the Gate and Adria LNG terminals. During the year, we also commenced implementation of an international storage portfolio.

Nabucco gas pipeline project
The Nabucco gas pipeline is one of the most important European energy infrastructure projects under way at present. Its strategic goal is diversification of European gas supplies by tapping into the world's largest gas reserves. The planned 3,300 km pipeline would transport natural gas from the Caspian Region and the Middle East to Central Europe. A market survey carried out in 2008 indicated market demand of more than double the pipeline's planned rated capacity of 31 bcm/y. Nabucco is currently in the project development phase, with the start of construction scheduled for 2011 and commissioning of the first pipeline phase scheduled for 2014. In February 2008, a sixth member, RWE Supply & Trading GmbH, joined the Nabucco consortium, strengthening it considerably and greatly improving the project's chances of implementation. The year also saw the final decision on the regulatory exemptions for Austria and Hungary under the EU Gas Directive. Rulings by the Romanian and Bulgarian regulators are promised for H1/09. The European Commission is participating in talks on an inter-governmental agreement between the Nabucco countries, which have reached an advanced stage. Other planned milestones in 2009 are the marketing of the transportation capacity via an open season process, technical detail engineering, and the start of the social and environmental impact assessment.

Nabucco project of high importance for Europe

LNG business
Construction of the Gate LNG terminal in Rotterdam began on schedule in 2008. OMV holds a 5% interest in the terminal and EconGas has reserved 3 bcm/y of regasification capacity there. In 2008, E.ON became the fourth minority shareholder, leading to a decision to increase the terminal's capacity to 12 bcm/y. The facility is due to start operating in 2011. The Croatian government has confirmed the island of Krk as the location for the planned Adria LNG terminal in which OMV holds a 25.58% stake. Local partners are due to join the consortium in 2009. The terminal is scheduled to come on stream in 2014/15 at an initial capacity of around 11 bcm/y, to be raised to 15 bcm/y by subsequent expansion.

Progress in LNG projects

Secure long-term outlook for the transport and storage business
2008 was another good year for the transport and storage businesses operated by OMV Gas GmbH, a wholly owned subsidiary of OMV Gas & Power GmbH. In response to European efforts to enhance and harmonize transparency, a new definition of transmission volumes was introduced in 2008. This is based on the quantities delivered to other transmission or distribution system operators at the interconnection points. The volume of gas transported by our systems rose by 3% to 66.3 bcm in 2008. This increase was mainly driven by the expansion of the WAG pipeline and by the commissioning of the Eggendorf compressor station on the TAG pipeline. The 2007 long-term plan of the control

Further growth of G&P

area manager AGGM gives top priority to the Südschiene (southern corridor) project, aimed at underpinning supply security in Styria and Carinthia (Austria). As part of this project, which is crucial to supplies in the Eastern control area, in 2008 OMV Gas GmbH began laying the Baumgarten-Auersthal pipeline section, due for completion in 2011. Supply security concerns are reflected in the increased demand for our storage services. Storage capacity sales to Austrian and foreign customers were up by 9% on 2007 – which itself was a year of high capacity utilization – to 2,187 mn cbm. The trend towards contracts with long durations continued in 2008, signaling customers' desire to lock in what limited capacity exists in good time.

Powering ahead

In 2008, we made good headway with building an electrical power business. We are working to create additional value through forward integration of the existing value chain. The electrical power business will focus on fast-growing markets and offer potential synergies with other OMV operations. This strategic thrust is reflected in the addition of the new business unit Power to the Gas segment. OMV Power International GmbH, a wholly-owned subsidiary of OMV

Strong position of the G&P segment in the European growth belt


Norway
Russia
LNG
LNG
Caspian Region
Middle East
North Africa
Equity production
EconGas sites
Turntable Baumgarten
Existing supply sources
Potential supply sources

Gas & Power GmbH, is tasked with implementing the electrical power projects. Construction of the power plant at the Petrobrazi site in Romania is proceeding according to schedule. Other power plants projects, in Germany and Turkey, are on the drawing board, and renewable generation projects are currently being evaluated.

Developing the Central European Gas Hub (CEGH) into a gas exchange
Membership of CEGH grew again in 2008, from 64 to 80. This led to increased liquidity and propelled traded monthly volume to an all-time high of over 2 bcm in December 2008. The sixth auction held on behalf of EconGas under the gas release program again attracted strong domestic and foreign interest, and 250 mn cbm of natural gas was sold. Now with new shareholders on board, the company is working to turn CEGH into the leading gas hub in continental Europe. OMV, Gazprom, Centrex and the Vienna Stock Exchange will be collaborating to develop it into a true gas exchange.

Chemicals
In 2008, responsibility for the Doljchim fertilizer plant in Romania passed from E&P to G&P. During the year, production was affected by scheduled turnaround and some unplanned shutdowns. Financial performance was satisfactory in H1/08 due to strong product prices, but in H2/08 Doljchim was hit by lower prices and weaker demand as a result of the financial crisis, leading to production cutbacks and temporary shutdowns.

Outlook for 2009
Gas supply, marketing and trading is mounting a major drive to expand its international marketing and trading activities with a view to hitting its 18 bcm sales target by 2010. Key elements of this strategy are supply portfolio diversification and the conclusion of more long-term contracts. This depends on opening up new supply sources and LNG or pipeline routes. The focus is on the Caspian Region, the Middle East and North Africa. Another high priority is developing integrated projects with E&P to boost the proportion of equity gas in our long-term supply portfolio. In Romania, gas demand is expected to fall again, depressed by low fertilizer output. In the logistics business unit, the Austrian TAG and WAG pipeline expansion projects will continue in 2009; these should lift the quantity of gas transported to over 70 bcm by 2010. Completion of the Weitendorf compressor station on the TAG pipeline is scheduled for 2009. On the international front, the main milestone will be the marketing of Nabucco capacity via an open season process. This and the inter-governmental agreements that will establish the legal framework will open the way for the final investment decision. Meanwhile the Caspian Energy Company will launch the first studies on pipelines in Central Asia. Development of our new LNG business will be driven by aggressively pursuing the Rotterdam (Gate) and Krk (Adria LNG) regasification projects, and carrying out a detailed evaluation of the options for constructing liquefaction plants. CEGH will step up its cooperation with international brokerage and trading firms in order to increase liquidity, and will continue to work towards the development of a gas exchange in cooperation with the Vienna Stock Exchange. In 2009, the electrical power business will continue with the construction of the power plant in Romania. Work on the gas and electricity network connections is due to start during the year.

Several projects to strengthen business segment


OUTLOOK
“What will you focus on in 2009?”
Stefan Maxian, Equity Analyst, Raiffeisen Centrobank


"Implementing our strategy
in a challenging environment."
David C. Davies, Chief Financial Officer, OMV

Directors' report

Group financials			EUR mn
	2008	2007	Δ
Sales revenues	25,543	20,042	27%
Earnings before interest and taxes (EBIT)	2,340	2,184	7%
Net income before minorities	1,529	1,843	(17)%
Net income after minorities	1,374	1,579	(13)%
Cash flow from operating activities	3,214	2,066	56%
Capital expenditure [1]	3,547	4,118	(14)%
Employees as of December 31	41,282	33,665	23%

[1] Includes acquisitions as well as investments in associated companies and other interests; adjusted for additions which by definition are not considered as capital expenditure.

Record operating result despite challenging environment

OMV again delivered a record operating result in 2008. Compared to 2007, EBIT increased by 7% to EUR 2,340 mn, with high oil prices more than offsetting the weaker USD and substantial one-off special charges. Net special charges mainly related to provisions for litigations in Romania, the impairment of Arpechim and restructuring expenses in Austria, Germany and at Petrom. Net income including minorities was down by 17% on the previous year to EUR 1,529 mn, and net income after minorities declined by 13% to EUR 1,374 mn. The net financial result at EUR (31) mn came in considerably below previous year's level, mainly as a result of the weaker at-equity result and the weaker net interest result. The effective corporate tax rate was 34% in 2008 (2007: 24%). This sizeable increase is attributable to reduced profit contribution from net-of-tax at-equity and low-taxed Petrom incomes in relation to high-taxed E&P results. This effect is exacerbated by the new contracts in Libya which came into effect in H2/08. Return on average capital employed (ROACE) declined from 16% to 12%, return on fixed assets (ROfA) fell from 25% to 23%, and return on equity (ROE) also decreased from 19% to 16%. For definitions of these ratios readers are referred to the abbreviations and definitions on page 147 which are an integral part of the Directors' report.

Strengthened E&P portfolio

In the **Exploration and Production (E&P)** segment, the exploration portfolio was strengthened considerably by new exploration licenses in Norway, Pakistan, Tunisia and Slovakia. By signing new contracts with the Libyan National Oil Corporation the OMV Group strengthened its long-lasting engagement in this region and extended its access to the profitable onshore blocks in the Murzuk Basin until 2032. In addition, together with Occidental, OMV succeeded in signing agreements for the re-development of the giant oilfield Nafoora Augila and other oilfields in the prolific Sirte Basin. The Maari offshore oil field in New Zealand and the Komsomolskoe onshore oil field in Kazakhstan are in the final development stage. In Austria, Ebenthal and Strasshof went on stream and have been contributing to E&P's domestic gas production since August. In Yemen, Habban oil production was increased by drilling additional wells. OMV recorded exploration successes in Romania, Austria, Libya, Tunisia and the UK. In February 2008, the Romanian oil services business of Petromservice was acquired to enhance the quality and efficiency in Petrom's service business. The well modernization program at Petrom is completed with 5,049 wells modernized, reducing maintenance shutdowns from 20 per oil well per year to just 2.

In the **Refining and Marketing including petrochemicals (R&M)** segment, the main focus of investments was to finalize the modernization of the western refineries. In the Bayernoil refinery network (OMV share: 45%), restructuring was completed in Q4/08. The restructuring activities included the closure of the Ingolstadt refinery, leading to a reduction of the annual refinery capacity in Bayernoil from 12 mn t to 10.3 mn t, and the installation of a new hydrocracker in the Neustadt refinery. It enables an increase in the share of heavy crude oil input, and at the same time, an improvement in product yield by increasing middle distillates and reducing heavy fuel oil. In Schwechat, a further reduction of sulfur

content in heating oil extra light down to 10 ppm was achieved by upgrading a desulfurization unit in Q2/08. Furthermore, the construction of a thermal cracker to extend residual conversion was completed. This enables the use of heavier crude oil and the production of higher quality products from Q1/09 onwards. The optimization of retail network, leading to divestment of tail end filling stations in Austria and the withdrawal from non-core regions in Germany, contributed to an increased efficiency in the marketing business. In the Romanian refineries a comprehensive modernization program is gradually being implemented resulting in first improvements of the yield structure. However, it is likely that larger earnings improvements will not become visible until the completion of extensive investments. In Petrobrazi, a new FCC gasoline post treater unit (fluid catalytic cracker) was technically completed in 2008 and will enhance Petrom's abilities to comply with European product specifications from Q1/09 onwards. In Arpechim, impairment of the book value of the fuels refinery was booked in Q3/08 to reflect its weak economic performance. Negotiations concerning the sale of the petrochemicals business are still ongoing. One success was the turnaround of the marketing business, with 2008 being the first year with positive EBIT contribution. The modernization of the retail network of Petrom is now fully completed resulting in a further increase in annual throughput per station to 4 mn liters.

In 2008, the stake held in Petrol Ofisi, Turkey's leading company in the retail and commercial business, was increased by a further 2.0% points to 41.6%.

In the **Gas and Power (G&P)** segment, a new loop "Kirchberg – Lichtenau" in the WAG pipeline and a compressor station at the TAG pipeline were completed and brought into operation according to plan, leading to an increased gas transportation capacity. In Romania, the progress of the first OMV gas-fired power plant at the Petrobrazi refinery is proceeding according to plan. In August OMV purchased a 60% stake in Borasco Elektrik. The latter will set up an 890 MW gas-fired power plant in Samsun on the Turkish Black Sea Coast.

High interest in Nabucco capacities

The Nabucco gas pipeline project is in the development phase in which all technical, legal, economic and financial issues are assessed. In preparation for the open season process, where binding bids for transportation capacities will be made by shippers, a market survey on a non-binding basis has been performed in 2008. This market survey clearly revealed that the demand for Nabucco capacity is such that Nabucco is more than 100% overbooked by potential shippers from day one on a long-term basis.

Earnings before interest and taxes (EBIT)

Earnings before interest and taxes (EBIT) [1] — EUR mn

	2008	2007	Δ
Exploration and Production (E&P)	2,311	1,933	20%
Refining and Marketing incl. petrochemicals (R&M)	(105)	84	n.m.
Gas and Power (G&P)	245	244	0%
Corporate and Other (Co&O)	(111)	(77)	44%
OMV Group	**2,340**	**2,184**	**7%**

[1] Consolidation adjustments as disclosed in the segment report of the Notes have been allocated to the segments.

E&P benefited from high price level

E&P EBIT increased by 20% to EUR 2,311 mn, mainly due to significantly higher prices, despite production volumes being slightly down and net negative FX effects. Total production of oil, NGL and gas fell by 1% to 317,000 boe/d. Oil and NGL production was 1% higher than in 2007 as increased production in Libya, Yemen, Kazakhstan and Tunisia more than compensated for shortfalls in the UK. Gas production fell by 4%. At Petrom, gas production was negatively impacted by well workovers, water influx in some wells as well as technical difficulties due to pipeline pressure. In 2008, non-recurring net expenses of EUR 307 mn were reported, mainly related to litigation provisions in Romania and impairments in Russia and Iran.

R&M EBIT impacted by one-offs

Despite considerable improvements in the marketing business and petrochemicals west, the reported **R&M** EBIT came in substantially below last year's level, mainly reflecting substantial net special charges and significant inventory losses in refining. The reported non-recurring net expenses of EUR 408 mn mainly related to litigation provisions in Romania, impairments of the Arpechim fuel refinery and of filling stations. Negative inventory effects could not be compensated by the 19% increase of the OMV indicator refining margin and higher refining sales volumes (up by 6%). The OMV indicator refining margin east, with a high proportion of own crude consumption in the calculation, showed a decline due to the high crude price environment experienced during 9m/08. Overall capacity utilization increased slightly to 86%. Volumes in the retail and the commercial business showed a positive trend. Margins in the retail sector improved slightly and margins in the commercial business recovered from the very low levels of 2007, especially in diesel and domestic heating oil.

G&P EBIT was EUR 245 mn at levels comparable to 2007. While the logistics business benefited from high storage demand, pipeline extensions and the consolidation of Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., gas supply, marketing and trading was negatively influenced by lower volumes and difficult market conditions. Furthermore, the result was burdened by the inclusion of Doljchim fertilizer plant in G&P. In 2008, non-recurring net expenses of EUR 29 mn were recognized, mainly related to litigation provisions and the impairment of assets at Doljchim.

Expenses in the **Corporate and Other (Co&O)** segment increased by 44% to EUR 111 mn in 2008. This is mainly due to the fact that, starting in 2008, costs that relate to pure corporate functions at Petrom are reported separately in the Co&O line and are no longer absorbed by the operating segments.

Notes to the income statement

Summarized income statement			EUR mn
	2008	2007	Δ
Sales revenues	25,543	20,042	27%
Direct selling expenses	(238)	(216)	10%
Cost of sales	(20,704)	(15,953)	30%
Other operating income	278	212	31%
Selling and administrative expenses	(1,161)	(1,224)	(5)%
Exploration, research and development expenses	(348)	(237)	47%
Other operating expenses	(1,030)	(439)	134%
Earnings before interest and taxes (EBIT)	**2,340**	**2,184**	**7%**
Net financial result	(31)	228	n.m.
Taxes on income	(780)	(569)	37%
Net income	**1,529**	**1,843**	**(17)%**
Thereof attributable to minority interests	155	264	(41)%
Net income after minorities	**1,374**	**1,579**	**(13)%**

OMV is an integrated energy company. As oil produced by the E&P segment is either processed at Group refineries or – in large part – marketed by R&M (Supply & Trading), the R&M business segment represents the largest share of the Group's consolidated sales. The volatility in the main factors affecting profitability – crude oil prices and the USD – may cause considerable swings in sales and cost of sales, and the impacts on earnings are therefore difficult to predict. The order backlog is of relatively low importance to the oil business.

Compared to 2007, **consolidated sales revenues** increased by 27% to EUR 25,543 mn, mainly driven by the favorable market environment in 9m/08. Sales of the **E&P** segment increased by 20% to EUR 5,089 mn as a result of significantly higher oil and gas prices. After the elimination of intra-group transactions (mainly crude oil, partly gas) of EUR 4,066 mn, the contribution of the E&P segment to consolidated sales revenues was EUR 1,023 mn or about 4% of the Group's total (2007: EUR 853 mn or 4%). Consolidated sales in the **R&M** segment amounted to EUR 20,837 mn or 81% of total sales (2007: EUR 16,285 mn or 81%). **G&P** sales increased to EUR 3,798 mn (2007: EUR 3,096 mn), mainly caused by considerably higher gas prices and the inclusion of Doljchim fertilizer plant in the G&P segment. After elimination of intra-group sales to refineries, the G&P segment's contribution was EUR 3,675 mn or approximately 14% of total sales (2007: EUR 2,896 mn or 14%).

Over 50% of Group sales from Austria and Germany

Austria retained its position as the most important of the Group's **geographical markets** with sales of EUR 8,734 mn or 34% of the Group's total (2007: EUR 6,896 mn or 34%). Sales revenues in Germany increased from EUR 3,845 mn in 2007 to EUR 4,686 mn in 2008, representing a revenue contribution of 18% in 2008 (2007: 19%). In Romania, sales revenues also increased, amounting to EUR 3,801 mn or 15% of total sales (2007: EUR 3,154 mn or 16%). Sales in the Rest of Central and Eastern Europe were EUR 4,429 mn or 17% of Group sales (2007: EUR 3,339 mn or 17%), Rest of Europe accounted for EUR 2,765 mn or 11% (2007: EUR 2,022 mn or 10%). Sales revenues in the Rest of the World rose to EUR 1,127 mn, representing 4% of total sales (2007: EUR 787 mn or 4%).

Direct selling expenses increased by 10% to EUR 238 mn and mainly consisted of third-party freight-out expenses. **Cost of sales**, which included variable and fixed production costs as well as costs of goods and materials employed, increased by 30% to EUR 20,704 mn, primarily reflecting the high average price level in 2008. Largely driven by exchange gains, **other operating income** rose by 31% to EUR 278 mn.

Apart from exchange gains this item mainly comprised gains on the disposal of assets, income from insurance indemnifications and other compensations, subsidies, and licenses. **Selling expenses** of EUR 882 mn largely remained at last year's level, while **administrative expenses** were reduced by 14% to EUR 279 mn.

Exploration expenses rose by 51%

Exploration costs were up by 51% to EUR 334 mn, mainly due to increased exploration activities at Petrom, in North Africa, and in the Kurdistan Region of Iraq.

Research and development (R&D) expenses of EUR 14 mn were down by 12% compared to the previous year and chiefly related to the R&M segment.

Other operating expenses were up by 134% compared to 2007, amounting to EUR 1,030 mn. This large increase was mainly caused by the litigation provisions booked at Petrom, but also by higher costs for third party services, restructuring costs and foreign exchange losses.

Petrol Ofisi and Borealis contributed lower results

Net financial result showed an expense of EUR 31 mn (2007: income of EUR 228 mn). The reduction compared to the previous year was mainly due to a weaker income from associated companies (down by EUR 180 mn). Dividend income rose by EUR 38 mn, while net interest income developed unfavorably (drop by EUR 86 mn). **Income from associated companies** amounted to EUR 118 mn (2007: EUR 298 mn), with the recognized share of the Borealis group result accounting for EUR 91 mn (2007: EUR 186 mn) and the pro-rata result of the Turkish marketing company Petrol Ofisi accounting for EUR 10 mn (2007: EUR 104 mn). The result of Borealis was burdened by reduced market demand due to the global economic downturn and by stock revaluation effects, that of Petrol Ofisi by the depreciation of the Turkish lira against the US dollar. **Dividend income** was EUR 92 mn (2007: EUR 53 mn) and contained a dividend from the MOL investment at the amount of EUR 78 mn (2007: EUR 26 mn). **Net interest income** showed an expense balance of EUR 213 mn (2007: EUR 127 mn), the increase compared to the previous year being due to the higher gearing ratio.

Taxes on income increased by EUR 211 mn to EUR 780 mn compared to 2007. Current taxes on income were up by EUR 281 mn to EUR 837 mn as a result of E&P's strong profit performance. In 2008, **deferred tax income** of EUR 57 mn (2007: EUR 14 mn deferred tax expense) was recognized. The Group's **effective tax rate** increased by 10.2% points to 33.8% compared to 2007. This sizeable increase was mainly attributable to comparatively lower profit contribution from at-equity investments shown net of tax and low-taxed Petrom incomes in relation to high-taxed E&P results. This effect is exacerbated by the new contracts in Libya which came into effect in H2/08. As a consequence of the new contracts, the scope of accounting for EPSA contracts was extended. The taxes payable under certain EPSA contracts in the form of deliveries of crude are disclosed as taxes on income, so that revenues are grossed up. In addition, the lower effective tax rate in 2007 was also due to the one-off effect related to the tax rate change in Germany in 2007.

Capital expenditure

Capital expenditure [1]			EUR mn
	2008	2007	Δ
Exploration and Production	2,328	1,364	71%
Refining and Marketing incl. petrochemicals	894	1,284	(30)%
Gas and Power	243	155	57%
Corporate and Other	82	1,316	(94)%
Total capital expenditure	**3,547**	**4,118**	**(14)%**
+/– Changes in the consolidated Group and other adjustments	284	59	381%
– Investments in financial assets	(132)	(1,314)	(90)%
Additions according to statement of non-current assets (intangible and tangible assets)	**3,699**	**2,864**	**29%**
+/– Non-cash changes	(469)	(546)	(14)%
Cash outflow due to investments in intangible and tangible assets	**3,230**	**2,318**	**39%**
+ Cash outflow due to investments in securities, loans and other financial assets	389	1,419	(73)%
Investments as shown in the cash flow statement	**3,619**	**3,737**	**(3)%**

[1] Includes acquisitions as well as investments in associated companies and other interests; adjusted for capitalized decommissioning costs, exploration wells that have not found proved reserves, borrowing costs and other additions which by definition are not considered as capital expenditure.

Capital expenditure decreased to EUR 3,547 mn (2007: EUR 4,118 mn). Substantially lower CAPEX in Co&O and R&M were partly compensated by higher CAPEX in E&P as well as in G&P. CAPEX in 2007 had been exceptionally high due to the acquisition of an additional stake in the Hungarian oil and gas company MOL.

E&P invested EUR 2,328 mn (2007: EUR 1,364 mn) mainly in the acquisition of the oil service activities of Petromservice, field developments in Romania, Austria, the UK, Kazakhstan and New Zealand and signature bonuses agreed with the Libyan NOC for the oil fields NC115 and NC186 as well as for the Nafoora Augila oil field. Capital expenditure in the **R&M** segment amounted to EUR 894 mn (2007: EUR 1,284 mn), mainly related to investments in quality enhancement projects in Austria and Romania as well as the construction and remodeling of filling stations. The main focus of investment in the **G&P** segment (2008: EUR 243 mn; 2007: EUR 155 mn) related to investments in the construction of power plants in Brazi, Romania and Samsun, Turkey, and the WAG expansion project. Capital expenditure in the **Co&O** segment was EUR 82 mn (2007: EUR 1,316 mn, of which EUR 1,205 mn related to MOL).

The reconciliation of total capital expenditure to additions according to the statement of non-current assets (intangible and tangible) mainly relates to investments in financial assets, changes in the consolidated Group and additions which by definition are not considered as capital expenditure. The difference between the additions shown in the statement of non-current assets and the investments reported in the cash flow statement partly arise from investments in intangible and tangible assets that did not affect cash flows during the period (including liabilities arising from investments and capitalized borrowing costs). In addition, cash outflows due to investments in financial assets are included in the overall investments shown in the cash flow statement.

Strong increase in investment in E&P and G&P

Balance sheet

Summarized balance sheet EUR mn

	2008	%	2007	%
Assets				
Non-current assets	15,351	72	14,760	69
Intangible assets and property, plant and equipment	11,229	53	9,450	44
Investments in associated companies	1,955	9	2,126	10
Other non-current assets	2,167	10	3,184	15
Deferred tax assets	140	1	56	0
Current assets	5,884	28	6,434	30
Inventories	2,173	10	2,444	12
Trade receivables	2,000	9	2,409	11
Other current assets	1,712	8	1,581	7
Equity and liabilities				
Equity	9,363	44	10,340	49
Non-current liabilities	5,833	27	3,781	18
Pensions and similar obligations	932	4	923	4
Bonds and interest-bearing debts	2,526	12	916	4
Decommissioning and restoration obligations	1,679	8	1,556	7
Provisions and other liabilities	696	3	386	2
Deferred tax liabilities	363	2	308	1
Current liabilities	5,816	27	6,822	32
Trade payables [1]	2,141	10	2,573	12
Interest-bearing debts	1,607	8	2,515	12
Other provisions and liabilities [1]	2,069	10	1,734	8
Total assets/equity and liabilities	**21,376**	**100**	**21,250**	**100**

[1] Accruals for goods and services not yet invoiced, which were reported under other provisions and liabilities in 2007, are reported as trade payables (short-term) in 2008. The comparative figures for 2007 have been adjusted accordingly.

Total assets almost unchanged

Total assets grew slightly by EUR 126 mn to EUR 21,376 mn. The increase in non-current assets was primarily related to capital expenditure. The decline in current assets by EUR 550 mn can be mainly attributed to reduced crude and product prices which are reflected in lower inventory values and trade receivables.

Non-current assets grew by EUR 591 mn to EUR 15,351 mn, of which EUR 1,779 mn relate to the increase in **intangible assets and property, plant and equipment**. High additions to intangible assets and property, plant and equipment (EUR 3,699 mn) exceeded the total of depreciation and amortization as well as disposals by EUR 2,719 mn. The ratio of intangible assets and property, plant and equipment to total assets climbed from 44% to 53%.

Investments in associated companies declined by a total of EUR 171 mn, with positive results from associated companies – mainly from Borealis and Petrol Ofisi – as well as increases (Borasco, additional shares in Petrol Ofisi) being more than offset by strong reductions due to currency translation and disposals (Oberösterreichische Ferngas). **Other non-current assets**, which primarily comprise financial investments, securities and non-current receivables, declined by EUR 1,017 mn, with the downturn caused by lower MOL share prices being the most important factor.

Inventories fell by EUR 271 mn, primarily reflecting reduced cost of goods purchased. The decrease in **current trade receivables** of EUR 409 mn was compensated by a decline in **current trade payables** of EUR 432 mn. **Other current assets** rose by EUR 131 mn.

Equity (including minorities) declined by EUR 976 mn, leading to a reduction of the equity ratio from 49% as of December 31, 2007 to 44% at the balance sheet date. Net income and positive effects from hedges were offset by reductions caused by revaluations of securities, exchange rate differences and dividend distribution.

While **pensions and similar obligations** remained largely unchanged, the non-current **decommissioning and restoration obligations** rose by EUR 123 mn. Parameter changes and discount unwinding effects were the major factors responsible for this increase, which was partly offset by foreign currency translation effects.

Changes in **financing structure**, caused by a high level of capital expenditure, led to a net growth of short- and long-term borrowings and bonds of EUR 717 mn with a net increase in long-term borrowings of EUR 1,624 mn being partly offset by a reduction of short-term borrowings of EUR 907 mn.

Other provisions and liabilities went up by EUR 646 mn (of which EUR 335 mn were current).

Gearing ratio

High capital expenditure (mainly driven by substantial investments in property, plant and equipment as well as intangible assets) exceeded self-financing in 2008, leading to an increase in bank liabilities.

As of December 31, 2008, short- and long-term borrowings and bonds amounted to EUR 4,148 mn (2007: EUR 3,431 mn) while cash and cash equivalents as well as current securities accounted for EUR 700 mn (2007: EUR 978 mn) in total. **Net debt** thus increased by EUR 995 mn to EUR 3,448 mn (2007: EUR 2,453 mn). As at December 31, 2008, the **gearing ratio**, defined as net debt divided by equity, was 37% (2007: 24%). Part of this increase is due to the 9% reduction in equity compared to 2007.

Cash flow

The Group's cash flow statement is prepared using the indirect method, whereby adjustments are made for changes in the consolidated Group, foreign exchange differences and other non-cash transactions.

Strong operating cash flow

Cash flow from operating activities increased by EUR 1,148 mn or 56% from EUR 2,066 mn to EUR 3,214 mn. The reconciliation of net income for the year to cash flow from operating activities (before changes in working capital) resulted in a net upward adjustment of EUR 1,198 mn for 2008 (2007: EUR 828 mn). While depreciation and amortization added EUR 1,293 mn (2007: EUR 977 mn), deferred taxes contributed a decrease of EUR 57 mn (2007: upward adjustment EUR 23 mn) to the cash flow. Higher long-term provisions (including employee benefits, and decommissioning and restoration obligations) resulted in an increase of EUR 99 mn (2007: EUR 31 mn). Further increases were due to losses from the disposal of non-current assets of EUR 7 mn (2007: losses of EUR 17 mn). Write-ups of fixed assets and other non-cash items resulted in a decrease of EUR 144 mn (2007: EUR 220 mn). Other non-cash items include the shares of associates' results (less dividend payments), which amounted to EUR 59 mn (2007: EUR 208 mn).

Funds released from net working capital in 2008 amounted to EUR 487 mn (2007: funds tied up in working capital EUR 605 mn). Decreases in receivables and inventories led to an inflow of EUR 647 mn (2007: cash outflow of EUR 1,256 mn), whereas decreases in liabilities reduced funds by EUR 334 mn (2007: increase by EUR 553 mn). The increase in short-term provisions led to a cash inflow of EUR 175 mn (2007: EUR 98 mn).

Stable cash flow from investment activities

Investment cash outflows for non-current assets of EUR 3,619 mn (2007: EUR 3,737 mn) were partly offset by inflows of proceeds from the sale of non-current assets amounting to EUR 267 mn (2007: EUR 126 mn). Acquisitions of consolidated subsidiaries less cash acquired caused cash outflows of EUR 356 mn, whereby purchase price payments for acquisitions and increases in interests of EUR 358 mn were partly offset by cash inflows due to the full consolidation of subsidiaries formerly accounted for at-equity (2007: cash outflows of EUR 4 mn). Proceeds

from the sale of Group companies less cash and cash equivalents held were EUR 25 mn (2007: EUR 16 mn). **Net cash outflow from investment activities** totaled EUR 3,404 mn (2007: EUR 3,573 mn).

In 2008, the Company repurchased some of its own shares, which led to a cash outflow of EUR 0.5 mn (2007: EUR 65 mn). The Group received EUR 755 mn from the net increase of short-term and long-term borrowings (2007: EUR 1,212 mn). Cash outflows for dividend payments amounted to EUR 547 mn (2007: EUR 487 mn), of which EUR 373 mn (2007: EUR 312 mn) were paid to OMV shareholders and EUR 174 mn (2007: EUR 175 mn) to minority shareholders of subsidiaries. **Net cash inflow from financing** activities amounted to EUR 209 mn (2007: EUR 660 mn).

Improved risk awareness and risk diversification

Risk management

OMV is an integrated multinational energy group. Its operations extend from hydrocarbon exploration and production and processing through to trading and marketing of mineral products and gas. In common with the entire oil and gas industry, OMV is exposed to a variety of risks – mainly market risk, but also operational, strategic, regulatory, political, as well as hazard risks. OMV takes the view that due to its substantial diversification and the embedded, although unpredictable internal hedge quality, overall risk is significantly reduced. In particular, risks in the R&M business are naturally hedged by opposing trends in oil and gas production. However, the balancing effects of opposing industry risks often lag or can weaken. Therefore, OMV's risk management activities focus on the group-wide net risk exposure of the existing and future portfolio. Risk management is centrally coordinated by Group Treasury.

The overall objective of the risk policy is to safeguard the cash flows required by the Group for growth and to maintain a strong investment grade credit rating. New business strategies and the associated risks are also monitored with respect to rating implications. Risk policies are reviewed twice a year by the Executive Risk Committee.

The main purpose of the Enterprise Wide Risk Management (EWRM) is to enhance risk awareness and risk governance. Thorough assessment of risk should support the exploitation of business opportunities in a systematic manner in order to ensure sustainable growth in OMV's value. Since 2003, the EWRM system has helped to enhance risk awareness and risk management skills across the entire organization, including subsidiaries in approximately 20 different countries.

An electronic risk monitoring system is used to assess, prioritize and monitor all significant risks, and the potential impact of key risks. Additionally, the system is used to record recent developments and actions taken. Overall risk is computed with the aid of a simulation model and put in relation to equity cover according to the target in order to have a strong investment grade rating. Reports on the findings of the EWRM process, together with risk reports from material associated companies, are submitted to the Executive Board twice a year. In compliance with the Austrian Code of Corporate Governance, the effectiveness of the EWRM system is evaluated by the auditor on an annual basis. The key non-financial and financial risks identified in respect of OMV's medium-term plan are: Market price risks, legal and compliance risks, liquidity risk, business process risks, foreign exchange risks (particularly relating to the USD, RON, TRY and HUF), personnel risks as well as hazard risks.

Although OMV has extensive experience of the political environment in CEE and in its core oil and gas production areas, political developments in all markets where OMV operates are kept under constant observation. Furthermore, country-specific risks are assessed before entering new countries. A group-wide environmental risk reporting system is used to evaluate existing and potential obligations. Risks related to the EU Emission Trading Scheme are separately recorded, aggregated for the Group as a whole, and monitored by a joint operating committee (Carbon Steering Committee) on an ongoing basis. The respective risks are evaluated in the business segments. The Group portfolio

is analyzed and assessed by Corporate Carbon Management. Through systematic staff succession and development planning, Corporate Human Resources plans for suitable managerial staff to meet future growth requirements in order to mitigate personnel risks.

The control and mitigation of identified and assessed risks take place at all organizational levels using clearly defined risk policies and responsibilities. Most risks are managed locally in the business units. However, the management of some key risks is governed by Corporate Directives, for example those relating to health, safety, security and environment, legal matters and compliance, human resources, corporate social responsibility with a focus on human rights and market price risks.

The analysis and management of the financial risks arising from foreign currencies, interest rates, commodity prices, counterparties, pensions and CO_2 emissions, liquidity as well as insurable risks are undertaken in a consolidated way in Group Treasury.

The central market price risk is monitored and analyzed as to the potential cash flow impact using a specific risk analysis model that considers portfolio effects. Results of the risk analysis are discussed by the Operating Committee comprising senior management of the business segments and corporate functions. Proposals for hedging strategies are submitted to the Executive Board for approval.

The key foreign currency risks are associated with the fluctuations of the USD against the EUR and RON. The Group has a net USD long position resulting mainly from sales of oil and gas production. Their effects on cash flow and/or the balance sheet (translation risk) as well as the correlation with the oil price are also regularly analyzed. Translation exposure also arises from investments in Turkey and Hungary.

To protect the Group's cash flow from the adverse impact of falling oil prices, derivative instruments have been used to hedge the proceeds from 65,000 bbl/d in 2009. To achieve this goal, put spreads were used, where a price floor of USD 80/bbl is secured as long as the oil price is above USD 65/bbl. In case the oil price is below USD 65/bbl in 2009, the hedge pays out USD 15/bbl in addition to the realized market price. The put spreads were financed via call options in order to avoid initial investment (zero cost structure), whereby the Group would not be able to profit from oil prices above approximately USD 110/bbl in 2009 for the above stated volume. In addition, OMV entered USD hedges for an exposure of USD 1 bn for 2009, to secure the cash flow and reduce the impact of EUR-USD exchange rate movements. OMV is therefore only exposed to exchange rate movements within the range of EUR-USD 1.32 to 1.15 for the stated volume.

Use of hedging instruments for 2009

To balance the Group's interest rate portfolio, some USD and EUR denominated loans were converted from fixed to floating rates, according to predefined rules. The credit risk associated with the Group's principal counterparties continues to be managed on the basis of country and bank limits: Risks related to banks and financial institutions as well as key trading counterparties are managed by Group Treasury while all other counterparty risks are managed on a business segment level.

Health, safety, security and environment

Increase of HSE awareness in Romania, however, rising incident rates

Enhancing HSE awareness, especially at Petrom, continued to be a top priority in 2008. Over 250,000 hours of HSE training were given (2007: 330,000), more than two-thirds of them in Romania.

Despite of huge efforts in order to strengthen the HSE culture and especially safety awareness, the number of severe incidents in OMV Group stepped up significantly in 2008 (compared to 2007). The lost time incident rate (LTIR) for own employees increased to 0.91 (2007: 0.65) per million hours worked, while it decreased to 0.92 (2007: 1.24) for contractors. The total recordable incident rate (TRIR) was 2.17 (2007: 1.56) per million hours worked for own employees and 1.73 (2007: 2.05) for contractors in 2008. Seven (2007: three) Petrom employees

and nine (2007: eight) contractors – thereof five (2007: five) in Petrom – died as a result of work-related accidents, twelve (2007: three) of them in road accidents. The Group fatal accident rate was 9.39 (2007: 4.54) per 100 million hours worked for own employees and 9.64 (2007: 9.22) for contractors. Severe road accidents, especially in Romania and in some countries outside Europe, represent a high risk for the safety of OMV and Petrom employees. Thus, specific road safety programs will be in the focus of safety management in the future.

Formulation of a carbon strategy

The Group recorded a total of 12 significant hydrocarbon spills (>1,000 liters) and 1,689 minor releases during the year (2007: 14 and 870 respectively). In 2008, OMV Group formulated a carbon strategy, aimed at reducing greenhouse gas emissions and de-carbonizing the product portfolio. Petrom continued to focus on compliance with national and EU regulations in the area of HSE.

In October, major fire incidents occurred at the Schwechat and Arpechim refineries. There were no injuries and no danger was posed either to the environment or the local community.

Information required by § 243a Unternehmensgesetzbuch (Austrian Commercial Code)
The following information is disclosed according to § 243a Unternehmensgesetzbuch (Austrian Commercial Code):

1. The capital stock is EUR 300,000,000 and is divided into 300,000,000 bearer shares of no par value. There is only one class of shares.

2. There is a consortium agreement between the two core shareholders International Petroleum Investment Company (IPIC) and Österreichische Industrieholding Aktiengesellschaft (ÖIAG) which provides for coordinated behavior and certain limitations to transfers of stockholdings.

3. ÖIAG holds 31.5% and IPIC holds 19.2% of the capital stock.

4. All shares have the same control rights.

5. Employees who are shareholders directly exercise their voting right at the Annual General Meeting.

6. The Company's Executive Board must consist of between two and six members. Candidates who would complete their final term of office after reaching the age of 65 may not be appointed. The Company's Supervisory Board must consist of at least six members elected by the General Meeting and of the members nominated under section 110 (1) Arbeitsverfassungsgesetz (Austrian Labor Constitution Act). Members of the Supervisory Board must not be over 65 years of age at the time of their election. To approve capital increases pursuant to section 149 Austrian Stock Corporation Act and alterations of the articles of association (except those concerning the Company's objects), simple majorities of the votes and capital represented in the taking of the resolution is sufficient.

7. a) The Executive Board has been authorized by resolution of the Annual General Meeting held on May 24, 2007, to increase, subject to the consent of the Supervisory Board, the capital stock of the Company by May 23, 2012, in one or more tranches, by an aggregate amount not exceeding EUR 36.35 mn by issuance of up to 36,350,000 new common shares in bearer form against cash or contributions in kind, also to the exclusion of shareholders' rights of subscription in the event of contributions in kind and, subject to the consent of the Supervisory Board, to set the issue price and conditions of issuance (authorized capital).

   b) The capital stock has been conditionally increased by EUR 36.35 mn under section 159 (2) (1) Austrian Stock Corporation Act by issuance of up to 36,350,000 common shares in bearer form (conditional capital). The conditional capital increase will only be carried out if holders of the convertible bonds issued on the basis of the Annual

General Meeting resolution held on May 24, 2007, exercise their right to convert them into the Company's stock.

c) The total number of new shares currently or potentially to be issued under the terms of the convertible bonds and the number of shares to be issued from the authorized capital may not exceed 36,350,000 (amount-related determination of authorizations in accordance with paragraph a and b), whereby the conversion right of the holders of the convertible bonds must be granted in every case.

d) The Annual General Meeting on May 14, 2008 authorized the Executive Board to repurchase own shares up to the maximum legally permitted (currently 10% of capital stock), during a period of 18 months from the day of the resolution in question. Own shares can be used to satisfy stock option plans or can be sold at any time via the stock exchange or by way of public offering.

8. According to the shareholders' agreement between OMV and Dogan Sirketler Grubu Holding A.S. (Dogan) regarding Petrol Ofisi A.S., the respective other party is, in the event of a change of control either in OMV or in Dogan to defined strategic acquirers (i.e. if the acquirer has to fully consolidate OMV or Dogan according to IFRS or exercises control by means of equal rights jointly with a third party) up to May 16, 2016, entitled to acquire 34% of the shares of Petrol Ofisi at a price based on an agreed formula, thus terminating the shareholders' agreement.

9. There are no agreements between the Company and members of the Executive Board and Supervisory Board or employees regarding the payment of compensation in the event of a public takeover bid.

10. The most important elements of the internal control and risk management system regarding the accounting process are: Minimum standards for the internal control system are defined by an internal Corporate Guideline. Corporate Internal Audit controls the compliance with these standards through regular audits of individual group companies and informs the supervisory board about the results of the audits performed. The establishment of group-wide standards for the preparation of annual and interim financial statements by means of the corporate IFRS Accounting Manual is also regulated by an internal Corporate Guideline. The group uses a comprehensive risk management system. The essential processes of the financial reporting system have been identified and analyzed. The effectiveness of these processes is evaluated based on a rolling time schedule and benchmarked against best practice (e.g. derivatives, debtors management). The risk management system is included within the regular audit scope of the auditors. The results of the audits performed are reported to the audit committee.

Outlook for 2009

Highly volatile environment expected

For 2009, we expect the main market drivers (crude price, refining margins and the EUR-USD exchange rate) to remain highly volatile. Despite the significant drop in the oil price – from a record USD 144/bbl level for Brent in July 2008 to around USD 40/bbl at the beginning of 2009 – we expect crude oil prices to stabilize in H1/09 and to recover slightly in H2/09. The Brent-Urals spread should narrow compared to the 2008 average level.

The average EUR-USD exchange rate for 2009 is expected to be highly volatile, overall we are expecting a weaker EUR compared to the average 2008 level. Based on the recent weakness of several CEE currencies we expect a highly volatile but overall decreasing RON versus the USD and the EUR compared to 2008 average levels.

The current downturn in the global economy is expected to lead to a slowdown in growth rates in OMV's relevant markets. Refinery fuels margins are expected to weaken from the 2008 level and the petrochemicals business is expected to suffer from reduced market demand and lower margins caused by the economic

downturn. Marketing sales volumes are expected to decline slightly and marketing margins are expected to be lower.

Investment projects screened, prioritized and reduced

OMV as an integrated energy company with low leverage has the financial strength to withstand the impact of a weaker economic environment. With its strong operating cash flow and solid financial structure, OMV is well positioned to cope with the challenges and opportunities of the current market. The Group's planned investments are screened and prioritized to reduce CAPEX to levels reflective of the current challenging environment.

To protect the Group's cash flow from the potential negative impact of falling oil prices, derivative instruments have been used to hedge earnings in the E&P segment (for more details refer to the "Risk management" section). These hedging instruments acquired in 2008 are mostly classified as hedge accountable, therefore most of the income statement effect will be recorded in 2009.

Increase in production in E&P due to new field developments

In **E&P**, production is expected to increase due to new fields coming on stream in 2009. The oil fields Maari in New Zealand and Komsomolskoe in Kazakhstan are expected to start production in H1/09. In addition, the Austrian gas fields Strasshof and Ebenthal, put on stream in Q3/08, as well as drilling in the Mamu gas field and the development of the Delta oil field in Romania will contribute positively to production. On the other hand, OPEC quotas will lead to a lower production contribution from Libya than in 2008. In Romania, the further integration and restructuring of the oil services business of Petromservice, acquired in February 2008, will be one of the key activities. The successfully completed well modernization program, the increase in operational efficiency and streamlining of the organization will positively influence the operating costs of Petrom in 2009. The business focus will further be on tight cost control and project prioritization within E&P to tackle the volatile environment.

In the **R&M** segment, the thermal gasoil unit in Schwechat will come on stream in Q1/09, which will enable an increase in the share of heavy crude oil input and, at the same time, an improvement in the product yield. No major shutdowns are planned in the refineries. In 2009, the construction of the Ethylene Pipeline South will be continued and should be completed in 2010. This pipeline will strengthen the petrochemical industry in Bavaria (Germany). In Petrom, the restructuring of the refining business will proceed according to the communicated plan. Investments in the marketing business are focused on optimization and efficiency increases.

In the **G&P** segment, strong focus will remain on the enhancement of its sales activities through increasing market penetration as well as on increasing trading activities at European gas hubs via EconGas. In Romania, the tendency of declining gas consumption is expected to continue in 2009 due to lower demand mainly from the fertilizer industry. In order to strengthen the position of OMV's gas business in Europe, diversification of long-term supply will be pursued in respect of accessing new supply sources – be it via pipeline or LNG. For the Nabucco gas pipeline project an open season process is planned in 2009, which should lead to the first binding transport contracts. Major milestones for the Gate LNG terminal in Rotterdam are the construction of the outer LNG tanks and the jetty substructure. For the Adria LNG project in Croatia, the Combined Risk Assessment, the Environmental Impact Study and the Front End Engineering and Design award process are to be completed in 2009. Further extension of the WAG gas pipeline will continue, aiming to increase the transport capacity by 2011. The construction of the power plant at Brazi in Romania continues according to plan.

Vienna, March 25, 2009

The Executive Board

Wolfgang Ruttenstorfer

Gerhard Roiss

Werner Auli

David C. Davies

Helmut Langanger


TRANSPARENCY
“What do you consider is the key to good reporting?”
Michael Buhl, Management Board, Vienna Stock Exchange


"Transparency."
Angelika Altendorfer-Zwerenz,
Investor Relations, OMV

Auditors' report (report on the consolidated financial statements)

We have audited the accompanying consolidated financial statements of OMV Aktiengesellschaft, Vienna, for the financial year from January 1, 2008, to December 31, 2008. These consolidated financial statements comprise the consolidated balance sheet as of December 31, 2008, and the consolidated income statement, statement of changes in stockholders' equity and cash flow statement for the year ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes except for Note 34 "Supplementary oil and gas disclosures (unaudited)".

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: Designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008, and of its financial performance and its cash flows for the financial year from January 1, 2008 to December 31, 2008, in accordance with International Financial Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group. In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Vienna, March 25, 2009

Deloitte Wirtschaftsprüfungs GmbH

Walter Müller m.p.
Certified Public Accountant

Bernhard Vanas m.p.
Certified Public Accountant

Consolidated income statement for 2008

Consolidated income statement			EUR 1,000
	Note	2008	2007
Sales revenues		**25,542,598**	**20,042,036**
Direct selling expenses		(238,404)	(216,168)
Costs of sales		(20,704,398)	(15,953,347)
Gross profit		**4,599,795**	**3,872,521**
Other operating income	6	278,366	211,928
Selling expenses		(881,616)	(900,197)
Administrative expenses		(279,174)	(323,791)
Exploration expenses		(333,970)	(221,197)
Research and development expenses		(13,644)	(15,457)
Other operating expenses	7	(1,030,095)	(439,318)
Earnings before interest and taxes (EBIT)		**2,339,662**	**2,184,489**
Income from associated companies	8	117,886	297,999
Dividend income		91,582	53,230
Net interest income	8	(213,491)	(127,427)
Other financial income and expenses	8	(26,559)	3,844
Net financial result		**(30,582)**	**227,647**
Profit from ordinary activities		**2,309,080**	**2,412,136**
Taxes on income	9	(780,130)	(569,340)
Net income for the year		**1,528,950**	**1,842,796**
thereof attributable to own shareholders		**1,374,437**	**1,578,836**
thereof attributable to minority interests		154,513	263,959
Basic earnings per share in EUR	10	**4.60**	**5.29**
Diluted earnings per share in EUR	10	4.60	5.28
Weighted average number of shares		298,753,838	298,651,826
Adjusted weighted average number of shares		298,908,833	299,193,681
Proposed dividend		299,779	374,506
Proposed dividend per share in EUR		**1.00**	**1.25**

Consolidated balance sheet as of December 31, 2008

Assets — EUR 1,000

	Note	2008	2007
Non-current assets			
Intangible assets [1]	11	807,460	521,322
Property, plant and equipment [1]	12	10,421,486	8,928,646
Investments in associated companies	13	1,955,100	2,125,635
Other financial assets	16	2,124,661	3,167,745
Other assets	17	42,587	16,501
		15,351,294	**14,759,848**
Deferred taxes	22	**140,298**	**55,534**
Current assets			
Inventories	14	2,172,927	2,444,171
Trade receivables	15	1,999,791	2,409,204
Other financial assets	16	697,962	594,043
Income tax receivables		76,909	61,833
Other assets	17	176,360	193,981
Cash and cash equivalents		700,086	699,564
Non-current assets held for sale	18	60,356	31,336
		5,884,390	**6,434,131**
Total assets		**21,375,983**	**21,249,512**

[1] Due to reclassifications prior year's figures have been adjusted: For more detailed information, refer to the relevant Notes.

Equity and liabilities EUR 1,000

	Note	2008	2007
Equity	19		
Share capital		300,000	300,000
Reserves		7,099,076	7,838,687
OMV stockholders' equity		**7,399,076**	**8,138,687**
Minority interests		1,964,168	2,200,833
Stockholders' equity		**9,363,243**	**10,339,520**
Non-current liabilities			
Provisions for pensions and similar obligations	20	931,775	923,060
Bonds	21	488,116	466,990
Interest-bearing debts	21	2,038,205	448,806
Provisions for decommissioning and restoration obligations	20	1,678,790	1,555,952
Other provisions	20	283,072	276,218
Other financial liabilities	21	399,324	93,063
Other liabilities	21	13,927	16,418
		5,833,209	**3,780,507**
Deferred taxes	22	**363,173**	**307,820**
Current liabilities			
Trade payables [1]	21	2,141,067	2,573,046
Interest-bearing debts	21	1,606,509	2,514,827
Provisions for income taxes	20	85,415	85,370
Other provisions [1]	20	552,348	391,704
Other financial liabilities [1]	21	415,411	317,560
Other liabilities [1]	21	1,007,457	911,594
Liabilities associated with assets held for sale	18	8,149	27,564
		5,816,358	**6,821,666**
Total equity and liabilities		**21,375,983**	**21,249,512**

[1] Due to reclassifications prior year's figures have been adjusted: For more detailed information, refer to the relevant Notes.

Changes in stockholders' equity

Changes in stockholders' equity in 2008 [1] EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders' equity	Minority interests	Stock-holders' equity
January 1, 2008	**300,000**	**782,385**	**6,318,288**	**751,943**	**(13,929)**	**8,138,687**	**2,200,833**	**10,339,520**
Unrealized gains/(losses) on revaluation of securities								
Profit/(loss) for the year before taxes on income	–	–	–	(1,320,054)	–	(1,320,054)	(1,307)	(1,321,361)
Income taxes	–	–	–	(194)	–	(194)	209	15
Realized (gains)/losses recognized in income statement before taxes on income	–	–	–	19,649	–	19,649	–	19,649
Income taxes	–	–	–	(4,911)	–	(4,911)	–	(4,911)
Unrealized gains/(losses) on revaluation of hedges								
Profit/(loss) for the year before taxes on income	–	–	–	81,277	–	81,277	32,705	113,982
Income taxes	–	–	–	(13,068)	–	(13,068)	(1,290)	(14,358)
Realized (gains)/losses recognized in income statement before taxes on income	–	–	–	9,173	–	9,173	(11,028)	(1,855)
Income taxes	–	–	–	(2,696)	–	(2,696)	2,653	(43)
Transfer to acquisition costs	–	–	–	(1,029)	–	(1,029)	(721)	(1,750)
Income taxes	–	–	–	258	–	258	180	438
Exchange differences from translation of foreign operations and other	–	–	–	(519,103)	–	(519,103)	(198,303)	(717,405)
Realized (gains)/losses recognized in income statement	–	–	–	(8,149)	–	(8,149)	(7,830)	(15,979)
Gains/(losses) recognized directly in equity, resulting from a company consolidated at-equity	–	–	–	26,576	–	26,576	–	26,576
Gains/(losses) recognized directly in equity, net of taxes on income	**–**	**–**	**–**	**(1,732,271)**	**–**	**(1,732,271)**	**(184,731)**	**(1,917,002)**
Net income for the year	–	–	1,374,436	–	–	1,374,436	154,513	1,528,949
Total gains/(losses) for the year	**–**	**–**	**1,374,436**	**(1,732,271)**	**–**	**(357,835)**	**(30,218)**	**(388,053)**
Dividend distribution	–	–	(373,453)	–	–	(373,453)	(173,635)	(547,088)
Repurchase of treasury shares	–	–	–	–	(446)	(446)	–	(446)
Sale of treasury shares	–	930	–	–	378	1,308	–	1,308
Effects from business combinations in stages	–	–	1,330	–	–	1,330	4,746	6,076
Increase/(decrease) in minority interests	–	–	(10,516)	–	–	(10,516)	(37,558)	(48,074)
December 31, 2008	**300,000**	**783,315**	**7,310,086**	**(980,328)**	**(13,997)**	**7,399,076**	**1,964,168**	**9,363,243**

[1] See Note 19.

Changes in stockholders' equity in 2007 [1] EUR 1,000

	Share capital	Capital reserves	Revenue reserves	Other reserves	Treasury shares	OMV stock-holders' equity	Minority interests	Stock-holders' equity
January 1, 2007	**300,003**	**795,298**	**5,042,902**	**854,989**	**(14,141)**	**6,979,051**	**2,197,209**	**9,176,260**
Unrealized gains/(losses) on revaluation of securities								
Profit/(loss) for the year before taxes on income	–	–	–	(13,995)	–	(13,995)	(4,541)	(18,536)
Income taxes	–	–	–	2,577	–	2,577	727	3,304
Realized (gains)/losses recognized in income statement before taxes on income	–	–	–	1,587	–	1,587	1,680	3,267
Income taxes	–	–	–	(241)	–	(241)	(270)	(510)
Unrealized gains/(losses) on revaluation of hedges								
Profit/(loss) for the year before taxes on income	–	–	–	17,927	–	17,927	18,322	36,249
Income taxes	–	–	–	(6,610)	–	(6,610)	(4,677)	(11,287)
Realized (gains)/losses recognized in income statement before taxes on income	–	–	–	2,670	–	2,670	8,351	11,021
Income taxes	–	–	–	491	–	491	(1,489)	(998)
Transfer to acquisition costs	–	–	–	(9,204)	–	(9,204)	6,131	(3,073)
Income taxes	–	–	–	4,901	–	4,901	(981)	3,920
Exchange differences from translation of foreign operations and other	–	–	–	(103,523)	–	(103,523)	(123,552)	(227,075)
Gains/(losses) recognized directly in equity, resulting from a company consolidated at-equity	–	–	–	374	–	374	–	374
Gains/(losses) recognized directly in equity, net of taxes on income	**–**	**–**	**–**	**(103,046)**	**–**	**(103,046)**	**(100,299)**	**(203,345)**
Net income for the year	–	–	1,578,836	–	–	1,578,836	263,959	1,842,796
Total gains/(losses) for the year	**–**	**–**	**1,578,836**	**(103,046)**	**–**	**1,475,790**	**163,660**	**1,639,450**
Dividend distribution	–	–	(311,940)	–	–	(311,940)	(175,265)	(487,205)
Repurchase of treasury shares	–	–	–	–	(64,861)	(64,861)	–	(64,861)
Repurchase of convertible bonds	–	(255)	–	–	–	(255)	–	(255)
Sale of treasury shares	–	711	–	–	247	958	–	958
Conversion of convertible bonds	–	(13,366)	–	–	64,727	51,361	–	51,361
Redemption of convertible bonds	–	(6)	–	–	–	(6)	–	(6)
Capital decrease	(3)	3	(99)	–	99	–	–	–
Effects from business combinations in stages	–	–	8,231	–	–	8,231	15,587	23,818
Increase/(decrease) in minority interests	–	–	358	–	–	358	(358)	–
December 31, 2007	**300,000**	**782,385**	**6,318,288**	**751,943**	**(13,929)**	**8,138,687**	**2,200,833**	**10,339,520**

[1] See Note 19.

Consolidated cash flow statement

Consolidated cash flow statement [1]		EUR 1,000
	2008	2007
Net income	**1,528,950**	**1,842,796**
Depreciation and amortization	1,293,077	977,456
Write-ups of fixed assets	(6,132)	(5,689)
Deferred taxes	(56,685)	22,967
(Gains)/losses from disposal of non-current assets	6,559	17,433
Increase/(decrease) in provisions for pensions and severance payments	42,814	(58,295)
Increase/(decrease) in long-term provisions	55,739	89,098
Other non-cash (income)/expenses	(137,536)	(214,791)
	2,726,786	**2,670,975**
Decrease/(increase) in inventories	167,375	(500,174)
Decrease/(increase) in receivables	479,207	(755,668)
Increase/(decrease) in liabilities	(334,186)	553,007
Increase/(decrease) in short-term provisions	175,056	98,111
Cash flow from operating activities	**3,214,238**	**2,066,251**
Investments		
Intangible assets and property, plant and equipment	(3,229,983)	(2,317,824)
Investments, loans and other financial assets	(389,252)	(1,419,337)
Acquisitions of subsidiaries and businesses net of cash acquired	(355,862)	(3,977)
Increase/(decrease) in short-term financial investments	279,096	26,227
Disposals		
Proceeds from the sale of property, plant and equipment	266,573	125,732
Proceeds from the sale of Group companies less cash and cash equivalents	25,032	15,762
Cash flow from investment activities	**(3,404,396)**	**(3,573,416)**
Increase in long-term borrowings	1,708,097	23,189
Repayments of long-term borrowings	(47,886)	(232,053)
Repurchase of convertible bonds	–	(1,119)
Repurchase of treasury shares	(446)	(64,861)
Increase/(decrease) in short-term borrowings	(905,004)	1,421,340
Dividends paid	(547,088)	(487,205)
Increase in capital including sale of treasury stock	1,308	958
Cash flow from financing activities	**208,981**	**660,249**
Effect of foreign exchange rate changes on cash and cash equivalents	(18,301)	(17,779)
Net increase/(decrease) in cash and cash equivalents	**522**	**(864,695)**
Cash and cash equivalents at beginning of year	699,564	1,564,259
Cash and cash equivalents at end of year	**700,086**	**699,564**

[1] See Note 23.

Notes: Accounting principles and policies

1 Legal principles and general accounting policies

OMV Aktiengesellschaft (registered in the Austrian Register of Companies with its office based at Otto-Wagner-Platz 5, 1090 Vienna, Austria), is an international energy company with activities in Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M), and Gas and Power (G&P).

These financial statements have been prepared and are **in compliance with the International Financial Reporting Standards (IFRSs) as endorsed by the EU.** The financial year corresponds to the calendar year.

For the upstream activities, which contain the search for oil and gas reserves and the exploitation of those reserves, the Company applies the rules of US GAAP industry standard SFAS 19. The application of SFAS 19 occurs in line with the provisions of IFRS 6 (for exploration and appraisal activities) and with the provisions of other IFRSs/IASs for the development and production activities.

The **reserves information**, which is supplementary to the Notes (Note 34) is prepared in accordance with SFAS 69 (Disclosures about Oil and Gas Producing Activities). This supplementary information is unaudited and not part of the Notes.

The consolidated financial statements for 2008 have been prepared in thousands of EUR. Accordingly there may be rounding differences.

Preparation of the consolidated financial statements requires management to make **estimates and assumptions** that affect the amounts reported for assets, liabilities, income and expenses, as well as the amounts disclosed in the Notes. Actual outcomes may differ from these estimates. The Executive Board believes that any deviations from these estimates will not have material influence on the consolidated financial statements in the near term. The Board does not believe that OMV is exposed to the effects of any major concentration of risks in the short term. Estimates and assumptions need to be made particularly with respect to reserves, provisions for restoration costs, interest rates and oil price development. Planning assumptions concerning the oil price development reflect management's best estimate and were benchmarked against external expertise. Reserves are estimated by the Group's own engineers. The estimates are audited externally every two years. Property, plant and equipment as of December 31, 2008 include oil and gas assets of EUR 5,099,197 thousand (2007: EUR 3,930,560 thousand). Estimates of future restoration costs are also based on reports by Group engineers and on past experience. The resulting provision for decommissioning and restoration costs amounts to EUR 1,679,232 thousand (2007: EUR 1,561,174 thousand). Provisions for decommissioning and restoration costs and impairment losses require estimates of interest rates. These estimates have material effects on the amounts of the provisions.

2 Consolidation

The financial statements of all consolidated companies have the balance sheet date December 31, and are prepared in accordance with uniform group-wide standards.

Assets and liabilities of subsidiaries acquired are included at their fair values at the time of acquisition. Where the costs of acquisition exceed the net fair values of the identifiable assets and liabilities (including contingent liabilities) acquired, the difference is recognized as goodwill. If acquisition costs are below the identifiable assets less liabilities assumed, the difference is recognized as income in the period of acquisition. Minority interests are disclosed at the fair value of the recognized assets and liabilities. Goodwill recognized is reviewed for impairment at least once a year. All impairments of goodwill are immediately expensed, and there are no subsequent write-backs of such impairment losses.

For E&P joint ventures, which are based on jointly controlled assets, a proportionate share of all assets, liabilities and expenses is included in the consolidated financial statements.

A summary of subsidiaries, associated companies and other investments is included under Note 33.

Number of consolidated companies

	2008		2007	
	Full consolidation	Equity consolidation	Full consolidation	Equity consolidation
At the beginning of the year	**92**	**14**	**93**	**18**
Included for the first time	3	1	3	2
Merged	(1)	–	(2)	(2)
Previously included at-equity, now consolidated	2	(2)	2	(2)
Deconsolidated during the year	(8)	(1)	(4)	(2)
At the end of the year	**88**	**12**	**92**	**14**
[thereof domiciled and operating abroad]	[48]	[7]	[48]	[7]
[thereof domiciled and operating in Austria, and operating abroad]	[18]	[–]	[21]	[–]

In **Exploration and Production (E&P)**, OMV (EGYPT) Exploration GmbH, Vienna, and OMV (SLOVAKIA) Exploration GmbH, Vienna, were included for the first time at the beginning of 2008. The liquidation of the companies OMV (ALBANIEN) onshore Exploration GmbH in Liqu., Vienna, OMV (YEMEN) Exploration GmbH in Liqu., Vienna, OMV (YEMEN) South Hood Exploration GmbH in Liqu., Vienna, OMV (SUDAN) Exploration GmbH in Liqu., Vienna and OMV (SUDAN BLOCK 5B) Exploration GmbH in Liqu., Vienna, was finalized in Q4/08.

With effect from February 1, 2008, Petrom SA finalized the acquisition of oil service activities from Petromservice SA. Under the terms of the acquisition, Petrom SA acquired the related assets and took over 9,775 employees of Petromservice SA. The purchase price for this business, which was integrated into Petrom SA's E&P segment, amounted to EUR 328.5 mn.

In **Refining and Marketing including petrochemicals (R&M)**, the remaining 20.33% interest in WÄRME-ENERGIE VORARLBERG Beratung- und Handels GmbH, Lustenau, was acquired as of January 1, 2008 and merged into OMV Wärme VertriebsgmbH with effect from January 1, 2008. In Q4/08 the disposal of the companies RAFISERV ARPECHIM SA, Pitesti, and RAFISERV PETROBRAZI SA, Brazi, was finalized; the companies were deconsolidated. After acquisition of a further 20.87% interest, SOCIETATEA COMERCIALA PETROM AVIATION SA, Otopeni, which formerly was consolidated at-equity, is fully consolidated since Q4/08.

The interest in **Petrol Ofisi A.S.**, Turkey's leading filling station operator and retailer, was increased to 41.58% due to further share purchases in the course of 2008. In the consolidated financial statements Petrol Ofisi A.S. is accounted for with the at-equity method. The capital stock of Petrol Ofisi A.S. consists of 550,000,000 shares with a nominal value of TRY 1.00 per share; as of December 31, 2008, the stock market price was New Turkish lira (TRY) 2.76 per share. Free float at the Istanbul stock exchange was 4.2% of total outstanding shares at year end.

At the balance sheet date there was a major court case pending in the relevant Turkish courts. On August 31, 2006, the Turkish Energy Market Regulatory Authority (EMRA) imposed fines totaling TRY 1.6 bn (EUR 0.9 bn) on 28 of Turkey's 30 distribution companies in respect of litigation with reference to the supply of unlicensed distributors during the transition period following the introduction of the new Turkish Petroleum Act at the beginning of 2005. The fine imposed on Petrol Ofisi A.S. and its subsidiary ERK Petrol Yatirimlari A.S. amounted to some TRY 600 mn (EUR 349 mn). Petrol Ofisi A.S. has appealed to the Supreme Court and the Administrative Court of Appeal for cancellation of the fine and applied for stay of payment until the case is settled. On January 31, 2007, the Supreme Court granted the application for stay of payment until settlement of the case. On the basis of the Supreme Court's decision, no provision has been made, as in previous years.

In **Gas and Power (G&P)**, OMV Gas Ve Enerji Limited Sirketi, Istanbul, was fully consolidated while Borasco Elektrik Üretim Sanayi ve Ticaret A.S., Istanbul, was consolidated at-equity – both beginning with Q3/08.

Reorganization transactions finalized in Q3/08 include the merger of Ferngas Beteiligungs-Aktiengesellschaft, Vienna, into Oberösterreichische Ferngas Aktiengesellschaft, Linz (consolidated at-equity) together with the renaming of Oberösterreichische Ferngas Aktiengesellschaft, Linz, into EGBV Beteiligungsverwaltung GmbH, Vienna, and the change from inclusion at-equity to full consolidation. In the course of this transaction the interest held in EconGas GmbH, Vienna, and its subsidiaries was increased to 58.81%. The interest in Cogeneration-Kraftwerke Management Oberösterreich GmbH, Linz (consolidated at-equity) was disposed of in Q3/08.

Various distribution organizations and shell companies are not included in consolidation, on the grounds that they are not material.

OMV intends to sell its subsidiary OMV Italia S.r.l., Verona, by the end of 2009.

The effect on the Group's assets and liabilities and the consolidated statement of cash flows of the acquisition of oil service activities from Petromservice SA and the acquisition of SOCIETATEA COMERCIALA PETROM AVIATION SA, Otopeni, is shown below. The figures for 2007 reflect the acquisition of "Oil Company 'Renata'" LLC, the inclusion of EconGas Hungária Földgázkereskedelmi Kft., Budapest, (from Q3/07 on) and the inclusion of PETROM DISTRIBUTIE GAZE SRL, PETROM LPG SA, Bucharest, and Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna, (from Q4/07 on).

Net cash outflows for subsidiaries and businesses acquired EUR 1,000

	2008	2007
Intangible assets and property, plant and equipment	359,781	63,187
Financial assets	–	562
Current assets	10,306	69,390
Payables and other liabilities	(34,935)	(61,746)
Net assets	**335,152**	**71,393**
Cash outflows for subsidiaries and businesses acquired [1]	**358,309**	**41,108**
Cash and cash equivalents acquired with businesses	–	(798)
Cash and cash equivalents from changes in method of consolidation	(2,447)	(36,333)
Net cash outflows for subsidiaries and businesses acquired	**355,862**	**3,977**

[1] This item includes also cash outflows of EUR 27,290 thousand for increases in interest in already fully consolidated subsidiaries.

In accounting for the acquisitions the purchase method was applied, and amounts in accordance with IFRS were determined for the first time; carrying amounts in accordance with IFRS immediately before the acquisitions were not available.

The newly acquired subsidiary contributed a loss of EUR 512 thousand to the consolidated net income of OMV Group from the date of its inclusion in OMV Group. In 2007, the companies acquired in 2007 contributed a cumulative loss of EUR 1,834 thousand to the consolidated net income from the dates of their respective inclusions in OMV Group.

3 Accounting and valuation principles

a) Revenue recognition
In general, revenues are realized when goods or services are supplied, the amount receivable is fixed or determinable, and collection is probable. In E&P, revenues are recognized when products are delivered and risk and ownership have passed to the customer. In the retail business, revenues from the Group's own filling stations are recognized when products are supplied to the customers. In the case of non-Group filling stations, revenues are recognized when products are delivered to the stations. In G&P, sales under long-term contracts are recognized on delivery. Additional volumes supplied under these contracts are recognized when accepted by the customer. Gas storage revenues are recognized on the basis of committed storage and withdrawal rates; similarly, gas transit revenues are recognized on the basis of committed volumes.

b) Exploration expenses
Exploration expenses relate exclusively to E&P and comprise all the costs associated with unproved reserves. These include geological and geophysical costs for the identification and investigation of areas with possible oil and gas reserves, and administrative, legal and consulting costs in connection with exploration. They also include all impairments on exploration wells where no proved reserves could be demonstrated. Depreciation of economically successful exploration wells forms part of costs of sales.

c) Research and development expenses
Research and development expenses include all direct and indirect materials, personnel and external services costs incurred in connection with the focused search for new development techniques and significant improvements in products, services and processes, and in connection with research activities.

d) Exploration and production sharing agreements
Exploration and production sharing agreements (EPSAs) are a form of contract for oil and gas concessions in which production is shared between one or more oil companies and the host country in defined proportions. The taxes payable under certain EPSA agreements in the form of deliveries of crude are disclosed as taxes on income so that revenues are not reduced by netting.

e) Intangible assets and property, plant and equipment
Intangible assets and property, plant and equipment are recognized at costs of acquisition or construction and – to the extent depreciable – net of accumulated depreciation, amortization and impairment losses. Depreciation and amortization is calculated on a straight-line basis, except for E&P activities, where depreciation occurs on a unit-of-production basis to a large extent.

Non-current assets classified as held for sale are disclosed at the lower of carrying amount and fair value less costs to sell. Non-current assets and groups of assets are classified as held for sale if their carrying amount is to be realized by sale and not by continued use. For assets to be so classified, the sale must be estimated as highly probable, and the asset must be available for immediate disposal in its present condition.

In accordance with IAS 36, both intangible assets and property, plant and equipment are reviewed at balance sheet date for any indications of impairment. For intangible assets with indefinite useful lives and for goodwill, impairment tests are carried out annually. This applies even where there are no indications for impairment. Where the carrying amount of an asset exceeds the recoverable amount, an impairment loss is recognized to reduce the asset to its lower recoverable amount. Where in subsequent periods the reasons for recognition of an impairment loss disappear, the asset's value – except in the case of goodwill – is written back up to its amortized cost, and the difference is disclosed under other operating income.

Depreciation and amortization are disclosed in the consolidated income statement under costs of sales. For filling stations, impairment losses are disclosed as part of selling expenses, for exploration assets as exploration expenses, and for other assets as production costs of sales or as other expenses.

The accounting and valuation treatment of exploration and extraction of oil and gas fields follows IFRS 6 and – wherever this is not applicable – the relevant US GAAP industry standards, which are accepted internationally as an industry standard.

Useful life		Years
Intangible assets		
Goodwill		Indefinite
Software		3–5
Concessions, licenses, etc.		5–20 or contract duration
Business-specific property, plant and equipment		
E&P	Oil and gas wells	Unit-of-production method
R&M	Storage tanks	40
	Refinery facilities	25
	Pipeline systems	20
	Filling station components	ca. 5–20 (component approach)
G&P	Gas pipelines	20–30
Other property, plant and equipment		
Production and office buildings		20 or 40–50
Other technical plant and equipment		10–20
Fixtures and fittings		5–10

E&P activities are valued using the successful efforts method. The acquisition costs of geological and geophysical studies before the discovery of proved reserves form part of expenses for the period. The costs of wells are capitalized and reported as intangible assets until the existence or absence of potentially commercially viable oil or gas reserves is established. Wells which are not commercially viable are expensed. The costs of exploration wells whose commercial viability has not yet been determined continue to be capitalized as long as the following conditions are satisfied:

1. Sufficient oil and gas reserves have been discovered to justify completion as a production well.

2. Sufficient progress is being made in assessing the economic and technical feasibility to justify beginning field development in the near future.

License acquisition costs and capitalized exploration and appraisal activities are generally not depreciated as long as they are related to unproved reserves, but tested for impairment. Once the reserves are proved and commercial viability established, the related assets are reclassified into tangible assets and depreciation commences. Capitalized exploration and development costs and support equipment are generally depreciated on a unit-of-production and proved developed reserves basis, with the exception of capitalized exploration rights and acquired reserves, which are amortized on the basis of total proved reserves.

Directly attributable capital expenses of plant modernization are capitalized in the year in which they arise, and thereafter depreciated on a straight-line basis over the period until the next upgrade. The costs for replacements of components are capitalized and carrying values of the replaced parts derecognized. Costs relating solely to maintenance and repairs are treated as expenses in the year in which they arise.

Property, plant and equipment include assets being used under finance leases. Since the Group enjoys the economic benefits of ownership, the assets are capitalized – at the lower of the present value of the minimum lease obligation and the fair value – and then depreciated over their expected useful lives or the duration of the lease, if shorter. A liability equivalent to the capitalized amount is recognized, and future lease payments are split into the finance charge and the capital repayment element.

All lease agreements not classified as finance leases are treated as operating leases, and the lease payments then form part of the expenses for the period.

f) Financial assets
Shares in Group companies not consolidated and other investments for which there is no market price on an active market are carried at acquisition cost or at an appropriate lower value where there is objective evidence of impairment. Associated companies are recognized at the proportionate share of equity.

Available-for-sale securities are recognized at fair value. Unrealized gains and losses are disclosed separately under equity net of any attributable deferred taxes. Where there is objective evidence of impairment, write-downs are charged against income. Where the reason for the recognition of an impairment loss subsequently ceases to exist, the amount of the reversal up to amortized costs is taken to equity in the case of equity instruments, and in the case of other financial instruments is included as income.

Held-to-maturity securities are carried at amortized cost less any identified impairment losses.

Securities at fair value through profit or loss are recognized in the income statement for the period at fair value including gains and losses.

Securities without stock exchange listings or market values, whose fair value cannot be reliably estimated, are disclosed at acquisition cost less any impairment losses.

Trade date accounting is applied to regular way purchases and sales of securities.

Interest-bearing loans are disclosed at nominal value, interest-free loans and loans at low rates of interest at present value. With the exception of derivative financial instruments, which are recognized at fair value, and foreign currency items, which are translated at closing rates, receivables and other assets are disclosed at carrying amounts. This can be taken to be a reasonable estimate of fair value since in the majority of cases the residual maturity is less than a year. Long-term receivables are discounted using the effective interest rate method.

g) Derivative instruments
Derivative instruments are used to hedge risks resulting from changes in interest rates, currency exchange rates and commodity prices. Derivative instruments are recognized at fair value, which reflects the estimated amounts that OMV would pay or receive if the positions were closed at balance sheet date. Quotations from banks or appropriate pricing models have been used to estimate the fair value of financial instruments at balance sheet date. Price calculation in these models is based on the forward prices and foreign exchange rates as well as volatility indicators which were in effect at the balance sheet date.

Unrealized gains and losses are as a general rule recognized as income or expense, except where the requirements for hedge accounting are met. For hedge accounting to be applied, the hedging relationship must be regularly documented and actual hedge effectiveness must be in the range between 80% and 125%.

In the case of fair value hedges, changes in the fair value resulting from the risk being hedged for both the hedged item and the hedging instrument are recognized as income or expense.

For cash flow hedges, the effective part of the changes in fair value is recognized directly in equity, while the ineffective part is recognized immediately in the income statement. Where the hedging of cash flows results in an asset or liability, the amounts that are provided under equity are recognized in the income statement in the period in which the hedged position affects earnings.

Derivatives embedded in financial instruments or host contracts are treated as independent if their risks and characteristics are not closely associated with the host contracts and the host contracts were not recognized at fair value. The related unrealized gains and losses are recognized as income or expense.

h) Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualified assets are capitalized until the assets are substantially ready for their intended use or sale. All other costs of borrowing are expensed in the period in which they are incurred.

i) Government grants
Government grants are recognized as income where there is reasonable assurance that the conditions attaching to them will be fulfilled and that the grants will be received. Grants satisfying these conditions reduce the acquisition costs of the related assets.

j) Inventories
Inventories are recognized at costs of acquisition or production using the average price method and taking into account lower net realizable values. Costs of production comprise directly attributable costs and fixed and variable indirect material and production overhead costs. Production-related administrative costs and the costs of company pension schemes and voluntary employee benefits are also included.

Under the Austrian Oil Stockholding Act (1982), OMV is obliged to maintain stocks of both crude oil and oil products. The additional domestic inventories are valued using a long-term weighted average price method, applied on the basis of crude oil equivalents. For finished products in excess of the obligatory emergency reserves, product-related production costs per product group are recognized. In this carrying capacity approach the allocation of production costs is based on the current market value of the product groups produced.

k) Provisions
Provisions are set up for all present obligations to third parties where it is probable that the obligation will be settled and the amount of the obligation can be estimated reliably. Provisions for individual obligations are based on the best estimate of the amount necessary to settle the obligation.

Decommissioning and restoration obligations: The Group's core activities regularly give rise to dismantling and removal, asset retirement and soil remediation obligations. These decommissioning and restoration obligations are principally of material importance in the E&P segment (oil and gas wells, above-surface facilities), and in connection with filling stations on third-party property. They are therefore disclosed as a separate item. At the time the obligation arises, it is provided for in full by recognizing as a liability the present value of future decommissioning and restoration expenses. An equivalent amount is capitalized as part of the carrying amount of long-lived assets. As a general rule, the obligation is calculated on the basis of best estimates. The capitalized asset is depreciated on a straight-line basis in R&M and using the unit-of-production method in E&P, and compound interest is accrued on the obligation at each balance sheet date until decommissioning and restoration. For present obligations relating to other environmental risks and measures, provisions are made where it is likely that such obligations will arise and the amount of the obligation can be estimated reliably.

Pensions and similar obligations: OMV Group has both defined contribution and defined benefit pension plans. In the case of defined contribution plans, OMV has no obligations beyond payment of the agreed premiums, and no provision is therefore made. In contrast, participants in defined benefit plans are promised pensions at certain levels. Defined benefit pension obligations are accounted for by setting up provisions for pensions, or by means of payments to an external pension fund. The risks associated with these defined benefit pension plans remain with OMV.

Provisions for pensions, severance payments and jubilee payments are calculated using the projected unit credit method, which divides the costs of the estimated benefit entitlements over the whole period of employment and thus takes future increases in remuneration into account. Excluding Petrom, actuarial gains and losses falling within a corridor of 10% of the greater of projected benefit obligations and plan assets – measured in both cases at the beginning of the year – are not recognized in pensions and severance payments provisions. Actuarial gains and losses falling outside this corridor are distributed according to the average remaining years of service of the participants in the plan. Interest expense accruing on pension provisions together with income from pension plan assets is disclosed as part of financial income and expense.

Provisions for voluntary and not voluntary separations under restructuring programs are recognized if a detailed plan has been approved by management prior to balance sheet date, and an irrevocable commitment is thereby established. Voluntary modifications to employees' remuneration arrangements are recognized if the employees concerned have accepted the employing company's offer. Provisions for obligations under individual separation agreements are recognized at the present value of the obligation where the amounts and dates of payment are fixed and known.

The Group makes provisions for the shortfall in emissions allowances on the basis of the EU Emissions Trading Scheme for greenhouse gas emissions allowances (see Note 20).

l) Liabilities

Liabilities are carried at acquisition cost, with the exception of derivative financial instruments, which are recognized at fair value, and foreign currency liabilities, which are translated at closing rates. Long-term liabilities are discounted using the effective interest rate method. The carrying amount of other liabilities is effectively the same as their fair value because they are predominantly short-term.

If goods and services supplied in connection with operating activities have not yet been invoiced but both the dates and amounts of supply are already established, the obligations are included under liabilities.

Convertible bonds are considered as composite instruments, consisting of a debt component and an equity component. The fair value of the debt component is calculated as of the date of issue by applying the market interest rate for comparable non-convertible loans prevailing at the time. The difference between the proceeds of issue of the convertible bond and the fair value of the debt component gives the value of the option to convert the liability into equity, which is disclosed as equity. Where convertible bonds are repurchased, the amount in excess of the outstanding debt component valued at fair value is set off against revenue reserves without effect on income or expense. Differences between the fair values of the liability at the time of repurchase and the carrying amounts are recognized as part of financial income or expense.

m) Taxes on income including deferred taxes

In addition to corporate income taxes, trade earnings taxes and investment income withholding taxes, OMV's consolidated financial statements also include and disclose as taxes on income typical E&P taxes on net cash flows from oil and gas production (Petroleum Revenue Tax (PRT) in the United Kingdom, Petroleum Resource Rent Tax (PRRT) in Australia), charges under the tax paid cost system (TPC) in Libya and certain EPSAs (see Note 3 d). Provision is made for deferred taxes on all temporary differences (differences between Group carrying amounts and tax bases which reverse in subsequent years). Tax loss carryforwards are taken into account in calculating deferred tax assets. Deferred tax assets and liabilities at Group level are shown netted where there is a right of set-off and the taxes relate to matters subject to the same tax jurisdiction. If the probability of deferred tax assets being realized is greater than 50%, then the values are retained. Otherwise, a valuation allowance is made. Where unrealized intra-group profits contained in inventories are eliminated, deferred taxes are recognized.

n) Stock option plans
Stock option plans (see Note 27) approved by resolutions of Annual General Meetings are provided for Executive Board members and senior executives. These entitlements can be enjoyed in the form of the award of shares at a fixed exercise price or as payment in the form of money or shares of the difference between the market value of the stock on the exercise date and the exercise price. The fair values for the stock options issued are calculated at the time of issue and as of subsequent balance sheet dates using the Black-Scholes model. Provisions based on applicable fair values are built up over the vesting period, so that by the end of the vesting period the fair value of the options outstanding is fully provided for.

o) First-time adoption of new or revised standards and interpretations
The following interpretations, which were adopted by the EU, were applicable for the first time in 2008, without having a material influence on the Group's financial statements:

- IFRIC 11 IFRS 2 – Group and Treasury Share Transactions
- IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

In the light of the prevailing financial crisis, the IASB adopted amendments to IAS 39 and IFRS 7 in October 2008, which were endorsed by the EU within the same month. The amendments, which are applicable as from July 1, 2008, allow the reclassification of certain financial assets out of the fair value through profit and loss category in rare circumstances. OMV has not made use of this possibility.

p) Standards and interpretations not yet effective
At the time of authorization of these financial statements for publication, the following revisions, amendments and interpretations had already been published by the IASB and partly endorsed by the EU, but their application was not yet mandatory.

Endorsed by the EU and published in the Official Journal of the EU:

- IFRS 8 Operating Segments (applicable to financial years beginning on or after January 1, 2009). This standard replaces IAS 14. It requires that the information contained in segment reports be presented in the same way as it is internally reported to the entity's senior operating decision makers for use as a basis for decisions on the performance of the enterprise and resource allocations (management approach).

- Amendment to IAS 23 Borrowing Costs (to be applied in connection with qualifying assets recognized on or after January 1, 2009). The main change is that the previous benchmark treatment will no longer be permitted. In other words, it will no longer be possible to recognize borrowing costs as an expense in the period in which they are incurred regardless of how the funds are applied. The amendment will have no impact on the Group's accounting and valuation methods, as it already is the Group's policy to capitalize borrowing costs attributable to qualifying assets.

- Amendments to IFRS 2 Share-based Payment (applicable to financial years beginning on or after January 1, 2009). The amendments essentially concern the clarification of the terms vesting conditions and cancellations.

- IFRIC 13 Customer Loyalty Programmes (applicable to financial years beginning on or after July 1, 2008). This interpretation deals with accounting by companies that grant loyalty award credits (loyalty points or air miles) to their customers, who can redeem them when purchasing other goods or services.

- Amendments to IAS 1 Presentation of Financial Statements (applicable to financial years beginning on or after January 1, 2009). These amendments largely concern formal aspects of IAS 1. It is the outcome of the first phase of the IASB-FASB convergence project aimed at improving and harmonizing the presentation of financial information.

- Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation (applicable to financial years beginning on or after January 1, 2009). Under the new requirements, some puttable financial instruments and instruments imposing obligations arising only on liquidation are no longer classified as financial liabilities but as equity, provided that specified criteria are being met.

- Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective for financial years beginning on or after January 1, 2009). The amendments are intended to facilitate the measurement of the initial cost of certain investments in the separate financial statements of first-time adopters. Also, the distinction between pre- and post-acquisition dividends was removed from IAS 27, now requiring total dividends to be recognized as income.

- Improvements to IFRSs – a collection of amendments to International Financial Reporting Standards (generally effective for financial years beginning on or after January 1, 2009, with exceptions specified for some of the amendments). This standard, including 35 amendments, is the first to be published under the IASB's annual improvements project which is intended to deal with non-urgent, minor amendments to standards.

Not yet endorsed by the EU:

- Revised versions of IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements (both applicable to financial years beginning on or after July 1, 2009). The main changes relate to acquisitions of some, but not all (i.e. not 100%) of the equity interests in a subsidiary (e.g. new approach to the accounting presentation of minority interests, remeasurement of existing equity interests through income or expense when control is obtained, and income-neutral accounting for changes in ownership interests in a subsidiary without loss of control).

- Revised version of IFRS 1 FirstTime Adoption of IFRS (effective for entities applying IFRSs for the first time for financial years beginning on or after January 1, 2009). The new version retains the substance of the previous version, but within a changed structure which should make it easier for the reader to understand and use.

- Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items (applicable to financial years beginning on or after July 1, 2009). The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations: Designation of a one-sided risk in a hedged item and designation of inflation in a financial hedged item.

- IFRIC 12 Service Concession Arrangements (would be applicable to financial years beginning on or after January 1, 2008, but has not been endorsed yet). This interpretation gives guidance on accounting for agreements under which a government or other institution contracts private operators to provide public services.

- IFRIC 15 Agreements for the Construction of Real Estate (applicable to financial years beginning on or after January 1, 2009). This interpretation standardizes accounting practices for the recognition of revenue by real estate developers for sales of units (such as apartments or houses) 'off plan', i.e., before construction is complete.

- IFRIC 16 Hedges of a Net Investment in a Foreign Operation (effective for financial years commencing on or after October 1, 2008). This interpretation clarifies which foreign currency risks qualify for hedge accounting in the hedge of a net investment and where within the group the respective hedging instrument(s) can be held. It also gives guidance on how to determine the amounts to be recycled on disposal of the net investment.

- IFRIC 17 Distributions of Non-cash Assets to Owners (applicable to financial years beginning on or after July 1, 2009). The interpretation addresses how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners.

- IFRIC 18 Transfer of Assets from Customers (to be applied to transfers of assets from customers received on or after July 1, 2009). The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

Early application of the above revised versions, amendments and interpretations by OMV is not foreseen. Potential effects in the respective years of first-time adoption are currently being evaluated by management for the revised standards and interpretations.

4 Foreign currency translation

Monetary foreign currency balances are disclosed at closing rates, and exchange gains and losses accrued at balance sheet date are recognized in the income statement.

The financial statements of Group companies where the functional currency differs from the Group's presentation currency are translated using the closing rate method. Differences arising from balance sheet items translated at closing rates are disclosed in changes in stockholders' equity. Income statement items are translated at average rates for the period (mean rates). Differences arising from the use of average rather than closing rates also result in direct adjustments to equity. As a result of the introduction of the EUR in Slovakia on January 1, 2009 the exchange rate was set at 30.126 SKK-EUR on July 8, 2008.

The main rates applied in translating currencies to EUR were as follows:

Foreign currency translation

		2008		2007
	Balance sheet date	Average	Balance sheet date	Average
Australian dollar (AUD)	2.027	1.742	1.678	1.635
Bulgarian lev (BGN)	1.956	1.956	1.956	1.956
New Romanian leu (RON)	4.023	3.683	3.608	3.335
New Zealand dollar (NZD)	2.419	2.077	1.902	1.863
Pound sterling (GBP)	0.953	0.796	0.733	0.684
Slovak crown (SKK)	30.126	31.262	33.583	33.775
Czech crown (CZK)	26.875	24.946	26.628	27.766
New Turkish lira (TRY)	2.149	1.906	1.717	1.787
Hungarian forint (HUF)	266.700	251.510	253.730	251.350
US dollar (USD)	1.392	1.471	1.472	1.371

Notes to the income statement

5 Total cost information

The positions of the income statement contain the following **personnel expenses**:

Personnel expenses EUR 1,000

	2008	2007
Wages and salaries	860,870	832,199
Costs of defined benefit plans	24,482	29,108
Costs of defined contribution plans (pension fund contributions)	12,933	11,094
Net expenses of restructuring separations	125,348	79,406
Other employee benefits	102,321	87,795
Total	**1,125,954**	**1,039,602**

Personnel expenses include expenses for severance payments of EUR 42,617 thousand (2007: EUR 16,866 thousand) and for pensions of EUR 74,487 thousand (2007: EUR 53,763 thousand). These expenditures also include personnel restructuring costs.

Depreciation, amortization and impairment losses of intangible assets and property, plant and equipment consisted of:

Depreciation, amortization and impairment losses EUR 1,000

	2008	2007
Depreciation and amortization	915,335	789,601
Impairment losses	377,539	187,349
Total	**1,292,874**	**976,951**

The bulk of impairment losses in 2008 consisted of EUR 284,993 thousand at Petrom SA (mainly unsuccessful exploration wells, EUR 96,920 thousand and impairment of refining and petrochemical units of Arpechim, EUR 167,629 thousand). Other major impairment losses chiefly relate to impairments of several exploration licenses in Russia (EUR 28,352 thousand) and filling stations in Croatia (EUR 10,045 thousand) and Bosnia (EUR 10,098 thousand).

In 2007, the principal impairment losses were EUR 97,619 thousand at Petrom SA (mainly exploration wells, filling stations and petrochemical units), two exploration licenses in Russia (EUR 24,222 thousand), the Suilven field in the UK (EUR 20,873 thousand), goodwill for OMV Ceská republika, s.r.o. (EUR 12,272 thousand) and filling stations of OMV Deutschland GmbH (EUR 8,682 thousand).

In the consolidated income statement the impairment losses are disclosed as follows: EUR 180,943 thousand (2007: EUR 58,098 thousand) under costs of sales, EUR 160,873 thousand (2007: EUR 63,917 thousand) under exploration costs, EUR 33,017 thousand (2007: EUR 44,431 thousand) under selling costs and EUR 2,706 thousand (2007: EUR 20,902 thousand) as part of other operating expenses.

6 Other operating income

Other operating income EUR 1,000

	2008	2007
Other operating income	**278,366**	**211,928**
[thereof gains on the disposal and write-up of non-current assets not including financial assets]	[52,040]	[45,041]
[thereof exchange gains from operating activities]	[117,488]	[62,661]

7 Other operating expenses

Other operating expenses	EUR 1,000	
	2008	2007
Other operating expenses	**1,030,095**	**439,318**
[thereof expenses on disposal of non-current assets not including financial assets]	[21,681]	[45,987]
[thereof exchange losses from operating activities]	[140,285]	[68,523]

Other operating expenses include the allocation to litigation provisions in Petrom amounting to EUR 357,601 thousand (2007: EUR 61,511 thousand), net expenses for personnel reduction schemes in Group companies of EUR 125,348 thousand (2007: EUR 79,406 thousand) and EUR 28,158 thousand standby costs for the floating production, storage and offtake vessel (FPSO) for the Maari oilfield platform in New Zealand.

8 Net financial result

Income from associated companies included income of EUR 123,758 thousand (2007: EUR 318,680 thousand) and expenses of EUR 5,872 thousand (2007: EUR 20,681 thousand).

Net interest income	EUR 1,000	
	2008	2007
Interest income from available-for-sale financial instruments	3,900	4,122
Interest income from loans and receivables	35,691	75,848
Interest expense on financial liabilities measured at amortized cost	(143,825)	(99,304)
Other interest income and expense	(109,256)	(108,094)
Net interest income	**(213,491)**	**(127,427)**

In 2008, interest on borrowings amounting to EUR 19,189 thousand (2007: EUR 23,928 thousand) was capitalized.

Other interest income and expense consisted mainly of interest accrued on pension provisions of EUR 48,544 thousand (2007: EUR 48,909 thousand), the interest component accrued on the provision for personnel reduction plans and the net provision for decommissioning and restoration obligations of EUR 6,343 thousand and EUR 69,306 thousand respectively (2007: EUR 5,776 thousand and EUR 69,270 thousand respectively). Interest income on pension plan assets in 2008 amounted to EUR 20,384 thousand (2007: EUR 22,446 thousand).

Other financial income and expenses for the year included net foreign exchange gains on financial instruments amounting to EUR 5,826 thousand (2007: EUR 4,003 thousand).

9 Taxes on income

The income tax burden and the pre-tax earnings determining the effective tax rate were as follows:

Taxes on income		EUR 1,000
	2008	2007
Profit from ordinary activities		
Austria	797,185	927,629
Foreign	1,511,895	1,484,507
Total	**2,309,080**	**2,412,136**
Taxes on income		
Austria	148,853	122,654
Foreign	688,102	433,052
Deferred taxes	(56,825)	13,635
Taxes on income	**780,130**	**569,340**

The reconciliation of deferred taxes was as follows:

Changes in deferred taxes [1]		EUR 1,000
	2008	2007
Deferred taxes January 1	(243,610)	(226,896)
Deferred taxes December 31	(223,471)	(243,610)
Changes in deferred taxes	**20,139**	**(16,714)**
Deferred taxes on revaluation of securities and hedges taken directly to equity	21,615	420
Changes in consolidated Group, exchange differences	15,071	2,659
Deferred taxes per income statement	**56,825**	**(13,635)**
The deferred tax balance was made up as follows:		
Change in tax rate	(386)	(37,627)
Elimination of unrealized intra-group profits	(2,155)	(2,003)
Release and creation of valuation allowance for deferred taxes	10,107	(11,409)
Loss carryforwards not recognized in prior years	(1,116)	(6,855)
Reversal of temporary differences, including additions to and use of loss carryforwards	50,375	44,260

[1] Including deferred taxes for assets held for sale.

The **effective tax rate** is the ratio of income tax expense to profit from ordinary activities – to the extent that the tax expense is attributable to profit from ordinary activities. The table below shows the resultant tax rate compared with the standard Austrian corporate income tax rate of 25%, and the major differences.

Tax rates %

	2008	2007
Austrian corporate income tax rate	**25.0**	**25.0**
Tax effect of:		
Differing foreign tax rates	9.8	7.2
Non-deductible expenses	3.5	3.3
Non-taxable income	(5.5)	(8.7)
Change in tax rate	0.0	(1.6)
Expired tax loss carryforwards	0.1	0.1
Write-down on investments at parent company level	0.0	(0.1)
Change in valuation allowance for deferred taxes	0.4	(0.5)
Other	0.5	(1.1)
Effective Group income tax rate	**33.8**	**23.6**

OMV Aktiengesellschaft forms a tax group with its major subsidiaries in Austria in accordance with section 9 of the Austrian Corporate Income Tax Act 1988 (KStG). Taxable profits and losses of all the Group's main subsidiaries in Austria and some foreign subsidiaries (OMV Australia Pty Ltd., OMV Slovensko s.r.o. and OMV Gaz Ve Enerji Limited Sirketi) are aggregated.

Investment income transferred from domestic subsidiaries is in general exempt from taxation. Dividends from foreign investments in which there is a holding of 10% or more are also excluded from liability to tax at the level of the Austrian parent company.

Taxes on income charged directly to equity totaled EUR 16,836 thousand (2007: 5,571 thousand). In 2008, tax loss carryforwards of EUR 71,137 thousand (2007: EUR 104,577 thousand) were used; the associated deferred taxation was EUR 20,161 thousand (2007: EUR 30,552 thousand).

10 Earnings per share

Earnings per share (EPS)

			2008	2007
	Earnings excluding minorities in EUR 1,000	Number of shares	EPS EUR	EPS EUR
Basic	1,374,437	298,753,838	4.60	5.29
Diluted	1,374,437	298,908,833	4.60	5.28

In 2008 and 2007, there were no discontinued operations.

The calculation of diluted earnings per share takes into account the weighted average number of ordinary shares in issue following the conversion of all potentially diluting ordinary shares. This includes all the options outstanding at December 31, 2008, under the stock option plans for 2004 and 2005, which provide for the acquisition of a total of 154,995 shares on favorable terms (payment of the difference between the share prices at the time the options were granted and the time of exercise in the form of shares).

Notes to the balance sheet

11 Intangible assets

Intangible assets EUR 1,000

2008	Concessions, licenses, rights	Oil and gas assets with unproved reserves	Goodwill	Payments in advance	Total
Costs of acquisition and production					
January 1, 2008	**398,088**	**382,722**	**33,582**	**37,988**	**852,380**
Exchange differences	(36,717)	(21,945)	232	(936)	**(59,365)**
Changes in consolidated Group	5	2,974	–	–	**2,979**
Additions	322,812	271,388	–	5,177	**599,377**
Transfers	38,975	(27,275)	(442)	(37,139)	**(25,881)**
Assets held for sale	(697)	175	–	–	**(521)**
Disposals	(26,410)	(35,992)	(15,321)	(7)	**(77,730)**
December 31, 2008	**696,056**	**572,048**	**18,050**	**5,083**	**1,291,238**
Development of amortization					
January 1, 2008	**217,572**	**98,209**	**15,277**	**–**	**331,058**
Exchange differences	(7,800)	(18,550)	–	–	**(26,351)**
Changes in consolidated Group	–	–	–	–	**–**
Amortization	90,923	2,015	–	–	**92,939**
Impairment	1,248	159,686	–	–	**160,934**
Transfers	(28)	(3,815)	–	–	**(3,843)**
Assets held for sale	(489)	–	–	–	**(489)**
Disposals	(18,760)	(34,896)	(15,277)	–	**(68,933)**
Write-ups	(1)	(1,537)	–	–	**(1,538)**
December 31, 2008	**282,665**	**201,113**	**–**	**–**	**483,778**
Carrying amount January 1, 2008	180,516	284,513	18,305	37,988	**521,322**
Carrying amount December 31, 2008	**413,391**	**370,935**	**18,050**	**5,083**	**807,460**
2007					
Costs of acquisition and production					
January 1, 2007	**337,225**	**212,939**	**33,650**	**1,558**	**585,372**
Exchange differences	(6,585)	(19,680)	(1,252)	(2,588)	**(30,105)**
Changes in consolidated Group	873	4,887	–	–	**5,760**
Additions	65,257	203,546	1,265	40,031	**310,099**
Transfers	7,932	(10,923)	(9)	(975)	**(3,975)**
Disposals	(6,614)	(8,047)	(72)	(38)	**(14,771)**
December 31, 2007	**398,088**	**382,722**	**33,582**	**37,988**	**852,380**
Development of amortization					
January 1, 2007	**176,625**	**9,467**	**–**	**–**	**186,092**
Exchange differences	(2,091)	(6,228)	–	–	**(8,319)**
Changes in consolidated Group	773	–	–	–	**773**
Amortization	45,166	849	–	–	**46,015**
Impairment	1,640	80,106	15,277	–	**97,023**
Transfers	(60)	22,022	–	–	**21,962**
Disposals	(3,963)	(8,007)	–	–	**(11,970)**
Write-ups	(518)	–	–	–	**(518)**
December 31, 2007	**217,572**	**98,209**	**15,277**	**–**	**331,058**
Carrying amount January 1, 2007	160,600	203,472	33,650	1,558	**399,280**
Carrying amount December 31, 2007	**180,516**	**284,513**	**18,305**	**37,988**	**521,322**

Oil and gas assets with unproved reserves consist of capitalized exploration and exploratory type appraisal costs as well as exploration licenses. Before 2008 this position was included in tangible assets. Prior year's figures have been adjusted.

12 Property, plant and equipment

Property, plant and equipment EUR 1,000

	Land, land rights and buildings, including buildings on third-party property	Oil and gas assets	Plant and machinery	Other fixtures, fittings and equipment	Assets under construction	Payments in advance	**Total**
Costs of acquisition and construction							
January 1, 2008	**2,402,165**	**5,942,584**	**4,586,861**	**1,503,598**	**1,120,471**	**126,651**	**15,682,330**
Exchange differences	(66,842)	(377,082)	(62,646)	(15,195)	(76,527)	(13,200)	**(611,492)**
Changes in consolidated Group	7,199	—	(5,769)	(3)	188	—	**1,615**
Additions	105,838	1,598,479	247,289	131,642	923,809	92,751	**3,099,808**
Transfers	102,194	184,618	300,174	87,273	(598,537)	(48,668)	**27,054**
Assets held for sale	(66,312)	(980)	(7,827)	(31,909)	(8,203)	—	**(115,231)**
Disposals	(49,743)	(28,814)	(42,816)	(63,895)	(34,270)	(138)	**(219,676)**
December 31, 2008	**2,434,498**	**7,318,805**	**5,015,267**	**1,611,512**	**1,326,930**	**157,396**	**17,864,408**
Development of depreciation							
January 1, 2008	**835,340**	**2,296,537**	**2,628,625**	**952,265**	**33,528**	**7,390**	**6,753,686**
Exchange differences	(10,952)	(52,934)	(31,367)	(7,359)	(4,113)	(179)	**(106,904)**
Changes in consolidated Group	—	—	(10,791)	(15)	—	—	**(10,806)**
Depreciation	90,828	407,861	207,078	116,629	—	—	**822,396**
Impairment	56,428	590	99,238	12,892	47,140	317	**216,604**
Transfers	(4,031)	(44,291)	49,868	25,238	(14,843)	(6,911)	**5,031**
Assets held for sale	(38,466)	—	(4,934)	(25,321)	—	—	**(68,722)**
Disposals	(31,018)	(17,188)	(38,235)	(55,185)	(22,004)	(138)	**(163,769)**
Write-ups	(1,953)	(32)	(1,509)	(321)	(777)	—	**(4,593)**
December 31, 2008	**896,176**	**2,590,543**	**2,897,972**	**1,018,821**	**38,931**	**479**	**7,442,922**
Carrying amount January 1, 2008	1,566,825	3,646,047	1,958,236	551,333	1,086,943	119,261	**8,928,645**
Carrying amount December 31, 2008	**1,538,323**	**4,728,262**	**2,117,295**	**592,691**	**1,287,999**	**156,916**	**10,421,486**

Property, plant and equipment							EUR 1,000
	Land, land rights and buildings, including buildings on third-party property	Oil and gas assets	Plant and machinery	Other fixtures, fittings and equipment	Assets under construction	Payments in advance	Total
Costs of acquisition and construction							
January 1, 2007	**2,266,287**	**5,406,314**	**3,800,544**	**1,346,378**	**861,334**	**67,257**	**13,748,114**
Exchange differences	(20,387)	(311,984)	(19,882)	(7,029)	(61,469)	(8,819)	**(429,570)**
Changes in consolidated Group	23,224	—	29,625	1,921	1,437	101	**56,308**
Additions	86,432	707,018	542,346	143,202	972,993	101,421	**2,553,412**
Transfers	116,752	185,593	314,046	70,921	(651,117)	(31,608)	**4,587**
Assets held for sale	—	(14,646)	—	—	—	—	**(14,646)**
Disposals	(70,143)	(29,711)	(79,818)	(51,795)	(2,707)	(1,701)	**(235,875)**
December 31, 2007	**2,402,165**	**5,942,584**	**4,586,861**	**1,503,598**	**1,120,471**	**126,651**	**15,682,330**
Development of depreciation							
January 1, 2007	**750,009**	**2,008,277**	**2,515,088**	**892,500**	**45,783**	**7,799**	**6,219,456**
Exchange differences	(2,025)	(116,862)	(6,960)	(2,981)	(1,490)	(475)	**(130,792)**
Changes in consolidated Group	1,588	—	—	738	—	—	**2,326**
Depreciation	81,514	403,736	157,061	100,629	646	—	**743,586**
Impairment	36,517	6,904	24,571	3,652	18,614	67	**90,325**
Transfers	(632)	896	5,285	981	(27,880)	—	**(21,350)**
Assets held for sale	(38)	—	—	—	—	—	**(38)**
Disposals	(30,826)	(6,414)	(66,279)	(42,472)	(17)	(1)	**(146,010)**
Write-ups	(767)	—	(141)	(782)	(2,128)	—	**(3,818)**
December 31, 2007	**835,340**	**2,296,537**	**2,628,625**	**952,265**	**33,528**	**7,390**	**6,753,685**
Carrying amount January 1, 2007	1,516,278	3,398,037	1,285,456	453,878	815,551	59,458	**7,528,658**
Carrying amount December 31, 2007	**1,566,825**	**3,646,047**	**1,958,236**	**551,333**	**1,086,943**	**119,261**	**8,928,645**

Land, land rights and buildings, including buildings on third-party property include land to the value of EUR 507,695 thousand (2007: EUR 512,771 thousand).

Oil and gas assets consist of development type appraisal costs, development costs as well as production costs. Prior year's figures have been adjusted (see Note 11).

Property, plant and equipment with a total carrying amount of EUR 46,510 thousand (2007: EUR 14,608 thousand) was transferred to **assets held for sale**. Thereof EUR 2,020 thousand have been sold until year-end 2008.

Sales of assets held for sale in 2007, relating to the Dunlin joint venture of OMV (U.K.) Limited, were completed in 2008.

In connection with the construction of property, plant and equipment, **interest on borrowings** of EUR 19,189 thousand has been capitalized in 2008 (2007: EUR 23,928 thousand). It was largely not related to borrowings taken up specifically for the purpose, but was calculated using a special financing interest rate of 4.4% (2007: 4.5%). At balance sheet date, there were contractual obligations for the acquisition of property, plant and equipment amounting to EUR 1,033,522 thousand (2007: EUR 867,668 thousand).

Finance lease

Property, plant and equipment include assets being used under finance lease agreements. Finance lease is used inter alia by OMV (U.K.) Limited for a gas processing plant, by OMV Slovensko s.r.o. and OMV Ceská republika, s.r.o. for filling stations and land, by OMV Gas & Power GmbH for natural gas filling stations, by OMV Deutschland GmbH for land and buildings, and by OMV Hungária Ásványolaj Kft. and Petrom LPG SA for fleet vehicles.

Lease and rental agreements — EUR 1,000

			2008			2007
	Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land, land rights and buildings, including buildings on third-party property	24,751	7,769	16,982	23,534	5,898	17,636
Plant and machinery	33,434	27,746	5,688	30,924	25,096	5,828
Other fixtures, fittings and equipment	2,112	697	1,415	6,414	6,414	0
Total	**60,296**	**36,212**	**24,084**	**60,872**	**37,408**	**23,463**

In 2008, conditional lease payments under finance lease agreements amounted to EUR 906 thousand (2007: EUR 18 thousand).

Commitments under finance leases as of December 31, — EUR 1,000

			2008			2007
	≤1 year	1–5 years	>5 years	≤1 year	1–5 years	>5 years
Total future minimum lease commitments	29,370	133,662	11,166	2,340	7,079	12,131
[thereof interest component]	[13,567]	[31,296]	[2,944]	[1,027]	[2,712]	[3,153]
Present value of minimum lease payments	**15,803**	**102,367**	**8,222**	**1,313**	**4,367**	**8,978**

The commitments under finance leases as of December 31, 2008 also include a floating production, storage and offtake vessel (FPSO) for the Maari oilfield platform in New Zealand. Since the beneficial ownership has not been transferred until the end of 2008, the finance lease is not represented in the balance sheet.

Operating lease

OMV also makes use of operating leases, mainly for filling station sites, IT equipment and vehicle fleets. In 2008, these expenses amounted to EUR 95,335 thousand (2007: EUR 65,535 thousand).

Future lease commitments — EUR 1,000

Payable within 1 year	66,610
Payable between 1 and 5 years	174,068
Payable after more than 5 years	247,990
Total future minimum lease commitments	**488,667**

The future lease commitments already include the lease for the new OMV head office payable from 2009 on.

There are options to renew the leases for a large proportion of the leased filling station sites.

13 Investments in associated companies

Associated companies		EUR 1,000
Carrying amount	**2008**	2007
January 1	**2,125,635**	**1,786,141**
Exchange differences	(242,322)	78,477
Changes in consolidated Group	(65,707)	(3,968)
Additions and results	258,145	350,517
Disposals	(120,650)	(85,533)
December 31	**1,955,100**	**2,125,635**

Summarized balance sheet and income statement information for companies accounted for at-equity was as follows:

Summarized information for companies accounted for at-equity		EUR 1,000
	2008	2007
Current assets	3,581,519	3,685,636
Non-current assets	7,148,760	7,222,162
Liabilities	5,485,617	5,359,717
Net sales	17,397,176	15,485,113
Earnings before interest and taxes (EBIT)	560,577	719,270
Net income for the year	297,428	673,533

14 Inventories

During the year, inventory values decreased by EUR 271,244 thousand or 11.1% to EUR 2,172,927 thousand. Inventories at balance sheet date were as follows:

Inventories		EUR 1,000
	2008	2007
Crude oil	420,356	674,423
Other raw materials	368,092	308,333
Work in progress: Petroleum products	144,294	219,997
Other work in progress	10,221	3,862
Finished petroleum products	623,133	783,999
Other finished products	578,719	434,257
Prepayments	28,111	19,300
Total	**2,172,927**	**2,444,171**

Inventory values of crude oil and petroleum products decreased by 29.2% to EUR 1,187,783 thousand (2007: EUR 1,678,419 thousand).

In 2008, the costs of raw materials included in production costs were EUR 17,204,905 thousand (2007: EUR 13,134,433 thousand).

Expensed valuation allowances against inventories amounted to EUR 127,964 thousand (2007: EUR 45,052 thousand).

15 Trade receivables

Trade receivables (carrying amounts)		EUR 1,000
	2008	2007
Receivables from associated companies	52,034	49,403
Receivables from other companies	1,947,757	2,359,801
Total	**1,999,791**	**2,409,204**

The carrying amounts of trade receivables approximate their fair values.

Valuation allowances for trade receivables		EUR 1,000
	2008	2007
January 1	**87,544**	**100,480**
Additions/(releases)	44,759	5,419
Disposals	(32,017)	(20,752)
Foreign exchange rate differences and changes in consolidated Group	(6,230)	2,396
December 31	**94,056**	**87,544**

Carrying amount of impaired trade receivables		EUR 1,000
	2008	2007
Before impairments	133,896	231,277
Net of impairments	39,841	143,733

The aging of trade receivables which were past due but not impaired was as follows:

Carrying amounts of trade receivables past due but not impaired		EUR 1,000
	2008	2007
Up to 60 days overdue	101,647	157,201
61 to 120 days overdue	2,630	270
More than 120 days overdue	8,815	3,985
Total	**113,092**	**161,455**

16 Other financial assets

The carrying amount of **other financial assets** was as follows:

Other financial assets (carrying amounts after valuation) — EUR 1,000

	Valued at fair value through profit or loss	Valued at fair value through equity	Valued at amortized cost	**Total carrying amount**	[thereof short-term]	[thereof long-term]
December 31, 2008						
Investments in not-consolidated companies	–	820,816	58,278	**879,094**	[–]	[879,094]
Investment funds	–	6,620	–	**6,620**	[–]	[6,620]
Bonds	–	166,527	–	**166,527**	[–]	[166,527]
Derivatives designated and effective as hedging instruments	19,110	571,445	–	**590,555**	[369,357]	[221,198]
Other derivatives	98,529	–	–	**98,529**	[98,529]	[–]
Loans	–	–	341,762	**341,762**	[1,996]	[339,766]
Other receivables from not-consolidated subsidiaries	–	–	–	**–**	[–]	[–]
Other receivables from associated companies	–	–	9,840	**9,840**	[9,830]	[10]
Other sundry receivables	–	–	729,696	**729,696**	[218,250]	[511,446]
Total	**117,639**	**1,565,408**	**1,139,576**	**2,822,623**	**[697,962]**	**[2,124,661]**
December 31, 2007						
Investments in not-consolidated companies	–	2,141,532	57,124	**2,198,656**	[–]	[2,198,656]
Investment funds	278,279	189,904	–	**468,183**	[278,279]	[189,904]
Bonds	–	55,717	–	**55,717**	[–]	[55,717]
Derivatives designated and effective as hedging instruments	1,581	74,807	–	**76,388**	[53,657]	[22,731]
Other derivatives	4,389	–	–	**4,389**	[4,389]	[–]
Loans	–	–	206,317	**206,317**	[2,370]	[203,948]
Other receivables from not-consolidated subsidiaries	–	–	5,047	**5,047**	[1,801]	[3,246]
Other receivables from associated companies	–	–	3,724	**3,724**	[3,724]	[–]
Other sundry receivables	–	–	743,367	**743,367**	[249,823]	[493,544]
Total	**284,249**	**2,461,960**	**1,015,579**	**3,761,788**	**[594,043]**	**[3,167,745]**

With the exception of investments in not-consolidated companies valued at cost, for which there are no stock exchange or market prices, the carrying amounts are the fair values of other financial assets.

The carrying amounts of financial assets at fair value through profit or loss (excluding derivatives designated and effective as hedging instruments, which are not classified as financial assets at fair value through profit or loss) at December 31, 2008, were EUR 98,529 thousand (2007: EUR 282,668 thousand). These consist exclusively of financial assets held for trading. The carrying amounts of available-for-sale financial assets at December 31, 2008, were EUR 1,052,241 thousand (2007: EUR 2,444,277 thousand). There were no held-to-maturity financial assets at either December 31, 2007, or December 31, 2008.

Investments in not-consolidated companies valued at fair value through equity consist only of the interest in the Hungarian oil and gas company MOL and include cumulative negative fair value adjustments of EUR 616,225 thousand (2007: positive adjustments of EUR 704,122 thousand). These shares are valued at the stock exchange quotation at the balance sheet date. Considering all circumstances, this stock exchange quotation does not reflect the sustainable enterprise value; for this reason, no impairment affecting profit and loss was carried out. OMV holds a share of 21.22% in MOL, of which shares amounting to EUR 795,669 thousand are used in repo transactions as collateral for short-term bank loans at December 31, 2008. The provision in MOL's articles of incorporation limiting the voting rights of any single shareholder to 10% means that OMV does not exercise a significant influence over the company's business.

The loans include interest-bearing shareholder loans to IOB Holdings A/S and Erdöl-Tanklagerbetrieb GmbH totaling EUR 42,775 thousand (2007: EUR 42,775 thousand) with an average interest rate of 5.52% in 2008, and an interest-free shareholder loan of EUR 294,750 thousand (2007: EUR 159,750 thousand) to BAYERNOIL Raffineriegesellschaft mbH.

Amortized costs of securities — EUR 1,000

	2008	2007
Investments in not-consolidated companies at fair value	1,437,041	1,437,410
Investments in not-consolidated companies at cost	58,278	57,124
Investment funds at fair value through profit or loss	—	276,020
Available-for-sale investment funds	6,631	212,646
Bonds	171,883	57,543

Valuation allowances for other financial receivables [1] — EUR 1,000

	2008	2007
January 1	**106,697**	**122,574**
Additions/(releases)	1,199	(398)
Disposals	(1,926)	(9,042)
Foreign exchange rate differences	(10,783)	(6,436)
December 31	**95,187**	**106,697**

[1] Related to other sundry receivables included in item other financial assets.

Carrying amount of other financial receivables — EUR 1,000

	2008	2007
Before impairments	95,275	107,521
Net of impairments	88	825

The aging of other financial receivables which were past due but not impaired was as follows:

Carrying amount of other financial receivables past due but not impaired — EUR 1,000

	2008	2007
Up to 60 days overdue	1,499	1,523
61 to 120 days overdue	–	1,647
More than 120 days overdue	12	2,567
Total	**1,511**	**5,737**

17 Other assets

Other assets — EUR 1,000

	2008		2007	
	Short-term	Long-term	Short-term	Long-term
Prepaid expenses	32,953	15,947	62,163	16,501
Other payments on account	16,974	–	–	–
Other non-financial receivables	126,434	26,641	131,818	–
Other assets	**176,360**	**42,587**	**193,981**	**16,501**

18 Assets and liabilities held for sale

In 2008, assets and liabilities held for sale consist of land and property owned by OMV Aktiengesellschaft and Petrom SA, filling stations of OMV Refining & Marketing GmbH and OMV Deutschland GmbH and the E&P-investment Boquerón, S.A, Venezuela. These transactions should be closed in 2009.

In 2007, the principal assets and liabilities held for sale consisted of land owned by OMV Aktiengesellschaft, and of the Dunlin field (a joint venture in the UK).

Assets and liabilities held for sale — EUR 1,000

	2008	2007
Non-current assets	53,928	20,644
Current assets and deferred taxes	6,428	10,692
Assets held for sale	**60,356**	**31,336**
Provisions	5,695	25,549
Liabilities	2,454	2,015
Liabilities associated with assets held for sale	**8,149**	**27,564**

19 Stockholders' equity

The **capital stock** of OMV Aktiengesellschaft consists of 300,000,000 (2007: 300,000,000) fully paid no par value shares with a total nominal value of EUR 300,000 thousand (2007: EUR 300,000 thousand). There are no different classes of shares, and no shares with special rights of control. All shares are entitled to dividends for the financial year 2008, with the exception of treasury shares held by OMV Aktiengesellschaft.

The Executive Board was authorized by resolution of the Annual General Meeting 2007, to increase the capital stock of OMV Aktiengesellschaft with the approval of the Supervisory Board by up to EUR 36,350 thousand by the issue of up to 36,350,000 no par value shares until May 23, 2012 (authorized capital).

The Annual General Meeting of May 14, 2008 authorized the Executive Board for a period of 18 months after the date of the authorization to purchase the Company's stock up to the maximum amount permissible by law (currently 10% of the authorized share capital). Repurchased shares may be used to service the stock option plans or can at any time be sold through the stock exchange or by means of a public offer.

Capital reserves have been formed by the introduction into OMV Aktiengesellschaft of funds by its shareholders over and above the capital stock, on the basis of their ownership relationship.

The Group's **revenue reserves** include the net income and losses of consolidated subsidiaries and investments included at-equity, as adjusted for the purposes of consolidation.

The **gains or losses recognized directly in consolidated equity** at balance sheet date shown under other reserves were as follows:

Gains/(losses) recognized directly in equity — **EUR 1,000**

	December 31, 2008			December 31, 2007		
	Gross	Taxes	Net	Gross	Taxes	Net
Foreign exchange differences and other	(423,194)	–	(423,194)	104,058	–	104,058
Unrealized gains/(losses) on securities	(620,152)	691	(619,461)	680,253	5,796	686,049
Change in equity of company included at-equity not affecting income or expense	–	–	–	(26,576)	–	(26,576)
Unrealized gains/(losses) on hedges	74,338	(12,011)	62,328	(15,083)	3,495	(11,588)
Gains/(losses) recognized directly in equity	**(969,008)**	**(11,320)**	**(980,328)**	**742,652**	**9,291**	**751,943**

For 2008, OMV Aktiengesellschaft proposes a dividend of EUR 1.00 per eligible share.

For 2007, OMV Aktiengesellschaft proposed a dividend of EUR 1.25 per eligible share. This dividend was paid in May 2008.

The Annual General Meetings for the years 2000 to 2008 approved the repurchase of treasury shares in connection with the provision of stock option plans. The costs of repurchased shares have been reflected in a reduction in equity. Gains or losses on the re-issue of treasury shares (issue proceeds less acquisition cost) result in an increase or reduction in capital reserves.

Changes in **treasury shares** were as follows:

Treasury shares

	Number of shares	Repurchase cost EUR 1,000
January 1, 2007	**1,289,606**	**14,141**
Additions	1,627,390	64,861
Disposals	(1,647,930)	(65,072)
December 31, 2007	**1,269,066**	**13,930**
Additions	15,774	446
Disposals	(31,941)	(378)
December 31, 2008	**1,252,899**	**13,997**

The **number of shares in issue** was as follows:

Number of shares in issue

	Number of shares	Treasury shares	Shares in issue
January 1, 2007	**300,002,400**	**1,289,606**	**298,712,794**
Capital decrease	(2,400)	(2,400)	–
Purchase of treasury shares	–	1,627,390	(1,627,390)
Used to cover conversions and stock options	–	(1,645,130)	1,645,130
Sale of treasury shares	–	(400)	400
December 31, 2007	**300,000,000**	**1,269,066**	**298,730,934**
Purchase of treasury shares	–	15,774	(15,774)
Used to cover stock options	–	(31,266)	31,266
Sale of treasury shares	–	(675)	675
December 31, 2008	**300,000,000**	**1,252,899**	**298,747,101**

Changes in **provisions** during the year were as follows:

Provisions **EUR 1,000**

	Pensions and similar obligations	Current income taxes	Decom-missioning and restoration [1]	Other provisions [2]	**Total**
January 1, 2008	**923,060**	**85,370**	**1,555,952**	**667,923**	**3,232,305**
Exchange differences	(6,829)	(1,199)	(141,825)	(50,763)	**(200,616)**
Changes in consolidated Group	156	407	—	(2,983)	**(2,420)**
Used	(69,602)	(54,702)	(15,535)	(358,770)	**(498,609)**
Payments to funds	(9,837)	—	—	—	**(9,837)**
Allocations	124,625	55,539	280,273	555,516	**1,015,953**
Transfers	(29,798)	—	4,990	24,808	—
Liabilities associated with assets held for sale	—	—	(5,065)	(312)	**(5,377)**
December 31, 2008	**931,775**	**85,415**	**1,678,790**	**835,420**	**3,531,400**
[thereof short-term]	[—]	[85,415]	[—]	[552,349]	**[637,764]**

[1] The short-term portion of the decommissioning and restoration provision, amounting to EUR 442 thousand (2007: EUR 5,221 thousand), is included under other provisions.
[2] In 2007, this item included accrued vacations of EUR 31,227; starting in 2008, these are included under other liabilities (see Note 21). The comparative figure for 2007 has been adjusted to reflect this change.

Provisions for pensions, and similar obligations
Employees of Austrian Group companies whose service began before December 31, 2002, are entitled to receive **severance payments** upon termination of employment or on reaching normal retirement age. The entitlements depend on years of service and final compensation levels. Entitlements to severance payments for employees whose service began after December 31, 2002, are covered by defined contribution plans.

The indexed **pension commitments** in respect of currently active employees of OMV Aktiengesellschaft were transferred to an external pension fund managed by APK-Pensionskasse AG in earlier years.

The defined benefit plans are generally based on years of service and the employee's average compensation over the last five calendar years of employment. These pension plans are non-contributory. For the defined contribution plans, the reported expense corresponds to the contributions payable for the period.

Employees in Austria and Germany are entitled to **jubilee payments** after completion of a given number of years of service. These plans are non-contributory and unfunded.

Defined benefit pension obligations were as follows:

Defined benefit pension plans EUR 1,000

	2008	2007	2006	2005	2004
Present value of obligations financed through funds	522,420	551,603	539,403	525,873	473,205
Market value of plan assets [1]	(349,295)	(381,439)	(382,386)	(366,003)	(347,153)
Unrecognized actuarial gains/(losses)	(72,970)	(72,315)	(65,075)	(75,303)	(41,932)
Provision for obligations financed through funds	**100,155**	**97,849**	**91,942**	**84,567**	**84,120**
Present value of obligations not financed through funds	524,123	560,277	578,398	598,230	606,917
Unrecognized actuarial gains/(losses)	(5,765)	(21,451)	(19,316)	(18,915)	6,002
Provision for obligations not financed through funds	**518,358**	**538,826**	**559,082**	**579,315**	**612,919**
Provision for defined benefit pension obligations	**618,513**	**636,675**	**651,024**	**663,882**	**697,039**

[1] In 2008, this item includes EUR 770 thousand in respect of qualifying insurance contracts (2007: EUR 770 thousand).

Changes in the provisions for **severance payments, jubilee payments and personnel reduction schemes** were as follows:

Severance payments, jubilee payments and personnel reduction schemes EUR 1,000

	2008	2007	2006	2005	2004
Present value of obligations	469,082	442,024	496,157	463,075	414,674
Unrecognized actuarial gains/(losses)	(5,994)	(12,953)	(6,182)	(12,114)	1,329
Provision for obligations	**463,088**	**429,071**	**489,975**	**450,961**	**416,003**

Changes in **provisions and expenses** were as follows:

Provisions and expenses EUR 1,000

		2008		2007
	Pensions	Severance and jubilee entitlements, and personnel reduction schemes	Pensions	Severance and jubilee entitlements, and personnel reduction schemes
Provision January 1	**636,675**	**429,071**	**651,024**	**489,975**
Expense for the year	39,242	126,455	38,084	91,978
Additions from businesses acquired	—	20,036	—	—
Allocation to funds	(10,658)	—	(5,195)	—
Benefits paid	(46,746)	(93,715)	(47,565)	(143,188)
Exchange translation difference	—	(18,759)	—	(9,987)
Liabilities taken over as a result of mergers	—	—	327	293
Provision December 31	**618,513**	**463,088**	**636,675**	**429,071**
Current service cost	5,374	117,536	6,597	75,877
Interest cost	48,544	17,334	48,909	15,684
Expected return on plan assets	(20,384)	—	(22,446)	—
Amortized actuarial (gains)/losses	5,708	(8,415)	4,679	417
Past service cost	—	—	345	—
Expenses of defined benefit plans for the year	**39,242**	**126,455**	**38,084**	**91,978**

Expenses for interest accrued on personnel reduction schemes of EUR 6,343 thousand (2007: EUR 5,776 thousand) have been included under interest expense.

Severance and jubilee entitlements and personnel reduction schemes include provisions of EUR 149,826 thousand (2007: EUR 142,687 thousand) for the costs of personnel reduction schemes disclosed under other short-term provisions.

Underlying assumptions for calculating pension expense and expected defined benefit entitlements as of December 31

		2008		2007
	Pensions	Severance, jubilees	Pensions	Severance, jubilees
Capital market interest rate	5.50%	5.50%	4.50%	4.50%
Future increases in salaries	3.85%	3.85%	3.85%	3.85%
Inflation	2.50%	–	1.90%	–
Long-term rate of return on plan assets	5.50%	–	6.00%	–

In 2007, for calculating the provision for severance payments at Petrom SA a discount rate of 4.34% and an inflation rate of 3.00% were used.

Allocation of plan assets as of December 31

		2008		2007
	VRG IV	VRG VI	VRG IV	VRG VI
Asset category				
Equity securities	23.1%	25.6%	37.3%	42.1%
Debt securities	54.7%	47.2%	37.7%	45.9%
Cash and money market investments	16.4%	27.2%	18.3%	12.0%
Other	5.8%	–	6.7%	–
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The **market value of plan assets** for defined benefit pension obligations financed through funds was as follows:

Market value of plan assets **EUR 1,000**

		2008		2007
	VRG IV	VRG VI	VRG IV	VRG VI
Market value of plan assets January 1	**180,496**	**200,173**	**172,417**	**209,969**
Expected return on plan assets	9,833	10,534	10,290	12,138
Allocation to funds	7,713	2,945	5,195	–
Benefits paid	(3,178)	(17,270)	(2,187)	(16,086)
Transfers of funds assets	–	–	1,043	(1,043)
Actuarial gains/(losses) on pension plan assets for the year	(33,810)	(8,911)	(6,262)	(4,805)
Market value of plan assets December 31	**161,054**	**187,471**	**180,496**	**200,173**

Investment policies aim to achieve an optimal investment portfolio structure and to ensure that existing entitlements are covered at all times. The investment of plan assets is governed by section 25 Austrian Pension Fund Act and the Investment Fund Act. In addition to these regulations, the investment guidelines of APK-Pensionskasse AG regulate the spread of asset allocation, the use of funds of funds and the selection of fund managers. New categories of investments or the employment of a wider range of funds requires the approval of the APK-Pensionskasse AG management board. Diversification for both equity and debt securities is global; however, the bulk of the debt securities are EUR-denominated.

The funds of the asset allocation and risk group (VRG) IV are invested in EUR-denominated bond funds, international equity funds and money market investments. As part of the policy of risk diversification, in selecting the asset managers, their different management styles and investment approaches have been taken into account.

In 2005, the investment management policy for the funds of VRG VI was changed to a value-at-risk approach. The process involves investing in European equities and in low-risk assets, with a defined worst-case loss limit, but also with the opportunity of benefiting from positive stock market performance.

Favorable or adverse variances in the performance of individual VRGs compared with target returns on plan assets exist, due to their different maturities and to different developments in the capital markets. As a consequence of the weakness of the global financial markets starting in September 2008 also the performance of VRG IV was negative in 2008; due to the value-at-risk approach the performance of VRG VI was balanced in 2008.

For 2009, defined benefit related contributions to APK-Pensionskasse AG of EUR 5,378 thousand are planned.

Projected **payments to beneficiaries of pension plans** for 2009–2018 are as follows:

Projected payments to beneficiaries of pension plans	**EUR 1,000**
	Pensions
2009	67,750
2010	68,484
2011	69,011
2012	70,306
2013	72,180
2014-2018	366,038

Provisions for decommissioning and restoration obligations
Changes in capitalized decommissioning costs and provisions for decommissioning and restoration obligations are shown in the table below. In the event of changes in estimated restoration costs, only the effect of the change in present value of the change is recognized in the period concerned. If the value increases, the increase is written off over the remaining useful life of the asset, and if it decreases, the decrease is deducted from capitalized asset value.

Capitalized decommissioning costs and provisions for decommissioning and restoration obligations EUR 1,000

	Acquisition cost	Depreciation	Carrying amount
Capitalized decommissioning costs			
January 1, 2008	**240,409**	**138,210**	**102,199**
Exchange differences	(14,705)	(1,984)	(12,721)
New obligations	23,992	–	23,992
Acquisitions and disposals	–	–	–
Assets held for sale [1]	(1,856)	(667)	(1,189)
Increase arising from revisions in estimates	39,522	–	39,522
Depreciation	–	17,783	(17,783)
Disposal (decommissioning)	(16,632)	(17,027)	395
Reduction arising from revisions in estimates	(2,297)	–	(2,297)
December 31, 2008	**268,433**	**136,315**	**132,117**
Decommissioning and restoration obligations [2]			
January 1, 2008	–	–	**1,561,174**
Exchange differences	–	–	(153,992)
New obligations	–	–	31,063
Liabilities associated with assets held for sale [1]	–	–	(5,062)
Increase arising from revisions in estimates [3]	–	–	165,877
Reduction arising from revisions in estimates	–	–	(2,522)
Accrued discounting	–	–	97,547
Repayments	–	–	(14,853)
December 31, 2008	–	–	**1,679,232**

[1] The assets and liabilities held for sale mainly refer to planned disposals of filling stations in Austria and Germany.
[2] The short-term portion of this item at December 31, 2008, amounting to EUR 442 thousand (2007: EUR 5,221 thousand), is included under other provisions.
[3] This item includes an increase in provision of EUR 132,857 thousand based on changes in the estimates for Petrom SA.

The provision for decommissioning and restoration costs includes obligations in respect of Petrom SA amounting to EUR 1,262,444 thousand (2007: EUR 1,194,654 thousand). There is a corresponding claim against the Romanian state of EUR 506,630 thousand (2007: EUR 473,363 thousand), which is disclosed as a non-current asset under other financial assets.

Other provisions EUR 1,000

	2008		2007	
	Short-term	Long-term	Short-term	Long-term
Environmental costs	2,019	116,953	1,589	110,484
Other personnel provisions [1]	183,794	355	168,405	286
Other	366,535	165,764	221,711	165,448
Other provisions	**552,348**	**283,072**	**391,705**	**276,218**

[1] In 2007, this position included accrued vacations of EUR 31,227 thousand, which are reported as other liabilities from 2008 on. The comparative figure for 2007 has been adjusted.

Other personnel provisions include short-term costs of staff reductions amounting to EUR 149,826 thousand (2007: EUR 142,687 thousand). Other provisions contain current provisions for decommissioning and restoration costs of EUR 442 thousand (2007: EUR 5,221 thousand). This item also includes EUR 150,438 thousand short-term and EUR 94,985 thousand long-term litigation provisions due to litigations with former and current employees for various types of claims due to differing interpretations of some of the clauses of the Petrom Collective Bargaining Agreement.

Emissions certificates
Directive 2003/87/EC of the European Parliament and of the European Council established a greenhouse gas emissions trading scheme, requiring member states to draw up national plans to allocate emissions certificates. Under this scheme, affected OMV Group companies (with the exception of Petrom SA) received a total of 11,204,724 free emissions certificates for the first period, 2005–2007. Romania was admitted to the scheme in January 2007, when it joined the EU. 4,344,491 certificates were allocated to 19 plants of Petrom.

Total emissions for 2007 amounted to 3,754,249 t for OMV plants (2006: 3,867,453 t; 2005: 3,851,722 t). OMV surrendered certificates for this amount to the relevant national emissions trading registries in April 2008 (April 2007 and April 2006 respectively). In 2007, emissions of Petrom plants amounted to 3,992,018 t; certificates for that amount were surrendered to the relevant trading registry.

For the first year of the trading period 2008–2012 a total of 8,066,373 free emission certificates were allocated by national allocation plans to the OMV Group companies concerned, thereof 3,987,421 to 19 plants of Petrom in Romania.

As of December 31, 2008, OMV Group held 8,072,732 emissions certificates, of which 3,300,000 emissions certificates are used in repo transactions as collateral for short-term bank loans.

Emissions certificates

	Emissions certificates as of December 31, 2008
Allocation for 2008	8,066,373
Net purchases and sales in 2008 [1]	6,359
Total	**8,072,732**

[1] Purchases are valued at their acquisition cost.

As of December 31, 2008 (as well as of December 31, 2007) there was no shortfall in certificates for the OMV Group.

Liabilities EUR 1,000

	2008			2007		
	Total	Short-term	Long-term	**Total**	Short-term	Long-term
Bonds	**488,116**	–	488,116	**466,990**	–	466,990
Interest-bearing debts	**3,644,715**	1,606,509	2,038,205	**2,963,633**	2,514,827	448,806
[thereof to banks] [1]	**[3,644,715]**	[1,606,509]	[2,038,205]	**[2,963,633]**	[2,514,827]	[448,806]
Trade payables (short-term) [2]	**2,141,067**	2,141,067	–	**2,573,046**	2,573,046	–
[thereof to not-consolidated subsidiaries]	**[87]**	[87]	[–]	**[695]**	[695]	[–]
[thereof to associated companies]	**[60,137]**	[60,137]	[–]	**[56,048]**	[56,048]	[–]
Other financial liabilities [2]	**814,735**	415,411	399,324	**410,624**	317,560	93,063
Other liabilities [3]	**1,021,385**	1,007,457	13,927	**928,011**	911,594	16,418
Liabilities associated with assets held for sale	**8,149**	8,149	–	**27,564**	27,564	–
Total	**8,118,166**	**5,178,594**	**2,939,572**	**7,369,867**	**6,344,591**	**1,025,276**

[1] Amounts due to banks are secured by pledged securities of OMV Clearing und Treasury GmbH (MOL shares, see Note 16) in the amount of EUR 795,669 thousand and of OMV Refining & Marketing GmbH in the amount of EUR 4,911 thousand (2007: OMV Refining & Marketing GmbH, EUR 4,718 thousand).
[2] Accruals for goods and services not yet invoiced, which were reported under other financial liabilities in 2007, are reported as trade payables (short-term) in 2008. The comparative figures for 2007 have been adjusted accordingly.
[3] Accrued vacation, which was reported under other provisions in 2007, is reported under other liabilities in 2008. The comparative figures for 2007 have been adjusted accordingly.

Bonds

Bonds issued

	Nominal	Coupon	Repayment	**2008** Carrying amount December 31 EUR 1,000	2007 Carrying amount December 31 EUR 1,000
Domestic corporate bond [1]	EUR 250,000,000	3.75% fixed	30.6.2010	252,476	248,613
US private placement [1]	USD 182,000,000	4.73% fixed	27.6.2013	130,775	123,633
	USD 138,000,000	4.88% fixed	27.6.2015	104,864	94,744
Total				**488,116**	**466,990**

[1] In part, derivatives (interest swaps) were used to convert the interest rates from fixed to floating.

Interest-bearing debts and bonds

Some of the Group's interest-bearing debts to non-banks involve financial covenants, which relate in the main to adjusted equity ratios, cash flow from operating activities excluding interest income and expense, and earnings before interest, taxes, depreciation and amortization (EBITDA).

Interest-bearing debts and bonds have the following maturities:

Interest-bearing debts and bonds EUR 1,000

	2008	2007
Short-term loan financing	1,606,509	2,474,703
Short-term component of long-term financing	—	40,125
Total short-term	**1,606,509**	**2,514,827**
Maturities of long-term financing		
2009/2008 (short-term component of long-term financing)	—	40,125
2010/2009	428,800	37,549
2011/2010	1,280,798	248,613
2012/2011	91,084	154,675
2013/2012	460,775	90,081
2014/2013 and subsequent years	264,864	384,877
Total for 2010/2009 onwards	**2,526,321**	**915,796**

Breakdown of interest-bearing debts and bonds by currency and interest rate EUR 1,000

		2008	2008 Weighted average interest rate	2007	2007 Weighted average interest rate
Long-term interest-bearing debts and bonds [1]					
Fixed rates	EUR	532,476	3.55%	528,738	3.55%
	USD	235,640	4.79%	218,377	4.79%
Total		**768,116**		**747,115**	
Variable rates	AUD	4,193	6.47%	40,854	7.46%
	EUR	1,524,963	4.03%	70,700	5.39%
	NZD	76,475	5.76%	53,844	9.06%
	RON	125,735	17.55%	—	—
	USD	26,839	2.88%	43,408	5.23%
Total		**1,758,205**		**208,806**	
Short-term interest-bearing debts and bonds [2]					
BGN		9,719	6.35%	—	—
EUR		1,537,955	5.37%	2,264,066	4.61%
HRK		3,824	12.44%	285	8.95%
HUF		25,875	10.99%	111,866	7.67%
MDL		—	—	342	17.50%
RON		29,136	16.33%	—	—
SKK		—	—	4,694	4.45%
USD		—	—	93,450	6.15%
Total		**1,606,509**		**2,474,703**	

[1] Including short-term components of long-term debts.
[2] Short-term interest-bearing debt in 2008 included fixed interest liabilities amounting to EUR 741,340 thousand (2007: EUR 6,470 thousand), all of which were in EUR (2007: EUR 6,128 thousand in USD, EUR 342 thousand in Moldovan lei [MDL]). All other short-term interest-bearing debt was at variable rates (including overnight money).

Interest-bearing debts and bonds amounting to EUR 4,132,830 thousand (2007: EUR 3,430,623 thousand) are valued at amortized cost. The estimated fair value of these liabilities was EUR 4,101,239 thousand (2007: EUR 3,403,237 thousand), of which EUR 1,477,865 thousand (2007: EUR 726,198 thousand) was at fixed rates and EUR 2,623,374 thousand (2007: EUR 2,677,039 thousand) was at floating rates. The fair value of financial liabilities for which market prices were not available was established by discounting future cash flows using interest rates prevailing at balance sheet date for similar liabilities with similar maturities.

Other financial liabilities

Other financial liabilities [1] — **EUR 1,000**

	Total	Short-term	Long-term
2008			
Trade payables (long-term)	**86,973**	–	86,973
Liabilities to not-consolidated subsidiaries	**518**	401	117
Liabilities to associated companies	**6,800**	–	6,800
Liabilities on derivatives designated and effective as hedging instruments	**509,018**	249,919	259,099
Liabilities on other derivatives	**16,385**	16,385	–
Other sundry financial liabilities	**195,042**	148,707	46,335
Total	**814,735**	**415,411**	**399,324**
2007			
Trade payables (long-term)	**40,588**	–	40,588
Liabilities to not-consolidated subsidiaries	**418**	418	–
Liabilities to associated companies	**6,811**	11	6,800
Liabilities on derivatives designated and effective as hedging instruments	**102,997**	87,777	15,220
Liabilities on other derivatives	**8,202**	8,202	–
Other sundry financial liabilities	**251,607**	221,152	30,455
Total	**410,624**	**317,560**	**93,063**

[1] Accruals for goods and services not yet invoiced, which were reported under other financial liabilities in 2007, are reported as trade payables (short-term) in 2008. The comparative figures for 2007 have been adjusted accordingly.

The carrying amount of liabilities on derivatives corresponds to the fair value. Liabilities on derivatives designated and effective as hedging instruments contain liabilities on fair value hedges of EUR 55,954 thousand (2007: EUR 46,088 thousand) whose fair value adjustments have been recognized through profit or loss. Fair value adjustments on other liabilities on derivatives designated and effective as hedging instruments have been recognized through equity. The liabilities on other derivatives are financial liabilities at fair value through profit or loss. All other items are liabilities to be classified as measured at amortized cost.

Other liabilities

Other liabilities			EUR 1,000
	Total	Short-term	Long-term
2008			
Other taxes and social security liabilities	**643,617**	643,571	46
Payments received in advance	**313,511**	300,739	12,772
Other sundry liabilities [1]	**64,257**	63,148	1,109
Total	**1,021,385**	**1,007,457**	**13,927**
2007			
Other taxes and social security liabilities	**603,510**	603,505	4
Payments received in advance	**205,285**	188,872	16,413
Other sundry liabilities [1]	**119,216**	119,216	–
Total	**928,011**	**911,594**	**16,418**

[1] Accrued vacation, which was reported under other provisions in 2007, is reported under other sundry liabilities in 2008. The comparative figures for 2007 have been adjusted accordingly.

22 Deferred taxes

Deferred taxes				EUR 1,000
	Deferred tax assets before allowances	Allowances	Net deferred tax assets	Deferred tax liabilities
2008				
Intangible assets	10,878	564	10,314	83,999
Property, plant and equipment	140,142	–	140,142	367,544
Other financial assets	24,403	–	24,403	1,471
Accrued Petroleum Revenue Tax (PRT)	688	–	688	1,375
Inventories	20,664	126	20,538	22,014
Receivables and other assets	34,157	15,877	18,279	177,402
Untaxed reserves	–	–	–	8,013
Provisions for pensions and similar obligations	99,364	–	99,364	–
Other provisions	246,830	5,747	241,083	25,334
Liabilities	199,787	225	199,563	212,024
Other deferred taxes not associated with balance sheet items	–	–	–	103,654
Tax loss carryforwards	62,293	37,307	24,986	–
Total	**839,205**	**59,847**	**779,358**	**1,002,829**
Netting (same tax jurisdictions)			(637,514)	(637,514)
Deferred taxes associated with assets held for sale			(1,546)	(2,142)
Deferred taxes per balance sheet			**140,298**	**363,173**

Deferred taxes EUR 1,000

	Deferred tax assets before allowances	Allowances	Net deferred tax assets	Deferred tax liabilities
2007				
Intangible assets	19,714	–	19,714	2,798
Property, plant and equipment	113,128	–	113,128	463,971
Other financial assets	26,670	5	26,665	1,376
Accrued Petroleum Revenue Tax (PRT)	2,171	–	2,171	1,086
Inventories	10,298	130	10,169	58,440
Receivables and other assets	44,929	17,860	27,069	49,006
Untaxed reserves	20	–	20	25,190
Provisions for pensions and similar obligations	101,156	–	101,156	13
Other provisions	231,170	4,894	226,276	24,396
Liabilities	101,568	752	100,816	182,483
Other deferred taxes not associated with balance sheet items	–	–	–	90,846
Tax loss carryforwards	69,067	40,255	28,812	–
Total	**719,890**	**63,896**	**655,994**	**899,604**
Netting (same tax jurisdictions)			(591,448)	(591,448)
Deferred taxes associated with assets held for sale			(9,012)	(336)
Deferred taxes per balance sheet			**55,534**	**307,820**

Deferred taxes on the retained earnings of Group companies are generally only recognized where there is no possibility of tax-free transfers to the parent company or where there is no future tax income or expense associated with consolidation entries.

As of December 31, 2008, OMV had **tax loss carryforwards** of EUR 242,343 thousand (2007: EUR 234,321 thousand). Eligibility of losses for carryforward expires as follows:

Losses for carryforward EUR 1,000

	2008	2007
2008	–	7,057
2009	2,761	1,229
2010	5,311	9,277
2011	4,755	14,021
2012	2,530	6,727
2013	66,270	–
After 2013/2012	56,277	26,983
Unlimited	104,439	169,027
Total	**242,343**	**234,321**

Supplementary information on the financial position

23 Cash flow statement

Cash and cash equivalents include cash balances, bank accounts and highly liquid short-term investments with low realization risk, i.e., negligible short-term exchange and interest risks. The maximum maturity at the time of acquisition for such investments is three months. The cash balances of Amical Insurance Limited amounting to EUR 16,208 thousand (2007: EUR 30,887 thousand) are not entirely available for use, as a result of the statutory regulations governing insurance. Additional EUR 15,081 thousand refer to pledged accounts.

Cash flow statement — **EUR 1,000**

	2008	2007
Interest payments	(137,219)	(122,058)
Income tax payments	(572,059)	(546,244)
Dividend payments by associated companies	58,104	37,604

24 Contingent liabilities

OMV recognizes provisions for litigation where the litigation is likely to result in obligations. Management is of the opinion that litigation, to the extent not covered by provisions or insurance, will not materially affect the Group's financial position. The production facilities and properties of all Group companies are subject to a variety of environmental protection laws and regulations in the countries where they operate. The estimated cost of known environmental obligations has been provided in accordance with the Group's accounting policies. For oil and gas pipelines, provisions for decommissioning and restoration are made if an obligation exists at balance sheet date. In conformity with the going concern principle, no provisions have been made for contingent obligations in respect of decommissioning where the timing cannot be predicted.

Management believes that compliance with current laws and regulations, and future more stringent laws and regulations, will not have a material negative impact on consolidated results in the near future.

Disposals of subsidiaries in past years (Chemie Linz GmbH and PCD Polymere GmbH) have led to the Company's assuming liability for potential environmental risks. The total amount of these contingent liabilities is limited to EUR 101,740 thousand. As at balance sheet date, no claims had arisen in consequence of the above disposals.

In connection with the sale of the PCD group in 1998, agreements expiring in 2017 have been arranged on real estate in Schwechat and Burghausen; exercise of the options would lead to an exchange of properties.

As part of the agreement for the disposal of AMI Agrolinz Melamine International GmbH contingent liabilities up to a maximum of EUR 67,500 thousand were assumed, in particular, for any environmental risks and any costs of ongoing litigation. The period of liability (with some exceptions) is limited to 60 months from the date the transaction was closed. The period of liability for similar contingent liabilities included in the agreement for the disposal of Polyfelt GmbH expired in December 2008.

Liquidity risk
For the purpose of assessing liquidity risk, budgeted operating and financial cash inflows and outflows throughout the Group are monitored and analyzed on a monthly basis in order to establish the expected net change in liquidity. This is then compared with current money market deposits and existing loans as well as maturities of the current portfolio, and the available liquidity reserves. This analysis provides the basis for financing decisions and capital commitments.

In the light of the financial crisis and restrictions on the availability of credit, OMV puts additional emphasis on liquidity risk and its management. To ensure that OMV Group remains solvent at all times and retains the necessary financial flexibility, liquidity reserves in form of committed credit lines are maintained.

The operational liquidity management includes a cash concentration process to pool liquid funds. It enables the management of surplus liquidity and liquidity requirements to the best advantage of individual companies and the Group as a whole.

Details of OMV Group's financial liabilities are shown in Note 21.

Capital risk
Capital risk management at OMV Group is part of value management and is based on two key performance measures, ROACE (return on average capital employed) and the gearing ratio. Based on its mid-term planning assumptions, OMV targets a ROACE of 13% over the business cycle and a long-term gearing ratio of up to 30%.

Market risk
Derivative and non-derivative instruments are used as required to manage market risks resulting from changes in interest rates, foreign exchange rates and commodity prices which could have a negative effect on assets, liabilities or expected future cash flows. The general rule is that derivatives are used for the purpose of hedging risks on underlying transactions. Derivative instruments are contracts whose value is derived from one or more underlying financial instruments, indices or prices that are defined in the contract. The initial recognition of derivatives takes place as soon as the contracts become contractually binding, i.e., when the rights and obligations arise. They are derecognized when the contractual rights and obligations lapse or are transferred.

Commodity price risk management
Financial instruments are used where appropriate to hedge the main industry risks associated with price volatility, such as the highly negative impact of low oil prices on cash flow, in accordance with an internal corporate guideline on the management of commodities risk.

OMV uses a portfolio model for **strategic risk management for commodities** to ensure that sufficient cash flow is available to finance the Group's growth and maintain its investment grade credit profile.

To protect the Group's cash flow from the adverse impact of falling oil prices, derivative instruments have been used to hedge the proceeds of 65,000 bbl/d in 2009. To achieve this goal, put spreads were used, where a price floor of USD 80/bbl is secured as long as the oil price is above USD 65/bbl. In case the oil price is below USD 65/bbl in 2009, the hedge pays out USD 15/bbl in addition to the realized market price. The put spreads were financed via call options in order to avoid initial investment (zero cost structure), whereby the Group would not be able to profit from oil prices above approximately USD 110/bbl in 2009 for the above stated volume. The hedges are over-the-counter (OTC) contracts with first class banks. In 2007, OMV purchased put options to provide a hedge against a heavy fall in prices in 2008 – in the E&P segment around 18% of total production was hedged.

In R&M's **operational risk management**, limited use is made of derivative instruments both as earnings hedges on selected product sales and to reduce exposure to price risks on inventory fluctuations. Crude oil and product swaps are used to hedge the refining margin (crack spread) – the difference between crude oil prices and bulk product prices. Gains and losses on hedging transactions are included in costs of sales.

Exchange-traded oil futures as well as OTC contracts (contracts for difference and swaps) are used in supply and trading to hedge short-term market price risks on purchases and sales. Gains and losses on hedging transactions are allocated to R&M, and are calculated using fair values.

In G&P, OTC swaps and options are used to hedge purchase and sales price risks. The aim is to hedge the price risk on inventory fluctuations and the differences in terms and conditions of purchases and sales.

Swaps do not involve an investment at the time the contracts are concluded; settlement normally takes place at the end of the quarter or month. The premiums on put options are payable when the contract is concluded; where options are exercised, payment of the difference between strike price and average market price for the period takes place at contract expiration.

Open commodity contracts as of December 31, 2008 were as follows:

Nominal and fair value of open contracts — EUR 1,000

	2008		2007	
	Nominal	Fair value	Nominal	Fair value
Strategic risk management				
Commodity options [1]	623,001	211,830	1,372,693	248
Operational risk management				
Commodity futures	183,924	14,618	125,858	(73)
Commodity swaps	821,821	32,694	1,274,257	(41,403)
Commodity options	2,261	0	1,724	101
Gas swaps	1,028,152	(164,980)	771,027	12,143
Gas options	41,597	5,678	43,266	193

[1] Commodity options used for strategic risk management in 2008 are combined financial products composed of put and call options.

The fair values at balance sheet date were as follows:

Fair values EUR 1,000

			2008			2007
	Nominal	Fair value assets	Fair value liabilities	Nominal	Fair value assets	Fair value liabilities
Cash flow hedges						
Commodity options (strategic risk management)	507,985	171,618	–	–	–	–
Commodity swaps	132,321	114,371	(95,841)	478,353	22,010	(24,536)
Gas swaps	923,005	242,801	(357,902)	723,078	54,330	(33,522)
Fair value hedges						
Commodity swaps	–	–	–	99,998	–	(35,624)
Gas swaps	98,733	5,636	(55,976)	33,806	557	(8,993)
Gas options	41,597	5,678	–	11,050	–	–
Derivatives held for trading						
Commodity options (strategic risk management)	115,016	40,212	–	1,372,693	248	–
Commodity futures	183,924	14,618	–	125,858	–	(73)
Commodity swaps	689,500	28,049	(13,885)	695,906	4,750	(8,003)
Commodity options (operational risk management)	2,261	0	–	1,724	101	–
Gas swaps	6,414	815	(354)	14,144	853	(1,081)
Gas options	–	–	–	32,216	193	–

Cash flow hedging for commodities

Cash flow hedging for commodities (excluding minority interests) EUR 1,000

	Period of expected cash flows for cash flow hedges	Direct equity adjustments from cash flow hedges	[thereof: Transfer from equity disclosed in income statement]	[thereof: Transfer from equity against original costs of acquisition]
2008				
Brent options	2009	127,025	[–]	[–]
Swaps fix to floating – Brent	2009	(102,770)	[(44,213)]	[–]
Swaps fix to floating – products	2009	124,877	[66,077]	[–]
Swaps fix to floating – gas	until Q4/11	(82,881)	[(12,691)]	[(1,029)]
2007				
Brent options	–	–	[–]	[–]
Swaps fix to floating – Brent	2008	56,648	[54,971]	[–]
Swaps fix to floating – products	2008	(76,903)	[(61,004)]	[(15,585)]
Swaps fix to floating – gas	until Q1/11	18,619	[(255)]	[–]

In R&M, crude oil on the purchase side and products on the sales side are hedged separately, with the aim of protecting future margins.

Crude is hedged by buying on a fixed and selling on a floating rate basis, and products are hedged by selling fixed and buying floating.

The hedging of future cash flows is accounted for as a cash flow hedge, and the effective part of the change in value of the derivative is taken directly to equity. When the hedged item (underlying transaction) affects profit and loss, the amounts previously taken to equity are released to profit and loss. The ineffective part of the cash flow hedges, amounting to a positive EUR 13,396 thousand (2007: negative EUR 313 thousand) was recognized in profit and loss.

Fair value hedges for commodities
For fair value hedges, both the changes in value of the underlyings and the countervailing changes in value of the hedges are recognized through profit or loss. The differences are measures of hedging ineffectiveness.

Fair value hedges for commodities EUR 1,000

	2008	2007
Changes on underlyings	68,785	51,972
Changes on hedges	(69,594)	(52,866)

Sensitivity analysis

For open hedging contracts of the kinds discussed above, sensitivity analysis is performed to determine the effect of market price fluctuations (+/–10%) on market value. The sensitivity of OMV Group's overall earnings differs from the sensitivity shown below, since the contracts concluded are used to hedge operational exposures.

The effect of market price fluctuations on earnings or equity depends on the type of derivative used, and on whether hedge accounting is applied. Market price sensitivity for derivatives to which cash flow hedge accounting is applied is shown in the sensitivity table for equity. Sensitivity to market price fluctuations for all other open derivatives is shown in the sensitivity table for earnings.

The market value sensitivities of open derivatives are currently as follows:

Sensitivity analysis for open derivatives affecting equity before taxes EUR 1,000

	2008		2007	
	Market price +10%	Market price (10)%	Market price +10%	Market price (10)%
Strategic risk management				
Commodity options	(15,320)	12,323	(24)	127
Operational risk management				
Commodity futures	(1,847)	1,847	(325)	325
Commodity swaps	(3,226)	3,226	(15,359)	15,359
Commodity options	–	–	118	(67)
Gas swaps	8,252	(8,252)	(2,661)	2,661
Gas options	(412)	412	(99)	406

Sensitivity analysis for open derivatives affecting equity EUR 1,000

	2008		2007	
	Market price +10%	Market price (10)%	Market price +10%	Market price (10)%
Strategic risk management				
Commodity options	–	–	–	–
Operational risk management				
Commodity futures	–	–	–	–
Commodity swaps	(747)	747	(3,564)	3,564
Commodity options	–	–	–	–
Gas swaps	1,594	(1,594)	11,608	(11,608)
Gas options	–	–	–	–

Foreign exchange risk management

OMV operates in many countries and currencies, therefore industry-specific activities and the corresponding exchange risks need to be precisely analyzed. The USD represents OMV's greatest risk exposure, in the form of movement of the USD against the EUR and the RON. Other currencies have only a limited impact on cash flow and EBIT.

The transaction risk on USD cash flows is monitored on an ongoing basis. The Group's long/short net position is reviewed at least annually and the sensitivity is calculated: OMV has a USD long position in E&P and a comparatively smaller USD short position in its R&M business. OMV has a netted USD long position as the USD position from operating business of the segments E&P and R&M are offsetting only to a small extent. This analysis provides the basis for management of transaction risks on currencies.

OMV entered into currency option contracts for an exposure of USD 1 bn for 2009, to secure cash flow and reduce the impact of EUR-USD exchange rate movements. OMV is therefore only exposed to exchange rate movements within the range of EUR-USD 1.32 to 1.15 for the stated volume.

As of December 31, 2008, the nominal value of transactions hedging planned USD transactions, USD receivables and transactions used to manage liquidity was as follows:

Transactions used to manage liquidity — EUR 1,000

	2008		2007	
	Nominal	Fair value	Nominal	Fair value
Currency options [1]	735,791	54,131	–	–
Currency forwards	218,549	2,313	343,636	(1,158)
Currency swaps	13,183	(785)	12,085	(87)

[1] Options in 2008 are combined financial products composed of put and call options.

Forwards and swaps shown under foreign exchange risk management are used exclusively to hedge foreign exchange rate risks on outstanding receivables and payables. The market value of these instruments will move in the opposite direction to the value of the corresponding receivable or liability if the relevant foreign exchange rate changes. The currency options are used as hedging instruments for planned transactions in 2009.

Cash flow hedging for currency derivatives

Cash flow hedging for currency derivatives — EUR 1.000

	Period of expected cash flows for cash flow hedges	Direct equity adjustments from cash flow hedges	[thereof: Transfer from equity disclosed in income statement]	[thereof: Transfer from equity against original costs of acquisition]
2008				
Currency options	2009	23,815	[–]	[–]
Currency forwards	2009	122	[–]	[–]

The hedging of future USD cash flows is accounted for as a cash flow hedge, and the effective part of the change in value of the derivative is taken directly to equity. When the transaction affects profit and loss, the amounts previously taken to equity are released to profit and loss.

In 2007, no cash flow hedge accounting was used for currency derivatives.

Translation risk is also monitored on an ongoing basis at Group level, and the risk position is evaluated. Translation risk arises on the consolidation of subsidiaries preparing their financial statements in currencies other than in EUR. The largest exposures result from changes in the value of the RON and the USD against the EUR. The long-term foreign exchange rate risk on investments in subsidiaries not preparing financial statements in EUR is calculated and appraised on a regular basis.

For financial instruments, sensitivity analysis is performed for changes in foreign exchange rates, and the sensitivity of the principal currency exposures is as follows: The main exposures as of December 31, 2008, were to the EUR-HUF, EUR-RON and EUR-USD exchange rates. On Group level, the EUR-RON sensitivity not only includes the RON net exposure versus EUR but also the net RON exposure versus the USD, since the USD-RON exposure can be split into a EUR-RON and EUR-USD exposure.

Sensitivity analysis for financial instruments affecting earnings before taxes [1] — EUR 1,000

	2008		2007	
	10% appreciation of the EUR	10% depreciation of the EUR	10% appreciation of the EUR	10% depreciation of the EUR
EUR-RON	14,875	(14,875)	32,309	(32,309)
EUR-USD	(30,477)	30,477	(13,258)	13,258

[1] Refers only to financial instruments and is not the same as the Group's overall foreign exchange rate sensitivity for EBIT.

Sensitivity analysis for financial instruments affecting equity — EUR 1,000

	2008		2007	
	10% appreciation of the EUR	10% depreciation of the EUR	10% appreciation of the EUR	10% depreciation of the EUR
EUR-HUF	(81,714)	81,714	(214,153)	214,153

Sensitivity analysis

For the open USD option contracts and the currency forwards qualifying for hedge accounting a sensitivity analysis is performed to determine the effect of exchange rate fluctuations (+/-10%) on the fair value. The sensitivity of the fair values of open currency forwards and currency swaps is included in the sensitivity analysis for financial instruments, since they are exactly offsetting.

The USD-sensitivities of open derivatives are currently as follows:

Sensitivity analysis for open derivatives affecting earnings before taxes — EUR 1,000

	2008		2007	
	EUR +10%	EUR (10)%	EUR +10%	EUR (10)%
Currency options	12,177	(27,692)	–	–
Currency forwards	–	–	–	–
Currency swaps	–	–	–	–

Sensitivity analysis for open derivatives affecting equity — EUR 1,000

	2008		2007	
	EUR +10%	EUR (10)%	EUR +10%	EUR (10)%
Currency options	43,536	(23,815)	–	–
Currency forwards	12	(12)	–	–
Currency swaps	–	–	–	–

Interest rate management
To facilitate management of interest rate risk, OMV's liabilities are analyzed in terms of fixed and floating rate borrowings, currencies and maturities. Appropriate ratios for the various categories are established, and where necessary derivative instruments are used to hedge fluctuations outside predetermined ranges.

Interest rate swaps are used from time to time to convert fixed rate debt into floating rate debt, and vice versa. Since 2005 interest on EUR 100 mn and USD 50 mn has been swapped from fixed to floating rates. The interest rate spread between the swap and the loan is accounted for as an adjustment to interest expense.

As of December 31, open positions were as follows:

Open positions — EUR 1,000

	2008		2007	
	Nominal	Fair value	Nominal	Fair value
Interest rate swaps	135,927	8,181	133,965	(387)

Interest rate swaps used to hedge the fair value of bonds (fair value hedges) issued by OMV Group (see Note 21) are treated as fully effective.

Interest sensitivities
The open interest swaps shown above have been used to convert fixed interest rates to floating to hedge the fair values of bonds issued, and are classified as a fair value hedge. The effect of an interest rate increase of 0.5 percentage points as of December 31, 2008 would have been a EUR 2.0 mn reduction in market value (2007: EUR 2.0 mn). The effect of an interest rate decrease of 0.5 percentage points as of December 31, 2008, would have been a EUR 2.0 mn increase in market value (2007: EUR 2.0 mn).

Petrom SA holds financial assets whose market value would be affected by changes in interest rates. The effect of an interest rate increase of 0.5 percentage points as of December 31, 2008, would have been a EUR 1.0 mn reduction in the market value of these financial assets (2007: EUR 1.0 mn). A 0.5 percentage points fall in the interest rate as of December 31, 2008, would have led to an increase in market value of EUR 1.0 mn (2007: EUR 1.0 mn).

OMV also carries out regular analysis of the impact of interest rate changes on interest income and expense on floating rate deposits and borrowings. The effects of changes in interest rate are not at present thought to constitute a material risk.

On the Group's floating rate net debt as of December 31, 2008, net interest expense would rise or fall by EUR 6.8 mn if interest rates rose or fell by 0.5 percentage points. As of December 31, 2007, the same change in interest rate would have meant a rise or a fall in net interest income of EUR 10.5 mn.

Credit risk management
The main counterparty credit risks are assessed and monitored at Group level and segment level using predetermined limits for specific countries, banks and business partners. On the basis of creditworthiness, customers are assigned maximum permitted exposures in terms of amounts and maturities, and the creditworthiness assessments are reviewed at least annually or on an ad-hoc-basis. The procedures are governed by guidelines, both at OMV and at Petrom SA. Contracts involving financial instruments are only entered into with counterparties with top grade credit ratings. In the interests of risk diversification, financial agreements are always spread between a number of different banks.

Credit risk versus financial counterparties in strategic risk management, foreign exchange rate risk management and interest rate risk management amounted to a maximum of EUR 1,033.3 mn as of December 31, 2008 (2007: EUR 96.6 mn). Credit risk versus financial counterparties in operational risk management in the R&M business amounted to a maximum of EUR 337.3 mn (2007: EUR 574.8 mn).

Investment risk

To hedge medium-term investments in external funds, the following instruments, which were sold in 2008, were used by the Group's external fund managers in 2007:

Instruments				EUR 1,000
		2008		2007
	Nominal	Fair value	Nominal	Fair value
Index futures	–	–	15,847	236
Interest rate futures	–	–	879,266	(179)

26 Result on financial instruments

Result on financial instruments		EUR 1,000
	2008	2007
Result on financial instruments at fair value through profit or loss	11,617	4,393
Result on available-for-sale financial instruments	76,868	34,413
Result on held-to-maturity financial instruments	–	–
Result on loans and receivables	62,973	56,525
Result on financial liabilities measured at amortized cost	(249,072)	(68,197)
Total	**(97,613)**	**27,135**

The result on financial instruments includes dividend income (excluding associated companies), interest income and expense, foreign exchange gains and losses, gains and losses on the disposal of financial assets, impairment losses and write-ups of financial assets, and fair value adjustments to financial instruments at fair value through profit or loss. Income or expenses on derivative instruments used to hedge operational risks and set off by opposed expenses or income in costs of sales or sales revenues are not included in the result on financial instruments. The result on financial instruments at fair value through profit or loss consists exclusively of the result on held-for-trading financial instruments.

In the income statement, a negative EUR 68,754 thousand (2007: negative EUR 10,884 thousand) of the result on financial instruments forms part of operating profit (EBIT) and a negative EUR 28,859 thousand (2007: positive EUR 38,019 thousand) forms part of the net financial result.

The result on available-for-sale financial instruments in 2008 includes an amount of EUR 19,649 thousand (2007: EUR 22,743 thousand) removed from equity during the period under review and recognized as expense in the income statement. In addition to the result on available-for-sale financial instruments shown in the table, in 2008 a loss of EUR 1,321,361 thousand (2007: loss of EUR 18,536 thousand) was recognized directly in equity; this related mainly to investments in not-consolidated companies (see Note 16).

The result on available-for-sale financial instruments includes impairment losses of EUR 3 thousand (2007: EUR 154 thousand). There were no write-ups of available-for-sale financial instruments in 2008 (2007: EUR 1,353 thousand). The result on loans and receivables includes impairment losses of EUR 59,158 thousand (2007: EUR 47,460 thousand). Write-ups of loans and receivables amount to EUR 13,222 thousand (2007: EUR 42,107 thousand).

27 Stock option plans

On the basis of resolutions of the relevant Annual General Meetings, OMV has – starting in 2000 – implemented long-term performance oriented compensation plans for the Executive Board and selected senior executives in the Group. The executives in question – provided they themselves invest in OMV shares – are granted options entitling them to acquire OMV shares (or their monetary equivalents) on favorable terms if the stock price has risen by at least 15%.

In the explanations that follow, the numbers of options and the values have been adjusted for the 10–for–1 stock split on July 11, 2005.

At the times the options were granted, details of the plans were as follows:

Main conditions

	2008 plan	2007 plan	2006 plan	2005 plan	2004 plan
Start of plan	1.9.2008	1.9.2007	1.9.2006	1.9.2005	1.9.2004
End of plan	31.8.2015	31.8.2014	31.8.2013	31.8.2012	31.8.2011
Vesting period	2 years	2 years	2 years	2 years	2 years
Exercise price	EUR 47.550	EUR 47.850	EUR 45.190	EUR 34.700	EUR 16.368
Option entitlement per OMV share held	20	20	20	20	15
Qualifying own investment					
Executive Board	1,136 shares [1]	1,230 shares [1]	1,242 shares [1]	2,390 shares [1]	3,980 shares [1]
Senior executives	379 shares [1]	410 shares [1]	414 shares [1]	800 shares [1]	1,330 shares [1]
Options granted					
Executive Board members					
Auli [2]	22,720	24,600	8,280	–	19,950
Davies	22,720	24,600	24,840	47,800	59,700
Langanger	22,720	24,600	24,840	47,800	59,700
Roiss	22,720	24,600	24,840	47,800	59,700
Ruttenstorfer	22,720	24,600	24,840	47,800	59,700
Total – Executive Board	**113,600**	**123,000**	**107,640**	**191,200**	**258,750**
Other senior executives	428,280	440,760	360,220	532,000	484,350
Total options granted	**541,880**	**563,760**	**467,860**	**723,200**	**743,100**
Plan threshold share price	**EUR 54.680**	**EUR 55.030**	**EUR 51.970**	**EUR 39.910**	**EUR 18.823**

[1] Or 25%, 50%, or 75% thereof.
[2] Member of the Executive Board since January 1, 2007.

At balance sheet date, all options for the 2003 plan and some of the options for the 2004 and 2005 plans were exercised. As of December 31, 2007, some of the options for the 2003, 2004 and 2005 plans were exercised.

Participation in the stock option plans is subject also to the following terms and conditions:

1. Eligibility to participate in the stock option plans is conditional on investment by the participant, who must hold the shares at the start of the plan and for the entire period until exercise.

2. For all plans, the number of shares participants are required to hold is calculated by dividing the maximum permitted investment by the average quoted price of the stock in the month of May in the year of issue. Options may also be exercised at levels of 25%, 50% or 75% of the maximum holding.

3. In the event of participants disposing of their underlying investments, the options are forfeited. The options are not transferable and expire if not exercised.

4. The exercise price is the average price for the period from May 20 to August 20.

5. Provided that the plan thresholds are attained, the options may be exercised in the exercise period for the 2004 plan during the 20 trading days after publication of the quarterly reports (exercise window). For the plans for 2005–2008 exercise windows are periods where exercise is not prohibited according to the following criteria. Options may not be exercised:
   - when the plan participant is party to insider information;
   - during the blackout period specified in the Issuers Compliance Regulation (six weeks before scheduled publication of the annual results, three weeks before publication of the quarterly results or any other restricted periods defined by compliance officers);
   - if the Executive Board forbids the exercise for a specific period.

6. Evidence of the participant's underlying investment must be furnished when exercising an option. The options may be exercised by purchasing the shares or by having the difference between the current market price and the exercise price paid out in cash or in the form of shares, provided always that the market price of OMV stock at the time of exercise exceeds the exercise price by at least 15%.

In 2008 and 2007 movements in options under the stock option plans were as follows:

Stock option plans

		2008		2007
	Number of options	Weighted average exercise price EUR	Number of options	Weighted average exercise price EUR
Outstanding options as of January 1	**1,905,850**	**37.163**	**2,085,585**	**28.529**
Options granted	541,880	47.550	563,760	47.850
Options exercised	(325,340)	21.029	(743,495)	21.048
Outstanding options as of December 31	**2,122,390**	**42.288**	**1,905,850**	**37.163**
Options exercisable at year end [1]	—	—	**874,230**	**25.974**

[1] The options for the plans 2004, 2005 and 2006 would have been exercisable at year end, if the share price had been above the respective plan threshold.

During 2008, a total of 325,340 options granted under the 2003, 2004 and 2005 plans were exercised. The amount due in respect of all options was the difference between the current share price and the exercise price. For 42,000 options, the options were exercised through the purchase of shares. The weighted average market price at the time of exercise in 2008 was EUR 54.376. Considering the plan threshold, the intrinsic value of the options exercisable as of December 31, 2008 was EUR 0. (As of December 31, 2008 the share price was below the plan threshold for all plans.)

During 2007, 743,495 options granted under the 2003, 2004 and 2005 plans were exercised. For 722,495 options the difference between the current share price and the exercise price was paid; the amount due in respect of all options was settled in cash. For 21,000 options, the options were exercised through the purchase of shares. The weighted average market price at the time of exercise in 2007 was EUR 50.087. The intrinsic value of the options exercisable as of December 31, 2007 was EUR 25,742 thousand.

Exercise of options by plan participants was as follows:

Options exercised

		2008		2007
	Options exercised	Weighted average exercise price EUR	Options exercised	Weighted average exercise price EUR
Executive Board members				
Auli	–	–	–	–
Davies	107,500	24.519	84,000	10.404
Langanger	42,000	10.404	71,850	12.882
Roiss	29,700	16.368	–	–
Ruttenstorfer	59,700	16.368	42,000	10.404
Total – Executive Board	**238,900**	**18.987**	**197,850**	**11.304**
Other senior executives	86,440	26.672	545,645	24.581
Total options exercised	**325,340**	**21.029**	**743,495**	**21.048**

Compensation expense from the exercise of options reflects the value of the options exercised at the date of exercise and amounted as follows:

Compensation expense **EUR 1,000**

	2008	2007
2003 plan	1,711	6,722
2004 plan	6,944	10,694
2005 plan	2,194	4,174
Total	**10,849**	**21,590**

Of this amount, EUR 8,293 thousand (2007: EUR 7,447 thousand) was attributable to Executive Board members and EUR 2,556 thousand (2007: EUR 14,143 thousand) to other senior executives.

As of December 31, 2008, **outstanding options** under the various plans were as follows:

Outstanding options

Plan	Exercise price EUR	Options outstanding	Remaining maturity in years	Options exercisable at year end [1]
2004	16.368	173,490	2.7	–
2005	34.700	375,400	3.7	–
2006	45.190	467,860	4.7	–
2007	47.850	563,760	5.7	–
2008	47.550	541,880	6.7	–
Total		**2,122,390**		–

[1] The options for the plans 2004, 2005 and 2006 would have been exercisable at year end, if the share price had been above the respective plan threshold.

The options are valued using the Black-Scholes model. The expected average volatility of the stock has been calculated on the basis of the volatility of the past five years. The possibility of earlier exercise is reflected in the risk-free interest rate selected, which is based on rates prevailing at balance sheet date.

The fair value as of December 31, 2008 is calculated on the basis of the options still outstanding, while the fair value as of the time of award is based on the total options granted. Assuming that the conditions for exercise are fulfilled during the exercise period, the fair value of the stock option plans is as follows:

Valuation as of December 31, 2008

	2008 plan	2007 plan	2006 plan	2005 plan	2004 plan
Market value of plan (EUR 1,000)	4,031	4,497	3,312	1,191	664
Calculation variables					
Market price of stock (EUR)	18.72	18.72	18.72	18.72	18.72
Risk-free rate of return	3.349%	3.232%	3.092%	2.951%	2.664%
Maturity of options (including vesting period)	6.7 years	5.7 years	4.7 years	3.7 years	2.7 years
Average dividend yield	6.7%	6.7%	6.7%	6.7%	6.7%
Share price volatility	40%	40%	40%	40%	40%

Provision is made for the expected future costs of options unexercised at balance sheet date based on fair values. For new plans, the expense is spread over the two-year vesting period. As of December 31, 2008, the provision amounted to EUR 8,836 thousand (2007: EUR 34,976 thousand), and the net decrease was EUR 26,140 thousand (2007: increase EUR 4,259 thousand).

Segment reporting

28 Business operations and key markets

OMV Group is divided into three operating segments: Exploration and Production (E&P), Refining and Marketing including petrochemicals (R&M) and Gas and Power (G&P). Group management, financing activities and certain service functions are concentrated in the Corporate and Other (Co&O) segment.

The Group's involvement in the oil and gas industry, by its nature, exposes the Group to certain risks: These include political instability, deteriorating economic conditions, changes in legislation or fiscal regimes, as well as other operating risks inherent in the industry, such as the high volatility of crude oil prices and the USD. A variety of measures are used to manage these risks. Apart from the integration of the Group's upstream and downstream operations, and the policy of maintaining a balanced portfolio of OECD and non-OECD assets in the E&P segment, the main instruments used are operational in nature. Insurance and taxation are also dealt with on a group-wide basis. OMV maintains information on the political situation in all the countries in which it operates. Regular surveys are undertaken across the Group to identify current litigation and pending court and administrative proceedings.

Business decisions of fundamental importance are made by the Executive Board of OMV. The business segments are independently managed, as each represents a strategic unit with different products and markets.

E&P's activities focus on six core regions. In 2008, the existing exploration portfolio was expanded with new exploration licenses in the core regions Northwestern Europe, Middle East and North Africa.

R&M operates two refineries, in Schwechat and Burghausen, and further two refineries in Romania. It also has a 45% interest in Bayernoil Raffineriegesellschaft mbH (third-party processing refineries). It has a powerful presence in the filling station and wholesale businesses in its main markets – Austria, and Central and South Eastern Europe. OMV's interest in Petrol Ofisi A.S., Turkey's leading filling station operator and retailer, was increased to 41.6% during 2008.

The **G&P** segment is of major significance in gas transport in Austria, the gas transit business and in gas importing. OMV is the sole operator of long-distance gas transmission pipelines in Austria. The power business extends the gas value chain into gas fired power plants. Due to changes in management responsibilities the Doljchim fertilizer in Romania plant is included in G&P since 2008 (before: E&P).

The key measure of operating performance for the Group is earnings before interest and taxes (EBIT). In compiling the segment results, business activities with similar characteristics have been aggregated. Intra-group sales and cost allocations by the parent company are determined in accordance with internal OMV policies; management is of the opinion that the transfer prices of goods and services exchanged between segments correspond to market prices. Business transactions not attributable to operating segments are included in the results of the Co&O segment.

OMV Group's **primary segment reporting** is based on business segments.

29 Segment reporting

Primary segment reporting EUR mn

	E&P	R&M	G&P	Co&O	**Total**	Consolidation	**Consolidated total**
2008							
Sales [1]	5,089.10	20,883.36	3,798.34	367.55	**30,138.35**	(4,595.75)	**25,542.60**
Intra-group sales	(4,065.95)	(46.10)	(123.24)	(360.46)	**(4,595.75)**	4,595.75	–
External sales	1,023.15	20,837.26	3,675.10	7.09	**25,542.60**	–	**25,542.60**
EBIT [2]	2,273.67	(105.47)	244.64	(110.51)	**2,302.33**	37.34	**2,339.66**
Total assets [3]	7,306.65	7,571.37	1,868.91	277.95	**17,024.88**	–	**17,024.88**
Investments in PPE/IA	2,632.96	834.35	149.52	82.36	**3,699.19**	–	**3,699.19**
Investments in associated companies	–	890.25	86.44	978.41	**1,955.10**	–	**1,955.10**
Assets held for sale	1.33	38.78	–	20.25	**60.36**	–	**60.36**
Liabilities [4]	2,917.28	2,541.75	1,235.29	726.03	**7,420.34**	–	**7,420.34**
Depreciation and amortization	490.60	356.18	24.78	43.78	**915.34**	–	**915.34**
Impairment losses	162.43	201.97	11.63	1.51	**377.54**	–	**377.54**
Income from associated companies [5]	–	87.19	12.02	18.68	**117.89**	–	**117.89**
2007							
Sales [1]	4,247.42	16,311.91	3,096.32	260.78	**23,916.44**	(3,874.41)	**20,042.04**
Intra-group sales	(3,393.99)	(26.57)	(199.95)	(253.90)	**(3,874.41)**	3,874.41	–
External sales	853.43	16,285.35	2,896.37	6.89	**20,042.04**	–	**20,042.04**
EBIT [2]	1,967.71	84.31	243.59	(76.61)	**2,219.00**	(34.51)	**2,184.49**
Total assets [3]	5,758.11	8,072.58	1,130.39	447.49	**15,408.57**	–	**15,408.57**
Investments in PPE/IA	1,460.65	1,143.68	149.32	109.86	**2,863.51**	–	**2,863.51**
Investments in associated companies	–	874.77	90.58	1,160.28	**2,125.63**	–	**2,125.63**
Assets held for sale	22.65	–	–	8.69	**31.34**	–	**31.34**
Liabilities [4]	2,567.48	3,177.36	618.45	684.53	**7,047.83**	–	**7,047.83**
Depreciation and amortization	424.52	307.17	20.77	37.14	**789.60**	–	**789.60**
Impairment losses	100.16	83.10	4.48	0.11	**187.85**	–	**187.85**
Income from associated companies [5]	–	164.64	26.29	107.07	**298.00**	–	**298.00**

[1] Including intra-group sales.
[2] See consolidated income statement for reconciliation of EBIT to net income for the year.
[3] Including intangible assets (IA), property, plant and equipment (PPE), inventories, trade receivables, receivables from associated companies and companies with which a participating relationship exists, and other receivables and assets.
[4] Including trade payables, provisions for pensions and similar obligations, provisions for decommissioning and restoration obligations, other provisions excluding provisions for other taxes amounting to EUR 2.83 mn (2007: EUR 10.79 mn), other financial liabilities and other liabilities.
[5] See Note 8.

Details of the **secondary segments** were as follows:

Secondary segment reporting EUR mn

	Austria	Germany	Romania	Rest of CEE	Rest of Europe	Rest of world [4]	**Total**	Consolidation	**Consolidated total**
2008									
Sales [1]	9,717.74	4,686.79	6,539.12	4,430.39	2,785.61	1,978.69	**30,138.35**	(4,595.75)	**25,542.60**
Intra-group sales	(983.25)	(0.41)	(2,738.61)	(0.93)	(21.03)	(851.52)	**(4,595.75)**	4,595.75	—
External sales	8,734.48	4,686.38	3,800.51	4,429.46	2,764.59	1,127.17	**25,542.60**	—	—
EBIT [2]	810.79	95.43	312.02	(4.62)	108.68	980.03	**2,302.33**	37.34	**2,339.66**
Total assets [3]	5,131.78	1,914.95	6,053.17	1,416.64	547.50	1,960.84	**17,024.88**	—	**17,024.88**
Investments in PPE/IA	677.44	91.11	1,818.55	107.77	76.96	927.36	**3,699.19**	—	**3,699.19**
2007									
Sales [1]	7,743.92	3,846.14	5,434.40	3,339.25	2,076.48	1,476.26	**23,916.44**	(3,874.41)	**20,042.04**
Intra-group sales	(847.80)	(1.20)	(2,280.34)	(0.65)	(54.92)	(689.50)	**(3,874.41)**	3,874.41	—
External sales	6,896.12	3,844.94	3,154.06	3,338.60	2,021.56	786.76	**20,042.04**	—	—
EBIT [2]	602.47	81.43	600.74	20.79	93.14	820.43	**2,219.00**	(34.51)	**2,184.49**
Total assets [3]	4,276.62	2,245.86	5,352.76	1,552.28	751.96	1,229.09	**15,408.57**	—	**15,408.57**
Investments in PPE/IA	708.09	408.69	1,188.12	137.07	79.90	341.64	**2,863.51**	—	**2,863.51**

[1] Including intra-group sales.
[2] See consolidated income statement for reconciliation of EBIT to net income for the year.
[3] Including intangible assets (IA), property, plant and equipment (PPE), inventories, trade receivables, receivables from associated companies and companies with which a participating relationship exists, and other receivables and assets.
[4] Rest of world: Principally Australia, Iran, Kazakhstan, Libya, New Zealand, Pakistan, Tunisia, Yemen.

Other information

Average number of employees [1]

30 Average number of employees

	2008	2007
OMV Group excluding Petrom group	5,639	5,349
Petrom group	35,605	32,028
Total Group	**41,243**	**37,377**

[1] Calculated as the average of the month's end number of employees during 2008.

31 Expenses group auditors

The expenses for services rendered by the group auditors comprise the following:

Expenses for services rendered by the group auditors — **EUR 1,000**

	2008	2007
Year-end audit	2,990	2,616
Other assurance services	507	700
Tax advisory services	55	18
Other services	762	507
Total	**4,313**	**3,841**

32 Related parties

Under IAS 24, details of relationships with related parties and related enterprises not included in consolidation must be disclosed. Enterprises and individuals are considered to be related if one party is able to control or exercise significant influence over the business of the other.

In 2008, there were arm's-length supplies of goods and services between the Group and the following companies included at-equity: Borealis AG, Petrol Ofisi A.S. and Oberösterreichische Ferngas AG.

Related enterprises — **EUR 1,000**

	2008		2007	
	Sales	Receivables	Sales	Receivables
Borealis AG	1,488,600	125,242	1,004,642	95,351
Oberösterreichische Ferngas AG [1]	2,437	–	3,294	320
Petrol Ofisi A.S.	3,185	–	34,510	2,953
Total	**1,494,222**	**125,242**	**1,042,446**	**98,624**

[1] Until the reorganization transactions as of the end of June 2008.

At balance sheet date, there were trade payables to Bayernoil Raffineriegesellschaft mbH of EUR 59,119 thousand (2007: EUR 54,216 thousand).

At balance sheet date, there was a loan to IOB Holding A/S of EUR 35,975 thousand outstanding (2007: EUR 35,975 thousand), and one to Bayernoil Raffineriegesellschaft mbH of EUR 294,750 thousand (2007: EUR 159,750 thousand).

Total **remuneration received** by the Executive Board was made up as follows:

Remuneration received by the Executive Board EUR 1,000

2008	Auli	Davies	Langanger	Roiss	Ruttenstorfer	Total
Fixed remuneration for 2008	452	572	507	593	679	**2,803**
Variable remuneration (for 2007)	625	1,044	1,044	1,203	1,362	**5,277**
Pension fund contributions	96	222	338	270	444	**1,371**
Benefits in kind (company car, accident insurance) and reimbursed expenses	8	9	8	8	8	**42**
Total	**1,181**	**1,848**	**1,897**	**2,073**	**2,494**	**9,493**
2007						
Fixed remuneration for 2007	350	525	460	530	600	**2,465**
Variable remuneration (for 2006)	68	1,105	1,105	1,273	1,442	**4,993**
Pension fund contributions	72	208	129	99	145	**653**
Benefits in kind (company car, accident insurance) and reimbursed expenses	8	9	8	8	8	**42**
Total	**498**	**1,847**	**1,702**	**1,910**	**2,195**	**8,153**

Details of stock option plans are shown in Note 27.

The members of the Executive Board and the members of the Supervisory Board are covered by directors and officers liability insurance (D&O) and legal costs insurance. A large number of other OMV employees also benefit from these two forms of insurance, and the insurers levy lump-sum premiums, which are not specifically attributed to the Board members.

Compensation of former members of the Executive Board and their surviving dependants amounted to EUR 1,071 thousand (2007: EUR 1,043 thousand).

In 2008, the total remuneration (excluding stock option plans) of 39 top executives (excluding the Executive Board; 2007: 39) amounted to EUR 13,485 thousand (2007: EUR 10,707 thousand), of which basic remuneration, such as salaries, accrued vacations and bonuses was EUR 11,134 thousand (2007: EUR 8,997 thousand) and EUR 1,027 thousand (2007: EUR 1,250 thousand) were expenses for pension fund contributions. The expenses for severance benefits were EUR 1,264 thousand (2007: EUR 437 thousand), and other long-term benefits amounted to EUR 60 thousand (2007: EUR 23 thousand). See Note 27 for details of stock option plans.

In 2008 remuneration expenses for the Supervisory Board amounted to EUR 383 thousand (2007: EUR 374 thousand, including EUR 5 thousand decrease in provisions).

Raiffeisen Zentralbank Österreich AG is one of the enterprises in which a member of the Supervisory Board has a material financial interest (section 95 (5) (12) Austrian Companies Act (AktienG)); the bank is one of OMV Group's most important banking partners, but not leading in terms of volume of business.

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20%

33 Direct and indirect investments of OMV Aktiengesellschaft

	Parent company	Equity interest in %	Type of consolidation [1]
Exploration and Production			
"Artamira" LLC, Saratov	RING	100.00	C
"CARneft" OJSC, Saratov	RING	100.00	C
"Chalykneft" OJSC, Saratov	RING	100.00	C
KOM MUNAI LLP, Almaty	PETROM	95.00	C
"Management Company 'CorSarNeft' " LLC, Moscow	RING	100.00	C
"Neftepoisk" LLC, Saratov	RING	100.00	C
"Oil Company 'RENATA' " LLC, Usinsk	RING	100.00	C
OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna	OMVEP	100.00	C
OMV AUSTRALIA PTY LTD, Perth	OMV AG	100.00	C
OMV Austria Exploration & Production GmbH, Vienna (OEPA)	OMVEP	100.00	C
OMV (BAYERN) Exploration GmbH, Vienna	OEPA	100.00	C
OMV (Bulgaria) Offshore Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (EGYPT) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (EGYPT) Oil & Gas Exploration GmbH, Vienna	OMVEP	100.00	NC
OMV Exploration & Production GmbH, Vienna (OMVEP)	OMV AG	100.00	C
OMV EXPLORATION & PRODUCTION LIMITED, Douglas	OMVEP	100.00	C
OMV (FAROE ISLANDS) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Global Oil & Gas GmbH, Vienna	OMVEP	100.00	NC
OMV (IRAN) onshore Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (IRELAND) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (IRELAND) Killala Exploration GmbH, Vienna	OMVEP	100.00	NC
OMV New Zealand Limited, Wellington (NZEA)	OMVEP	100.00	C
OMV (NORGE) AS, Stavanger	OMVEP	100.00	C
OMV OF LIBYA LIMITED, Douglas	OMVEP	100.00	C
OMV Oil and Gas Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Oil Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Oil Production GmbH, Vienna	OMVEP	100.00	C
OMV (PAKISTAN) Exploration Gesellschaft m.b.H., Vienna	OMVEP	100.00	C
OMV Petroleum Exploration GmbH, Vienna	OMVEP	100.00	C
OMV Proterra GmbH, Vienna	OEPA	100.00	C
OMV (RUSSLAND) Exploration & Production GmbH, Vienna	OMVEP	100.00	C
OMV (SLOVAKIA) Exploration GmbH, Vienna	OEPA	100.00	C
OMV (Tunesien) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (Tunesien) Production GmbH, Vienna (OTNPR)	OMVEP	100.00	C
OMV (TUNESIEN) Sidi Mansour GmbH, Vienna	OMVEP	100.00	NC
OMV (U.K.) Limited, London	OMVEP	100.00	C
OMV Upstream International GmbH, Vienna	OMVEP	100.00	NC
OMV (YEMEN) Al Mabar Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (Yemen Block S2) Exploration GmbH, Vienna	OMVEP	100.00	C
OMV (YEMEN) South Sanau Exploration GmbH, Vienna	OMVEP	100.00	NC

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% (continued)

	Parent company	Equity interest in %	Type of consolidation [1]
PEI 3 Verwaltungs GmbH, Düsseldorf	OTNPR	100.00	NC
PEI Venezuela Gesellschaft mit beschränkter Haftung, Düsseldorf	OMVEP	100.00	C
Petroleum Infrastructure Limited, Wellington	NZEA	100.00	C
PETROM EXPLORATION & PRODUCTION LIMITED, Douglas	PETROM	100.00	NC
Preussag Energie International GmbH, Burghausen	OMVEP	100.00	C
RING OIL HOLDING & TRADING LTD, Limassol (RING)	PETROM	74.90	C
"Saratovneftedobycha" CJSC, Saratov	RING	100.00	C
Société de Recherches et d'Exploitation des Pétroles en Tunisie, Tunis	OTNPR	50.00	NAE
TASBULAT OIL CORPORATION LLP, Aktau	PETROM	100.00	C
Thyna Petroleum Services S.A., Sfax	OTNPR	50.00	NAE
van Sickle Gesellschaft m.b.H., Vienna	OEPA	100.00	C
Refining and Marketing including petrochemicals			
Abu Dhabi Petroleum Investments LLC, Abu Dhabi	OMVRM	25.00	NAE
Adria-Wien Pipeline GmbH, Klagenfurt	OMVRM	76.00	C
Aircraft Refuelling Company GmbH, Vienna	OMVRM	33.33	NAE
Autobahn - Betriebe Gesellschaft m.b.H., Vienna	OMVRM	47.20	NAE
Avanti d.o.o., Zagreb	OHRVAT	29.93	NAE
AVIATION PETROLEUM SRL, Bucharest	PETROM	95.00	
	ROMAN	5.00	C
BAYERNOIL Raffineriegesellschaft mbH, Vohburg	OMVD	45.00	AE
BEYFIN GAZ SRL, Cluj-Napoca	PETROM	40.00	NAE
Borealis AG, Vienna	OMVRM	32.67	
	OMV AG	3.33	AE
BRAZI OIL & ANGHELESCU PROD COM SRL, Brazi	PETROM	37.70	NAE
BSP Bratislava-Schwechat Pipeline GmbH, Vienna	OMVRM	26.00	NAE
D.E.E.M. ALGOCAR SA, Buzias	PETROM	27.92	NAE
Deutsche Transalpine Oelleitung GmbH, Munich	OMVD	25.00	AE
DUNATÀR Köolajtermék Tároló és Kereskedelmi Kft., Budapest	OHUN	48.28	NAE
EPS Ethylen-Pipeline-Süd GmbH & Co KG, Munich	OMVD	21.95	AE
Erdöl-Lagergesellschaft m.b.H., Lannach	OMVRM	55.60	AE [1]
FONTEGAS PECO MEHEDINTI SA, Simian	PETROM	37.40	NAE
FRANCIZA PITESTI SRL, Piteşti	PETROM	40.00	NAE
GENOL Gesellschaft m.b.H., Vienna	OMVRM	29.00	NAE
GENOL Gesellschaft m.b.H. & Co, Vienna	OMVRM	29.00	AE
Heating Innovations Austria GmbH, Vienna	OMVRM	50.00	AE
ICS PETROM MOLDOVA SA, Chisinau	PETROM	100.00	C
M.P. PETROLEUM DISTRIBUTIE SRL, Bucharest	PETROM	95.00	
	ROMAN	5.00	C
OMV Bayern GmbH, Burghausen	OMVD	100.00	C
OMV BH d.o.o., Sarajevo	OMVRM	100.00	C
OMV BULGARIA OOD, Sofia	PETROM	99.90	
	OMVRM	0.10	C
OMV Česká republika, s.r.o., Prague	VIVTS	100.00	C
OMV Croatia d.o.o., Zagreb (OHRVAT)	OMVRM	100.00	C

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% (continued)

	Parent company	Equity interest in %	Type of consolidation [1]
OMV Deutschland GmbH, Burghausen (OMVD)	OMVRM	90.00	
	OMV AG	10.00	C
OMV Hungária Ásványolaj Korlátolt Felelősségű Társaság, Budapest (OHUN)	OMVRM	100.00	C
OMV - International Services Ges.m.b.H., Vienna	OMVRM	100.00	C
OMV Italia S.r.l., Verona	OMVRM	100.00	C
OMV Refining & Marketing GmbH, Vienna (OMVRM)	OMV AG	100.00	C
OMV ROMANIA MINERALOEL SRL, Bucharest (ROMAN)	PETROM	99.90	
	OMVRM	0.10	C
OMV SLOVENIJA trgovina z nafto in naftnimi derivati, d.o.o., Koper	VIVTS	92.25	C
OMV Slovensko s.r.o., Bratislava	VIVTS	100.00	C
OMV SRBIJA d.o.o., Belgrade	PETROM	99.90	
	OMVRM	0.10	C
OMV Supply & Trading AG, Zug	OMVRM	100.00	C
OMV TRADING SERVICES LIMITED, London	OMVRM	100.00	NC
OMV-VIVA Kereskedelmi és Szolgáltató Korlátolt Felelősségű Társaság, Budapest	OHUN	96.67	NC
OMV Wärme VertriebsgmbH, Vienna	OMVRM	100.00	C
PETROCHEMICALS ARGES SRL, Pitești	PETROM	95.00	NC
Petrol Ofisi A.Ş., Istanbul	OMV AG	41.58	AE
PETROM LPG SA, Bucharest	PETROM	99.99	C
PETROM NADLAC SRL, Nadlac	PETROM	98.51	NC
Routex B.V., Amsterdam	OMVRM	20.00	NAE
SIOT Società Italiana per l'Oleodotto Transalpino S.p.A., Trieste	OMVRM	25.00	AE
SOCIETATEA COMERCIALA PETROM AVIATION SA, Otopeni	PETROM	69.37	C
SuperShop Marketing GmbH, Budapest	OHUN	50.00	NAE
TGN Tankdienst-Gesellschaft Nürnberg GbR, Nürnberg	OMVD	33.33	NAE
Transalpine Ölleitung in Österreich Gesellschaft m.b.H., Matrei in East Tyrol	OMVRM	25.00	AE
TRANS GAS SERVICES SRL, Bucharest	PETROM	80.00	NC
VIVA International Marketing- und Handels-GmbH, Vienna (VIVTS)	OMVRM	100.00	C
Gas and Power			
ADRIA LNG d.o.o., Zagreb	OGI	25.58	NAE
ADRIA LNG STUDY COMPANY LIMITED, Valletta	OGI	28.37	NAE
AGCS Gas Clearing and Settlement AG, Vienna	OGG	23.13	NAE
AGGM Austrian Gas Grid Management AG, Vienna	OGG	100.00	C
Baumgarten-Oberkappel Gasleitungsgesellschaft m.b.H., Vienna	OGG	51.00	C
Borasco Elektrik Üretim Sanayi ve Ticaret A.Ş., Istanbul	OPI	60.00	AE [1]
Central European Gas Hub AG, Vienna	OGI	100.00	C
CONGAZ SA, Constanța	PETROM	28.59	AE
DC Hidro Enerji Üretim A.Ş., Istanbul	OPI	70.00	NAE
EconGas Deutschland GmbH, Regensburg	ECOGAS	100.00	C
EconGas GmbH, Vienna (ECOGAS)	OGI	50.00	
	EGBV	13.55	C

Direct and indirect investments of OMV Aktiengesellschaft with an interest of at least 20% (continued)

	Parent company	Equity interest in %	Type of consolidation [1]
EconGas Hungária Földgázkereskedelmi Kft., Budapest	ECOGAS	100.00	C
EconGas Italia S.r.l, Milan	ECOGAS	100.00	C
EGBV Beteiligungsverwaltung GmbH, Linz (EGBV)	OGI	65.00	C
OMV Gas Adria d.o.o., Zagreb	OGI	100.00	NC
OMV Gas Germany GmbH, Düsseldorf	OGG	100.00	C
OMV Gas GmbH, Vienna (OGG)	OGI	99.99	
	OMV AG	0.01	C
OMV Gas & Power GmbH, Vienna (OGI)	OMV AG	100.00	C
OMV Gaz Ve Enerji Limited Şirketi, Istanbul	OGI	99.00	
	OPI	1.00	C
OMV Kraftwerk Haiming GmbH, Haiming	OPI	100.00	NC
OMV Power International GmbH, Vienna (OPI)	OGI	100.00	C
PETROM DISTRIBUTIE GAZE SRL, Bucharest	PETROM	99.99	C
PETROM GAS SRL, Bucharest	PETROM	100.00	C
POLIFLEX SRL, Brazi	PETROM	96.84	NC
ROBIPLAST COMPANY SRL, Bucharest	PETROM	45.00	NAE
SOCIETATEA ROMANA DE PETROL SA, Bucharest	PETROM	49.00	NAE
Corporate and Other			
Amical Insurance Limited, Douglas (AMIC)	OMV AG	100.00	C
ASOCIATIA ROMANA PENTRU RELATIA CU INVESTITORII, Bucharest	PETROM	20.00	NAE
BURSA MARITIMA SI DE MARFURI SA, Constanța	PETROM	20.09	NAE
Diramic Insurance Limited, Gibraltar	AMIC	100.00	C
Kompetenz- und Informationszentrum für Humanvermögen und interdisziplinäre Arbeits- und Unternehmensforschung GmbH, Klosterneuburg	SNO	24.44	NAE
MOL Hungarian Oil and Gas Plc., Budapest [2]	OCTS	21.22	NAE
OMV Clearing und Treasury GmbH, Vienna (OCTS)	SNO	100.00	C
OMV FINANCE LIMITED, Douglas	OMV AG	100.00	C
OMV Future Energy Fund GmbH, Vienna	OMV AG	100.00	C
OMV Insurance Broker GmbH, Vienna	OMV AG	100.00	C
OMV Solutions GmbH, Vienna (SNO)	OMV AG	100.00	C
PETROMED SOLUTION SRL, Bucharest	PETROM	99.99	NC
students4excellence GmbH, Vienna	OMV AG	20.00	NAE
VA OMV Personalholding GmbH, Linz	SNO	50.00	NAE
Petrom			
PETROM SA, Bucharest (PETROM) [3]	OMV AG	51.01	C

[1] Type of consolidation:
C Consolidated subsidiary.
AE Associated company, accounted for at-equity.
AE [1] Despite majority interest not consolidated due to absence of control.
NC Not-consolidated subsidiary; shell or distribution companies of relative insignificance individually and collectively to the consolidated financial statements.
NAE Other investment recognized at cost; associated companies of relatively little importance to the assets and earnings of the consolidated financial statements.

[2] The share of 21.22% in MOL contains shares amounting to 20.57% of the company's nominal capital that were used in repo transactions as collateral for short-term bank loans at the balance sheet date (see Notes 16 and 21).

[3] Petrom is assigned to the relevant segments in the segment reporting.

Most of the subsidiaries which are not consolidated either have low business volumes or are distribution companies; the total sales, net income/losses and equity of such companies represent less than 2% of the Group totals.

Material joint ventures [1] of OMV Group oil and gas production

Country	Field name	License/block	Participation in %
Australia	Jabiru/Challis	AC/L 1, 2, 3	18.75
Libya	El Sharara h	NC115	3.90
Libya	Nafoora Augila	Area 91	2.50
Libya	C103	Area 90/106	3.00
Libya	74/29	Area 70/71/87/103/104/119	3.00
Libya	NC186	NC186	2.88
Libya	Shatirah	NC163	17.85
New Zealand	Maui	PML 381012	10.00
New Zealand	Pohokura	PMP 38154	26.00
Pakistan	Miano		17.68
Pakistan	Sawan		19.74
Tunisia	Ashtart		50.00
Tunisia	El Hajeb/Guebiba		49.00
Tunisia	Cercina		49.00
Tunisia	Rhemoura		49.00
Tunisia	Gremda/El Ain		49.00
UK	Schiehallion	204/25a	5.88
UK	Beryl	9/13a	5.00
UK	Beryl	9/13a,b,c	5.00
UK	Boa	9/15a	13.62
UK	Skene	9/19	3.49
UK	Buckland	9/18a	3.17
UK	Maclure	9/19	1.67
UK	Ness & Ness South	9/13a, 9/13b	5.00
UK	Howe	22/12a North	20.00
UK	Jade	30/2c	5.57

[1] Exploration and not yet producing joint ventures are not included in this table.

OMV's capital obligations of Exploration and Production joint ventures

Country	Field name	License/block	Participation in %	Liability 2009 in USD	Liability 2010-2012 in USD	Liability after 2012 in USD
Australia		WA-290-P	40.00	6,000,000	–	–
Ireland		3/05	50.00	10,000,000	–	–
Kurdistan, Iraq	Mala Omar		80.00	20,000,000	–	–
Kurdistan, Iraq	Shorish		80.00	–	20,000,000	–
Libya	Package 1	NC199-204	40.00	7,000,000	–	–
Libya	El Shararah (Production)	NC115	3.90	11,250,000	11,250,000	–
Libya	El Shararah (Exploration)	NC115	30.00	–	21,240,000	–
Libya	NC186 (Exploration)	NC186	24.00	–	7,776,000	–
Libya	NC186 (Production)	NC186	2.88	51,000,000	51,000,000	–
Libya	Shatirah	NC163	17.85	2,040,000	–	–
Libya	Nafoora Augila	Area 91	2.50	35,000,000	35,000,000	–
Libya	C 103 (Production)	Area 90/106	3.00	11,500,000	11,500,000	–
Libya	C 103 (Exploration)	Area 90/106	25.00	–	5,000,000	–
Libya	74/29 (Production)	Area 70/71/87/103/104/119	3.00	3,500,000	3,500,000	–
Libya	74/29 (Exploration)	Area 70/71/87/103/104/119	25.00	–	31,250,000	–
Libya	C 102	Area 91	25.00	–	1,750,000	–
New Zealand	Maari	PML 38413	69.00	14,500,000	–	–
New Zealand	Western Platform	PEP 38401	31.25	510,000	–	–
New Zealand	Western Platform	PEP 38481	31.25	585,000	–	–
New Zealand	Tangaroa	PEP 38485	33.33	225,000	–	–
New Zealand	Northland Base	PEP 38618	50.00	75,000	–	–
New Zealand	Northland Base	PEP 38619	50.00	75,000	–	–
New Zealand		PEP 50119	36.00	498,000	–	–
New Zealand		PEP 50120	36.00	249,000	–	–
New Zealand		PEP 50121	36.00	498,000	–	–
Norway		PL 301CS	30.00	–	36,000,000	–
Norway		PL 471	50.00	–	23,000,000	–
Pakistan	Barkhan		15.00	850,000	1,430,000	–
Pakistan	Hanna		20.00	10,000	250,000	–
Pakistan	Harnai		20.00	105,000	1,130,000	–
Pakistan	Kalat		30.00	10,000	365,000	–
Pakistan	Latif		33.40	120,000	–	–
Pakistan	Sari South		20.00	–	4,133,333	–
Pakistan	Sawan		19.74	13,162,000	1,821,834	–
Tunisia	Ashtart		50.00	30,000,000	62,790,000	–
Tunisia	Jenein Sud		100.00	10,000,000	600,000	–
Tunisia	Sidi Mansour		100.00	10,000,000	25,000,000	–
UK	Central North Sea	29/2a	20.00	20,000,000	–	–
UK	West of Shetland	217/10,14,15	20.00	–	10,000,000	–
UK	West of Shetland	204/13 P1190	50.00	12,000,000	–	–
UK	West of Shetland	213/22,23,28	20.00	–	7,000,000	–
UK	West of Shetland	213/25a, 214/21a	6.50	4,500,000	–	–
Yemen	Al Mabar	Block 2	87.50	6,000,000	–	–
Yemen	Al Uqlah	Block S2	44.00	14,774,000	–	–
Yemen	South Sanau	Block 29	43.75	–	6,500,000	–

Exploration and Production joint ventures

Summarized balance sheet and income statement information for companies consisting predominantly of joint ventures:

Summary information for joint ventures included in consolidation — EUR 1,000

	2008	2007
Current assets	651,161	721,785
Non-current assets	1,888,417	1,192,773
Current liabilities	727,441	777,285
Non-current liabilities	1,029,901	737,679
Net sales	1,728,285	1,342,880
Earnings before interest and taxes (EBIT)	1,046,801	821,821
Net income for the year	509,829	478,430

Supplementary oil and gas disclosures (unaudited)

34 Supplementary oil and gas disclosures (unaudited)

The following tables provide supplemental information in respect of the Group's oil and gas activities. In the absence of detailed disclosure rules in this area under IFRS, the Group has elected to voluntarily disclose the data that would have been required under the US Statement of Financial Accounting Standard (SFAS) 69 (Disclosures about Oil and Gas Producing Activities) as if it was reporting under US GAAP. To the extent that information refers to financial statements data, the information is based on the primary financial statements (IFRS financial statements).

The individual countries are summarized in areas; these areas include the following countries:

Petrom: Romania, Kazakhstan, Russia

Rest of Europe: Albania, Bulgaria, Faroer Islands, Germany, Ireland, Norway, Slovakia, United Kingdom

North Africa: Libya, Tunisia, Egypt (since 2008)

Middle East: Iran, Kurdistan Region of Iraq (since 2007), Qatar (sold 2006), Pakistan, Yemen

Oceania: Australia, New Zealand

South America: Ecuador (sold 2006), Venezuela

As OMV holds 51% of Petrom, it is fully consolidated; figures for Petrom therefore include 100% of Petrom assets and results.

a) Capitalized costs

Capitalized costs represent the sum of capitalized oil and gas assets, including other intangible assets and property, plant and equipment such as land, plant and machinery, concessions, licences, rights.

Capitalized costs EUR 1,000

	Austria	Petrom	Rest of Europe [2]	North Africa [3]	Middle East	Oceania [4]	South America	Total
2008								
Unproved oil and gas properties	32,667	511,092	151,936	92,033	46,275	13,948	–	**847,951**
Proved oil and gas properties	1,561,651	4,104,271	602,781	1,345,819	184,147	444,584	–	**8,243,254**
Total	**1,594,318**	**4,615,363**	**754,716**	**1,437,853**	**230,422**	**458,531**	**–**	**9,091,204**
Accumulated depreciation	(819,019)	(958,551)	(480,938)	(548,793)	(74,247)	(128,228)	–	**(3,009,777)**
Net capitalized costs	**775,299**	**3,656,812**	**273,778**	**889,059**	**156,175**	**330,303**	**–**	**6,081,427**
2007								
Unproved oil and gas properties	111,994	166,951	87,798	47,516	48,689	17,033	–	**479,981**
Proved oil and gas properties	1,238,101	2,627,585	552,814	772,110	117,749	434,699	–	**5,743,058**
Total	**1,350,095**	**2,794,536**	**640,612**	**819,626**	**166,438**	**451,732**	**–**	**6,223,039**
Accumulated depreciation	(776,411)	(654,554)	(437,604)	(468,656)	(53,034)	(128,133)	–	**(2,518,392)**
Net capitalized costs [1]	**573,684**	**2,139,982**	**203,007**	**350,970**	**113,404**	**323,600**	**–**	**3,704,647**

Capitalized costs EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America [5]	**Total**
2006								
Unproved oil and gas properties	62,336	91,792	44,022	39,496	22,675	4,250	–	**264,571**
Proved oil and gas properties	1,102,419	2,289,452	609,192	754,680	88,427	353,273	–	**5,197,443**
Total	**1,164,755**	**2,381,244**	**653,214**	**794,176**	**111,102**	**357,523**	**–**	**5,462,014**
Accumulated depreciation	(734,667)	(436,842)	(439,452)	(435,577)	(35,623)	(81,950)	–	**(2,164,112)**
Net capitalized costs [1]	**430,088**	**1,944,402**	**213,762**	**358,599**	**75,479**	**275,572**	**–**	**3,297,902**

[1] In 2007, capitalized costs included EUR 14 mn for assets held for sale in the UK. In 2006, capitalized costs included carrying amounts of assets held for sale in Tunisia of EUR 10 mn.
[2] In 2008, the UK asset Dunlin was sold.
[3] In 2008, costs for the signature bonuses and compensation payments for the prolongation of the Libyan licenses were capitalized.
[4] In 2008, capitalized costs of New Zealand, asset Maari, were diminished by stand-by fees for the FPSO and drilling rig amounting to EUR 28 mn. Costs were booked with effect to P&L instead.
[5] In 2006, the assets in Ecuador were sold and the assets in Venezuela were written off.

b) Costs incurred

Costs incurred include all costs, capitalized or expensed, during the year in the Group's oil and gas property acquisition, exploration and development activities. Costs incurred in foreign currencies have been converted using the average foreign exchange rate of the year.

Costs incurred EUR 1,000

	Austria	Petrom	Rest of Europe [4]	North Africa	Middle East	Oceania	South America	**Total**
2008								
Acquisition of proved properties [1]	–	–	–	461,419	–	–	–	**461,419**
Acquisition of unproved properties	–	–	–	–	–	–	–	**–**
Decommissioning costs	7,686	1,532	–	–	–	–	–	**9,218**
Exploration costs	25,794	183,634	50,322	93,217	25,406	9,219	–	**387,590**
Development costs [2]	247,537	1,275,351	61,302	68,979	69,428	117,282	–	**1,839,879**
Costs incurred	**281,016**	**1,460,517**	**111,624**	**623,615**	**94,834**	**126,500**	**–**	**2,698,106**
2007								
Acquisition of proved properties	–	–	–	–	–	–	–	**–**
Acquisition of unproved properties	–	–	–	–	–	–	–	**–**
Decommissioning costs	7,480	–	–	234	–	–	–	**7,714**
Exploration costs	13,527	160,218	54,189	17,093	53,401	32,862	–	**331,289**
Development costs [2]	214,979	782,839	66,470	58,872	30,376	92,346	–	**1,245,883**
Costs incurred	**235,987**	**943,057**	**120,659**	**76,199**	**83,777**	**125,208**	**–**	**1,584,887**

Costs incurred EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2006								
Acquisition of proved properties	–	–	–	–	–	(561)	–	**(561)**
Acquisition of unproved properties [3]	–	53,250	–	–	–	–	–	**53,250**
Decommissioning costs	7,000	3,290	–	43	–	–	–	**10,333**
Exploration costs	34,612	57,951	30,160	61,544	11,930	4,282	–	**200,479**
Development costs	94,656	334,574	46,098	41,146	23,715	86,320	12,053	**638,561**
Costs incurred	**136,268**	**449,065**	**76,258**	**102,733**	**35,645**	**90,042**	**12,053**	**902,062**

[1] The amount represents the costs for signature bonuses and compensation payments for the prolongation of the Libyan licenses.
[2] In 2008, development costs of Petrom included the purchase of the oil service business from Petromservice. In 2007, development costs included EUR 7 mn from assets held for sale in the UK.
[3] The amount is disclosed net of attributed deferred taxes of EUR 16.8 mn.
[4] In Norway exploration represents the costs less a 78% refund of the deductible costs.

c) Results of operations of oil and gas producing activities

The following table represents only those revenues and expenses which occur directly in connection with OMV's oil and gas producing operations. The results of oil and gas activities should not be equated to net income since no deduction nor allocation is made for interest costs, general corporate overhead costs and other costs. Income taxes are hypothetically calculated, based on the statutory tax rates and the effect of tax credits on investments and loss carryforwards.

Results of operations of oil and gas producing activities EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania [6]	South America	**Total**
2008								
Sales to unaffiliated parties	4,175	182,924	173,325	304,309	88,844	213,600	–	**967,177**
Intercompany sales and sales to affiliated parties	706,721	2,427,918	–	734,649	65,521	–	–	**3,934,810**
Result from asset sales [1]	(452)	(1,375)	7,676	–	9	(1)	–	**5,858**
	710,444	**2,609,467**	**181,001**	**1,038,959**	**154,374**	**213,599**	–	**4,907,845**
Production costs	(102,432)	(901,012)	(35,088)	(43,885)	(18,470)	(30,106)	–	**(1,130,993)**
Royalties	(97,346)	(199,340)	–	(2,298)	(4,383)	(27,514)	–	**(330,881)**
Exploration expenses	(21,459)	(145,166)	(35,061)	(40,711)	(38,251)	(9,218)	–	**(289,866)**
Depreciation, amortisation and impairment losses [2]	(51,617)	(314,198)	(18,840)	(73,468)	(19,934)	(31,219)	–	**(509,275)**
Other costs	(398)	7,769	(1,871)	17,344	866	(28,850)	153	**(4,987)**
	(273,252)	**(1,551,946)**	**(90,859)**	**(143,018)**	**(80,172)**	**(126,907)**	**153**	**(2,266,002)**
Results before income taxes	**437,192**	**1,057,521**	**90,141**	**895,940**	**74,203**	**86,692**	**153**	**2,641,843**
Income taxes [3]	(117,274)	(186,405)	(26,366)	(437,338)	(16,095)	(15,623)	(60)	**(799,163)**
Results from oil and gas properties	**319,918**	**871,116**	**63,775**	**458,602**	**58,107**	**71,068**	**93**	**1,842,680**
Storage fee [5]	42,755	–	–	–	–	–	–	42,755

Results of operations of oil and gas producing activities — **EUR 1,000**

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	**Total**
2007								
Sales to unaffiliated parties	(1,280)	142,341	165,298	138,301	81,918	169,676	–	**696,255**
Intercompany sales and sales to affiliated parties	535,693	2,115,987	–	649,725	26,963	–	–	**3,328,368**
Result from asset sales [1]	50	113	–	13,758	4	(2)	–	**13,923**
	534,463	**2,258,441**	**165,298**	**801,784**	**108,886**	**169,674**	–	**4,038,545**
Production costs	(97,367)	(903,964)	(28,877)	(58,255)	(13,865)	(26,146)	–	**(1,128,474)**
Royalties	(62,958)	(159,195)	–	(7,413)	(10,841)	(7,430)	–	**(247,836)**
Exploration expenses	(13,527)	(116,943)	(44,427)	(11,580)	(15,018)	(19,702)	–	**(221,197)**
Depreciation, amortisation and impairment losses [2]	(48,191)	(219,048)	(48,206)	(54,905)	(19,656)	(48,203)	–	**(438,210)**
Other costs	(342)	132	(3,299)	(1,400)	827	45	(847)	**(4,886)**
	(222,385)	**(1,399,018)**	**(124,809)**	**(133,553)**	**(58,553)**	**(101,437)**	**(847)**	**(2,040,602)**
Results before income taxes	**312,077**	**859,424**	**40,488**	**668,231**	**50,333**	**68,237**	**(847)**	**1,997,944**
Income taxes [3]	(80,503)	(135,491)	(25,287)	(280,538)	(16,913)	(808)	–	**(539,541)**
Results from oil and gas properties [4]	**231,574**	**723,933**	**15,201**	**387,693**	**33,420**	**67,429**	**(847)**	**1,458,403**
Storage fee [5]	40,556	–	–	–	–	–	–	**40,556**
2006								
Sales to unaffiliated parties	(63)	264,638	184,695	26,939	84,680	78,491	47,531	**686,912**
Intercompany sales and sales to affiliated parties	532,438	1,925,398	–	607,401	–	–	–	**3,065,237**
Result from asset sales [1]	1,886	57,700	–	8,345	1,872	2,376	(13,525)	**58,654**
	534,262	**2,247,736**	**184,695**	**642,685**	**86,552**	**80,867**	**34,006**	**3,810,803**
Production costs	(96,264)	(831,620)	(29,355)	(52,227)	(7,665)	(18,648)	(15,486)	**(1,051,265)**
Royalties	(70,090)	(158,370)	–	(8,324)	(11,316)	(2,802)	–	**(250,902)**
Exploration expenses	(32,683)	(49,624)	(36,888)	(36,940)	(10,490)	(4,282)	–	**(170,908)**
Depreciation, amortisation and impairment losses [2]	(42,381)	(230,101)	(40,202)	(52,164)	(11,078)	(15,646)	(26,019)	**(417,590)**
Other costs	91	(16,627)	4,304	(4,236)	(1,052)	557	(5,420)	**(22,382)**
	(241,327)	**(1,286,342)**	**(102,142)**	**(153,891)**	**(41,601)**	**(40,821)**	**(46,925)**	**(1,913,048)**
Results before income taxes	**292,935**	**961,394**	**82,553**	**488,794**	**44,952**	**40,046**	**(12,919)**	**1,897,755**
Income taxes [3]	(84,844)	(157,213)	(49,649)	(149,338)	(11,975)	–	(3,883)	**(456,902)**
Results from oil and gas properties [4]	**208,091**	**804,181**	**32,905**	**339,455**	**32,977**	**40,046**	**(16,802)**	**1,440,853**
Storage fee [5]	42,228	–	–	–	–	–	–	**42,228**

[1] Dunlin (UK) was sold in 2008. In 2007, the asset Chergui (Tunisia) was sold. In 2006, the sales of assets in Ecuador, Qatar and Halk el Menzel (Tunisia) were included in this item.

[2] 2008: Depreciation includes write-down of Russia (EUR 26 mn)
2007: The Rest of Europe caption contains a write-off in the UK (Suilven, EUR 21 mn).
2006: The Petrom caption includes write-offs in Kazakhstan (Sinelnikove, EUR 27 mn), the South America caption contains the write-off of Venezuela (EUR 25 mn).

[3] Income taxes do not include deferred taxes. Income taxes in the Rest of Europe include corporation tax and Petroleum Revenue Tax (PRT). The PRT liability arises from the net cash flow of several producing fields in the UK. Income tax in North Africa includes amounts payable under a tax-paid cost (TPC) system for certain OMV interests in Libya and field specific taxes in Tunisia, which are not fully related to profits. Within 2008, the TPC system has been replaced by tax bearing EPSA contracts.

[4] In 2007, EUR 3 mn are included from assets held for sale in the UK. In 2006, results include EUR 9 mn from discontinued operations in Ecuador and Qatar.

[5] Inter-segmental rental fees before taxes received from the Gas and Power segment for providing gas storage capacities.

[6] In 2008, other costs in New Zealand include expensed stand-by fees for the Maari FPSO and drilling rig.

d) Oil and gas reserve quantities

Proved reserves are the estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are expected to be recovered from undrilled production wells on exploration licenses.

Crude oil and NGL — mn bbl

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
Proved developed and undeveloped reserves as of January 1, 2006	**55.1**	**578.2**	**19.4**	**91.9**	**1.1**	**20.8**	**15.6**	**782.1**
Revisions of previous estimates	6.8	(12.3)	0.9	7.8	–	1.5	–	**4.8**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	–	–	(1.0)	–	(13.5)	**(14.6)**
Extensions and discoveries	0.3	13.8	–	5.5	8.0	–	–	**27.6**
Production	(6.3)	(35.6)	(3.3)	(13.3)	(0.1)	(1.0)	(2.0)	**(61.6)**
Proved developed and undeveloped reserves as of December 31, 2006	**56.0**	**544.1**	**17.0**	**92.0**	**8.0**	**21.3**	**–**	**738.4**
Revisions of previous estimates	5.9	(4.3)	–	10.8	2.0	1.9	–	**16.2**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	–	(0.1)	–	–	–	**(0.1)**
Extensions and discoveries	0.2	2.6	0.5	0.3	–	–	–	**3.6**
Production	(6.2)	(34.0)	(2.6)	(14.6)	(0.6)	(1.8)	–	**(59.8)**
Proved developed and undeveloped reserves as of December 31, 2007 [1]	**55.9**	**508.3**	**14.8**	**88.5**	**9.3**	**21.4**	**–**	**698.3**
Revisions of previous estimates	1.1	2.1	1.3	43.5	5.2	0.4	–	**53.7**
Purchases	–	–	–	–	–	–	–	**–**
Disposal	–	–	(0.6)	–	–	–	–	**(0.6)**
Extensions and discoveries	0.5	5.4	–	–	–	–	–	**5.8**
Production	(6.1)	(34.4)	(1.8)	(15.7)	(1.2)	(1.7)	–	**(60.9)**
Proved developed and undeveloped reserves as of December 31, 2008	**51.4**	**481.4**	**13.8**	**116.3**	**13.3**	**20.1**	**–**	**696.4**
Proved developed reserves								
as of December 31, 2006	49.2	410.4	15.9	80.4	2.7	4.4	–	**563.0**
as of December 31, 2007	49.1	374.3	13.4	78.0	9.3	6.0	–	**530.3**
as of December 31, 2008	45.4	368.1	11.8	105.4	9.2	5.7	–	**545.5**

[1] In 2007, 0.6 mn bbl included from assets held for sale in the UK.

Gas							bcf
	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	**Total**
Proved developed and undeveloped reserves as of January 1, 2006 [1]	**572.0**	**2,228.0**	**40.0**	**19.6**	**294.5**	**93.1**	**3,247.3**
Revisions of previous estimates	18.7	92.4	6.1	–	(29.1)	18.5	**106.6**
Purchases	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	–
Extensions and discoveries	0.2	34.6	–	–	–	–	**34.9**
Production	(46.6)	(211.0)	(8.8)	–	(40.3)	(10.9)	**(317.6)**
Proved developed and undeveloped reserves as of December 31, 2006 [1]	**544.4**	**2,144.0**	**37.3**	**19.6**	**225.2**	**100.6**	**3,071.1**
Revisions of previous estimates	24.3	133.0	0.3	–	(46.1)	24.0	**135.5**
Purchases	–	–	–	–	–	–	–
Disposals	–	–	–	(19.6)	–	–	**(19.6)**
Extensions and discoveries	1.0	11.7	–	–	–	–	**12.7**
Production	(48.9)	(205.2)	(7.1)	–	(40.1)	(20.3)	**(321.6)**
Proved developed and undeveloped reserves as of December 31, 2007 [1]	**520.8**	**2,083.5**	**30.5**	**–**	**139.0**	**104.3**	**2,878.2**
Revisions of previous estimates	15.5	216.5	4.3	–	3.4	(0.6)	**239.1**
Purchases	–	–	–	–	–	–	–
Disposals	–	–	–	–	–	–	–
Extensions and discoveries	3.9	12.2	–	–	–	–	**16.1**
Production	(46.1)	(198.3)	(6.2)	–	(37.2)	(20.1)	**(308.0)**
Proved developed and undeveloped reserves as of December 31, 2008 [1]	**494.0**	**2,113.9**	**28.5**	**–**	**105.1**	**83.6**	**2,825.2**
Proved developed reserves							
as of December 31, 2006	276.8	1,595.3	37.1	–	156.2	63.6	**2,129.0**
as of December 31, 2007	328.3	1,529.3	29.9	–	78.8	89.7	**2,056.0**
as of December 31, 2008	309.3	1,673.4	27.9	–	51.9	83.7	**2,146.1**

[1] Including approximately 108 bcf of cushion gas held in storage reservoirs.

e) Standardized measure of discounted future net cash flows

The future net cash flow information is based on the assumption that the year-end economic and operating conditions will persist throughout the time during which proved reserves will be produced. Neither the effects of future pricing changes nor expected changes in technology and operating practices are considered.

Future cash inflows represent the revenues received from production volumes, including cushion gas held in storage reservoirs – assuming that the future production is sold at year-end prices. Future production costs include the estimated expenditures for production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of development drilling and installation of production facilities, plus the net costs associated with decommissioning wells and facilities – assuming year-end costs continue without consideration of inflation. Future income tax payments are calculated on the basis of the income tax rate applicable in each of the countries in which the Group operates. The present cash value results from the discounting of the future net cash flow at a discount rate of 10% per year. The standardized measure does not purport to be an estimate of the fair value of the Group's proved reserves. An estimate of fair value would also take into account, amongst many other factors, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs as well as a discount factor representative of the risks inherent in the production of oil and gas.

Standardized measure of discounted future net cash flows EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2008								
Future cash inflows	5,158,050	18,733,816	472,570	4,145,767	807,280	146,225	–	**29,463,709**
Future production and decommissioning costs	(2,618,440)	(16,453,654)	(231,415)	(876,179)	(249,876)	(419,365)	–	**(20,848,928)**
Future development costs	(965,910)	(627,117)	(6,689)	(656,210)	(371,523)	(327,680)	–	**(2,955,129)**
Future net cash flows, before income taxes	**1,573,700**	**1,653,046**	**234,466**	**2,613,379**	**185,881**	**(600,820)**	**–**	**5,659,652**
Future income taxes	(513,050)	(108,379)	(159,959)	(234,282)	(140,622)	(114,788)	–	**(1,271,080)**
Future net cash flows, before discount	**1,060,650**	**1,544,667**	**74,506**	**2,379,097**	**45,259**	**(715,607)**	**–**	**4,388,572**
10% annual discount for estimated timing of cash flows	(345,475)	(838,828)	15,850	(988,488)	(49,808)	177,764	–	**(2,028,985)**
Standardized measure of discounted future net cash flows	**715,175**	**705,839**	**90,357**	**1,390,609**	**(4,549)**	**(537,844)**	**–**	**2,359,586**
2007								
Future cash inflows	6,284,329	36,445,869	1,108,131	5,565,030	868,509	1,770,763	–	**52,042,630**
Future production and decommissioning costs	(2,380,752)	(18,821,248)	(420,009)	(705,241)	(322,482)	(794,393)	–	**(23,444,125)**
Future development costs	(622,068)	(904,277)	(21,083)	(146,872)	(36,473)	(302,228)	–	**(2,033,000)**
Future net cash flows, before income taxes	**3,281,508**	**16,720,344**	**667,039**	**4,712,917**	**509,554**	**674,142**	**–**	**26,565,505**
Future income taxes	(1,376,479)	(4,335,324)	(374,132)	(1,411,543)	(148,640)	(231,403)	–	**(7,877,521)**
Future net cash flows, before discount	**1,905,029**	**12,385,020**	**292,908**	**3,301,374**	**360,914**	**442,739**	**–**	**18,687,984**
10% annual discount for estimated timing of cash flows	(668,956)	(6,411,501)	(63,622)	(915,073)	(109,309)	(88,102)	–	**(8,256,562)**
Standardized measure of discounted future net cash flows	**1,236,073**	**5,973,519**	**229,286**	**2,386,300**	**251,606**	**354,638**	**–**	**10,431,421**

Standardized measure of discounted future net cash flows EUR 1,000

	Austria	Petrom	Rest of Europe	North Africa	Middle East	Oceania	South America	Total
2006								
Future cash inflows	4,639,631	29,095,765	935,614	4,198,394	835,999	1,454,787	–	**41,160,190**
Future production and decommissioning costs	(2,490,016)	(15,332,722)	(332,875)	(484,657)	(197,088)	(568,787)	–	**(19,406,145)**
Future development costs	(459,765)	(1,108,118)	(52,719)	(223,062)	(67,268)	(422,250)	–	**(2,333,182)**
Future net cash flows, before income taxes	**1,689,851**	**12,654,925**	**550,020**	**3,490,675**	**571,643**	**463,750**	–	**19,420,863**
Future income taxes	(486,938)	(2,164,681)	(290,061)	(952,256)	(247,692)	(129,882)	–	**(4,271,511)**
Future net cash flows, before discount	**1,202,912**	**10,490,244**	**259,959**	**2,538,419**	**323,951**	**333,868**	–	**15,149,353**
10% annual discount for estimated timing of cash flows	(500,108)	(5,675,407)	(67,320)	(778,940)	(100,280)	(112,568)	–	**(7,234,624)**
Standardized measure of discounted future net cash flows	**702,804**	**4,814,838**	**192,638**	**1,759,478**	**223,670**	**221,300**	–	**7,914,729**

f) Changes in the standardized measure of discounted future net cash flows

Changes in the standardized measure of discounted future net cash flows EUR 1,000

	2008	2007	2006
Beginning of year	**10,431,421**	**7,914,729**	**10,314,537**
Oil and gas sales and transfers produced, net of production costs	(2,835,191)	(1,979,051)	(2,619,572)
Net change in prices and production costs	(10,335,013)	4,443,856	(1,098,128)
Net change due to purchases and sales of minerals in place	5,069	13,764	(134,000)
Net change due to extensions and discoveries	37,168	107,541	840,511
Development and decommissioning costs incurred during the period	749,872	844,777	299,411
Changes in estimated future development and decommissioning costs	(830,922)	(336,137)	(1,270,019)
Revisions of previous reserve estimates	971,359	738,436	559,439
Accretion of discount	923,306	725,496	976,589
Net change in income taxes	3,822,516	(1,682,083)	(412,926)
Other [1]	(580,000)	(359,907)	458,886
End of year [2]	**2,359,586**	**10,431,421**	**7,914,729**

[1] The caption other represents the impact of movements in foreign exchange rates versus the EUR.
[2] In 2007, EUR 5 mn are included from assets held for sale in the UK.

Vienna, March 25, 2009

The Executive Board

Wolfgang Ruttenstorfer
Chairman

Gerhard Roiss
Deputy Chairman

Werner Auli

David C. Davies

Helmut Langanger

Abbreviations and definitions

ACC Austrian Commercial Code (UGB)

ACCG Austrian Code of Corporate Governance

AGM Annual General Meeting

bbl, bbl/d barrels (1 barrel equals approximately 159 liters), barrels per day

bcf, bcm billion standard cubic feet (60 °F/16 °C), billion cubic meters (32 °F/0 °C)

Bitumen is produced when high grade crude oil is distilled. It is used to surface roads, and in roofing and insulation materials.

bn billion

boe, boe/d barrels of oil equivalent, boe per day

CAPEX Capital Expenditure

capital employed equity including minorities plus net debt and provisions for pensions, less securities used for asset coverage of pension provisions

cbm, cf standard cubic meters, standard cubic feet

Co&O Corporate and Other

E&P Exploration and Production

EBIT Earnings Before Interest and Taxes

equity ratio stockholders' equity divided by balance sheet total expressed as a percentage

EPSA Exploration and Production Sharing Agreement

EU, EUR European Union, euro

finding cost total exploration expenses divided by changes in proved reserves (extensions, discoveries and revisions of previous estimates)

G&P Gas and Power

gearing ratio net debt divided by stockholders' equity expressed as a percentage

H1, H2 first, second half of the year

HSE Health, Safety, Security and Environment

IASs, IFRSs International Accounting Standards, International Financial Reporting Standards

LTIR Lost Time Incident Rate

mn million

monomers collective term for ethylene and propylene

MW megawatt

n.a., n.m. not available, not meaningful

net debt bank debt less liquid funds (cash and cash equivalents)

net income net operating profit after interest, tax and extraordinary items

NGL Natural Gas Liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

NOC National Oil Company

NOPAT Net Operating Profit After Tax; profit on ordinary activities after taxes plus net interest on net borrowings and interest on pensions, less extraordinary result +/– tax effect of adjustments

OPEX Operating Expenditures; production cost, cost of material and personnel during production excluding royalties

payout ratio total dividend payment divided by net income after minorities expressed as a percentage

Petajoule 1 PJ corresponds to approx. 278 mn kilowatt hours

polyolefins Monomers in the chain shape; collective term for polyethylene and polypropylene

ppm parts per million

PRT, PRRT Petroleum Revenue Tax, Petroleum Resource Rent Tax; these taxes exist in the UK and Australia

Q1, Q2, Q3, Q4 first, second, third, fourth quarter of the year

R&M Refining and Marketing including petrochemicals

ROACE Return On Average Capital Employed; NOPAT divided by average capital employed expressed as a percentage

ROE Return On Equity; net income for the year divided by average stockholders' equity expressed as a percentage

ROfA Return On fixed Assets; EBIT divided by average intangible and tangible assets expressed as a percentage

RON New Romanian leu

RRR Reserve Replacement Rate

sales revenues sales excluding petroleum excise tax

SEC United States Securities and Exchange Commission

SFAS Statement on Financial Accounting Standards

t, toe metric tonne, tonne of oil equivalent

TRIR Total Recordable Incident Rate

USD US dollar

For more abbreviations and definitions please visit www.omv.com

Five-year summary

Five-year summary — EUR mn

	2008	2007	2006	2005	2004
Sales	25,543	20,042	18,970	15,580	9,829
Earnings before interest and taxes (EBIT)	2,340	2,184	2,061	1,958	975
Income from ordinary activities	2,309	2,412	2,156	1,948	1,015
Taxes on income	(780)	(569)	(506)	(488)	(324)
Net income before minorities	1,529	1,843	1,658	1,496	690
Net income after minorities	1,374	1,579	1,383	1,256	689
Clean EBIT	3,105	2,377	2,257	2,305	1,008
Clean net income after minorities	1,738	1,649	1,521	1,391	711
Balance sheet total	21,376	21,250	17,804	15,451	13,236
Equity	9,363	10,340	9,176	7,694	5,762
Net debt	3,448	2,453	630	(126)	692
Average capital employed [1]	13,341	11,735	9,120	7,495	4,670
Cash flow from operations	3,214	2,066	2,027	2,108	1,039
Capital expenditure	3,547	4,118	2,518	1,439	2,297
Depreciation	1,293	977	810	794	480
Earnings before interest, taxes and depreciation (EBITD)	3,633	3,161	2,877	2,752	1,454
Net operating profit after tax (NOPAT)	1,624	1,869	1,682	1,492	718
Return on average capital employed (ROACE) [1]	12%	16%	18%	20%	15%
Return on equity (ROE) [1]	16%	19%	20%	22%	19%
Stockholders' equity to total assets	44%	49%	52%	50%	44%
Gearing ratio	37%	24%	7%	(2)%	12%
Dividend per share [2, 3] in EUR	1.00	1.25	1.05	0.90	0.44
Earnings per share [2] in EUR	4.60	5.29	4.64	4.21	2.55
Clean earnings per share [2] in EUR	5.82	5.52	5.10	4.66	2.64
Employees as of December 31	41,282	33,665	40,993	49,919	57,480

[1] 2004: Adjusted for impact of Petrom acquisition.
[2] Figures for 2004 adapted according to stock split by the ratio of 1:10.
[3] Proposal to the Annual General Meeting for 2008.


OMV Group in figures 2008
"Every business success enhances our global responsibility."
OMV
Move & More. OMV

Contents

01 Statement of the Chairman of the Executive Board
02 Executive and Supervisory Board
03 OMV Group objectives
04 Key figures of the Group
06 Key figures by segments
09 OMV employees, HSE
10 Exploration and Production
14 Refining and Marketing including petrochemicals
18 Gas and Power
21 Market indicators
22 Key OMV share data
23 Financial calendar
24 OMV's stock exchange and privatization history
25 OMV share price performance 2008
26 OMV Investor News in 2008
27 Abbreviations and definitions
28 Shareholders' information

Statement of the Chairman of the Executive Board

Dear shareholders,

I would like to highlight three aspects in 2008:

- Another successful year with what are in many aspects record results for the sixth year in succession
- Your dividend will represent a payout ratio of 22%
- Thanks to our conservative financial policy we are well placed to confront the challenges of the current operating environment

In **E&P**, work progressed on the field developments in Kazakhstan and New Zealand, while in Austria two gas fields were put on stream. In addition, OMV was awarded exploration licenses in Norway, Pakistan, Slovakia and Tunisia and extended the licenses in Libya. In **R&M** the modernization of all three western refineries was completed. In **G&P** the Central European Gas Hub is being transformed into one of the key trading hubs in continental Europe and construction on a gas-fired power plant in Romania has begun. The modernization of Petrom showed visible successes in 2008. Oil production stabilized, the modernization of over 5,000 wells was completed and the reserve replacement rate reached an impressive 71% two years ahead of schedule.

The restructuring of Petrom's marketing business was completed as well.

I expect key market indicators that are critical to our operations to remain highly volatile in 2009. The forecast economic slowdown will lead to low growth rates in the Central and Southeast European markets served by OMV. We believe that our strategic focus on becoming an integrated energy group, coupled with our financial strength, selective investment policy and cost reduction programs, will underpin sustainable growth, even at a time of rapidly deteriorating business conditions. This approach will set us apart from our competitors and enable us to remain an attractive company for investors and employees.

Wolfgang Ruttenstorfer

Executive and Supervisory Board

Executive Board:

Wolfgang Ruttenstorfer
Terms of office July 3, 1992 to January 27, 1997 and January 1, 2000 to March 31, 2011.
Chairman and Chief Executive Officer

Gerhard Roiss
Term of office September 17, 1997 to March 31, 2014.
Deputy Chairman
Refining and Marketing including petrochemicals and chemicals

David C. Davies
Term of office April 1, 2002 to March 31, 2010.
Chief Financial Officer

Werner Auli
Term of office January 1, 2007 to March 31, 2014.
Gas and Power

Helmut Langanger
Term of office January 1, 2002 to September 30, 2010.
Exploration and Production

Supervisory Board:

Rainer Wieltsch Chairman
Mohamed Nasser Al Khaily
Deputy Chairman (until May 14, 2008)
Alyazia Ali Saleh Al Kuwaiti
Deputy Chairwoman (since May 14, 2008)
Peter Michaelis Deputy Chairman
Murtadha Mohammed Al Hashemi (until May 14, 2008)
Helmut Draxler
Mohamed Al Khaja (since May 14, 2008)
Wolfram Littich
Gerhard Mayr
Herbert Stepic
Herbert Werner
Norbert Zimmermann

Delegated by the Central Works Council as per section 110 para. 1 Labor Relations Act:

Leopold Abraham
Wolfgang Baumann
Franz Kaba
Ferdinand Nemesch
Markus Simonovsky

OMV Group objectives

	Targets 2010	2008	2007	2006	2005	2004
Oil and gas production in boe/d	**350,000-360,000**	317,000	321,000	324,000	338,000	125,000
Marketing market share in % [1]	**20**	20	20	20	18	14
Retail stations [2]	**n.a.**	2,528	2,538	2,540	2,451	1,773
Refining capacity in mn t	**up to 50.0**	25.8	26.4	26.4	26.4	18.4
Gas marketing volumes in bcm	**18**	12.8	13.1	14.1	8.9	8.4
ROACE in %	**13**	12	16	18	20	15
ROE in %	**16–18**	16	19	20	22	19
Gearing ratio in %	**≤30**	37	24	7	(2)	12
Payout ratio in %	**30**	22	24	23	21	19

[1] The relevant Central and Southeastern European markets include Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Moldavia, Romania, Serbia, Slovakia, Slovenia, Southern Germany and Triveneto (Italy).
[2] Target for the number of retail stations is defined through marketing market share.

Key figures of the Group

Statement of income in EUR mn	**2008**	2007	2006	2005	2004
Sales	25,543	20,042	18,970	15,580	9,829
Earnings before interest and taxes (EBIT)	2,340	2,184	2,061	1,958	975
Clean EBIT	3,105	2,377	2,257	2,305	1,008
Financial result	(31)	228	95	(11)	40
Income from ordinary activities	2,309	2,412	2,156	1,948	1,015
Taxes on income	(780)	(569)	(506)	(488)	(324)
Net income after minorities	1,374	1,579	1,383	1,256	689
Clean net income after minorities	1,738	1,649	1,521	1,391	711

Balance sheet in EUR mn	**2008**	2007	2006	2005	2004
Balance sheet total	21,376	21,250	17,804	15,451	13,236
Equity	9,363	10,340	9,176	7,694	5,762
Net debt	3,448	2,453	630	(126)	692
Average capital employed [1]	13,341	11,735	9,120	7,495	4,670

[1] 2004: Adjusted for impact of Petrom acquisition.

Key figures of the Group

Cash flow in EUR mn	**2008**	2007	2006	2005	2004
Cash flow from operating activities	3,214	2,066	2,027	2,108	1,039
Cash flow from investing activities	(3,404)	(3,573)	(2,226)	(1,334)	(888)
Investments	(3,696)	(3,715)	(2,549)	(1,842)	(1,098)
Disposals	292	141	323	507	210
Cash flow from financing activities	209	660	(273)	(366)	1,028
Cash and cash equivalents at end of year	700	700	1,564	1,951	1,467
Free cash flow	(190)	(1,507)	(199)	774	151

Overview key figures	**2008**	2007	2006	2005	2004
Net operating profit after tax (NOPAT) in EUR mn	1,624	1,869	1,682	1,492	718
Return on average capital employed (ROACE) in % [1]	12	16	18	20	15
Return on equity (ROE) in % [1]	16	19	20	22	19
Equity ratio in %	44	49	52	50	44
Gearing ratio in %	37	24	7	(2)	12

[1] 2004: Adjusted for impact of Petrom acquisition.

Key figures by segments

Capital expenditure by segments in EUR mn	**2008**	2007	2006	2005	2004
Exploration and Production	2,328	1,364	732	526	183
Refining and Marketing incl. petrochemicals [1]	894	1,284	1,648	855	462
Gas and Power	243	155	36	30	19
Chemicals	—	—	—	10	65
Corporate and Other [2, 3]	82	1,316	102	18	1,568
Group	**3,547**	**4,118**	**2,518**	**1,439**	**2,297**

Group sales in EUR mn	**2008**	2007	2006	2005	2004
Exploration and Production	1,023	853	782	938	324
Refining and Marketing incl. petrochemicals	20,837	16,285	16,197	13,634	8,378
Gas and Power	3,675	2,896	1,948	796	726
Chemicals	—	—	—	203	392
Corporate and Other	7	7	43	9	8
Group	**25,543**	**20,042**	**18,970**	**15,580**	**9,829**

[1] 2006: CAPEX for R&M includes an investment of EUR 848 mn in 34% of Petrol Ofisi.
[2] 2007: CAPEX for Corporate and Other includes the increase of OMV's share in MOL.
[3] 2004: CAPEX for Corporate and Other includes investments in Petrom (OMV's share: 51%) of EUR 1,548 mn.

Key figures by segments

EBIT in EUR mn	**2008**	2007	2006	2005	2004
Exploration and Production	2,311	1,933	1,908	1,594	469
Refining and Marketing including petrochemicals	(105)	84	121	411	481
Gas and Power	245	244	135	68	76
Chemicals	—	—	—	6	20
Corporate and Other	(111)	(77)	(103)	(121)	(71)
Group	**2,340**	**2,184**	**2,061**	**1,958**	**975**

Clean EBIT in EUR mn	**2008**	2007	2006	2005	2004
Exploration and Production	2,618	1,978	1,974	1,718	448
Refining and Marketing including petrochemicals	302	224	219	604	512
Gas and Power	274	250	135	67	77
Chemicals	—	—	—	6	22
Corporate and Other	(89)	(76)	(71)	(89)	(50)
Group	**3,105**	**2,377**	**2,257**	**2,305**	**1,008**

Key figures by segments

EBITD in EUR mn [1]	**2008**	2007	2006	2005	2004
Exploration and Production	2,964	2,458	2,360	2,012	681
Refining and Marketing including petrochemicals	453	474	456	742	696
Gas and Power	281	269	147	78	86
Chemicals	—	—	—	26	48
Corporate and Other	(65)	(39)	(86)	(106)	(57)
Group	**3,633**	**3,161**	**2,877**	**2,752**	**1,454**

Clean EBITD in EUR mn [1]	**2008**	2007	2006	2005	2004
Exploration and Production	3,230	2,465	2,369	2,114	659
Refining and Marketing including petrochemicals	663	573	528	932	727
Gas and Power	299	271	148	77	87
Chemicals	—	—	—	26	51
Corporate and Other	(44)	(39)	(54)	(74)	(36)
Group	**4,148**	**3,270**	**2,991**	**3,075**	**1,487**

[1] EBITD = Earnings before interest, taxes and depreciation.

OMV employees, HSE

OMV employees as of December 31	**2008**	2007	2006	2005	2004
Employees (excluding Petrom)	5,694	5,432	5,180	5,226	6,475
Petrom employees	35,588	28,233	35,813	44,693	51,005
OMV Group employees	**41,282**	**33,665**	**40,993**	**49,919**	**57,480**

Health, safety, security and environment (HSE)	**2008**	2007	2006	2005	2004
Fatalities (own employees)	7	3	6	3	0
Lost workday incidents (own employees)	61	40	73	72	38
Lost time incident rate per 1 mn hours worked	0.91	0.65	0.98	0.87	3.76
Energy consumption in petajoule [1]	165.4	159.5	154.5	83.6	81.5
CO_2 emissions in mn t [1]	11.1	10.8	11.6	6.2	6.7
Spills and leakages	1,701	884	2,782	1,353	43

[1] Figures until 2005 excluding Petrom.

Exploration and Production

Our business activities
Our well balanced international E&P portfolio, spread across 19 countries, is grouped into six core regions: Central and Eastern Europe, North Africa, Northwestern Europe, Middle East, Australia/New Zealand, as well as Russia/Caspian Region. Daily production is about 317,000 boe, and proved oil and gas reserves are 1.2 bn boe.

Our objectives and strategy
We are targeting an increase in production to 350,000-360,000 boe/d by 2010 through new field developments and re-developments in Kazakhstan, Libya, New Zealand, Romania, Tunisia and Yemen. We aim to keep up the drive to modernize Petrom in order to make the most of the company's considerable potential. We plan to continue to expand our promising exploration portfolio in order to underpin sustainable, long-term growth.

Our competitive advantages
- Strong focus on Central and East European EU member states through Petrom's operations.
- Strong track record in optimizing recovery from complex onshore structures.
- Use of state-of-the-art seismic technologies and exploration techniques.
- Outstanding expertise in building and operating sour gas production systems.
- Experience in developing and operating fields in politically and environmentally sensitive areas.
- Balanced risk profile thanks to a global asset portfolio spread across six core regions.
- The synergies open to an integrated oil and gas company.

Exploration and Production

Key projects 2008

Country	Field/area	Oil/gas/NGL	OMV 2008 average production in boe/day
Romania	Petromar FC	Gas	30,000
Romania	Bradesti	Gas	22,000
Romania	Ticleni	Gas	21,000
Libya	NC115	Oil	17,000
Romania	Torcesti Burcioaia Barbuncesti	Gas	16,000
Pakistan	Sawan	Gas	14,000
Austria	Area 2 Matzen	Oil	14,000

Key development projects

Country	Field/area	Oil/gas/NGL	First production
Yemen	Block S2	Oil	2006
Libya	Nafoora Re-Development	Oil	2008
Libya	NC186 Re-Development	Oil	2008
Austria	Ebenthal	Gas	2008
Austria	Strasshof	Gas	2008
Kazakhstan	Komsomolskoe	Oil	Estimated for 2009
New Zealand	Maari	Oil	Estimated for 2009

Number of completed wells	**2008**	2007	2006	2005	2004
Exploration and appraisal	70	60	45	34	46
Development and production	348	240	218	56	43
Total	**418**	**300**	**263**	**90**	**89**

Exploration and Production

Production [1]	**2008**	2007	2006	2005	2004
Crude oil and NGL production in mn bbl	**60.9**	**59.8**	**61.6**	**65.6**	**27.7**
Central and Eastern Europe (CEE)	38.7	38.8	40.6	43.7	6.6
Northwestern Europe	1.8	2.6	3.3	3.8	3.7
North Africa	15.7	14.6	13.3	12.9	11.7
Middle East	1.2	0.6	0.1	0.4	0.4
Russia/Caspian Region	1.7	1.3	1.2	1.1	—
Australia/New Zealand	1.7	1.8	1.0	0.9	1.1
Natural gas production in bcf	**308.0**	**321.6**	**317.6**	**322.4**	**109.3**
CEE	242.2	252.0	255.6	263.1	46.5
Northwestern Europe	6.2	7.1	8.8	9.1	9.9
Middle East	37.2	40.1	40.3	39.4	36.8
Russia/Caspian Region	2.2	2.1	2.1	—	—
Australia/New Zealand	20.1	20.3	10.9	10.8	16.1
Total production in mn boe	**115.9**	**117.2**	**118.4**	**123.3**	**45.9**
CEE	82.7	84.6	87.1	91.6	14.3
Northwestern Europe	2.9	3.8	4.8	5.3	5.4
North Africa	15.7	14.6	13.3	12.9	11.7
Middle East	7.4	7.3	6.8	6.9	6.6
Russia/Caspian Region	2.1	1.7	1.6	1.1	—
Australia/New Zealand	5.0	5.1	2.9	2.7	3.7

[1] 2004-2006: As South America is not a core region, figures are not shown separately; however, figures are included in the total.

Exploration and Production

Reserves [1]	**2008**	2007	2006	2005	2004
Proved oil and NGL reserves in mn bbl [2]	**696.4**	**698.3**	**738.4**	**782.1**	**210.5**
CEE	508.5	538.7	572.9	617.2	60.3
Northwestern Europe	13.8	14.8	17.0	19.4	24.3
North Africa	116.3	88.5	92.0	91.9	99.4
Middle East	13.3	9.3	8.0	1.1	1.5
Russia/Caspian Region	24.4	25.5	27.2	16.1	—
Australia/New Zealand	20.1	21.4	21.3	20.8	7.5
Proved natural gas reserves in bcf [2]	**2,825.2**	**2,878.0**	**3,071.1**	**3,247.3**	**1,046.2**
CEE	2,576.5	2,574.1	2,650.8	2,800.1	530.1
Northwestern Europe	28.5	30.5	37.3	40.0	49.5
North Africa	—	—	19.6	19.6	19.6
Middle East	105.1	139.0	225.2	294.5	313.1
Russia/Caspian Region	31.4	30.1	37.6	—	—
Australia/New Zealand	83.6	104.3	100.6	93.1	134.0
Total proved reserves in mn boe [2]	**1,205.8**	**1,216.0**	**1,289.3**	**1,364.6**	**384.8**
CEE	976.5	1,005.8	1,053.7	1,125.1	148.7
Northwestern Europe	18.6	19.9	23.2	26.1	32.5
North Africa	116.3	88.5	95.3	95.2	102.6
Middle East	30.8	32.5	45.5	50.2	53.7
Russia/Caspian Region	29.6	30.6	33.5	16.1	—
Australia/New Zealand	34.0	38.8	38.0	36.3	29.8

[1] 2004-2006: As South America is not a core region, figures are not shown separately; however, figures are included in the total.
[2] Developed and undeveloped reserves as of December 31.

Refining and Marketing including petrochemicals

Our business activities
We operate refineries in Schwechat, Austria and Burghausen, Southern Germany, both with integrated petrochemical complexes. Together with the Petrobrazi and Arpechim plants in Romania and our 45% stake in Bayernoil, Southern Germany, these give us a total annual capacity of 25.8 mn t (530,000 bbl/d). Our network of filling stations (2,528 stations spanning 13 Central and Southeast European countries) and an efficient commercial business underpin our market leadership and give us a strong platform for profitable growth.

Our objectives and strategy
We aim to extend our market leadership in the Danube and Black Sea regions. We have already hit our target of a 20% market share for our marketing business, ahead of time. The main priority going forward will be restructuring Petrom's Romanian refineries. Another strategic objective is transforming our refineries into energy/conversion hubs. In marketing, the focus will be on further restructuring of the retail network and enhancing service offerings at our filling stations in order to differentiate ourselves from the competition and increase efficiency.

Our competitive advantages
- An eastern refinery hub (Petrobrazi and Arpechim) in addition to our western hub (Schwechat, Burghausen and Bayernoil), as well as improved access to crude supplies thanks to the Petrom acquisition – a major advance towards profitable growth.
- An efficient filling station network with extensive market coverage and strong brands (OMV, Avanti and Petrom).
- An innovative approach to non-oil retailing.
- High product quality and environmental standards.

Refining and Marketing including petrochemicals

Source of processed crude oil in 1,000 t	API	**2008**	2007	2006	2005	2004
Algeria	45.5	1,321	483	370	201	386
Austria	21.8–35.1	895	931	853	909	979
Azerbaijan	34.4	182	399	704	652	244
Egypt	32.3–41.1	407	280	—	—	—
Iran	31.0–33.0	335	676	342	891	547
Iraq	31.3–32.6	1,534	1,015	144	—	200
Kazakhstan	39.1–42.2	4,443	4,882	4,406	3,154	3,144
Libya	36.8–43.1	5,030	5,311	5,334	4,839	5,817
Nigeria	30.2–35.0	434	265	1,819	1,479	825
Romania	15.8–40.3	4,290	4,268	4,449	4,754	—
Russia	30.4–46.4	1,440	1,385	3,198	4,516	2,196
Saudi Arabia	27.6–38.5	502	664	811	1,218	1,585
Syria	23.3–37.5	497	1,069	1,021	306	300
Tunisia	29.4–43.8	296	222	205	178	61
United Kingdom	27.3	—	25	333	450	849
Venezuela	30.7	906	403	—	—	—
Others	n.a.	194	113	74	115	128
Total		**22,706**	**22,391**	**24,063**	**23,662**	**17,261**

Crude oil processing in 1,000 t	**2008**	2007	2006	2005	2004
Crude oil	22,706	22,391	24,063	23,662	17,261
Semi-finished products and others	1,052	829	1,056	719	796
Total	**23,758**	**23,220**	**25,119**	**24,381**	**18,057**
Utilization rate in %	86	85	92	90	94

Refining and Marketing including petrochemicals

Sales volume in 1,000 t	**2008**	2007	2006	2005	2004
Petrochemicals	2,141	2,021	2,174	2,015	1,703
Gasoline	4,667	4,802	5,032	4,831	3,056
Jet fuel	1,692	1,643	1,583	1,477	1,265
Diesel fuel	7,296	6,993	6,737	6,536	4,694
Heating oil extra light	2,471	2,033	2,861	2,944	2,802
Fuel oil	1,706	1,677	2,047	2,026	1,164
Bitumen	799	752	753	783	598
Coke	399	348	388	358	231
Others	1,472	1,155	1,392	1,030	640
Total	22,643	21,424	22,967	22,000	16,153

Marketing [1]	2008	2007	2006	2005	2004
Sales volumes in mn t	18.45	17.09	18.53	17.44	11.86
Market share in % [2]	20	20	20	18	14

[1] Retail and commercial business.
[2] The relevant Central and Southeastern European markets include Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Moldavia, Romania, Serbia, Slovakia, Slovenia, Southern Germany and Triveneto (Italy).

Refining and Marketing including petrochemicals

Retail network as of December 31	**2008**	2007	2006	2005	2004
Austria	541	559	562	571	580
Bosnia and Herzegovina	26	21	19	15	12
Bulgaria	95	90	87	73	69
Croatia	56	54	51	40	36
Czech Republic	215	218	219	147	145
Germany	405	404	412	403	383
Hungary	174	171	168	166	168
Italy	97	109	110	100	91
Moldavia	115	112	81	80	—
Romania	550	550	593	625	68
Serbia	59	55	43	31	20
Slovakia	93	92	92	98	98
Slovenia	102	103	103	102	103
Total	**2,528**	**2,538**	**2,540**	**2,451**	**1,773**
[thereof with VIVA shops]	[1,031]	[981]	[944]	[813]	[746]

Gas and Power

Our business activities
The Gas and Power segment has significant growth potential as natural gas is a key primary energy source of the future. We operate across the entire gas value chain. We import large amounts of natural gas to Austria – largely from Russia and Norway – and also produce gas at our own fields. We play a key role in gas transit, with about one-third of all Russian gas exports to Western Europe traveling via the Baumgarten gas turntable. Our 2,000 km pipeline network and our gas storage facilities make a major contribution to security of supply in Austria and beyond. The Central European Gas Hub has grown into one of the top three gas hubs in continental Europe. We plan to extend the value chain by developing an electrical power business, thereby exploiting synergies with the gas business.

Our objectives and strategy
We aim to strengthen our position in Central and Southeastern Europe and plan to boost annual gas sales to 18 bcm by 2010. One-third of the gas sold is to be sourced from our own production, resulting in the consolidation of what is already a stable and sustainable gas business in the heart of Europe. In addition, we intend to turn the Central European Gas Hub into a major gas exchange, and extend OMV's business activities along the gas supply chain, through to electrical power business.

Our competitive advantages
- Operation of the largest gas logistics center in Central Europe.
- Transportation and marketing of natural gas produced by ourselves.
- Long-term relationships and contracts with major gas suppliers.
- Highly competitive storage and transport costs.
- Key turntable in the international gas transit system.
- Strong gas marketing subsidiaries.

Gas and Power

Gas sales in mn cbm	**2008**	2007	2006	2005	2004
OMV Gas	221	400	1,436	1,795	1,739
EconGas [1]	7,533	7,409	7,710	7,113	6,634
Petrom [2]	5,021	5,257	4,969	—	—

Supply in mn cbm	**2008**	2007	2006	2005	2004
Equity supply	5,256	5,630	5,385	779	862
Russia	4,562	3,727	5,851	6,261	5,840
Norway	1,341	1,363	1,272	1,062	908
Others	2,007	1,871	1,922	275	258
Total [3]	**13,166**	**12,591**	**14,430**	**8,377**	**7,868**

Gas transportation sold in bcm [4]	**2008**	2007	2006	2005	2004
Total	**66.32**	**64.31**	**58.51**	**57.70**	**56.31**

[1] Since Q4/06 EconGas is fully consolidated.
[2] In 2006, the gas segment of Petrom was established.
[3] Deviation between supply and sales volumes due to changes in storage volumes.
[4] In the logistics business, OMV introduced a new definition for the sold transportation capacity of gas starting in 2008, in line with European efforts towards harmonization and transparency: Calculation is now based on quantities assigned to shippers at pipeline connection points.

Gas and Power

Storage	**2008**	2007	2006	2005	2004
Storage capacity sold in mn cbm	2,187	2,006	1,534	1,450	1,751
Average storage capacities sold in cbm/h	802,760	771,286	672,400	579,625	768,651

Gas prices in Romania in USD/1,000 cbm [1]	**2008**	2007	2006	2005	2004
Import price	440	293	297	220	150
Regulated gas price for producers	196	184	122	94	56
Regulated gas price for households	414	364	301	212	141
Regulated gas price for industrial customers	389	350	287	195	130

[1] Prices per 1,000 cbm at 15°C.

Market indicators

	2008	2007	2006	2005	2004
Average crude price for Brent in USD/bbl	97.26	72.39	65.14	54.38	38.22
Average crude price for Urals in USD/bbl	94.76	69.38	61.35	50.87	34.50
NWE refining margin in USD/bbl [1]	8.23	4.88	4.85	6.25	n.a.
Med Urals refining margin in USD/bbl	5.54	5.32	5.41	5.31	n.a.
Naphtha contract price in EUR/t	534	489	446	379	300
WECP ethylene in EUR/t [2]	1,102	904	863	739	631
WECP propylene in EUR/t [2]	960	859	826	710	551
World crude demand in mn bbl/d [3]	85.8	86.0	84.5	83.7	82.4
World crude output in mn bbl/d [3]	86.6	85.6	85.2	84.5	83.2
Gas market in Austria in bcm [3,4]	9.0	7.9	8.5	9.1	8.6
CEE petroleum product consumption in mn t [3,5]	85	82	85	83	82
[thereof in Austria in mn t] [3]	[11.9]	[12.0]	[12.7]	[12.9]	[12.4]
Average exchange rate EUR-USD	1.47	1.37	1.26	1.24	1.24
Average exchange rate EUR-RON	3.68	3.34	3.53	3.62	4.05

1 North West European.
2 West European Contract Prices.
3 2008 figures are estimates.
4 Gas sales volumes to customers according to E-Control GmbH.
5 The Central and Southeastern European markets include Austria, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, Moldavia, Romania, Serbia, Slovakia, Slovenia, Southern Germany and Triveneto (Italy).

Key OMV share data

Key OMV share data (ISIN: AT0000743059) [1]	**2008**	2007	2006	2005	2004
Number of outstanding shares in mn [2]	298.75	298.73	298.71	298.68	298.65
Market capitalization as of December 31 in EUR bn	5.59	16.56	12.84	14.78	6.62
Year's high in EUR	57.80	55.42	59.86	52.89	22.45
Year's low in EUR	16.70	39.10	37.20	20.93	11.93
Year end in EUR	18.72	55.42	42.99	49.50	22.17
Price/Earnings (P/E) [3]	4.1	10.5	9.3	11.8	8.7
Price/Cash flow (P/CF) [3]	1.7	8.0	6.3	7.0	5.7
Dividend per share in EUR [4]	1.00	1.25	1.05	0.90	0.44
Payout ratio in %	22	24	23	21	19
Earnings per share in EUR	4.60	5.29	4.64	4.21	2.55
Cash flow per share in EUR [5]	10.76	6.92	6.80	7.06	3.86
Book value per share in EUR	24.77	27.24	23.36	19.73	14.29
Dividend yield in %	5.3	2.3	2.4	1.8	2.0

[1] 2004: Figures adapted according to stock split 1:10.
[2] No par value shares less treasury shares.
[3] Based on year-end price.
[4] 2008: Proposal to the Annual General Meeting.
[5] Cash flow from operating activities.

Financial calendar

Financial calendar	Dates [1]
Results January–December and Q4 2008	February 25, 2009
Trading statement Q1 2009	April 17, 2009
Results January–March 2009	May 8, 2009
Record date [2]	May 7, 2009
Annual General Meeting [3]	May 13, 2009
Ex dividend date	May 18, 2009
Dividend payment date	May 19, 2009
Trading statement Q2 2009	July 17, 2009
Results January–June and Q2 2009	August 5, 2009
Trading statement Q3 2009	October 20, 2009
Results January–September and Q3 2009	November 10, 2009
Results January–December and Q4 2009	February 2010

[1] The dates shown above are provisional and subject to final confirmation.
[2] Attendance of the AGM is conditional on the deposit of shares.
[3] Annual General Meeting: 2:00 pm (CET), AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, Austria.

OMV's stock exchange and privatization history

1987: In December the initial public offering takes place on course with the privatization of the public sector. The Österreichische Industrieholding AG (ÖIAG) sells 15% of OMV's capital stock (ATS 2 bn split into 2 mn shares with a face value of ATS 1,000) at a price of ATS 4,400 per share, thereby reducing its share to 85%. OMV shares start trading in Vienna on December 3 and close at ATS 4,455. On December 9, the shares are traded in Frankfurt and Munich for the first time.

1989: In September, ÖIAG sells another 10% of OMV shares in a secondary offering at a price of ATS 8,240 per share. Following a further sale of shares to institutional investors ÖIAG's stake is reduced to approximately 72%.

1991: The face value of 5% of the capital stock is reduced from ATS 1,000 to ATS 100 in order to facilitate the introduction to the Austrian Futures and Options Exchange in April. In June, OMV's capital stock is increased by ATS 400 mn to ATS 2.4 bn. ÖIAG exercises its rights and continues to own 72%. On December 9, the OMV share is the first Austrian share to be traded on firm quotation on SEAQ International in London.

1994: In May, IPIC (International Petroleum Investment Company) buys 13% of OMV from ÖIAG so that ÖIAG's stake is reduced to 59%. In June, OMV increases its capital to ATS 2.7 bn. IPIC exercises its rights as well as those of ÖIAG and increases its stake to 19.6%, whereas ÖIAG's stake declines to 52.4%. A Level 1 ADR program is established in the US. In September, face value of ATS 100 is harmonized for all shares. Until year end, ÖIAG sells a further 2.5% and reduces its OMV stake to 49.9%. For the first time, OMV is majority owned by private stockholders.

1996: In May, ÖIAG sells another 4.02 mn shares at a price of ATS 1,055 thus decreasing its stake to 35%.

1999: The Company's share capital is converted to EUR 196.29 mn on May 18 and all ordinary shares are no par value shares (27 mn shares).

2004: In December, OMV successfully completes a EUR 657 mn share capital increase through the issuance of 3 mn new shares priced at EUR 219 per share. The new shareholder structure consists of 50.9% free float, 31.5% ÖIAG and 17.6% IPIC. As a result, for the first time the free float represents the majority of the issued shares.

2005: Delisting from the Frankfurt and Munich stock exchanges, as less than 1% of average volume in OMV shares is traded on these exchanges. On July 11, OMV's stock split by the ratio of 1:10 is effective on the Vienna Stock Exchange. Consequently, OMV's share capital is now divided into 300 mn no par value shares issued to bearers. The nominal value per share is EUR 1.

2008: In October, IPIC increased its stake to 19.2%, thus reducing the free float to 49.3%.

OMV share price performance 2008



120
100
80
60
40
20
0
3,000
1,500
0
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Monthly trading volume of OMV shares in EUR mn (right scale)
OMV share price performance

OMV Investor News in 2008

25.01. OMV and Gazprom agree to jointly develop the gas trading hub in Baumgarten
01.02. OMV/MOL: European Commission receives merger notification
05.02. RWE joins Nabucco consortium as sixth partner
26.02. Report January – December and Q4 2007
10.03. OMV optimizes filling station network
11.03. OMV awarded one additional exploration licence in Norway
21.04. OMV will attend MOL AGM to question MOL's Board
23.04. OMV to question validity of several MOL AGM's resolutions
25.04. OMV acquires exploration license in offshore Tunisia
07.05. Report January – March 2008
14.05. Results of OMV's Annual General Meeting
28.05. OMV signs EUR 1.5 bn revolving credit facility
23.06. OMV participates in additional exploration license in Norway
14.07. OMV with a new exploration success in Tunisia
17.07. OMV signs agreement with Libyan NOC to renew contracts for major oil fields
06.08. Report January – June and Q2 2008
06.08. OMV revokes declaration of intent to combine OMV and MOL
08.08. OMV acquires two exploration licenses in Pakistan
26.08. OMV strengthens security of supply in Austria through increased gas production
28.08. OMV plans to set up a gas-fired power plant in Turkey
01.09. OMV obtains credit ratings
02.09. OMV announces successful drilling offshore UK
10.09. OMV and Borealis: Significant expansion of Burghausen site for leading position in petrochemical industry
01.10. Krk confirmed as location for Adria LNG
21.10. ÖIAG/IPIC consortium increased shareholding in OMV to 50.7%
23.10. OMV with continuing exploration success in Tunisia
05.11. OMV, Gazprom and Vienna Stock Exchange agree to jointly develop Central European Gas Hub and establish a gas exchange
06.11. Report January – September and Q3 2008
22.12. OMV and RWE to jointly own Caspian Energy Company Ltd

Abbreviations and definitions

bbl, bbl/d
barrel (1 barrel equals approximately 159 liters), bbl per day

boe, boe/d
barrel of oil equivalent, boe per day

cbm, cf
standard cubic meter, standard cubic feet (16°C/60°F)

NGL
natural gas liquids; natural gas which is extracted in liquid form during the production of hydrocarbons

t, toe
metric tonne, tonne of oil equivalent

Conversion factors			**Multiply by**
Crude oil	**1 t**	**1,000 liter**	**1 bbl**
1 t	1.000	1.168	7.345
1,000 liter	0.856	1.000	6.290
1 bbl	0.136	0.159	1.000

Natural gas	**1 bn cbm**	**1 bn cf**	**1 mn toe**	**1 mn boe**
1 bn cbm	1.000	37.326	0.847	6.221
1 bn cf	0.027	1.000	0.023	0.167
1 mn toe	1.181	44.068	1.000	7.345
1 mn boe	0.161	6.000	0.136	1.000

The conversion factors are medians and can vary due to field specifications.

Shareholders' Information

OMV Investor News is a service for shareholders and everybody who is interested in OMV Group. This service provides financial and company information, e.g. quarterly financial reports, information about current events, etc. by e-mail.

To obtain quarterly and annual reports, please contact us or use the ordering service at www.omv.com.

For more details or registration for OMV Investor News please contact:

OMV Aktiengesellschaft
Investor Relations
Trabrennstraße 6-8, 1020 Vienna
Tel.: +43 1 40440-21600
Fax: +43 1 40440-29496
E-mail: investor.relations@omv.com
Internet: www.omv.com

Imprint:
OMV Aktiengesellschaft, Investor Relations
Trabrennstraße 6-8, 1020 Vienna, Austria
Concept and design: FABIAN Design & Werbe GmbH
Printing: Ueberreuter Print GmbH

OMV Aktiengesellschaft
Trabrennstraße 6-8
1020 Vienna, Austria
www.omv.com


"Every business
success enhances
our global
responsibility."
OMV Group in figures 2008
Move & More. OMV

Publisher: OMV Aktiengesellschaft, Vienna
Concept and design: FABIAN Design & Werbe GmbH
Photos: Suzy Stöckl, OMV archive
Litho: Blaupapier Bildretusche Produktion Ges.m.b.H.
Printing: Ueberreuter Print GmbH

In the interest of a fluid style, which is easy to read, non-gender specific terms have been used throughout the annual report. For the production of this report we used environmentally-friendly products.


OMV

Contacts

OMV Aktiengesellschaft
Trabrennstraße 6-8
1020 Vienna, Austria
Tel.: +43 1 40440-0
Fax: +43 1 40440-29496
info@omv.com

OMV Slovenija, d.o.o.
Ferrarska 7
6000 Koper, Slovenia
Tel.: +386 5 663-3300
Fax: +386 5 663-3394
info.slovenia@omv.com

OMV Česká republika, s.r.o.
Na Vitezne plani 1719/4
Prague 4, PSC 140 00
Czech Republic
Tel.: +420 2 61392-111
Fax: +420 2 61212-511
info.czech-republic@omv.com

OMV Deutschland GmbH
Haiminger Straße 1
84489 Burghausen, Germany
Tel.: +49 8677 960-0
Fax: +49 8677 960-2265
info.germany@omv.com

OMV Exploration & Production GmbH
Trabrennstraße 6-8
1020 Vienna, Austria
Tel.: +43 1 40440-0
Fax: +43 1 40440-29426
info.ep@omv.com

OMV Gas & Power GmbH
Trabrennstraße 6-8
1020 Vienna, Austria
Tel.: +43 1 40440-28000
Fax: +43 1 40440-28299
info.erdgas@omv.com

EconGas GmbH
ARES Tower
Donau-City-Straße 11
1220 Vienna, Austria
Tel.: +43 (0) 50205-0
Fax: +43 (0) 50205-2900
office@econgas.com

OMV Hungária Ásványolaj Kft.
Róbert Károly krt. 64-66.
1134 Budapest, Hungary
Tel.: +36 1 452-7100
Fax: +36 1 452-7102
info.hungary@omv.com

OMV New Zealand Ltd.
Level 10, Deloitte House
10 Brandon Street
P.O. Box 2621
Wellington, New Zealand
Tel.: +64 4 9102500
Fax: +64 4 9102504
info.ep@omv.com

OMV of Libya Ltd.
That El Imad Building
That el Imad, Tower 5
Floor 5, P.O. Box 91867
Tripoli, Libya
Tel.: +218 21 33503-67
Fax: +218 21 33503-70
info.ep@omv.com

OMV (PAKISTAN) Exploration Gesellschaft m.b.H.
UBL Building, 7th Floor
F-6/1, Jinnah Avenue,
P.O. Box 2653
Islamabad, Pakistan
Tel.: +92 51 111668668
Fax: +92 51 2273643-44
info.pakistan@omv.com

OMV Refining & Marketing GmbH
Trabrennstraße 6-8
1020 Vienna, Austria
Tel.: +43 1 40440-0
Fax: +43 1 40440-27909
info.rm@omv.com

OMV Slovensko, s.r.o.
Moskovská 13
811 08 Bratislava, Slovakia
Tel.: +421 2 50250-110
Fax: +421 2 50250-728
info.slovakia@omv.com

OMV Solutions GmbH
Trabrennstraße 6-8
1020 Vienna, Austria
Tel.: +43 1 40440-0
Fax: +43 1 40440-27900
info.solutions@omv.com

OMV Supply & Trading AG
Poststrasse 14
6300 Zug, Switzerland
Tel.: +41 41 7120855
Fax: +41 41 7120735
info.switzerland@omv.com

OMV (U.K.) Limited
14 Ryder Street
London SW1Y 6QB
United Kingdom
Tel.: +44 20 7333-1600
Fax: +44 20 7333-1610
info.ep@omv.com

PETROM S.A.
239 Calea Dorobantilor 239
010567 Bucharest 1, Romania
Tel.: +40 372 868930
Fax: +40 372 868544
webmaster@petrom.ro



OMV Aktiengesellschaft
Trabrennstraße 6-8
1020 Vienna, Austria
www.omv.com